Form 10-K405, Exhibit 13
period 1995-06-30
AMERICREDIT CORP
filed 1995-09-28
CIK 804269

CORPORATE PROFILE

AmeriCredit Corp. is a national consumer finance company specializing in purchasing automobile sales finance contracts. The Company is headquartered in Fort Worth, Texas, and its common shares are traded on the New York Stock Exchange.

Through its branch offices and marketing representatives, the Company serves as a funding source for franchised and independent dealers to finance their customers' purchases of primarily used automobiles. The Company targets consumers who are typically unable to obtain financing from traditional sources. Consumer finance contracts originated by dealers which conform to the Company's credit policies are purchased by the Company, generally for a non-refundable acquisition fee and without recourse to the dealer. These consumer finance loans typically range in amounts from $6,000 to $12,000, with repayment terms usually ranging from 24 to 60 months. The Company services its consumer loan portfolio at its central facility using automated loan servicing and collection systems.

LETTER TO SHAREHOLDERS

Fiscal 1995 was a prosperous year for AmeriCredit Corp. The Company more than doubled in size as measured by finance charge income, finance receivables and total assets. Operating income increased 98% from fiscal 1994. We arranged $275 million in debt financing to fund expansion. But most importantly, we continued to invest in our people and systems to strengthen dealer and customer service and ensure that the infrastructure is in place to posture AmeriCredit for future growth.

FISCAL 1995 RESULTS

AmeriCredit earned $28,893,000, or $.95 per share for the fiscal year ended June 30, 1995. These results include an income tax benefit of $18,875,000. On a pre-tax or operating income basis, earnings for the fiscal year ended June 30, 1995 were $10,018,000, or $.33 per share. Net income and pre-tax income for fiscal 1994 was $5,065,000, or $.16 per share.

The income tax benefit included in net income for fiscal 1995 resulted from recognition of a deferred tax asset equal to the expected future tax savings from using our net operating loss carryforward and other future tax benefits. Based on the Company's trend of positive operating results since entering the indirect consumer lending business and future expectations, management determined that it is more likely than not that the net operating loss carryforward and other future tax benefits will be fully utilized prior to expiration of the carryforward periods. Although the Company will not actually pay regular federal income taxes until the net operating loss carryforward and other future tax benefits are used, AmeriCredit will report fully taxed earnings starting in fiscal 1996.

RECEIVABLES GROWTH

AmeriCredit achieved indirect loan portfolio growth of 256% during fiscal 1995, increasing indirect finance receivables to $240.5 million at June 30, 1995 from $67.6 million at June 30, 1994. This growth resulted from branch expansion as well as added loan production from branch offices open for the full year.

A total of 13 new locations were opened in fiscal 1995, bringing our branch network to 31 offices in 20 states at June 30, 1995. Including loan production from marketing representatives, AmeriCredit was doing business in 36 states at

                                  Page -2-
fiscal year end. We plan to open 15 new branches in fiscal 1996, and continue to focus on increasing market penetration in existing branch territories.

Indirect loan purchases amounted to $230.2 million in fiscal 1995, a 249% increase over fiscal 1994 loan volume of $65.9 million. Our dealer network included 822 automobile dealers at fiscal year end, compared to 319 dealers a year ago. The AmeriCredit Dealer Stock Option Plan proved to be a successful marketing tool as 165 of our highest-volume dealers were awarded options to purchase AmeriCredit stock. Looking forward to fiscal 1996, we have developed a comprehensive dealer marketing strategy which will include print media and direct mail campaigns.

OPERATING EFFICIENCY

While experiencing significant growth in loan volume, our operating efficiency also improved. The Company's ratio of operating expenses to average net finance receivables outstanding decreased to 10% for fiscal 1995 from 15% for fiscal 1994. This ratio should improve further as we continue to realize economies of scale from our centralized branch support and loan servicing operations.

FINANCE ACTIVITY

Several major financing transactions were completed in fiscal 1995. In December 1994, we issued $51 million of automobile receivables-backed notes with an interest rate of 8.19%. Taking advantage of lower interest rates and enhanced recognition of AmeriCredit in the asset-backed securities markets, another $99.2 million of notes was issued in June with an interest rate of 6.55%. Each note series is covered by a financial guaranty insurance policy issued by Financial Security Assurance Inc. and is rated Aaa by Moody's Investors Service, Inc. and AAA by Standard & Poor's Corporation.

In June, we expanded our bank line of credit to $125 million and reduced the cost of borrowings under the agreement. Although no borrowings were outstanding under this credit facility at year end, our strategy is to utilize the line of credit to fund new loan volume until the receivables accumulate to a size that can be pooled to access the asset-backed securities markets.

The Company repurchased 433,200 shares of stock in fiscal 1995 at an aggregate price of $3.4 million or $7.88 per share. An additional 185,000 shares have been repurchased between July 1 and September 15, 1995. The Company's stock buyback

                                  Page -3-
program, authorized by the Board of Directors, allows the repurchase of another 2,400,000 shares.

NEW INVESTMENTS

As mentioned above, our rapid growth in fiscal 1995 has been supported by continued investments in our people and systems. The AmeriCredit Corp. Employee Stock Purchase Plan was introduced in November with approximately 75% of our employees electing to participate and become shareholders. Our accelerated management training program is now producing manager candidates for new branch locations.

AmeriCredit remains at the forefront of technology in the sub-prime auto finance sector. In the first quarter, we implemented a credit scoring system developed by Fair Isaac & Co., Inc. from our loan origination and portfolio databases. Credit scoring enables us to target a wider range of the sub-prime automobile finance market by tailoring loan pricing and structure to an empirical assessment of credit risk. We are currently pursuing the development of an even more predictive scorecard for introduction in fiscal 1996.

Among other information systems enhancements, an optical scanning system has been installed to automate processing and storage of loan documents. In an effort to contain collection expenses, behavioral scoring methods are being developed to statistically determine when delinquent accounts should enter the collection process. In early fiscal 1996, we plan to upgrade the predictive dialing system used in the collection process and install a voice response package to streamline customer service.

OUTLOOK

A number of sub-prime automobile lenders have recently raised capital in the public equity and debt markets, creating the perception of increased competition in our business. Our business has always been intensely competitive. We face competition in each of our markets and for virtually every loan we purchase. Despite these competitive pressures, our emphasis on superior dealer service has enabled us to grow our receivables base.

The used car finance industry is very large and is experiencing favorable growth trends. In addition, the business is highly fragmented geographically as well

                                  Page -4-
as by credit segment. All sub-prime lenders are not necessarily competing within the same consumer niche. Significant growth opportunities exist in our business as the industry consolidates. Our ability to target a wide spectrum of the market through risk-adjusted pricing should provide us an advantage in this environment.

We believe that AmeriCredit is well positioned for the future. The strength and experience of our people combined with our investments in systems and technology give us the confidence that we can continue to prosper.

We appreciate your continued interest and support.

Sincerely,



Clifton H. Morris, Jr.
  Chairman of the Board, Chief
   Executive Officer & President

September 15, 1995











                                  Page -5-

                                AMERICREDIT CORP.

                   SUMMARY FINANCIAL AND OPERATING INFORMATION
                  (dollars in thousands, except per share data)

                                                     Years Ended
                               -------------------------------------------------------------
                               June 30,      June 30,      June 30,      June 30,    June 30,
                                1995 (a)       1994        1993 (b)       1992        1991
                                ------       --------      ------       -------     -------
Operating Data:

  Finance charge income       $ 30,249     $ 12,788    $ 13,904     $ 23,989    $ 30,737

  Sales                                                   8,271       48,454     155,924

  Income (loss) before
    income taxes                10,018        5,065     (19,366)     (23,257)    (47,226)

  Net income (loss)             28,893        5,065     (19,366)     (24,201)    (36,188)

  Earnings (loss) per
    share                          .95          .16        (.66)        (.77)      (1.15)

  Weighted average shares
    and share equivalents   30,380,749   31,818,083  29,267,419   31,482,225   31,388,686


                                 June 30,     June 30,    June 30,    June 30,     June 30,
                                  1995         1994        1993 (a)     1992        1991
                                 -------      -------     -------     -------     --------
Balance Sheet Data:

  Cash and cash equivalents
   and investment
   securities                   $ 33,586    $  42,262   $  68,425    $ 39,303     $ 14,255

  Finance receivables,
   net                           221,888       72,150      43,889      69,527      115,399

  Total assets                   285,725      122,215     131,127     153,564      181,388

  Total liabilities              138,499        2,714       8,343       6,224        9,486

  Shareholders' equity           147,226      119,501     122,784     147,340      171,902

  (a)   As further described in the Financial Review, the Company recognized an income tax benefit in fiscal 1995 equal to the expected future tax savings from using its net operating loss carryforward and other future tax benefits.

  (b)   As further described in the Financial Review, the Company withdrew from the retail used car sales business effective December 31, 1992.

                                 FINANCIAL REVIEW
GENERAL

Since September 1992, the Company has been in the business of purchasing automobile sales finance contracts originated by franchised and independent car dealers, generally referred to as indirect consumer lending.

The Company previously engaged in the retail used car sales and finance business. However, in connection with a restructuring during the year ended June 30, 1993, the Company withdrew from the retail used car sales business effective December 31, 1992. The finance receivables originated in this previous business are referred to as the direct lending portfolio and are being liquidated over time as the contracts are collected or charged-off.

From April 1993 through January 1995, the Company also financed insurance premiums for consumers purchasing car insurance through independent insurance agents. The Company curtailed its activities in this business in order to concentrate its resources on the core indirect consumer lending business.

RESULTS OF OPERATIONS

YEAR ENDED JUNE 30, 1995 AS COMPARED TO
 YEAR ENDED JUNE 30, 1994

REVENUE:

The Company's overall finance charge income consisted of the following (in thousands):

                                              Years Ended
                                   --------------------------------
                                     June 30,             June 30,
                                      1995                  1994
                                   -----------          -----------
Indirect consumer lending         $29,039   96%         $ 7,820   61%
Direct lending                        500    2            3,711   29
Premium finance                       710    2            1,257   10
                                  -------  ---          ------   ---

                                  $30,249  100%         $12,788  100%
                                  =======  ===          =======  ===

The increase in finance charge income for the indirect consumer lending business is due to growth of 277% in average net indirect finance receivables outstanding. Average net indirect finance receivables outstanding were $141.5 million for the year ended June 30, 1995 compared to $37.5 million for the year ended June 30, 1994. The Company purchased $230.2 million of indirect loans during fiscal 1995 versus $65.9 million during fiscal 1994. This growth resulted from loan production at branches open at the beginning of the fiscal year as well as expansion of the Company's loan production capacity. The Company opened thirteen branch offices in fiscal 1995 bringing the total number of branches to thirty-one as of June 30, 1995.

The decrease in direct lending and premium financing finance charge income is due to the ongoing liquidation of these portfolios.

The Company's overall effective yield on its finance receivables was 20.4% for both fiscal years. The effective yield on indirect consumer lending receivables was 20.5% for the year ended June 30, 1995 and 20.8% for the year ended June 30, 1994.

Investment income decreased as a result of lower average cash and cash equivalents and investment securities balances in fiscal 1995. The Company's yield on its cash and cash equivalents and investment securities was 5.3% for the year ended June 30, 1995 as compared to 3.8% for the year ended June 30, 1994.

Other income for the years ended June 30, 1995 and 1994 included $964,000 and $105,000, respectively, related to the Company's participation in certain joint ventures which acquire and collect distressed receivables portfolios. These joint ventures were formed in December 1993.

COSTS AND EXPENSES:

Operating expenses as a percentage of average net finance receivables outstanding decreased to 10.0% for the year ended June 30, 1995 as compared to 15.0% for the year ended June 30, 1994. The ratio improved as a result of the Company's ability to leverage its fixed overhead costs by growing its finance receivables portfolio. The dollar amount of operating expenses increased by $5.4 million, or 57%, primarily due to the addition of branch offices and home office supervisory and portfolio servicing staff.

The provision for losses increased to $4.3 million as compared to $1.2 million. Further discussion concerning the provision for losses is included under the caption, "Finance Receivables".

Interest expense of $4.0 million for the year ended June 30, 1995 resulted from borrowings on the Company's bank line of credit and the issuance of $51 million and $99.2 million of automobile receivables-backed notes in December 1994 and June 1995, respectively. The Company did not have any bank borrowings during the year ended June 30, 1994.

The income tax benefit in fiscal 1995 resulted from the Company's recognition of a deferred tax asset equal to the expected future tax savings from using its net operating loss carryforward and other future tax benefits. Based on the Company's trend of positive operating results since entering the indirect consumer lending business in September 1992 and future expectations, the Company determined in the fourth quarter of fiscal 1995 that it is more likely than not that its net operating loss carryforward and other future tax benefits will be fully utilized prior to expiration of the carryforward periods. The Company's net operating loss carryforward was approximately $50 million as of June 30, 1995 and expires between 2007 and 2009. Prior to the fourth quarter of fiscal 1995, the Company had offset the deferred tax asset associated with its net operating loss carryforward and other future tax benefits with a valuation allowance. The deferred tax asset will be expensed through a non-cash income tax provision against the Company's future earnings as the net operating loss carryforward and other future tax benefits are utilized. The Company will not pay regular federal income taxes until the net operating loss carryforward and other future tax benefits have been fully recovered.

YEAR ENDED JUNE 30, 1994 AS COMPARED TO
 YEAR ENDED JUNE 30, 1993

REVENUE:

The Company's overall finance charge income consisted of the following (in thousands):

                                              Years Ended
                                   --------------------------------
                                     June 30,             June 30,
                                      1994                  1993
                                   -----------          -----------

Indirect consumer lending        $ 7,820   61%          $ 1,125    8%
Direct lending                     3,711   29            12,718   92
Premium finance                    1,257   10                61
                                 -------  ---           -------  ---

                                 $12,788  100%          $13,904  100%
                                 =======  ===           =======  ===

The increase in finance charge income for the indirect consumer lending business is a result of growth of 443% in average net indirect finance receivables outstanding. Average net indirect finance receivables outstanding were $37.5 million for the year ended June 30, 1994 compared to $6.9 million for the year ended June 30, 1993. The Company purchased $65.9 million of indirect loans during fiscal 1994 versus $18.4 million during fiscal 1993. This growth resulted from loan production at branches open at the beginning of the fiscal year as well as expansion of the Company's loan production capacity. The Company opened thirteen branch offices in fiscal 1994 compared to five new locations opened during fiscal 1993.

The decrease in direct lending finance charge income is due to the ongoing liquidation of the direct lending portfolio.

The Company's overall effective yield on its finance receivables increased to 20.4% from 18.5% primarily as a result of higher finance charge rates realized in the Company's indirect consumer lending business. The effective yield on indirect consumer lending receivables was 20.8% for the year ended June 30, 1994, while the effective yield on direct lending receivables was 17.6% for the same period.

Investment income increased as a result of higher average cash and cash equivalents and investment securities balances in fiscal 1994. The Company's yield on its cash and cash equivalents and investment securities was 3.8% for the year ended June 30, 1994 as compared to 3.6% for the year ended June 30, 1993.

Other income for the year ended June 30, 1994 included $105,000 related to the Company's participation in certain joint ventures which acquire and collect distressed receivables portfolios. These joint ventures were formed in December 1993.

As described under the caption "General" above, the Company exited the retail used car sales business effective December 31, 1992, and thus did not have sales or cost of sales in fiscal 1994.

The Company's share of operating results of its former affiliate, Pacific Automart Inc., resulted in income of $392,000 for the year ended June 30, 1993. The Company sold its entire interest in Pacific Automart Inc. for $11,300,000 in cash on August 3, 1993. No gain or loss was recognized on the sale.

COSTS AND EXPENSES:

Operating expenses as a percentage of average net finance receivables outstanding decreased to 15.0% for the year ended June 30, 1994 as compared to 18.2% for the year ended June 30, 1993. The ratio improved as a result of the Company's ability to leverage its fixed overhead costs by growing its finance receivables portfolio. The dollar amount of operating expenses decreased by $4.3 million, or 31%, primarily due to the Company's exit from the retail used car sales business.

The provision for losses decreased to $1.2 million as compared to $8.0 million.

Further discussion concerning the provision for losses is included in the paragraph below and under the caption, "Finance Receivables".

The restructuring charges of $15.4 million in the year ended June 30, 1993 related to the Company's exit from the retail used car sales business. These restructuring charges included an accrual of future retail lease and other facility costs, a write-down of used car inventories, a write-down of property and equipment and other assets and an accrual of other costs necessary to complete the liquidation of the retail sales operations. In addition, the Company recorded an additional provision for losses of $5.0 million in light of the impact that closure of the Company's retail sales locations has on the Company's direct finance customer base.

FINANCE RECEIVABLES

The Company provides financing in relatively high-risk markets, and therefore, charge-offs and related losses are anticipated. The Company records a periodic provision for losses as a charge to operations and a related allowance for losses in the consolidated balance sheet as a reserve against estimated losses in the finance receivables portfolio. In the indirect consumer lending business, the Company typically purchases individual finance contracts for a non-refundable acquisition fee on a non-recourse basis, and such acquisition fees are recorded in the consolidated balance sheet as an allowance for losses. The Company reviews historical origination and charge-off relationships, charge-off experience factors, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the periodic provision for losses and the allowance for losses. Although the Company uses many resources to assess the adequacy of the allowance for losses, there is no precise method for accurately determining the ultimate losses in the finance receivables portfolio.

Net finance receivables represented 77.7% and 59.0% of the Company's total assets at June 30, 1995 and 1994, respectively. The following tables present certain data related to the finance receivables portfolio (dollars in thousands):

                                                  June 30,
                                                    1995
                                  ----------------------------------------
                                  Indirect    Direct     Premium     Total
                                  --------    -------    -------   --------
Gross finance receivables         $287,360    $   552    $  821    $288,733
Unearned finance charges
 and fees                          (46,869)       (19)       (6)    (46,894)
                                  --------    -------    ------    --------
Finance receivables
 (principal amount)                240,491        533       815     241,839
Allowance for losses               (19,376)      (387)     (188)    (19,951)
                                  --------    -------    ------    --------
 Finance receivables, net         $221,115    $   146    $  627    $221,888
                                  ========    =======    ======    ========
Number of outstanding
 contracts                          30,941        503     5,827      37,271
                                  ========    =======    ======    ========
Allowance for losses as a
 percentage of finance
 receivables (principal
 amount)                               8.1%      72.6%     23.1%        8.2%
                                  ========    =======    ======    ========
Average amount of
 outstanding contract
  principal amount
 (in dollars)                     $  7,773    $ 1,060    $  140    $  6,489
                                  ========    =======    ======    ========

                                                  June 30,
                                                    1994
                                  ----------------------------------------
                                  Indirect    Direct     Premium     Total
                                  --------    -------    -------   --------

Gross finance receivables         $ 80,507    $ 8,467    $ 6,631   $ 95,605
Unearned finance charges
 and fees                          (12,871)      (770)      (484)   (14,125)
                                  --------    -------    -------   --------
Finance receivables
 (principal amount)                 67,636      7,697      6,147     81,480
Allowance for losses                (7,721)    (1,173)      (436)    (9,330)
                                  --------    -------    -------   --------
  Finance receivables, net        $ 59,915    $ 6,524    $ 5,711   $ 72,150
                                  ========    =======    =======   ========
Number of outstanding
 contracts                           9,375      4,232     11,867     25,474
                                  ========    =======    =======   ========

                                     -12-


Allowance for losses as a
 percentage of finance
 receivables (principal
 amount)                              11.4%      15.2%       7.1%      11.5%
                                  ========    =======    =======   ========
Average amount of
 outstanding contract
  principal amount
 (in dollars)                     $  7,215    $ 1,819    $   518   $  3,199
                                  ========    =======    =======   ========

Indirect Finance Receivables:

The following is a summary of indirect consumer lending contracts which are more than 60 days delinquent (dollars in thousands):

                                                    June 30,   June 30,
                                                      1995       1994
                                                    --------   --------
Principal amount of delinquent contracts             $4,907     $1,269
Principal amount of delinquent contracts as
 a percentage of total net indirect finance
 receivables outstanding                                2.0%       1.9%

The following table presents charge-off data with respect to the Company's indirect finance receivables portfolio (dollars in thousands):

                                                    Years Ended
                                       -------------------------------
                                       June 30,   June 30,    June 30,
                                         1995       1994        1993
                                       --------   --------    --------
Net charge-offs                         $6,409     $1,432       $49
Net charge-offs as a
 percentage of average
 net indirect finance
 receivables outstanding                   4.5%       3.8%      0.7%

The Company recorded periodic provisions for losses as charges to operations of $4,156,000, $1,062,000 and $435,000 related to its indirect finance receivables portfolio for the years ended June 30, 1995, 1994 and 1993, respectively. The increased loss provisions are a result of higher average net indirect receivables balances. The Company also accounts for acquisition fees on indirect consumer lending contracts as additional allowances for losses.

The Company began its indirect consumer lending business in September 1992 and has grown its indirect finance receivables portfolio to $240.5 million as of June 30, 1995. The Company expects that its delinquency and charge-offs will increase over time as the portfolio gains more maturity. Accordingly, the delinquency and charge-off data above is not necessarily indicative of delinquency and charge-off experience that could be expected for a more seasoned portfolio.

Direct Finance Receivables:

The following is a summary of direct lending contracts which are more than three payments delinquent if payment terms are weekly, bi-weekly or semi-monthly, and 60 days delinquent if payment terms are monthly (dollars in thousands):

                                                   June 30,      June 30,
                                                     1995          1994
                                                   --------      --------
Number of delinquent contracts                         92           319
Number of delinquent contracts as a percentage
 of the total number of contracts outstanding        18.3%          7.5%

Amount of delinquent contracts *                    $ 145         $ 897
Amount of delinquent contracts as a percentage
 of total gross direct finance receivables
  outstanding *                                     26.3%          10.6%

*Includes unearned finance charges


The following table presents repossession and charge-off data with respect to the Company's direct finance receivables portfolio:

                                                 Years Ended
                                        -------------------------------
                                        June 30,    June 30,    June 30,
                                          1995        1994       1993
                                        --------    --------    --------

Repossessions and other charge-offs        636        2,613      7,780
Repossessions and other charge-offs
 as a percentage of the average
 number of contracts outstanding          31.8%        32.9%      49.4%
Net charge-offs (in thousands)          $  786       $7,626     $34,191
Average net charge-off                  $1,236       $2,918     $ 4,395
Net charge-offs as a percentage of
 average direct finance receivables
 outstanding, less unearned finance
 charges                                 25.3%        36.2%       49.0%

Net charge-offs as a percentage of average direct finance receivables outstanding has decreased as the portfolio has become more seasoned and average outstanding contract balances have decreased.

The Company recorded provisions for losses of $7,522,000 related to its direct lending portfolio for the year ended June 30, 1993. No provision for losses was recorded for the years ended June 30, 1995 and 1994. As of June 30, 1994, the Company reassigned $2,000,000 of allowances for losses from the direct lending portfolio to the indirect consumer lending and premium finance portfolios based upon an evaluation of the level of reserves necessary for the remaining liquidation of the direct lending finance receivables.

Premium Finance Receivables:

The Company recorded periodic provisions for losses of $122,000, $187,000 and $7,000 related to its premium finance receivables portfolio for the years ended June 30, 1995, 1994 and 1993, respectively.

The following table presents charge-off data with respect to the Company's premium finance receivables portfolio (dollars in thousands):

                                                Years Ended
                                            ------------------
                                            June 30,  June 30,
                                              1995       1994
                                            --------  --------
Net charge-offs                              $370       $158
Net charge-offs as a percentage of
 average net premium finance
 receivables outstanding                      9.7%       3.7%



LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows are summarized as follows (in thousands):

                                              Years Ended
                                     -------------------------------
                                     June 30,   June 30,    June 30,
                                       1995       1994        1993
                                     --------   --------    --------
Operating activities                $  14,637   $  3,900    $17,332
Investing activities                 (144,512)   (12,174)    (8,121)
Financing activities                  132,433     (9,238)    (5,705)
                                     --------    -------    -------

Net increase (decrease) in cash
 and cash equivalents                $  2,558   ($17,512)   $ 3,506
                                     ========   =========   =======


In addition to the net change in cash and cash equivalents shown above, the Company also had net decreases in investment securities of $16.2 million and $8.7 million for the years ended June 30, 1995 and 1994, respectively, and a net increase of $25.6 million for the year ended June 30, 1993. Such amounts are included as investing activities in the above table.

The Company's primary sources of cash have been collections and recoveries on its finance receivables portfolio, borrowings under its bank line of credit and the issuance of automobile receivables-backed notes.

The Company has a line of credit arrangement with a group of banks under which the Company may borrow up to $125 million, subject to a defined borrowing base. Although the Company utilized the line of credit at various times during fiscal 1995 to fund its lending activities, no borrowings were outstanding as of June 30, 1995.

During fiscal 1995, the Company completed two private placements of automobile receivables-backed notes. The Series 1994-A notes were issued in December 1994 and aggregated $51 million. The notes bear interest at 8.19%, are collateralized by a pool of indirect finance receivables originally totalling $56.7 million and have a final maturity date of December 1999. The Series 1995-A notes were issued in June 1995 and aggregated $99.2 million. The notes bear interest at 6.55%, are collateralized by a pool of indirect finance receivables originally totalling $106.7 million and have a final maturity date of September 2000. Each series of notes was issued by a wholly-owned special purpose subsidiary of the Company which holds the related finance receivables. Principal and interest on the notes are payable monthly from collections and recoveries on the specific pool of finance receivables. Both note series are rated "Aaa" by Moody's Investors Services Inc. and "AAA" by Standard & Poor's Corp. Financial Security Assurance Inc. issued financial guaranty insurance policies for the benefit of the noteholders of each series.

The Company's primary use of cash has been purchases and originations of finance receivables. The Company entered the indirect consumer lending business in September 1992 and has grown the indirect finance receivables portfolio to $240.5 million as of June 30, 1995. The Company operated 31 indirect consumer lending branches in 20 states and had a group of marketing representatives doing business in both branch territories and other states as of June 30, 1995. The Company plans to open fifteen additional consumer lending branches and expand loan production capacity at existing branch offices in fiscal 1996. While the Company has been able to establish and grow this business thus far, there can be no assurance that future expansion will be successful due to competitive, regulatory, market, economic or other factors.

The Company's Board of Directors has authorized the repurchase of up to 6,000,000 shares of the Company's common stock. A total of 3,450,500 shares of common stock at an aggregate purchase price of $12,155,000 had been purchased pursuant to this program through June 30, 1995.

As of June 30, 1995, the Company had $28.6 million in cash and cash equivalents and investment securities. The Company also has available borrowing capacity of up to $125 million under its bank line of credit. The Company estimates that it will require substantial additional external capital in fiscal 1996 in addition to these existing capital resources and collections and recoveries on its finance receivables portfolio in order to fund expansion of its indirect consumer lending business, capital expenditures, additional common stock repurchases and other costs and expenses.

The Company anticipates that such funding will be in the form of additional issuances of automobile receivables-backed notes. There can be no assurance that external funding will be available, or if available, that it will be on terms acceptable to the Company.

                             AMERICREDIT CORP.
                        CONSOLIDATED BALANCE SHEETS
                          (dollars in thousands)

                                  ASSETS

                                                 June 30,     June 30,
                                                   1995         1994
                                                 --------     --------
Cash and cash equivalents                       $ 18,314     $ 15,756
Restricted cash                                    5,007
Investment securities                             10,265       26,506
Finance receivables, net                         221,888       72,150
Property and equipment, net                        6,036        5,345
Other assets                                       4,427        2,458
Deferred income taxes                             19,788
                                                --------     --------

           Total assets                         $285,725     $122,215
                                                ========     ========


                   LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Automobile receivables-backed notes            $134,520       $
 Notes payable                                       716          388
 Accrued taxes and expenses                        3,263        2,326
                                                --------       ------

           Total liabilities                     138,499        2,714
                                                --------       ------

Commitments and contingencies

Shareholders' equity:
 Preferred stock, $.01 par value per share,
    20,000,000 shares authorized; none issued
 Common stock, $.01 par value per share,
    120,000,000 shares authorized;
    32,117,201 and 31,757,333 shares issued          321          318
 Additional paid-in capital                      185,573      183,588
 Accumulated deficit                             (26,824)     (55,717)
                                                --------     ---------

                                                 159,070      128,189

 Treasury stock, at cost (3,400,039 and
    3,008,360 shares)                            (11,844)     (8,688)
                                                --------     --------

    Total shareholders' equity                   147,226      119,501
                                                --------     --------
    Total liabilities and shareholders'
      equity                                    $285,725     $122,215
                                                ========     ========


                 The accompanying notes are an integral part of these consolidated financial statements

                        AMERICREDIT CORP.
              CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except per share data)


                                             Years Ended
                                -------------------------------------
                                  June 30,     June 30,     June 30,
                                    1995         1994         1993
                                -----------  -----------  -----------
Revenue:
 Finance charge income            $30,249      $12,788     $ 13,904
 Investment income                  1,284        2,550        2,052
 Other income                       1,551          544          262
 Sales                                                        8,271
 Equity in income of affiliate                                  392
                                  -------      -------     --------
                                   33,084       15,882       24,881
                                  -------      -------     --------

Costs and expenses:
 Operating expenses                14,773        9,400       13,672
 Provision for losses               4,278        1,249        7,964
 Interest expense                   4,015          168          221
 Cost of sales                                                6,986
 Restructuring charges                                       15,404
                                  -------      -------     --------
                                   23,066       10,817       44,247
                                  -------      -------     --------

Income (loss) before income
 taxes                             10,018        5,065      (19,366)

Income tax benefit                 18,875
                                  -------      -------     --------
Net income (loss)                 $28,893      $ 5,065     ($19,366)
                                  =======      =======     ========
Earnings (loss) per share         $   .95      $   .16     ($   .66)
                                  =======      =======     ========
Weighted average shares and
 share equivalents             30,380,749   31,818,083   29,267,419
                               ==========   ==========   ==========

           The accompanying notes are an integral part of these consolidated financial statements

                                AMERICREDIT CORP.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (dollars in thousands)


                                Common Stock       Treasury Stock      Additional
                               ---------------   -------------------     Paid-in      Accumulated
                               Shares   Amount   Shares       Amount     Capital        Deficit
                               ------   ------   ------       ------   -----------    -----------
  Balance at July 1, 1992    31,501,566  $315      220,500    ($594)    $189,035       ($41,416)

Common stock issued on
 exercise of options            222,167     2                                660

Purchase of treasury stock                       2,393,700   (5,852)

Net loss                                                                                (19,366)
                             ----------  ----    --------- --------     --------       --------
  Balance at June 30, 1993   31,723,733   317    2,614,200   (6,446)     189,695        (60,782)

Common stock issued on
 exercise of options             33,600     1                                130

Purchase of treasury stock                         403,100   (2,297)

Purchase and cancellation
 of stock option                                                          (6,237)

Common stock issued for
 employee benefit plan                              (8,940)      55

Net income                                                                                5,065
                             ----------  ----    --------- --------     --------       --------
  Balance at June 30, 1994   31,757,333   318    3,008,360   (8,688)     183,588        (55,717)

Common stock issued on
 exercise of options            359,868     3                              1,302

Income tax benefit from
 exercise of options                                                         683

Purchase of treasury stock                         433,200   (3,412)

Common stock issued for
 employee benefit plans                            (41,521)     256

Net income                                                                               28,893
                             ----------  ----    --------- --------     --------       --------
  Balance at June 30, 1995   32,117,201  $321    3,400,039 ($11,844)    $185,573       ($26,824)
                             ==========  ====    ========= ========     ========       ========

           The accompanying notes are an integral part of these consolidated financial statements

                                AMERICREDIT CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (dollars in thousands)

                                                                    Years Ended
                                                         ---------------------------------
                                                         June 30,     June 30,   June 30,
                                                           1995         1994       1993
                                                         ---------    --------   ---------
Cash flows from operating activities:
  Net income (loss)                                      $ 28,893     $ 5,065    ($19,366)
  Adjustments to reconcile net income (loss)
    to net cash provided by operating activities:
     Depreciation and amortization                          1,317       1,274       1,862
     Provision for losses                                   4,278       1,249       7,964
     Equity in income of affiliate                                                   (392)
     Deferred income taxes                                (18,954)
     Restructuring charges                                                          2,401
     Changes in assets and liabilities:
       (Increase) decrease in other assets                 (1,834)      1,051      22,229
       Increase (decrease) in
         accrued taxes and expenses                           937      (4,739)      2,634
                                                         ---------    --------   ---------
           Net cash provided by operating
             activities                                    14,637       3,900      17,332
                                                         ---------    --------   ---------
Cash flows from investing activities:
  Purchases and originations of finance receivables      (225,350)    (76,208)    (24,716)
  Principal collections and recoveries on finance
    receivables                                            71,334      46,698      42,390
  Purchases of property and equipment                      (1,791)     (3,255)       (544)
  Proceeds from disposition of property
    and equipment                                              61         640         365
  Purchases of investment securities                                  (19,183)    (31,692)
  Proceeds from sales and maturities of
    investment securities                                  16,241      27,834       6,076
  Increase in restricted cash                              (5,007)
  Proceeds from sale of investment in affiliate                        11,300
                                                         ---------    --------   ---------

          Net cash used by investing activities          (144,512)    (12,174)     (8,121)
                                                         ---------     --------    --------

Cash flows from financing activities:
  Borrowings on bank line of credit                        83,900
  Repayments on bank line of credit                       (83,900)
  Proceeds from issuance of automobile
    receivables-backed notes                              150,170
  Repayments on automobile receivables-backed notes       (15,650)
  Payments on notes payable                                  (236)       (890)       (515)
  Proceeds from issuance of common stock                    1,561         186         662
  Purchase of treasury stock                               (3,412)     (2,297)     (5,852)
  Purchase and cancellation of stock option                            (6,237)
                                                         ---------    --------   ---------

          Net cash provided (used)
            by financing activities                       132,433      (9,238)     (5,705)
                                                         ---------    --------   ---------
Net increase (decrease) in cash and cash equivalents        2,558     (17,512)      3,506

Cash and cash equivalents at beginning of year             15,756      33,268      29,762
                                                         ---------    --------   ---------
Cash and cash equivalents at end of year                 $ 18,314     $15,756     $33,268
                                                         =========    ========   =========

                   The accompanying notes are an integral part of these consolidated financial statements

                              AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY AND OPERATIONS

AmeriCredit Corp. ("the Company") was formed on August 1, 1986 and began operations in March 1987. Since September 1992, the Company has been in the business of purchasing automobile sales finance contracts originated by franchised and independent car dealers, generally referred to as indirect consumer lending. The Company operated 31 indirect consumer lending branch offices in 20 states as of June 30, 1995 and also had a group of marketing representatives doing business in both branch territories and other states.

The Company previously engaged in the retail used car sales and finance business. However, in connection with a restructuring during the year ended June 30, 1993 (see Note 10), the Company withdrew from the retail used car sales business effective December 31, 1992. The finance receivables originated in this previous business are referred to as the direct lending portfolio and are being liquidated over time as the contracts are collected or charged-off.

From April 1993 through January 1995, the Company also financed insurance premiums for consumers purchasing car insurance through independent insurance agents. The Company curtailed its activities in this business in order to concentrate its resources on the core indirect consumer lending business.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

CASH EQUIVALENTS

Investments in highly liquid securities with original maturities of 90 days or less are included in cash and cash equivalents.

INVESTMENT SECURITIES

Investment securities are considered held-to-maturity and are carried at amortized cost.

FINANCE RECEIVABLES

Finance charge income related to finance receivables is recognized using the interest method. Accrual of finance charge income is suspended on finance contracts which are more than 60 days delinquent. Fees and commissions received and direct costs of originating loans are deferred and amortized over the term of the related finance contracts also using the interest method.

                             AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Provisions for losses are charged to operations in amounts sufficient to maintain the allowance for losses at a level considered adequate to cover estimated losses in the existing finance receivables portfolio. In the indirect lending business, the Company typically purchases individual finance contracts for a non-refundable acquisition fee on a non-recourse basis, and such acquisition fees are also added to the allowance for losses. The Company reviews charge-off experience, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the periodic provision for losses and the allowance for losses. Finance contracts are charged-off to the allowance for losses when the Company repossesses the collateral or the account is otherwise deemed uncollectible.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is generally provided on a straight-line basis over the estimated useful lives of the assets.

The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is included in operations. Maintenance, repairs, and minor replacements are charged to operations as incurred; major replacements and betterments are capitalized.

INCOME TAXES

Deferred income taxes are provided, when appropriate, in accordance with the asset and liability method of accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", to recognize the tax effects of temporary differences between financial statement and income tax accounting.

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is based upon the weighted average number of shares outstanding during each year, adjusted for any dilutive effect of warrants and options using the treasury stock method.

2. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities as of June 30, 1995, by issuer type, are as follows (in thousands):

                               AMERICREDIT CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:

2. INVESTMENT SECURITIES, continued:

                                          Gross         Gross     Estimated
                         Amortized     Unrealized    Unrealized     Fair
                            Cost          Gains        Losses       Value
                         ---------     ----------    ----------   ---------
U.S. Government
 obligations              $ 5,000          $            $220        $4,780
Corporate debt
 securities                 1,000                                    1,000
Mortgage-backed
 securities                 4,265           4            122         4,147
                          -------          --           ----        ------
                          $10,265          $4           $342        $9,927
                          =======          ==           ====        ======

The amortized cost and estimated fair value of investment securities as of June 30, 1994, by issuer type, are as follows (in thousands):

                                        Gross        Gross     Estimated
                         Amortized   Unrealized   Unrealized     Fair
                            Cost        Gains       Losses       Value
                         ---------   ----------   ----------   ---------
U.S. Government
 obligations              $ 5,600        $           $347       $ 5,253
State and local
 government
 obligations                  550                                   550
Corporate debt
 securities                10,152                      30        10,122
Mortgage-backed
 securities                10,204         3           188        10,019
                          -------        --          ----       -------

                          $26,506        $3          $565       $25,944
                          =======        ==          ====       =======

The amortized cost and estimated fair value of investment securities as of June 30, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         Estimated
                                            Amortized      Fair
                                               Cost        Value
                                            ---------    ---------
Due in one year or less                      $ 1,000       $1,000
Due after one year through three years         5,000        4,780
                                             -------       ------
                                               6,000        5,780

Mortgage-backed securities                     4,265        4,147
                                             -------       ------
                                             $10,265       $9,927
                                             =======       ======

                             AMERICREDIT CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:

2. INVESTMENT SECURITIES, continued:

Proceeds from the sale of investment securities during the years ended June 30, 1994 and 1993 were $1,857,000 and $942,000, respectively. No material gain or loss was realized on those sales.

3. FINANCE RECEIVABLES

Finance receivables consist of the following (in thousands):

                                          June 30,       June 30,
                                            1995           1994
                                          --------       --------
Indirect consumer lending:
 Precomputed interest                     $191,700       $55,617
 Simple interest                            95,660        24,890
                                          --------       -------
                                           287,360        80,507
Direct lending                                 552         8,467
Premium finance                                821         6,631
                                          --------       -------
 Total finance receivables                 288,733        95,605

Less unearned finance charges and fees     (46,894)      (14,125)
                                          --------       -------
Principal amount of finance receivables    241,839        81,480

Less allowance for losses                  (19,951)       (9,330)
                                          --------       -------
Finance receivables, net                  $221,888       $72,150
                                          ========       =======

The Company's finance contracts typically provide for finance charges on either a precomputed or simple interest basis. Precomputed interest finance receivables include principal and unearned finance charges. Simple interest finance receivables include principal only. All direct lending and premium finance contracts are precomputed interest finance receivables.

Direct and indirect consumer lending finance contracts are collateralized by car titles and the Company has the right to repossess the car in the event that the consumer defaults on the payment terms of the contract.
Approximately 24% of such finance receivables are with consumers located in the state of Texas.

The accrual of finance charge income has been suspended on $7,863,000 and $2,244,000 of delinquent finance contracts as of June 30, 1995 and 1994, respectively.

                        AMERICREDIT CORP.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:

3. FINANCE RECEIVABLES, continued:

Contractual maturities of finance receivables for years ending June 30 are as follows (in thousands):

                         1996       $ 71,969
                         1997         70,475
                         1998         56,465
                         1999         33,599
                         2000          9,331
                                    --------
                                    $241,839
                                    ========

The Company's experience has been that a portion of the scheduled payments will be received prior to contractual maturity dates.

A summary of the allowance for losses is as follows (in thousands):

                                           Years Ended
                             -----------------------------------
                             June 30,      June 30,    June 30,
                               1995          1994        1993
                             --------      --------    --------
Balance at beginning of year  $ 9,330       $12,581     $ 37,468
Provision for losses            4,278         1,249        7,964
Acquisition fees on indirect
 consumer lending contracts    13,908         4,716        1,389
Net charge-offs                (7,565)       (9,216)     (34,240)
                              -------       -------     --------
 Balance at end of year       $19,951       $ 9,330     $ 12,581
                              =======       =======     ========

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

                                                 June 30,  June 30,
                                                   1995      1994
                                                 --------  --------
Land                                              $   600   $   700
Buildings and improvements                          1,903     2,279
Equipment                                           6,230     5,307
Furniture and fixtures                              1,003       867
                                                  -------   -------
                                                    9,736     9,153

Less accumulated depreciation and amortization     (3,700)   (3,808)
                                                  -------   -------
                                                  $ 6,036   $ 5,345
                                                  =======   =======

                        AMERICREDIT CORP.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:

5. INVESTMENT IN AFFILIATE

The Company had a joint venture arrangement with certain entities and individuals for the purpose of establishing and operating retail used car sales lots in the state of California. The joint venture entity, Pacific Automart Inc., was owned 50% by the Company and 50% by the other investors. On August 3, 1993, the Company sold its entire interest in the joint venture to Pacific Automart Inc. for $11,300,000 in cash. No gain or loss was recognized on the sale.

The joint venture investment was being accounted for using the equity method, whereby the Company recorded its 50% share of earnings or losses of the joint venture in its consolidated financial statements.

6. DEBT

Automobile receivables-backed notes consist of the following (in thousands):

                                                        June 30,
                                                         1995
                                                        --------
Series 1994-A notes, interest at 8.19%,
 collateralized by certain finance receivables
 in the principal amount of $36,657, final maturity
 in December 1999                                       $ 35,350

Series 1995-A notes, interest at 6.55%,
 collateralized by certain finance receivables
 in the principal amount of $104,524, final maturity
 in September 2000                                        99,170
                                                        --------
                                                        $134,520
                                                        ========

The Series 1994-A notes were issued in December 1994 and initially aggregated $51,000,000. The Series 1995-A notes were issued in June 1995 and initially aggregated $99,170,000. Each series of notes was issued by a wholly-owned special purpose subsidiary of the Company which holds the related finance receivables. Principal and interest on the notes are payable monthly from collections and recoveries on the specific pools of finance receivables. Financial Security Assurance Inc. ("FSA") issued financial guaranty insurance policies for the benefit of the noteholders of each series.

In connection with the issuance of the financial guaranty insurance policies by FSA, the Company was required to establish a cash account for each note series with a trustee for the benefit of FSA and the noteholders. Such cash accounts are shown as restricted cash on the Company's consolidated balance sheets. Monthly collections and recoveries from the pool of finance receivables in excess of required principal and interest payments on the notes are added to the restricted cash accounts until the balance reaches a specified percentage of the pool of finance receivables, and thereafter are distributed to the Company. In the event that monthly collections and recoveries from the pool of finance

                         AMERICREDIT CORP.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:

6. DEBT, continued:

receivables are insufficient to make required principal and interest payments on the notes, any shortfall would be drawn from the restricted cash accounts.

Certain agreements with FSA contain restrictive covenants relating to delinquency, default and net loss ratios in the pools of finance receivables which collateralize the automobile receivables-backed notes.

Maturities of the automobile receivables-backed notes, based on the contractual maturities of the underlying finance receivables, for years ending June 30 are as follows (in thousands):

                        1996          $ 69,788
                        1997            43,043
                        1998            15,396
                        1999             4,179
                        2000             2,114
                                      --------
                                      $134,520
                                      ========

The Company's experience has been that a portion of the scheduled payments on the underlying finance receivables will be received prior to the contractual maturity dates. Accordingly, scheduled payments shown above for the automobile receivables-backed notes would also be paid prior to the dates indicated.

The Company has a revolving credit agreement with a group of banks under which the Company may borrow up to $125 million, subject to a defined borrowing base. No borrowings were outstanding as of June 30, 1995. Borrowings under the credit agreement are collateralized by certain indirect finance receivables and bear interest, based upon the Company's option, at either the reference prime rate (9.0% as of June 30, 1995) or various market London Interbank Offered Rates plus 1.65%. The Company is also required to pay an annual commitment fee equal to 3/8% of the unused portion of the credit agreement. The credit agreement, which expires in May 1996, contains various restrictive covenants requiring certain minimum financial ratios and results and placing certain limitations on the incurrence of additional debt, capital expenditures and repurchase of common stock.

7.  COMMITMENTS AND CONTINGENCIES

Indirect consumer lending branch offices are generally leased for terms of up
to three years with certain rights to extend for additional periods.   Lease
expense, including amounts related to the retail sales locations prior to the Company's exit from the retail used car sales business, was $422,000, $419,000 and $1,259,000 for the years ended June 30, 1995, 1994, and 1993, respectively. Lease commitments for years ending June 30 are as follows (in thousands):

                        AMERICREDIT CORP.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:

7.  COMMITMENTS AND CONTINGENCIES, continued:

                    1996          $  513
                    1997             415
                    1998             178
                    1999              64
                    2000              12
                                  ------
                                  $1,182
                                  ======

The Company is involved in various lawsuits arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

8.  STOCK OPTIONS

The Company has certain stock option plans for key employees, marketing representatives and non-employee directors. The employee and marketing representative plans generally provide for options to be granted, become exercisable, and terminate upon terms established by a committee of the Board of Directors. The 1995 Omnibus Stock and Incentive Plan also provides for the issuance of other stock-based awards to key employees. Except for the 1989 Stock Option Plan for Non-Employee Directors which has been terminated as to future grants, the terms under which non-employee director options are to be granted, become exercisable and terminate are established by the plans.

The Company also has a stock option plan for car dealers that become part of the Company's dealership network and refer business to the Company. Dealer options are granted based upon the volume of finance contracts purchased by the Company from such dealer and terminate three years from the date of grant.


A summary of stock option activity under these plans is as follows:

                                                    Options Outstanding
                                      Options    -------------------------
                                     Available    Shares   Price Per Share
                                     ---------   -------------------------
 Balance at July 1, 1992
   (634,133 shares exercisable)      2,434,337   3,475,798   1.80 - 14.50
Granted                               (545,000)    545,000   3.00 -  4.26
Canceled                               396,300    (741,100)  2.88 -  4.38
Exercised                                         (222,167)  1.80 -  4.63
                                     ---------   ---------   ------------
 Balance at June 30, 1993
   (1,893,400 shares exercisable)    2,285,637   3,057,531   2.50 - 14.50
Granted                               (814,880)    814,880   5.63 -  7.50
Canceled                                78,900     (78,900)  2.88 - 14.50
Exercised                                          (33,600)  2.50 -  5.75
                                     ---------   ---------   ------------

                        AMERICREDIT CORP.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:

8. STOCK OPTIONS, continued:

                                                    Options Outstanding
                                     Options    ---------------------------
                                    Available    Shares     Price Per Share
                                   ----------   ---------   ---------------
 Balance at June 30, 1994
   (2,259,465 shares exercisable)   1,549,657   3,759,911     2.50 - 14.50
Granted                            (1,346,490)  1,346,490     5.50 - 14.50
Canceled                              162,100    (162,100)    3.00 - 14.50
Exercised                                        (359,868)    2.80 -  8.13
Adoption of plans                   4,000,000
                                   ----------   ---------     ------------
 Balance at June 30, 1995
   (3,247,084 shares exercisable)   4,365,267   4,584,433     2.50 - 14.50
                                   ==========   =========     ============

On April 24, 1991, the Company entered into a management services agreement with Rainwater Management Partners, Ltd. ("RMP"). As part of the transaction, the Company issued to RMP a stock option to purchase 3,500,000 shares of its common stock at an exercise price of $3.218 per share. On April 4, 1994, the Company purchased and cancelled this stock option for $1.782 per option share, or $6,237,000. The management services agreement with RMP was also terminated.

9. EMPLOYEE BENEFIT PLANS

Effective July 1993, the Company established a defined contribution retirement plan covering substantially all employees. The Company's contributions to the plan, which were made in Company common stock, were $99,000 and $55,000 for the years ended June 30, 1995 and 1994, respectively.

In November 1994, the Company established an employee stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the fair market value at specified dates.

A total of 500,000 shares have been reserved for issuance under the plan. As of June 30, 1995, 31,361 shares had been purchased for an aggregate price of $157,000.

10. RESTRUCTURING CHARGES

Restructuring charges consist of the following for the year ended June 30, 1993 (in thousands):

 Facility closing costs                              $ 4,892
 Write-down of inventories                             4,123
 Write-down of retail car sales assets                 2,401
 Severance pay and other retail car sales phase
  out costs                                            1,813
 Other                                                 2,175
                                                     -------
                                                     $15,404
                                                     =======

                        AMERICREDIT CORP.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:

11. INCOME TAXES

The income tax benefit consists of the following for the year ended June 30, 1995 (in thousands):

                      Current     ($    79)
                      Deferred      18,954
                                  --------
                                   $18,875
                                  ========

The Company's effective income tax rate on income (loss) before income taxes differs from the U.S. statutory tax rate as follows:

                                             Years Ended
                                   -----------------------------
                                   June 30,  June 30,   June 30,
                                     1995      1994       1993
                                   --------  --------   --------
U.S. statutory tax rate              35%       35%       (35%)
Change in valuation allowance      (226)      (35)        35
Other                                 3
                                   ----       ---        ---
                                   (188%)       0%         0%
                                   ====       ===        ===

The deferred income tax benefit consists of the following (in thousands):

                                              Years Ended
                                   -----------------------------
                                   June 30,  June 30,   June 30,
                                     1995      1994       1993
                                   --------  --------   --------
Change in valuation allowance       $22,615   $ 1,606   ($ 7,019)
Net operating loss carryforwards     (2,266)    2,447     13,768
Allowance for losses                    (32)   (2,278)    (8,271)
Other                                (1,363)   (1,775)     1,522
                                    -------   -------    -------
                                    $18,954   $     0    $     0
                                    =======   =======    =======

The deferred tax asset consists of the following (in thousands):

                                           June 30,   June 30,
                                             1995       1994
                                           --------   --------
Net operating loss carryforwards           $17,356     $19,622
Allowance for losses                         1,151       1,183
Alternative minimum tax credits              1,047         896
Other, net                                     554       1,234
                                           -------     -------
                                            20,108      22,935
Valuation allowance                           (320)    (22,935)
                                           -------     -------
                                           $19,788     $     0
                                           =======     =======

                        AMERICREDIT CORP.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued:

11.  INCOME TAXES, continued:

The Company reduced the valuation allowance in the fourth quarter of the year ended June 30, 1995 after re-evaluating the realizability of the deferred tax asset. Based on the Company's trend of positive operating results since entering the indirect consumer lending business in September 1992 and future expectations, the Company determined that it is more likely than not that its net operating loss carryforward and other future tax benefits will be fully utilized prior to expiration of the carryforward periods.

As of June 30, 1995, the Company has a net operating loss carryforward of approximately $50,000,000 for income tax reporting purposes which expires between 2007 and 2009 and an alternative minimum tax carryforward of $1,047,000 with no expiration date.

12.  SUPPLEMENTAL INFORMATION

Cash payments (receipts) for interest costs and income taxes consist of the following (in thousands):

                                               Years Ended
                                     -----------------------------
                                     June 30,   June 30,  June 30,
                                       1995       1994      1993
                                     --------   --------  --------
Interest costs  (none capitalized)   $5,167     $   168   $   221
Income taxes                            151               (10,546)

During the year ended June 30, 1995, the Company sold certain property for cash and a note receivable of $184,000.

During the year ended June 30, 1995, a capital lease obligation of $564,000 was incurred when the Company entered into a lease for equipment.

During the year ended June 30, 1994, the Company sold certain property and equipment for cash and a note receivable of $740,000.

                        REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Shareholders
  AmeriCredit Corp.

  We have audited the accompanying consolidated balance sheets of AmeriCredit Corp. as of June 30, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmeriCredit Corp. as of June 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.


Fort Worth, Texas
August 10, 1995

                              AMERICREDIT CORP.

                              Common Stock Data

The Company's common stock trades on the New York Stock Exchange under the symbol ACF. There were 28,717,162 shares of common stock outstanding as of June 30, 1995.

The following table sets forth the range of the high, low and closing sale prices for the Company's common stock as reported on the Composite Tape of New York Stock Exchange Listed Issues.

Fiscal year ended June 30, 1995:         High       Low       Close
                                        ------     ------     ------

  First Quarter                         $ 6.75     $ 5.25     $ 6.75
  Second Quarter                          7.25       5.50       6.00
  Third Quarter                           8.25       5.25       8.13
  Fourth Quarter                         11.13       8.13      11.13


Fiscal year ended June 30, 1994:          High       Low       Close
                                        ------     ------     ------
  First Quarter                         $ 6.50     $ 5.00     $ 5.88
  Second Quarter                          8.00       5.75       7.75

  Third Quarter                           8.13       5.38       6.50
  Fourth Quarter                          6.50       5.13       5.88



As of June 30, 1995, there were approximately 700 shareholders of record of the Company's common stock.

                              AMERICREDIT CORP.

                               Quarterly Data
                                 (Unaudited)
                 (dollars in thousands, except per share data)


Fiscal year ended                   First        Second        Third        Fourth
 June 30, 1995:                    Quarter       Quarter      Quarter       Quarter
------------------                 -------       -------      -------        -------
Finance charge income           $     4,826   $     6,312   $     8,237   $    10,874
Income before income taxes            1,837         2,135         2,650         3,396
Net income                            1,801         2,092         2,650        22,350
Earnings per share                      .06           .07           .09           .73
Weighted average shares
 share equivalents               30,122,210    30,191,179    30,259,850    30,809,604



Fiscal year ended                  First         Second         Third        Fourth
 June 30, 1994:                   Quarter        Quarter       Quarter       Quarter
------------------                -------        -------       -------       -------
Finance charge income          $     2,896    $     3,006    $     3,099  $     3,787
Income before income taxes           1,135          1,334          1,210        1,386
Net income                           1,135          1,334          1,210        1,386
Earnings per share                     .04            .04            .04          .05
Weighted average shares
 share equivalents              31,842,088     32,614,405     32,487,816   30,345,589


SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS:
200 Bailey Avenue
Fort Worth, Texas 76107
(817) 332-7000

INVESTOR RELATIONS INFORMATION:
For financial/investment data and general information about AmeriCredit Corp., write the Investor Relations Department at the above address, or telephone
(817) 882-7009.

SHAREHOLDER SERVICES:
For shareholder account information and other shareholder services, write the Corporate Secretary at the above address, or telephone (817) 882-7009.

ANNUAL MEETING:
The Annual Meeting of the Company will be held on November 14, 1995 at 10:00 a.m. at Colonial Country Club, 3735 Country Club Circle, Fort Worth, Texas. All shareholders are cordially invited to attend.

TRANSFER AGENT AND REGISTRAR:
First Interstate Bank
Trust Services
1445 Ross Avenue
Dallas, Texas  75202
Direct Dial (800) 882-6559

INDEPENDENT ACCOUNTANTS:
Coopers & Lybrand L.L.P.
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102-4119

FORM 10-K:
SHAREHOLDERS MAY OBTAIN WITHOUT CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BY WRITING TO THE INVESTOR RELATIONS DEPARTMENT AT THE CORPORATE HEADQUARTERS ADDRESS.

DIRECTORS

Clifton H. Morris, Jr.
CHAIRMAN OF THE BOARD,
CHIEF EXECUTIVE OFFICER AND PRESIDENT
AmeriCredit Corp.

Michael R. Barrington
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER
AmeriCredit Corp.
PRESIDENT AND CHIEF OPERATING OFFICER
AmeriCredit Financial Services, Inc.

Daniel E. Berce
EXECUTIVE VICE PRESIDENT,
CHIEF FINANCIAL OFFICER AND TREASURER
AmeriCredit Corp.

James H. Greer
CHAIRMAN OF THE BOARD
Shelton W. Greer Co., Inc.

Gerald W. Haddock
PRESIDENT AND CHIEF OPERATING OFFICER
Crescent Real Estate Equities Limited, L.P.

Kenneth H. Jones, Jr.
VICE CHAIRMAN
KBK Financial, Inc.

OFFICERS

AMERICREDIT CORP.:

Clifton H. Morris, Jr.
CHAIRMAN OF THE BOARD,
CHIEF EXECUTIVE OFFICER AND PRESIDENT

Michael R. Barrington
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

Daniel E. Berce
EXECUTIVE VICE PRESIDENT,
CHIEF FINANCIAL OFFICER AND TREASURER

Chris A. Choate
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

Edward H. Esstman
SENIOR VICE PRESIDENT AND CHIEF CREDIT OFFICER

Preston A. Miller
VICE PRESIDENT AND CONTROLLER

AMERICREDIT FINANCIAL SERVICES, INC.:

Michael R. Barrington
PRESIDENT AND CHIEF OPERATING OFFICER

Edward H. Esstman
EXECUTIVE VICE PRESIDENT, DIRECTOR OF CONSUMER FINANCE OPERATIONS

Michael T. Miller
SENIOR VICE PRESIDENT, RISK MANAGEMENT, CREDIT POLICY AND PLANNING

Christopher M. Barry
SENIOR VICE PRESIDENT, CONSUMER FINANCE OPERATIONS

Malia C. Bingham
SENIOR VICE PRESIDENT, CONSUMER FINANCE OPERATIONS

Randy K. Benefield
VICE PRESIDENT, DIRECTOR OF MANAGEMENT INFORMATION SERVICES

Patricia A. Jones
VICE PRESIDENT, DIRECTOR OF HUMAN RESOURCES

Cheryl L. Miller
VICE PRESIDENT, DIRECTOR OF COLLECTIONS AND CUSTOMER SERVICE

Cinde Perales
VICE PRESIDENT, DIRECTOR OF LOAN SERVICES