Form 10-K405, Exhibit 13
period 1996-06-30
AMERICREDIT CORP
filed 1996-09-25
CIK 804269

CORPORATE PROFILE

AmeriCredit Corp. is a national consumer finance company specializing in purchasing and servicing automobile sales finance contracts. The Company is headquartered in Fort Worth, Texas, and its common shares are traded on the New York Stock Exchange.

Through its branch offices and marketing representatives, the Company serves as a source for franchised and independent dealers to finance their customers' purchases of primarily used automobiles. The Company targets consumers who are typically unable to obtain financing from traditional sources. Sales finance contracts originated by dealers which conform to the Company's credit policies are purchased by the Company, generally for a non-refundable acquisition fee and without recourse to the dealer. These consumer finance loans typically range in amounts from $9,000 to $15,000, with repayment terms usually ranging from 42 to 60 months. Funding for the Company's operations is obtained through the use of bank lines of credit and the issuance of automobile receivables-backed securities. The Company services its loan portfolio at facilities, located in Fort Worth, Texas and Tempe, Arizona using automated loan servicing and collection systems.

LETTER TO SHAREHOLDERS


AmeriCredit Corp.'s strategic investments in quality people, leading edge technology and skilled risk management paid off in the form of strong growth for our fiscal year ended June 30, 1996. With a solid operating foundation in place, AmeriCredit experienced growth of 117% in managed finance receivables for fiscal 1996. Loan originations increased by 88% over last year. Revenue was up 145% and operating income was 242% higher for fiscal 1996 compared to fiscal 1995. The most important product of our investments, however, was that we were able to achieve these growth rates while staying focused on credit quality.

Encouraged by this success, we have decided to accelerate our expansion plans for fiscal 1997. At the same time, AmeriCredit remains committed to making the investments necessary to position the company for sustained profitable growth.

FISCAL 1996 RESULTS

AmeriCredit earned $21.6 million, or $.71 per share for the fiscal year ended June 30, 1996. Pre-tax operating income for fiscal 1996 was a record $34.3 million, a 242% increase compared to pre-tax operating earnings of $10.0 million for fiscal 1995. Net income of $28.9 million, or $.95 per share, for the fiscal year ended June 30, 1995 included a one-time income tax credit of $19.0 million, or $.62 per share, arising from the Company's recognition of the future benefits from using its net operating loss and other tax credit carryforwards.

RECEIVABLES GROWTH

AmeriCredit attained growth of 117% in managed finance receivables for fiscal 1996, increasing the portfolio to $524.0 million at June 30, 1996 from $240.5 million at June 30, 1995. We purchased $432.4 million of new loans in fiscal 1996, up 88% compared to loan originations of $230.2 million for fiscal 1995. This growth resulted from opening new branch offices in fiscal 1996 and increasing market penetration in existing branch territories.

Our ability to deliver fast, consistent service through our automated systems, combined with our strategy of focusing marketing efforts on dealers who have historically provided us higher quality credit applications, contributed to our increased lending volume. We purchased loans from 3,262 dealers in fiscal 1996 compared to 1,861 dealers last year. A dealer marketing survey recently conducted by an independent marketing research firm showed that dealers have a positive image of AmeriCredit and their awareness of AmeriCredit continues to grow.

BRANCH EXPANSION

AmeriCredit opened 20 branches in fiscal 1996, and at June 30, 1996 had a total of 51 lending offices located throughout the country. We were doing business in 39 states at fiscal year end.

We have decided to accelerate our expansion rate going forward, with plans now to open 30 offices in fiscal 1997. Several factors convinced us to step up our expansion. First, we have been able to attract, develop and retain quality personnel. Approximately 40% of our branches are now managed by individuals trained and promoted from within AmeriCredit. Turnover at key positions in AmeriCredit has been minimal.

In addition, our infrastructure has continually been strengthened to accommodate growth. Representative of our forward looking investments is the opening in August 1996 of our second servicing facility in Tempe, Arizona.
This location will house 200 employees at its capacity, significantly expanding our servicing capabilities.

Finally, our risk management strategies have performed favorably providing us confidence in our ability to increase loan production without sacrificing our commitment to credit quality.

RISK MANAGEMENT STRATEGIES

The cornerstone of our risk management strategies has been the use of new account credit scoring to assess credit quality at origination. Our initial scorecard was installed in the summer of 1994, and in late fiscal 1996, we completed the development of a new custom scorecard with the assistance of Fair Isaac & Co., Inc. We expect the new scorecard to be more predictive, which should help us to maintain volume objectives while enhancing our ability to evaluate credit quality.

After two years of scorecard experience, it is clear that credit scoring works in the sub-prime auto finance niche. Our historical static pool portfolio performance, segregated by credit score interval, indicates that credit scoring effectively differentiates credit risk across a broad spectrum of the sub-prime market. Based on the evaluation of risk through credit scoring, we are able to price each finance contract purchase according to risk. Our goal is to balance risk with our targeted returns.

We believe that our risk management strategies have set AmeriCredit apart and allowed us this past year to avoid the deteriorating credit experience recently reported by some consumer credit lenders.

TECHNOLOGY AND EFFICIENCY

The deployment of leading edge technology combined with economies of scale realized from our centralized branch support and loan servicing operations has enabled AmeriCredit to be a low cost provider in our business. AmeriCredit's ratio of operating expenses to average net managed finance receivables outstanding decreased to 7.2% for fiscal 1996 from 10.0% for fiscal 1995. This ratio should improve further as we benefit from continued portfolio growth and information systems developments.

During fiscal 1996, we continued to make investments in our operating platform. Among other enhancements, we upgraded the predictive dialing and automated collection systems used in our loan servicing centers. Voice response technology was installed to more efficiently and effectively manage customer service. A new version of our automated application processing system was implemented in the branch offices. We have also further developed our behavioral scoring models which are used to focus our collection efforts and contain loan servicing costs. AmeriCredit is committed to remaining at the forefront of technology in the sub-prime auto finance sector.

FINANCE ACTIVITY

AmeriCredit's asset securitization program has evolved to become the primary source of funding for our growth. We completed three automobile receivables-backed securities transactions in fiscal 1996, raising a total of $270.3 million. Our fourth quarter securitization was a public issuance which reduced our overall funding cost and attracted a more diversified investor base. We plan to access the automobile receivables-backed securities market each calendar quarter going forward. Our $150 million bank line of credit, which we use to warehouse finance receivables between securitization transactions, will also be expanded in fiscal 1997.

The Company repurchased 829,000 shares of our stock in fiscal 1996 at an aggregate price of $10.7 million or $12.92 per share. An additional 315,000 shares were repurchased in July and August of 1996. AmeriCredit's stock buyback program, authorized by the Board of Directors, allows the repurchase of another 1.4 million shares.

OUTLOOK

We are pleased that during the past year the financial community has taken note of AmeriCredit's unique risk management approach, operating efficiencies and growth prospects. The Company attracted broader shareholder interest and analyst coverage in fiscal 1996. Our hometown newspaper, The Fort Worth Star Telegram, recognized us as the top performing public company of 1995 in the Fort Worth area.

AmeriCredit set out over four years ago to be a dominant player in sub-prime auto finance - building market share on a solid foundation of quality people and superior risk management - and to be a low cost provider aided by leading edge technology. We remain absolutely committed to these strategies and the creation of shareholder value.

We appreciate the continued interest, support and loyalty of all of our employees, customers and shareholders.

Sincerely,



Clifton H. Morris, Jr.
Chairman of the Board, Chief
Executive Officer and President

September 13, 1996

                              AMERICREDIT CORP.

                  SUMMARY FINANCIAL AND OPERATING INFORMATION
                 (dollars in thousands, except per share data)

                                                 Year Ended
                         -------------------------------------------------------------
                           June 30,    June 30,    June 30,    June 30,    June 30,
                            1996       1995 (a)      1994      1993 (b)      1992
                          ---------    --------    --------    --------    -------
OPERATING DATA:

Finance charge income    $  51,706   $  30,249    $  12,788    $  13,904   $  23,989

Gain on sale of
 receivables                22,873

Sales                                                              8,271      48,454

Income (loss) before
  income taxes              34,256      10,018        5,065      (19,366)    (23,257)

Net income (loss)           21,591      28,893        5,065      (19,366)    (24,201)

Earnings (loss) per
  share                        .71         .95          .16         (.66)       (.77)

Weighted average shares
  and share
  equivalents           30,203,298  30,380,749   31,818,083   29,267,419  31,482,225


                           June 30,    June 30,    June 30,    June 30,    June 30,
                            1996        1995        1994        1993        1992
                           --------    --------    --------    --------    --------

BALANCE SHEET DATA:

Cash and cash equivalents
  and investment
  securities             $  24,007   $  33,586    $  42,262    $  68,425   $  39,303

Finance receivables,
  net                      250,484     221,888       72,150       43,889      69,527

Excess servicing
  receivable                33,093

Total assets               330,159     285,725      122,215      131,127     153,564

Total liabilities          166,934     138,499        2,714        8,343       6,224

Shareholders' equity       163,225     147,226      119,501      122,784     147,340

(a) As further described in the Financial Review, the Company recognized an income tax benefit in fiscal 1995 equal to the expected future tax savings from using its net operating loss carryforward and other future tax benefits.

(b) The Company withdrew from the retail used car sales business effective December 31, 1992.

                               FINANCIAL REVIEW


GENERAL

Since September 1992, the Company has been in the business of purchasing and servicing automobile sales finance contracts originated by franchised and independent dealers. Finance receivables originated in this business are referred to as indirect receivables. Finance receivables originated in businesses previously operated by the Company are referred to as other receivables.

Indirect-owned finance receivables represent finance contracts held in the Company's loan portfolio. The Company earns finance charge income on these finance receivables. When indirect finance receivables are sold to special purpose financing trusts (the "Trusts") in automobile receivables-backed securities transactions, the Company recognizes a gain on sale of receivables and continues to service such finance receivables. Indirect-serviced finance receivables represent finance contracts sold with servicing retained by the Company. The Company earns servicing fee income for acting as servicer of these finance receivables.

RESULTS OF OPERATIONS

YEAR ENDED JUNE 30, 1996 AS COMPARED TO
 YEAR ENDED JUNE 30, 1995

REVENUE:

The Company's average net owned and serviced finance receivables outstanding consisted of the following (in thousands):

                                                Years Ended
                                                 June 30,
                                       ----------------------------
                                         1996                1995
                                         ----                ----

Indirect-owned                         $261,776            $141,526
Indirect-serviced                        96,190
                                       --------            --------
                                        357,966             141,526
Other                                       443               6,918
                                       --------            --------
                                       $358,409            $148,444
                                       --------            --------
                                       --------            --------

The Company's finance charge income consisted of the following (in thousands):

                                                     Years Ended
                                                      June 30,
                                        ----------------------------------
                                         1996                1995
                                         ----                ----


Indirect                                $51,679   100%      $ 29,039   96%
Other                                        27     0%         1,210    4%
                                        -------   ----      --------  ----
                                        $51,706   100%      $ 30,249  100%
                                        -------   ----      --------  ----
                                        -------   ----      --------  ----

The increase in indirect finance charge income is due to growth of 85% in average net indirect-owned finance receivables outstanding. The Company purchased $432.4 million of indirect loans during fiscal 1996, compared to $230.2 million during fiscal 1995. This growth resulted from loan production at branches open during both periods as well as expansion of the Company's loan production capacity. The Company operated 51 branch offices as of June 30, 1996, compared to 31 as of June 30, 1995. The decrease in other finance charge income is due to the ongoing liquidation of the related receivables portfolios. The Company's effective yield on its finance receivables decreased to 19.7% from 20.4%.

Gain on sale of receivables of $22.9 million in fiscal 1996 resulted from the sale of finance receivables to the Trusts and the issuance to investors of $270.3 million of automobile receivables-backed securities by the Trusts. The gain represents the difference between the sales proceeds, net of transaction costs, and the Company's net carrying value of the receivables sold, plus excess servicing spread. Excess servicing spread is the present value of estimated future collections and recoveries on the finance receivables sold to the Trusts, less the present value of required principal and interest payments to the investors, base servicing fees payable to the Company and certain other fees. The gain on sale of receivables amounted to 8.5% of the sales proceeds for fiscal 1996.

The Company's issuances of automobile receivables-backed securities in fiscal 1995 were structured as debt issuances by subsidiaries of the Company and thus were accounted for as borrowings on the Company's consolidated balance sheets, rather than as sales of receivables. Since the Company intends to structure future issuances of automobile receivables-backed securities in a manner which will result in the recognition of a gain on sale of receivables, the amount and timing of such future transactions will significantly impact the Company's earnings from period to period.

Servicing fee income of $3.7 million in fiscal 1996 represents the Company's base servicing fees and other fees earned for acting as servicer of the finance receivables sold to the Trusts and net excess servicing fees.

COSTS AND EXPENSES:

Operating expenses as a percentage of average net owned and serviced finance receivables outstanding decreased to 7.2% for fiscal 1996 as compared to 10.0% for fiscal 1995. The ratio improved as a result of economies of scale realized from a growing finance receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $10.9 million, or 74%, primarily due to the addition of branch offices and branch management and loan processing and servicing staff.

The provision for losses increased to $7.9 million as compared to $4.3 million. Further discussion concerning the provision for losses is included under the caption, "Finance Receivables".

Interest expense increased to $13.1 million for fiscal 1996 as compared to $4.0 million for fiscal 1995 due to the higher debt levels necessary to fund the Company's increased loan origination volume. Average debt outstanding was $163.8 million and $44.3 million for the years ended June 30, 1996 and 1995, respectively. The Company's effective rate of interest paid on its debt decreased to 8.0% from 9.1%.

The provision for income taxes for fiscal 1996 resulted primarily from amortization of the Company's deferred tax asset at the federal statutory income tax rate. In the fourth quarter of fiscal 1995, the Company recognized an income tax benefit and a corresponding deferred tax asset equal to the expected future tax savings from using its net operating loss carryforward and other future tax benefits. The deferred tax asset is being amortized through a non-cash income tax provision against the Company's earnings as the net operating loss carryforward and other future tax benefits are utilized. The Company will not pay regular federal income taxes until the net operating loss carryforward and other future tax benefits have been fully recovered. Prior to the fourth quarter of fiscal 1995, the Company had offset the deferred tax asset with a valuation allowance. Accordingly, there was no provision for federal income taxes in fiscal 1995.

YEAR ENDED JUNE 30, 1995 AS COMPARED TO
 YEAR ENDED JUNE 30, 1994

REVENUE:

The Company's average net finance receivables outstanding consisted of the following (in thousands):
                                                Years Ended
                                       ----------------------------
                                        June 30,           June 30,
                                         1995                1994
                                         ----                ----

Indirect                               $141,526            $37,507
Other                                     6,918             25,260
                                       --------            -------
                                       $148,444            $62,767
                                       --------            -------
                                       --------            -------

The Company's finance charge income consisted of the following (in thousands):

                                                Years Ended
                                       ----------------------------
                                        June 30,           June 30,
                                         1995                1994
                                         ----                ----

Indirect                               $29,039   96%       $ 7,820   61%
Other                                    1,210    4%         4,968   39%
                                       -------  ----       -------  ----
                                       $30,249  100%       $12,788  100%
                                       -------  ----       -------  ----
                                       -------  ----       -------  ----

The increase in indirect finance charge income is due to growth of 277% in average net indirect finance receivables outstanding. The Company purchased $230.2 million of indirect loans during fiscal 1995, compared to $65.9 million during fiscal 1994. This growth resulted from loan production at branches open during both periods as well as expansion of the Company's loan production capacity. The Company operated 31 branch offices as of June 30, 1995, compared to 18 as of June 30, 1994. The decrease in other finance charge income is due to the ongoing liquidation of the related receivables portfolios. The Company's overall effective yield on its finance receivables was 20.4% for both fiscal years.

COSTS AND EXPENSES:

Operating expenses as a percentage of average net finance receivables outstanding decreased to 10.0% for fiscal 1995 as compared to 15.0% for fiscal 1994. The ratio improved as a result of economies of scale realized from a growing finance receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $5.4 million, or 57%, primarily due to the addition of branch offices and branch management and loan processing and servicing staff.

The provision for losses increased to $4.3 million as compared to $1.2 million. Further discussion concerning the provision for losses is included under the caption, "Finance Receivables".

Interest expense of $4.0 million for fiscal 1995 resulted from borrowings on the Company's bank line of credit and the issuance of $51 million and $99.2 million of automobile receivables-backed notes in December 1994 and June 1995, respectively. The Company did not have any bank borrowings during fiscal 1994.

The income tax benefit in fiscal 1995 resulted from the Company's recognition of a deferred tax asset equal to the expected future tax savings from using its net operating loss carryforward and other future tax benefits. Based on the Company's trend of positive operating results since entering the indirect automobile finance business in September 1992 and future expectations, the Company determined in the fourth quarter of fiscal 1995 that it is more likely than not that its net operating loss carryforward and other future tax benefits will be fully utilized prior to expiration of the carryforward periods. Prior to the fourth quarter of fiscal 1995, the Company had offset the deferred tax asset with a valuation allowance. Accordingly, there was no provision for federal income taxes in fiscal 1995 and 1994.

FINANCE RECEIVABLES

The Company provides financing in relatively high-risk markets, and therefore, charge-offs are anticipated. The Company records a periodic provision for losses as a charge to operations and a related allowance for losses in the consolidated balance sheets as a reserve against estimated future losses in the indirect-owned finance receivables portfolio. The Company typically purchases individual finance contracts with a non-refundable acquisition fee on a non-recourse basis. Such acquisition fees are also recorded in the consolidated balance sheets as an allowance for losses. The calculation of excess servicing receivable includes an allowance for estimated future losses over the remaining term of the finance receivables sold to the Trusts and serviced by the Company.

The Company reviews historical origination and charge-off relationships, charge-off experience factors, collections information, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the periodic provision for losses and the allowance for losses. Although the Company uses many resources to assess the adequacy of the allowance for losses, there is no precise method for accurately estimating the ultimate losses in the finance receivables portfolio.

Net finance receivables represented 75.9% and 77.7% of the Company's total assets at June 30, 1996 and 1995, respectively. The following table presents certain data related to the finance receivables portfolio (dollars in thousands):

                                                      June 30,
                                                        1996
                                         -------------------------------------

                                         Indirect      Indirect        Total
                                          Owned        Serviced      Portfolio
                                         -------------------------------------

Gross finance receivables                $315,552      $314,796       $630,348
Unearned finance charges
  and fees                                (51,466)      (54,901)      (106,367)
                                         ---------     ---------      ---------

Finance receivables                       264,086      $259,895       $523,981
                                                       ---------      ---------
                                                       ---------      ---------

Allowance for losses                      (13,602)     $ 25,616 (1)   $ 39,218
                                         ---------     ---------      ---------
                                         ---------     ---------      ---------

  Finance receivables, net                $250,484
                                         ---------
                                         ---------

Number of outstanding contracts             30,366       29,547
                                         ---------     --------
                                         ---------     --------

Average amount of outstanding
  contract (principal amount)             $  8,697     $  8,796
  (in dollars)                           ---------     --------
                                         ---------     --------


Allowance for losses as a
  percentage of finance receivables            5.2%         9.9%           7.5%
                                         ---------     ---------      ---------
                                         ---------     ---------      ---------

(1) The allowance for losses related to indirect-serviced finance receivables is netted against excess servicing receivable in the Company's consolidated balance sheets.

                                                      June 30,
                                                        1995
                                         -------------------------------------
                                         Indirect                      Total
                                          Owned         Other        Portfolio
                                         -------------------------------------

Gross finance receivables                $287,360     $  1,373       $288,733
Unearned finance charges
 and fees                                 (46,869)         (25)       (46,894)
                                         ---------    ---------      ---------

Finance receivables                       240,491        1,348        241,839

Allowance for losses                      (19,376)        (575)       (19,951)
                                         ---------    ---------      ---------

 Finance receivables, net                $221,115      $   773        $221,888
                                         ---------    ---------      ---------
                                         ---------    ---------      ---------

Number of outstanding
 contracts                                 30,941
                                         ---------
                                         ---------

Average amount of
 outstanding contract
  (principal amount)
  (in dollars)                           $  7,773
                                         ---------
                                         ---------


Allowance for losses as a
 percentage of finance
 receivables                                  8.1%
                                         ---------
                                         ---------


The following is a summary of net indirect owned and serviced finance receivables which are more than 60 days delinquent (dollars in thousands):

                                                        June 30,
                                                    ---------------
                                                    1996       1995
                                                    ----       ----

Delinquent contracts                              $16,207    $ 4,907
Delinquent contracts as a
  percentage of total net indirect
  owned and serviced finance receivables
  outstanding                                         3.1%       2.0%

The following table presents charge-off data with respect to the Company's net indirect owned and serviced finance receivables portfolio (dollars in thousands):


                                              Years Ended
                                                June 30,
                                    ----------------------------
                                      1996       1995      1994
                                      ----       ----      ----
 Net charge-offs:
  Indirect-owned                    $18,322     $6,409    $1,432
  Indirect-serviced                   1,652
                                    -------     ------    ------
                                    $19,974     $6,409    $1,432
                                    -------     ------    ------
                                    -------     ------    ------

  Net charge-offs as a percentage
  of average net indirect owned
  and serviced finance
  receivables outstanding               5.6%       4.5%      3.8%
                                    -------     ------    ------
                                    -------     ------    ------

The Company recorded periodic provisions for losses as charges to operations of $7,912,000, $4,156,000 and $1,062,000 related to its indirect owned finance receivables portfolio for the years ended June 30, 1996, 1995 and 1994, respectively. (Provisions for losses of $122,000 and $187,000 for the years ended June 30, 1995 and 1994, respectively, were recorded with respect to other finance receivables). The increased loss provisions are a result of higher average net indirect-owned finance receivables outstanding.

The Company began its indirect automobile finance business in September 1992 and has grown its total net owned and serviced finance receivables portfolio to $524.0 million as of June 30, 1996. The Company expects that its delinquency and charge-offs will increase over time as the portfolio matures and its finance receivables growth rate moderates. Accordingly, the delinquency and charge-off data above is not necessarily indicative of delinquency and charge-off experience that could be expected for a more seasoned portfolio.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows are summarized as follows (in thousands):

                                                Years Ended
                                                  June 30,
                                       -------------------------------
                                       1996        1995          1994
                                       ----        ----          ----

Operating activities                 $34,897    $  14,637     $   3,900
Investing activities                 (63,116)    (144,512)      (12,174)
Financing activities                  12,050      132,433        (9,238)
                                    ---------   ----------     ---------

Net increase (decrease) in
  cash and cash equivalents         $(16,169)   $   2,558       (17,512)
                                    ---------   ----------     ---------
                                    ---------   ----------     ---------


In addition to the net change in cash and cash equivalents shown above, the Company also had net decreases in investment securities of $3.7 million, $16.2 million and $8.7 million for the years ended June 30, 1996, 1995 and 1994, respectively. Such amounts are included as investing activities in the above table.

The Company's primary sources of cash have been collections and recoveries on its finance receivables portfolio, borrowings under its bank line of credit and the issuance of automobile receivables-backed securities.

The Company has a line of credit with a group of banks under which it may borrow up to $150 million, subject to a defined borrowing base. The Company utilizes the line of credit to fund its daily lending activities and operations. A total of $86.0 million was outstanding under the line of credit as of June 30, 1996.

During fiscal 1996 and 1995, the Company completed five automobile receivables-backed securities transactions. The proceeds from the transactions were used in each case to repay a portion of the borrowings then outstanding under the Company's bank line of credit. A summary of these transactions is as follows:


                                                         Amount      Investor   Accounting
Issuer Name                               Date        (in Millions)    Rate      Treatment
- -----------                               ----         -----------    ------     ---------
AmeriCredit Receivables Finance Corp.
  1994-A                                  Dec. 1994      $ 51.0        8.19%    Borrowing
AmeriCredit Receivables Finance Corp.
  1995-A                                  Jun. 1995        99.2        6.55%    Borrowing
AmeriCredit Automobile Receivables
  Trust 1995-B                            Dec. 1995        65.0        6.10%    Sale of Receivables
AmeriCredit Automobile Receivables
  Trust 1996-A                            Mar. 1996        89.4        5.70%    Sale of Receivables
AmeriCredit Automobile Receivables
  Trust 1996-B                            May  1996       115.9        6.50%    Sale of Receivables

The securities listed above were rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Standard and Poor's Ratings Services. Financial Security Assurance, Inc. issued financial guaranty insurance policies for the benefit of the investors in each series.

The Company's primary use of cash has been purchases and originations of finance receivables. The Company purchased $432.4 million of finance contracts during fiscal 1996 requiring cash of $417.2 million, net of acquisition fees and other factors. The Company operated 51 branch offices and had a number of marketing representatives as of June 30, 1996. The Company plans to open thirty additional branches in fiscal 1997. The Company may also expand loan production capacity at existing offices where appropriate. While the Company has been able to establish and grow its indirect automobile finance business thus far, there can be no assurance that future expansion will be successful due to competitive, regulatory, market, economic or other factors.

The Company's Board of Directors has authorized the repurchase of up to 6,000,000 shares of the Company's common stock. A total of 4,279,500 shares at an aggregate purchase price of $22.9 million had been purchased pursuant to this program through June 30, 1996.

As of June 30, 1996, the Company had $8.7 million in cash and cash equivalents and investment securities. The Company also had available borrowing capacity of $64.0 million under its bank line of credit. The Company estimates that it will require additional external capital for fiscal 1997 in addition to these existing capital resources and collections and recoveries on its finance receivables portfolio in order to fund expansion of its indirect automobile finance business, capital expenditures, additional common stock repurchases and other costs and expenses.

The Company anticipates that such funding will be in the form of additional automobile receivables-backed securities transactions, expansion of its bank line of credit and the implementation of other warehouse financing facilities. There can be no assurance that funding will be available to the Company through these sources, or if available, that it will be on terms acceptable to the Company.

Since the Company's funding strategy is dependent upon the issuance of interest-bearing securities and the incurrence of other debt, fluctuations in interest rates impact the Company's profitability. The Company uses several strategies to minimize the risk of interest rate fluctuations including the use of hedging instruments and the regular sale of finance receivables to the Trusts. There can be no assurance that these strategies will be effective in minimizing interest rate risk or that increases in interest rates will not have an adverse effect on the Company's profitability.

                                 AMERICREDIT CORP.
                           CONSOLIDATED BALANCE SHEETS
                              (dollars in thousands)

                                      ASSETS
                                                         June 30,      June 30,
                                                           1996          1995
                                                           ----          ----
Cash and cash equivalents                               $  2,145      $  18,314
Investment securities                                      6,558         10,265
Finance receivables, net                                 250,484        221,888
Excess servicing receivable                               33,093
Restricted cash                                           15,304          5,007
Property and equipment, net                                7,670          6,036
Deferred income taxes                                      9,995         19,788
Other assets                                               4,910          4,427
                                                        --------      ---------

 Total assets                                           $330,159      $ 285,725
                                                        --------      ---------
                                                        --------      ---------

                       LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:

  Bank line of credit                                  $  86,000      $
  Automobile receivables-backed notes                     67,847        134,520
  Notes payable                                              418            716
  Accrued taxes and expenses                              12,669          3,263
                                                        --------      ---------

  Total liabilities                                      166,934        138,499
                                                        --------      ---------

Commitments and contingencies

Shareholders' equity:
 Preferred stock, $.01 par value per share,
  20,000,000 shares authorized; none issued
 Common stock, $.01 par value per share,
  120,000,000 shares authorized;
  32,640,963 and 32,117,201 shares issued                    326            321
 Additional paid-in capital                              190,005        185,573
 Accumulated deficit                                      (5,233)       (26,824)
                                                        --------      ---------

                                                         185,098        159,070

 Treasury stock, at cost (4,120,483 and
  3,400,039 shares)                                      (21,873)       (11,844)
                                                        --------      ---------

  Total shareholders' equity                             163,225        147,226
                                                        --------      ---------

  Total liabilities and shareholders'
   equity                                               $330,159       $285,725
                                                        --------      ---------
                                                        --------      ---------


                  The accompanying notes are an integral part
                   of these consolidated financial statement

                                AMERICREDIT CORP.
                         CONSOLIDATED INCOME STATEMENTS
                (dollars in thousands, except per share data)


                                                    Years Ended
                                     ----------------------------------------
                                       June 30,       June 30,       June 30,
                                        1996            1995           1994
                                      --------        --------       --------
Revenue:
 Finance charge income               $  51,706       $  30,249      $  12,788
 Gain on sale of receivables            22,873
 Servicing fee income                    3,712
 Investment income                       1,075           1,284          2,550
 Other income                            1,612           1,551            544
                                     ---------       ---------      ---------

                                        80,978          33,084         15,882
                                     ---------       ---------      ---------

Costs and expenses:
 Operating expenses                     25,681          14,773          9,400
 Provision for losses                    7,912           4,278          1,249
 Interest expense                       13,129           4,015            168
                                     ---------       ---------      ---------

                                        46,722          23,066         10,817
                                     ---------       ---------      ---------

Income before income taxes              34,256          10,018          5,065

Income tax provision (benefit)          12,665         (18,875)
                                     ---------       ---------      ---------

Net income                           $  21,591       $  28,893       $  5,065
                                     ---------       ---------      ---------
                                     ---------       ---------      ---------

Earnings per share                   $     .71       $     .95       $    .16
                                     ---------       ---------      ---------
                                     ---------       ---------      ---------
Weighted average shares and
 share equivalents                  30,203,298      30,380,749     31,818,083
                                    ----------      ----------     ----------
                                    ----------      ----------     ----------


                     The accompanying notes are an integral part of these consolidated financial statements

                                AMERICREDIT CORP.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                              (dollars in thousands)

                                 Common Stock      Additional                  Treasury Stock
                              -----------------     Paid-in    Accumulated     --------------
                              Shares     Amount     Capital      Deficit     Shares     Amount
                              ------     ------     -------     ---------    ------     ------
Balance at July 1, 1993      31,723,733  $  317     $189,695    $(60,782)  2,614,200  $  (6,446)

Common stock issued on
 exercise of options             33,600       1          130

Purchase of treasury stock                                                   403,100     (2,297)

Purchase and cancellation
 of stock option                                      (6,237)

Common stock issued for
 employee benefit plan                                                        (8,940)        55

Net income                                                         5,065
                             ----------    ----     --------     --------  ---------   ---------

 Balance at June 30, 1994    31,757,333     318      183,588     (55,717)  3,008,360     (8,688)

Common stock issued on
 exercise of options            359,868       3        1,302

Income tax benefit from
 exercise of options                                     683

Purchase of treasury stock                                                   433,200     (3,412)

Common stock issued for
 employee benefit plans                                                      (41,521)       256

Net income                                                        28,893
                             ----------    ----     --------     --------  ---------   ---------

 Balance at June 30, 1995    32,117,201     321      185,573     (26,824)  3,400,039    (11,844)


Common stock issued on
  exercise of options           523,762       5        3,045

Income tax benefit from
  exercise of options
                                                       1,387
Purchase of treasury
  stock                                                                      829,000    (10,710)

Common stock issued for
  employee benefit plans                                                    (108,556)       681

Net income                                                        21,591
                             ----------    ----     --------     --------  ---------   ---------

Balance at June 30, 1996     32,640,963    $326     $190,005     $(5,233)  4,120,483   $(21,873)
                             ----------    ----     --------     --------  ---------   ---------
                             ----------    ----     --------     --------  ---------   ---------


                       The accompanying notes are an integral part
                        of these consolidated financial statements

                                  AMERICREDIT CORP.
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (dollars in thousands)

                                                       Years Ended
                                          ---------------------------------------
                                           June 30,      June 30,       June 30,
                                            1996           1995           1994
                                            ----           ----           ----
Cash flows from operating activities:
 Net income                              $  21,591      $  28,893       $  5,065
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
     Depreciation and amortization           1,528          1,317          1,274
     Provision for losses                    7,912          4,278          1,249
     Deferred income taxes                  11,681        (18,954)

    Gain on sale of receivables            (22,873)
    Amortization of excess servicing
     receivable                              6,636
    Changes in assets and liabilities:
     Other assets                             (984)        (1,834)         1,051
     Accrued taxes and expenses              9,406            937         (4,739)
                                           --------       --------       --------

        Net cash provided by operating
         activities                         34,897         14,637          3,900
                                           --------       --------       --------

Cash flows from investing activities:
 Purchases and originations of finance
  receivables                             (417,235)      (225,350)       (76,208)
 Principal collections and recoveries
  on finance receivables                    94,948         71,334         46,698
 Net proceeds from sale of receivables     268,923
 Purchases of property and equipment        (3,166)        (1,791)        (3,255)
 Proceeds from disposition of property
  and equipment                                  4             61            640
 Purchases of investment securities                                      (19,183)
 Proceeds from sales and maturities of
  investment securities                      3,707         16,241         27,834
 Increase in restricted cash               (10,297)        (5,007)
 Proceeds from sale of investment in
  affiliate                                                               11,300
                                           --------       --------       --------

        Net cash used by investing
          activities                        (63,116)      (144,512)       (12,174)
                                           --------       --------       --------

Cash flows from financing activities:
 Borrowings on bank line of credit         342,600         83,900
 Payments on bank line of credit          (256,600)       (83,900)
 Proceeds from issuance of automobile
  receivables-backed notes                                150,170
 Payments on automobile receivables-
  backed notes                             (66,673)       (15,650)
 Payments on notes payable                    (298)          (236)          (890)
 Proceeds from issuance of common stock      3,731          1,561            186
 Purchase of treasury stock                (10,710)        (3,412)        (2,297)
 Purchase and cancellation of stock
  option                                                                  (6,237)
                                           --------       --------       --------

        Net cash provided (used)
         by financing activities             12,050        132,433         (9,238)
                                           --------       --------       --------

Net increase (decrease) in cash and
 cash equivalents                          (16,169)         2,558        (17,512)

Cash and cash equivalents at beginning
 of year                                    18,314         15,756         33,268
                                           --------       --------       --------

Cash and cash equivalents at end of year  $  2,145      $  18,314      $  15,756
                                           --------       --------       --------
                                           --------       --------       --------

                    The accompanying notes are an integral part
                     of these consolidated financial statements

                                  AMERICREDIT CORP.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY AND OPERATIONS

AmeriCredit Corp. ("the Company") was formed on August 1, 1986 and began operations in March 1987. Since September 1992, the Company has been in the business of purchasing automobile sales finance contracts originated by franchised and independent dealers, generally referred to as indirect lending. The Company operated 51 indirect lending branch offices in 26 states as of June 30, 1996 and also had a group of marketing representatives doing business in both branch territories and other areas.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the amount of revenue and costs and expenses during the reporting periods. Actual results could differ from those estimates. These estimates include, among other things, anticipated prepayments and credit losses on finance receivables sold in automobile receivables-backed securities transactions and the determination of the allowance for losses on finance receivables.

CASH EQUIVALENTS

Investments in highly liquid securities with original maturities of 90 days or less are included in cash and cash equivalents.

INVESTMENT SECURITIES

Investment securities are considered held-to-maturity and are carried at amortized cost.

                                  AMERICREDIT CORP.
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCE RECEIVABLES

Finance charge income related to finance receivables is recognized using the interest method. Accrual of finance charge income is suspended on finance contracts which are more than 60 days delinquent. Fees and commissions received and direct costs of originating loans are deferred and amortized over the term of the related finance contracts also using the interest method.

Provisions for losses are charged to operations in amounts sufficient to maintain the allowance for losses at a level considered adequate to cover estimated losses in the finance receivables portfolio. Automobile finance sales contracts are typically purchased by the Company for a non-refundable acquisition fee on a non-recourse basis, and such acquisition fees are also added to the allowance for losses. The Company reviews historical origination and charge-off relationships, charge-off experience factors, collections information, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the periodic provision for losses and the allowance for losses. Finance contracts are charged-off to the allowance for losses when the Company repossesses and disposes of the collateral or the account is otherwise deemed uncollectible.

EXCESS SERVICING RECEIVABLE

The Company periodically sells finance receivables to certain special purpose financing trusts (the "Trusts"), and the Trusts issue automobile receivables-backed securities to investors in order to provide the sales proceeds. A gain on sale of receivables is recognized by the Company on the settlement date of such transactions.

The gain on sale of receivables represents the difference between the sales proceeds, net of transaction costs, and the Company's net carrying value of the finance receivables sold, plus excess servicing spread. Excess servicing spread is the present value of estimated future collections and recoveries on the finance receivables sold to the Trusts, less the present value of required principal and interest payments to the investors, base servicing fees payable to the Company and certain other fees.

                               AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXCESS SERVICING RECEIVABLE (CONT.)

Concurrently with recognizing such gain on sale of receivables, the Company records a corresponding asset, excess servicing receivable, equal to the excess servicing spread described above plus any subordinated interests in the Trusts retained by the Company. Excess servicing receivable is amortized, as a charge to servicing fee income, over the estimated term of the finance receivables sold. Collections of excess servicing receivable are recognized as servicing fee income when received.

The calculation of excess servicing receivable includes estimates of future credit losses and prepayment rates for the remaining term of the finance receivables sold since these factors impact the amount and timing of future collections and recoveries on the finance receivables. The carrying value of excess servicing receivable is reviewed quarterly by the Company on a disaggregated basis by Trust. If future credit losses and prepayment rates exceed the Company's original estimates, excess servicing receivable will be adjusted through a charge to servicing fee income. Favorable credit loss and prepayment experience compared to the Company's original estimates would result in additional servicing fee income.

RESTRICTED CASH

A financial guaranty insurance company (the "Insurer") has provided a financial guaranty insurance policy for the benefit of the investors in each series of automobile receivables-backed securities issued by the Trusts or special purpose financing subsidiaries of the Company. In connection with the issuance of the policies, the Company was required to establish a separate cash account with a trustee for the benefit of the Insurer for each series of securities and related finance receivables pool. Monthly collections and recoveries from each pool of finance receivables in excess of required principal and interest payments on the securities and servicing and other fees are added to the restricted cash accounts until the balance reaches a specified percentage of the pool of finance receivables, and thereafter are distributed to the Company. In the event that monthly collections and recoveries from any pool of finance receivables are insufficient to make required principal and interest payments to the investors and pay servicing and other fees, any shortfall would be drawn from the restricted cash accounts.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


RESTRICTED CASH (CONT.)

Certain agreements with the Insurer provide that if delinquency, default and net loss ratios in the pools of finance receivables supporting the automobile receivables-backed securities exceed certain amounts, the specified levels of the restricted cash accounts would be increased and, in certain cases, the Company would be removed as servicer of the finance receivables.

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

OFF BALANCE SHEET FINANCIAL INSTRUMENTS

The Company periodically enters into hedging transactions to manage the gross interest rate spread on its automobile receivables-backed securities transactions. The Company's hedging strategies include the use of Forward U.S. Treasury Rate Lock Agreements. The face amount and terms of these agreements generally correspond to the principal amount and average maturities of the finance receivables to be sold to the Trusts and the related securities to be issued by the Trusts. Gains or losses on these agreements are deferred and recognized as a component of the gain on sale of receivables at the time that finance receivables are sold to the Trusts.

INCOME TAXES

Deferred income taxes are provided, when appropriate, in accordance with the asset and liability method of accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", to recognize the tax effects of temporary differences between financial statement and income tax accounting.

                           AMERICREDIT CORP.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


EARNINGS PER SHARE

Earnings per share is based upon the weighted average number of shares outstanding during each year, adjusted for any dilutive effect of warrants and options using the treasury stock method.

2. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities as of June 30, 1996, by issuer type, are as follows (in thousands):

                                        Gross       Gross      Estimated
                         Amortized   Unrealized   Unrealized     Fair
                           Cost         Gains       Losses       Value
                         ---------   ----------   ----------   ---------
U.S. Government
  obligations            $ 5,000     $             $   304      $4,696
Mortgage-backed
  securities               1,558                                 1,558
                         -------     -------       -------      ------
                         $ 6,558     $             $   304      $6,254
                         -------     -------       -------      ------
                         -------     -------       -------      ------

The amortized cost and estimated fair value of investment securities as of June 30, 1995, by issuer type, are as follows (in thousands):

                                        Gross       Gross      Estimated
                         Amortized   Unrealized   Unrealized     Fair
                           Cost         Gains       Losses       Value
                         ---------   ----------   ----------   ---------
U.S. Government
  obligations            $ 5,000     $             $   220      $4,780
Corporate debt
  securities               1,000                                 1,000
Mortgage-backed
  securities               4,265           4           122       4,147
                         -------     -------       -------      ------
                         $10,265     $     4       $   342      $9,927
                         -------     -------       -------      ------
                         -------     -------       -------      ------

The amortized cost and estimated fair value of investment securities as of June 30, 1996, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have

                              AMERICREDIT CORP.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. INVESTMENT SECURITIES (cont.)

the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Estimated
                                        Amortized     Fair
                                          Cost        Value
                                        ---------   ---------
Due after one year through two years     $5,000      $4,696

Mortgage-backed securities                1,558       1,558
                                         ------      ------

                                         $6,558      $6,254
                                         ------      ------
                                         ------      ------

Proceeds from the sale of investment securities during the year ended June 30, 1994 were $1,857,000. No material gain or loss was realized on the sale.

3. FINANCE RECEIVABLES

Finance receivables consist of the following (in thousands):

                                            June 30,       June 30,
                                              1996          1995
                                            --------       --------
Gross finance receivables:
  Indirect                                  $315,552       $287,360
  Other                                                       1,373
                                            --------       --------
                                             315,552        288,733

Less unearned finance charges and fees       (51,466)       (46,894)
                                            --------       --------

Principal amount of finance receivables      264,086        241,839

Less allowance for losses                    (13,602)      (19,951)
                                            --------       --------

Finance receivables, net                    $250,484       $221,888
                                            --------       --------
                                            --------       --------

Indirect automobile sales finance contracts are collateralized by vehicle titles and the Company has the right to repossess the vehicle in the event that the consumer defaults on the payment terms of the contract.

                             AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. FINANCE RECEIVABLES (cont.)

The accrual of finance charge income has been suspended on $17,339,000 and $7,863,000 of delinquent finance contracts as of June 30, 1996 and 1995, respectively.

Contractual maturities of finance receivables for years ending June 30 are as follows (in thousands):


                        1997          $ 73,477
                        1998            65,656
                        1999            58,687
                        2000            43,272
                        2001            22,994
                                      --------

                                      $264,086
                                      --------
                                      --------

The Company's experience has been that a portion of the scheduled payments will be received prior to contractual maturity dates.

A summary of the allowance for losses is as follows (in thousands):

                                                  Years Ended
                                    ----------------------------------------
                                     June 30,        June 30,      June 30,
                                      1996            1995            1994
                                    ---------       ----------    ----------

Balance at beginning of year         $19,951         $ 9,330        $12,581
Provision for losses                   7,912           4,278          1,249
Acquisition fees                      18,097          13,908          4,716
Allowance related to receivables
  sold                               (13,461)
Net charge-offs-indirect             (18,322)         (6,409)        (1,432)
Net charge-offs-other                   (575)         (1,156)        (7,784)
                                     -------         -------        -------
  Balance at end of year             $13,602         $19,951        $ 9,330
                                     -------         -------        -------
                                     -------         -------        -------

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4. EXCESS SERVICING RECEIVABLE

As of June 30, 1996, the Company was servicing $259,895,000 of automobile sales finance contracts which have been sold to the Trusts.

Excess servicing receivable consists of the following (in thousands):

                                                June 30,
                                                  1996
                                                --------

Estimated future net cash flows before
  allowance for credit losses                   $ 63,457
Allowance for credit losses                      (25,616)
                                                --------

Estimated future net cash flows                   37,841
Unamortized discount at 12%                       (4,748)
                                                --------

                                                $ 33,093
                                                --------
                                                --------



A summary of excess servicing receivable is as follows (in thousands):

                                              Year Ended
                                                June 30,
                                              ----------
                                                 1996
                                                 ----

Balance at beginning of period                  $     0
Additions related to
  receivables sold                               39,729
Amortization                                     (6,636)
                                                -------

Balance at end of period                        $33,093
                                                -------
                                                -------

                             AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

                                       June 30,        June 30,
                                        1996             1995
                                      --------         --------

Land                                  $   600           $   600
Buildings and improvements              1,973             1,903
Equipment                               6,994             6,230
Furniture and fixtures                    828             1,003
                                      -------           -------

                                       10,395             9,736

Less accumulated depreciation
  and amortization                     (2,725)           (3,700)
                                      -------           -------

                                       $7,670            $6,036
                                      -------           -------
                                      -------           -------

6. DEBT

The Company has a revolving credit agreement with a group of banks under which the Company may borrow up to $150 million, subject to a defined
borrowing base.    Aggregate borrowings of $86,000,000 were outstanding as of
June 30, 1996. Borrowings under the credit agreement are collateralized by certain indirect finance receivables and bear interest, based upon the Company's option, at either the prime rate (8.25% as of June 30, 1996) or various market London Interbank Offered Rates plus 1.65%. The Company is also required to pay an annual commitment fee equal to 3/8% of the unused portion of the credit agreement. The credit agreement, which expires in October 1996, contains various restrictive covenants requiring certain minimum financial ratios and results and placing certain limitations on the incurrence of additional debt, capital expenditures, cash dividends and repurchase of common stock.

                              AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. DEBT (cont.)

Automobile receivables-backed notes consist of the following (in thousands):

                                               June 30,       June 30,
                                                 1996           1995
                                                 ----           ----
Series 1994-A notes, interest at 8.19%,
  collateralized by certain finance
  receivables in the principal amount
  of $13,995, final maturity in
  December 1999                                $13,671        $ 35,350
Series 1995-A notes, interest at 6.55%,
  collateralized by certain finance
  receivables in the principal amount
  of $55,688, final maturity
  in September 2000                             54,176          99,170
                                               -------        --------

                                               $67,847        $134,520
                                               -------        --------
                                               -------        --------

The Series 1994-A notes were issued in December 1994 and initially aggregated $51,000,000. The Series 1995-A notes were issued in June 1995 and initially aggregated $99,170,000. Each series of notes was issued by a wholly-owned special purpose financing subsidiary of the Company which holds the related finance receivables. Principal and interest on the notes are payable monthly from collections and recoveries on the specific pools of finance receivables which are collateral for the notes.

Maturities of the automobile receivables-backed notes, based on the contractual maturities of the underlying finance receivables, for years ending June 30 are as follows (in thousands):

                          1997            $30,434
                          1998             22,066
                          1999             12,065
                          2000              3,282
                                          -------

                                          $67,847
                                          -------
                                          -------

The Company's experience has been that a portion of the scheduled payments on the underlying finance receivables will be received prior to the contractual

                              AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. DEBT (cont.)

maturity dates. Accordingly, scheduled payments shown above for the automobile receivables-backed notes would also be paid prior to the dates indicated.

7. COMMITMENTS AND CONTINGENCIES

Branch lending offices are generally leased for terms of up to five years with certain rights to extend for additional periods. The Company also leases office space for its Tempe, Arizona loan servicing facility under a 10 year lease with renewal options. Lease expense was $875,000, $422,000 and $419,000 for the years ended June 30, 1996, 1995 and 1994, respectively. Lease commitments for years ending June 30 are as follows (in thousands):


                          1997         $1,197
                          1998            990
                          1999            720
                          2000            480
                          2001            386
                          Thereafter    1,331
                                       ------

                                       $5,104
                                       ------
                                       ------

As of June 30, 1996, the Company had entered into a Forward U.S. Treasury Rate Lock Agreement to sell $100 million of U.S. Treasury Notes for settlement on August 30, 1996. The gain or loss on this hedging position will be recognized as a component of the gain on sale of receivables in the Company's first automobile receivables-backed securities transaction subsequent to June 30, 1996.

The Company services automobile sales finance contracts for its own account and for the Trusts. These finance contracts are with consumers residing throughout the United States, with borrowers located in Texas accounting for 18% and 24% of the total serviced portfolio as of June 30, 1996 and 1995, respectively. No other state accounted for more than 10% of the total serviced portfolio.

In the normal course of its business, the Company is named as defendant in legal proceedings. These cases include claims for alleged truth-in-lending violations, nondisclosures, misrepresentations and deceptive trade practices, among other things. The relief requested by the plaintiffs varies but includes

                              AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. COMMITMENTS AND CONTINGENCIES (cont.)

requests for compensatory, statutory and punitive damages.   One proceeding in
which the Company is a defendant has been brought as a putative class action and is pending in federal district court in Connecticut. A class has yet to be certified in this case and the Company's motion to dismiss is presently pending. In the opinion of management, the resolution of these proceedings will not have a material adverse effect on the consolidated financial position results of operations or liquidity of the Company.

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

The Company also has a stock option plan for automobile dealers that become part of the Company's dealership network and refer business to the Company. Dealer options are granted based upon the volume of finance contracts purchased by the Company from such dealer and terminate three years from the date of grant.

                              AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. STOCK OPTIONS (cont.)

A summary of stock option activity under these plans is as follows:

                                                       Options Outstanding
                                   Options     ------------------------------
                                  Available     Shares       Price Per Share
                                 -----------   ---------      ---------------
 Balance at July 1, 1993
  (1,893,400 shares exercisable)   2,285,637   3,057,531      $2.50 - $14.50
Granted                             (814,880)    814,880       5.63 -   7.50
Canceled                              78,900     (78,900)      2.88 -  14.50
Exercised                                        (33,600)      2.50 -   5.75
                                 -----------   ---------      ---------------
 Balance at June 30, 1994
  (2,259,465 shares exercisable)   1,549,657   3,759,911       2.50 -  14.50
Granted                           (1,346,490)  1,346,490       5.50 -  14.50
Canceled                             162,100    (162,100)      3.00 -  14.50
Exercised                                       (359,868)      2.80 -   8.13
Adoption of plans                  4,000,000
                                 -----------   ---------      ---------------
 Balance at June 30, 1995
  (3,247,084 shares exercisable)   4,365,267    4,584,433      2.50 -  14.50
Granted                           (1,801,723)   1,801,723     11.00 -  16.00
Canceled                              44,500      (44,500)     4.00 -  11.00
Exercised                                        (523,762)     2.80 -  12.88
Adoption of plan                     850,000
                                 -----------    ---------     ----------------
 Balance at June 30, 1996
  (4,070,245 shares exercisable)   3,458,044    5,817,894     $2.50 - $16.00
                                 -----------    ---------     ---------------
                                 -----------    ---------     ---------------

9. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. The Company's contributions to the plan, which were made in Company common stock, were $133,000, $99,000 and $55,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

The Company also has an employee stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the fair market value at specified dates. A total of 500,000 shares have been reserved for issuance under the plan. Shares

                         AMERICREDIT CORP.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. EMPLOYEE BENEFIT PLANS (cont.)

purchased under the plan were 97,117 and 31,361 for the years ended June 30, 1996 and 1995, respectively.

10. INCOME TAXES

The income tax provision (benefit) consists of the following (in thousands):

                                          Year Ended
                                           June 30,
                                       ----------------
                                       1996        1995
                                       ----        ----

Current                              $   984    $     79
Deferred                              11,681     (18,954)
                                     -------    --------

                                     $12,665    ($18,875)
                                     -------    --------
                                     -------    --------

The Company's effective income tax rate on income before income taxes differs from the U.S. statutory tax rate as follows:

                                                       Years Ended
                                           -----------------------------------
                                           June 30,      June 30,     June 30,
                                            1996          1995          1994
                                            ----          ----          ----

U.S. statutory tax rate                      35%           35%           35%
Change in valuation allowance                            (226)          (35)
Other                                         2             3
                                            ----         ----           ----
                                             37%         (188%)           0%
                                            ----         ----           ----
                                            ----         ----           ----

The deferred income tax provision (benefit) consists of the following (in thousands):
                                                       Years Ended
                                           -----------------------------------
                                           June 30,      June 30,     June 30,
                                            1996          1995          1994
                                            ----          ----          ----

Change in valuation allowance             $  (320)      ($22,615)    $(1,606)
Net operating loss carryforward             8,387          2,266      (2,447)
Allowance for losses                        1,556             32       2,278
Other                                       2,058          1,363       1,775
                                          -------       --------     -------

                                          $11,681       ($18,954)    $     0
                                          -------       --------     -------
                                          -------       --------     -------

                             AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (cont.)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

                                           June 30,         June 30,
                                            1996             1995
                                            ----             ----

Deferred tax assets:
  Net operating loss carryforward         $ 8,969          $17,356
  Allowance for losses                                       1,151
  Alternative minimum tax credits           1,548            1,047
  Other                                       590              554
  Valuation allowance                                         (320)
                                          -------          -------
                                           11,107           19,788
                                          -------          -------

Deferred tax liabilities:
  Allowance for losses                       405
  Other                                      707
                                          -------          -------
                                           1,112
                                          -------          -------

Net deferred tax asset                    $ 9,995          $19,788
                                          -------          -------
                                          -------          -------

The Company reduced the valuation allowance on the deferred tax asset in the fourth quarter of the year ended June 30, 1995 after re-evaluating the realizability of the deferred tax asset. Based on the Company's trend of positive operating results since entering the indirect automobile finance business in September 1992 and future expectations, the Company determined that it is more likely than not that its net operating loss carryforward and other future tax benefits will be fully utilized prior to expiration of the carryforward periods.

As of June 30, 1996, the Company has a net operating loss carryforward of approximately $19,500,000 million for income tax reporting purposes which expires between 2007 and 2009 and an alternative minimum tax carryforward of $1,500,000 million with no expiration date.

                              AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. SUPPLEMENTAL INFORMATION

Cash payments for interest costs and income taxes consist of the following (in thousands):
                                             Years Ended
                                    -------------------------------
                                    June 30,    June 30,   June 30,
                                     1996        1995        1994
                                    --------   ---------  ----------

Interest costs  (none capitalized)  $12,179     $ 5,167     $  168
Income taxes                          1,447         151


During the year ended June 30, 1995, the Company sold certain property for cash and a note receivable of $184,000.

During the year ended June 30, 1995, a capital lease obligation of $564,000 was incurred when the Company entered into a lease for equipment.

During the year ended June 30, 1994, the Company sold certain property and equipment for cash and a note receivable of $740,000.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the Company's consolidated balance sheets. Fair values are based on estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated timing and amount of future cash flows. Therefore, the estimates of fair value may differ substantially from amounts which ultimately may be realized or paid at settlement or maturity of the financial instruments. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

                             AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

Estimated fair values, carrying values and various methods and assumptions used in valuing the Company's financial instruments as of June 30, 1996 are set forth below (in thousands):

                                      Carrying          Estimated
                                       Value           Fair Value
                                      --------         ----------
Financial assets:
  Cash and cash equivalents and
    restricted cash              (a)  $ 17,449         $  17,449
  Investment securities          (b)     6,558             6,254
  Finance receivables            (c)   250,484           283,760
  Excess servicing receivable    (d)    33,093            35,009
Financial liabilities:
  Bank line of credit            (e)    86,000            86,000
  Automobile receivables-
    backed notes                 (f)    67,847            68,055
Unrecognized financial instruments:
  Forward U.S. Treasury Note
    sale                         (g)        0              (700)

(a) The carrying value of cash and cash equivalents and restricted cash is considered to be a reasonable estimate of fair value.

(b) The fair value of investment securities is estimated based on market prices for similar securities.

(c) Since the Company periodically sells its finance receivables, fair value is estimated by discounting future net cash flows expected to be realized from the finance receivables using interest rate, prepayment and credit loss assumptions similar to the Company's historical experience.

(d) The fair value of excess servicing receivable is estimated by discounting the associated future net cash flows using discount rate, prepayment and credit loss assumptions similar to the Company's historical experience.

                             AMERICREDIT CORP.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

(e) The bank line of credit has a variable rate of interest and a maturity of less than one year. Therefore, carrying value is considered to be a reasonable estimate of fair value.

(f) The fair value of automobile receivables-backed notes is estimated based on rates currently available for debt with similar terms and remaining maturities.

(g) The fair value of the forward U.S. Treasury Note sale is estimated based upon market prices for similar financial instruments.

13. RECENT ACCOUNTING DEVELOPMENTS

In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based compensation plans such as stock purchase plans and stock options. The new standard allows companies either to continue to account for stock based employee compensation plans under existing accounting standards or adopt a fair value-based method of accounting for stock-based awards as compensation expense over the service period, which is usually the vesting period. SFAS 123 requires that if a company continues to account for stock options under existing accounting standards, pro forma net income and earnings per share information must be provided as if the new fair value approach had been adopted. Stock based awards to third parties must be accounted for on a fair value basis. The Company intends to continue to account for stock-based employee compensation under existing accounting standards and will be required to provide the pro forma disclosures described above effective in its consolidated financial statements for the year ended June 30, 1997. Stock option awards under the Company's dealer stock option plan issued after December 15, 1995 have been accounted for on a fair value basis.

In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 establishes accounting and reporting standards for transfers of financial assets effective for

                              AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RECENT ACCOUNTING DEVELOPMENTS (cont.)

transactions occuring after December 31, 1996. While the new standard will apply to the Company's periodic automobile receivables-backed securities transactions, the Company does not believe that adoption of SFAS 125 will have a material effect on the Company's consolidated financial position or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Shareholders
  AmeriCredit Corp.

We have audited the accompanying consolidated balance sheets of AmeriCredit Corp. as of June 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmeriCredit Corp. as of June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.




Fort Worth, Texas
August 7, 1996

                               AMERICREDIT CORP.

                               COMMON STOCK DATA

The Company's common stock trades on the New York Stock Exchange under the symbol ACF. There were 28,520,480 shares of common stock outstanding as of June 30, 1996.

The following table sets forth the range of the high, low and closing sale prices for the Company's common stock as reported on the Composite Tape of New York Stock Exchange Listed Issues.

Fiscal year ended June 30, 1995:               High       Low       Close
                                               ----       ---       -----
  First Quarter                              $ 6.75     $ 5.25     $ 6.75
  Second Quarter                               7.25       5.50       6.00
  Third Quarter                                8.25       5.25       8.13
  Fourth Quarter                              11.13       8.13      11.13


Fiscal year ended June 30, 1996:               High       Low       Close
                                               ----       ---       -----
  First Quarter                              $15.00     $ 9.63     $14.88
  Second Quarter                              16.25      10.75      13.63
  Third Quarter                               14.25      10.38      13.88
  Fourth Quarter                              16.50      13.25      15.63



As of June 30, 1996, there were 403 shareholders of record of the Company's common stock.

                                 AMERICREDIT CORP.

                                  QUARTERLY DATA
                                    (UNAUDITED)
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


Fiscal year ended                          First        Second       Third       Fourth
June 30, 1996:                            Quarter       Quarter     Quarter      Quarter
- ---------------                           -------       -------     -------      -------
Finance charge income                   $  13,377    $   13,852   $   12,650   $  11,827
Gain on sale of receivables                               5,621        7,725       9,527
Income before income taxes                  3,938         8,830       10,119      11,369
Net income                                  2,520         5,586        6,312       7,173
Earnings per share                            .08           .18          .21         .24
Weighted average shares
 share equivalents                     31,223,551    31,120,461   30,082,193  30,273,327



Fiscal year ended                          First        Second        Third       Fourth
June 30, 1995:                            Quarter       Quarter      Quarter     Quarter
- ---------------                           -------       -------      -------     -------

Finance charge income                    $  4,826      $  6,312     $  8,237    $ 10,874
Income before income taxes                  1,837         2,135        2,650       3,396
Net income                                  1,801         2,092        2,650      22,350
Earnings per share                            .06           .07          .09         .73
Weighted average shares
 share equivalents                     30,122,210    30,191,179   30,259,850  30,809,604

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

ANNUAL MEETING:
The Annual Meeting of the Company will be held on November 13, 1996 at 10:00 a.m. at the Fort Worth Club, Trinity Room, 700 Taylor Street, Fort Worth, Texas. All shareholders are cordially invited to attend.

TRANSFER AGENT AND REGISTRAR:
ChaseMellon Shareholder Services
Stock Transfer Department
85 Challenger Rd., Overpeck Centre
Ridgefield Park, NJ 07660
Direct Dial (800) 635-9270

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

Michael R. Barrington
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER
AmeriCredit Corp.

Daniel E. Berce
EXECUTIVE VICE PRESIDENT,
CHIEF FINANCIAL OFFICER AND TREASURER
AmeriCredit Corp.

James H. Greer
CHAIRMAN OF THE BOARD
Shelton W. Greer Co., Inc.

Gerald W. Haddock
PRESIDENT AND CHIEF OPERATING OFFICER
Crescent Real Estate Equities Limited, L.P.

Kenneth H. Jones, Jr.
VICE CHAIRMAN
KBK Capital Corporation

Edward H. Esstman
SENIOR VICE PRESIDENT AND CHIEF CREDIT
OFFICER
AmeriCredit Corp.

Douglas K. Higgins
OWNER
Higgins & Associates

OFFICERS

AMERICREDIT CORP.:

Clifton H. Morris, Jr.
CHAIRMAN OF THE BOARD,
CHIEF EXECUTIVE OFFICER AND PRESIDENT

Michael R. Barrington
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

Daniel E. Berce
EXECUTIVE VICE PRESIDENT,
CHIEF FINANCIAL OFFICER AND TREASURER

Chris A. Choate
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL

Edward H. Esstman
SENIOR VICE PRESIDENT AND CHIEF CREDIT OFFICER


AMERICREDIT FINANCIAL SERVICES, INC.:

Clifton H. Morris, Jr.
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

Michael R. Barrington
PRESIDENT AND CHIEF OPERATING OFFICER

Daniel E. Berce
EXECUTIVE VICE PRESIDENT,
CHIEF FINANCIAL OFFICER AND TREASURER

Edward H. Esstman
EXECUTIVE VICE PRESIDENT, DIRECTOR OF CONSUMER FINANCE OPERATIONS

Christopher M. Barry
SENIOR VICE PRESIDENT, BRANCH OPERATIONS

Randy K. Benefield
SENIOR VICE PRESIDENT, DIRECTOR OF MANAGEMENT INFORMATION SERVICES

Malia C. Bingham
SENIOR VICE PRESIDENT, BRANCH OPERATIONS

Chris A. Choate
SENIOR VICE PRESIDENT,
SECRETARY AND GENERAL COUNSEL

Patricia A. Jones
SENIOR VICE PRESIDENT, DIRECTOR OF HUMAN RESOURCES

Cheryl L. Miller
SENIOR VICE PRESIDENT, DIRECTOR OF COLLECTIONS AND CUSTOMER SERVICE

Michael T. Miller
SENIOR VICE PRESIDENT, DIRECTOR OF RISK MANAGEMENT, CREDIT POLICY AND PLANNING AND CHIEF OF STAFF

Preston A. Miller
SENIOR VICE PRESIDENT AND CONTROLLER

Cinde Perales
SENIOR VICE PRESIDENT, DIRECTOR OF LOAN SERVICES

Nils L. Wirstrom
SENIOR VICE PRESIDENT, BRANCH OPERATIONS