Form 10-K, Exhibit 13
period 1997-06-30
AMERICREDIT CORP
filed 1997-09-26
CIK 804269

CORPORATE PROFILE

AmeriCredit Corp. is a national consumer finance company specializing in purchasing, securitizing and servicing automobile loans and originating and selling home equity loans. The Company is headquartered in Fort Worth, Texas, and its common shares are traded on the New York Stock Exchange.

Through its AmeriCredit Financial Services branch network, the Company purchases loans made by franchised and select independent dealers to consumers buying late model used, and to a lesser extent, new automobiles. The Company targets borrowers who are typically unable to obtain financing from traditional sources. Funding for the Company's auto lending activities is obtained primarily through the sale of loans in securitization transactions. The Company services its automobile loan portfolio at regional centers, using automated loan servicing and collection systems. The Company's AmeriCredit Mortgage Services operation originates home equity loans and sells the loans and related servicing rights in the wholesale markets.

LETTER TO SHAREHOLDERS

AmeriCredit Corp. posted record operating results and strong receivables growth, while maintaining stable credit quality in the fiscal year ended June 30, 1997. Our successful performance in fiscal 1997 was the cumulative result of the disciplines and strategies we adopted and have adhered to over the last five years. Development of empirical models, such as credit scorecards, application of leading edge technology and maintenance of a solid infrastructure staffed by skilled people have differentiated AmeriCredit and allowed us to prosper in a very competitive environment. With further plans to strengthen these core competencies, AmeriCredit remains well positioned to capture an increasing share of the growing sub-prime auto finance market.

FISCAL 1997 RESULTS

AmeriCredit earned a record $38.7 million in fiscal 1997, an increase of 79% over net income of $21.6 million for fiscal 1996. On a per share basis, the Company earned $1.26 for fiscal 1997, up 77% over earnings per share of $0.71 last year. These record operating results were driven by strong portfolio growth and our risk management efforts.

RECEIVABLES GROWTH

AmeriCredit attained growth of 117% in managed auto receivables for fiscal 1997, increasing the portfolio to $1,138.3 million at June 30, 1997 from $524.0 million at June 30, 1996. We purchased $906.8 million of new loans in fiscal 1997, up 110% compared to loan originations of $432.4 million for fiscal 1996. Our loan volumes benefited from new branch openings in fiscal 1997 as well as higher average new loan production from existing branch locations.

We recently concluded our annual dealer marketing survey which is conducted by an independent marketing research firm. The current survey indicates that automobile dealers continue to place the highest values on price, service and consistency when selecting a sub-prime finance source. Our ratings in each of these crucial categories improved from the last round of research with dealers increasingly citing AmeriCredit as one of the best in consistency of approvals and declines, immediate response times and competitive programs. Our ability to increase our dealer base supports these findings as AmeriCredit purchased loans from 5,657 dealers in fiscal 1997, up 73% from 3,262 dealers last year. Most importantly, 85% of the automobile dealers surveyed expect to increase their volume of sub-prime finance activity over the next two years and over half expect to do more business with AmeriCredit.

BRANCH EXPANSION

AmeriCredit opened 34 branches in fiscal 1997, and at June 30, 1997, had a total of 85 auto lending offices located in 30 states. We were doing business in 45 states at fiscal year end.

We are comfortable opening 40 new branches in fiscal 1998 based on the success of our previous expansion efforts and demonstrated ability to attract, develop and retain quality personnel. Our largest source of new branch managers is now promotions from within AmeriCredit, attesting to the effectiveness of our training programs.

Additionally, our infrastructure has again been augmented to accommodate growth. We recently relocated our Fort Worth customer service center to a larger site and opened a third facility in Charlotte. These customer service centers, along with our Tempe location, provide adequate capacity to handle our expected portfolio growth through fiscal 1998.

RISK MANAGEMENT AND PORTFOLIO PERFORMANCE

New account credit scoring used in conjunction with risk based pricing models are key components of our credit origination process. While these tools have proven to be very effective, it is the development and integration of a comprehensive risk management effort that makes AmeriCredit unique in the sub-prime auto finance sector. Detailed information reporting, proprietary data bases, behavioral scorecards, residual value monitoring and static pool analysis are among the wide array of risk management techniques we employ.
It is the execution of all of these strategies that have enabled AmeriCredit to report favorable portfolio performance.

Net charge-offs represented 5.5% of average managed auto receivables for fiscal 1997, down from net charge-offs of 5.6% of the average portfolio for fiscal 1996. In fact, our annualized net charge-off rate for each quarter of fiscal 1997 was 5.5%. Accounts more than sixty days past due were 3.2% of the portfolio at June 30, 1997, compared to 3.1% at June 30, 1996.

Even with the success of our current risk management platform, we are constantly striving to improve our tools. During fiscal 1997, we implemented an additional scorecard for accounts with limited credit bureau history in order to minimize risk associated with that segment of the applicant population. Additionally, we recently completed another scorecard aimed at identifying accounts with high bankruptcy potential. As the size and diversity of our portfolio increases, we plan to develop further enhancements in our credit scoring models.

TECHNOLOGY AND EFFICIENCY

Our extensive use of technology and scale of operations have enabled AmeriCredit to be a low cost provider in our markets. AmeriCredit's ratio of operating expenses to average managed auto receivables decreased to 6.2% for fiscal 1997 from 7.2% for fiscal 1996. We expect this ratio to decrease further as we benefit from continued portfolio growth and new systems developments planned for fiscal 1998.

We are midway through a two year project to implement Fair Isaac & Co., Inc.'s Triad Account Management System. Once integrated into our automated collection system, Triad will facilitate multiple collection strategies based on behavioral assessment at the account level. In addition, vendor selection is currently being finalized for a new automated application processing system to replace our existing version. AmeriCredit is committed to remaining at the forefront of consumer finance technology.

DIVERSIFICATION

In November 1996, AmeriCredit acquired a small home equity lender in exchange for 400,000 shares of our common stock. This acquisition provides us an entry into another lending business similar in market size and potential returns to auto finance. Our current focus is on building infrastructure and risk management capabilities, a process which could take the better part of fiscal 1998. We do not plan to expand this business until the appropriate people, processes and systems are in place.

FINANCE ACTIVITY

AmeriCredit's growth creates the need for additional capital from both existing and new sources. We continued to access the securitization market as our primary source of capital in fiscal 1997, raising $850 million in four transactions. Investor recognition of AmeriCredit as a quality issuer of asset-backed securities and larger transaction sizes have resulted in reduced overall funding costs for the Company.

Early in fiscal 1997, we expanded our bank line of credit, which we use to warehouse auto receivables pending securitization, to $240 million. We plan to renew this facility in fiscal 1998 and implement additional warehouse capacity through participation in the asset-backed commercial paper market.

Finally, we issued $125 million of senior unsecured notes in February 1997 to supplement our strong equity capitalization. These notes, which are rated by three of the major credit rating agencies, bear interest at 9 1/4% per year and are due in 2004.

OUTLOOK

AmeriCredit's prospects for fiscal 1998 and beyond are bright. The auto finance sector in which we compete is still large and highly fragmented and offers attractive fundamentals. Several factors are driving strong growth in our industry. Used car demand is being positively influenced by better product quality and availability and the inability of many consumers to afford a new car. In addition, more Americans are becoming sub-prime credit applicants as overall consumer delinquencies and bankruptcies rise. The competitive environment for sub-prime auto finance has also improved. Many of our competitors have been weakened by deteriorating credit quality and finances, encouraging dealers to seek consistent, stable lenders.
AmeriCredit has the ability to capitalize on these dynamics and become the dominant player in sub-prime auto finance.

We are grateful for the interest, support and loyalty of all of our employees, customers and shareholders.

Sincerely,



Clifton H. Morris, Jr.
Chairman of the Board and
Chief Executive Officer

September 12, 1997

                               AMERICREDIT CORP.

                 SUMMARY FINANCIAL AND OPERATING INFORMATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               Years Ended
                                 ------------------------------------------------------------------------
                                    June 30,      June 30,      June 30,       June 30,        June 30,
                                      1997          1996          1995 (a)       1994            1993 (b)
                                      ----          ----          ----           ----            ----
OPERATING DATA:

Finance charge income            $    44,910   $    51,706    $    30,249    $    12,788     $    13,904

Gain on sale of receivables           67,256        22,873

Servicing fee income                  21,024         3,712

Income (loss) before
  income taxes                        62,925        34,256         10,018          5,065         (19,366)

Net income (loss)                     38,699        21,591         28,893          5,065         (19,366)

Earnings (loss) per
  share                                 1.26           .71            .95            .16            (.66)

Weighted average shares
  and share equivalents           30,782,471    30,203,298     30,380,749     31,818,083      29,267,419


                                     June 30,     June 30,      June 30,       June 30,        June 30,
                                      1997          1996          1995           1994            1993
                                      ----          ----          ----           ----            ----
BALANCE SHEET DATA:

Cash and cash equivalents
  and investment
  securities                     $    80,422   $    24,007    $    33,586    $    42,262     $    68,425

Finance receivables,
  net                                266,657       250,484        221,888         72,150          43,889

Excess servicing
  receivable                         114,376        33,093

Total assets                         493,453       330,159        285,725        122,215         131,127

Total liabilities                    276,917       166,934        138,499          2,714           8,343

Shareholders' equity                 216,536       163,225        147,226        119,501         122,784

Managed auto receivables           1,138,255       523,981        240,491         67,636          15,964

(a) As further described in the Financial Review, the Company recognized an income tax benefit in fiscal 1995 equal to the expected future tax savings from using its net operating loss carryforward and other future tax benefits.

(b) The Company withdrew from the retail used car sales business effective December 31, 1992.

AMERICREDIT LOCATIONS (as of June 30, 1997)

State               City
-----               ----

AUTOMOBILE FINANCE BRANCHES:

Arizona             Phoenix, Tucson
California          San Francisco, Los Angeles, Concord, Sacramento, Pasadena,
                    Irvine, San Diego, Encino, Stockton, Riverside, San Jose,
                    Fresno
Colorado            Colorado Springs, Denver
Florida             Fort Lauderdale, Orlando, Jacksonville, Tampa
Georgia             Atlanta (3)
Illinois            Chicago (4), Springfield
Indiana             Indianapolis
Kentucky            Louisville
Maryland            Baltimore (2)
Massachusetts       Boston
Michigan            Detroit (2), Grand Rapids
Minnesota           Minneapolis
Missouri            Kansas City, St. Louis (2)
Nevada              Las Vegas
New Jersey          Somerset, Tinton Falls, Marlton, Paramus
New Mexico          Albuquerque
New York            Albany, White Plains, Rochester, Buffalo, Syracuse
North Carolina      Raleigh, Winston-Salem, Charlotte
Ohio                Cleveland, Akron, Dayton, Cincinnati, Columbus
Oklahoma            Oklahoma City
Oregon              Portland
Pennsylvania        Pittsburgh, Allentown, Harrisburg, Philadelphia
Rhode Island        Providence
South Carolina      Columbia, Charleston
Tennessee           Nashville, Memphis
Texas               Austin, Houston (2), San Antonio, Dallas, Fort Worth
Utah                Salt Lake City
Virginia            Norfolk, Fredericksburg, Richmond, Arlington, Newport News
Washington          Seattle, Tacoma
Wisconsin           Milwaukee


AUTOMOBILE LOAN SERVICING CENTERS:

Arizona             Tempe
Texas               Fort Worth


HOME EQUITY LENDING:

California          Orange

                               FINANCIAL REVIEW

GENERAL

The Company generates earnings and cash flow primarily through the purchase, securitization and servicing of auto receivables. The Company purchases auto finance contracts from franchised and select independent automobile dealerships. To fund the acquisition of receivables prior to securitization, the Company utilizes borrowings under its bank line of credit. The Company generates finance charge income on its receivables pending securitization ("owned receivables") and pays interest expense on borrowings under the line of credit.

The Company sells receivables to securitization trusts ("Trusts") or special purpose finance subsidiaries that, in turn sell asset-backed securities to investors. By securitizing its receivables, the Company is able to lock in the gross interest rate spread between the yield on such receivables and the interest rate payable on the asset-backed securities. The Company recognizes a gain on the sale of receivables to the Trusts which represents the difference between the sale proceeds to the Company, net of transaction costs, and the Company's net carrying value of the receivables, plus the present value of the estimated future excess cash flows to be received by the Company over the life of the securitization. Excess cash flows result from the difference between the interest received from the obligors on the receivables and the interest paid to investors in the asset-backed securities, net of credit losses and expenses.

The Company typically begins to receive excess cash flow distributions approximately seven to nine months after the receivables are securitized, although these time periods may be shorter or longer depending upon the structure of the securitization. Prior to such time as the Company begins to receive excess cash flow, excess cash flow is utilized to fund credit enhancement requirements to secure financial guaranty insurance policies issued by an insurance company to protect investors in the asset-backed securities from losses. Once predetermined credit enhancement requirements are reached and maintained, excess cash flow is distributed to the Company. In addition to excess cash flow, the Company earns monthly servicing fee income of between 2.25% and 2.50% per annum of the outstanding principal balance of receivables securitized ("serviced receivables").

In November 1996, the Company acquired AmeriCredit Mortgage Services ("AMS", formerly Rancho Vista Mortgage Company), which originates and sells home equity loans. The acquisition was accounted for as a purchase and the results of operations for AMS have been included in the consolidated financial statements since the acquisition date. Receivables originated in this business are referred to as mortgage receivables. Such receivables are generally packaged and sold for cash on a servicing released, whole-loan basis. The Company recognizes a gain at the time of sale.

While the Company has been primarily involved in the above activities since September 1992, the Company had previously operated in other businesses. For purposes of the following discussion, receivables originated in businesses formerly operated by the Company are referred to as other receivables and revenue earned therein is referred to as other finance charge income.

RESULTS OF OPERATIONS

YEAR ENDED JUNE 30, 1997 AS COMPARED TO
   YEAR ENDED JUNE 30, 1996

REVENUE:

The Company's average managed receivables outstanding consisted of the following (in thousands):

                                    Years Ended
                                      June 30,
                           -----------------------------
                             1997                 1996
                             ----                 ----
Auto:
  Owned                    $223,351             $261,776
  Serviced                  568,804               96,190
                           --------             --------

                            792,155              357,966
Mortgage                      8,187
Other                                                443
                           --------             --------
                           $800,342             $358,409
                           --------             --------
                           --------             --------

Average managed receivables outstanding increased by 123% as a result of higher loan purchase volume. The Company purchased $906.8 million of auto loans during fiscal 1997, compared to purchases of $432.4 million during fiscal 1996. This growth resulted from loan production at branches open during both periods as well as expansion of the Company's loan production capacity. The Company operated 85 auto lending branch offices as of June 30, 1997, compared to 51 as of June 30, 1996.

The Company purchased $53.8 million of mortgage loans from the date of acquisition of AMS through June 30, 1997.

Finance charge income consisted of the following (in thousands):

                                  Years Ended
                                   June 30,
                          ---------------------------
                             1997             1996
                             ----             ----
Auto                      $ 44,417          $ 51,679
Mortgage                       493
Other                                             27
                          --------          --------

                          $ 44,910          $ 51,706
                          --------          --------
                          --------          --------

The decrease in finance charge income is due to a reduction of 15% in average owned auto receivables outstanding for fiscal 1997 versus fiscal 1996. Prior to December 1995, all of the auto finance contracts purchased by the Company were held as owned auto receivables on the Company's consolidated balance sheets. The Company began selling auto receivables to the Trusts in December 1995, reducing average owned receivables with corresponding increases in average serviced receivables.

The Company's effective yield on its owned auto receivables increased to 19.9% for fiscal 1997 from 19.7% for fiscal 1996.

The gain on sale of receivables consisted of the following (in thousands):

                                  Years Ended
                                   June 30,
                          ---------------------------
                             1997             1996
                             ----             ----

Auto                      $ 64,338           $ 22,873
Mortgage                     2,918
                          --------           --------

                          $ 67,256           $ 22,873
                          --------           --------
                          --------           --------

The increase in gain on sale of auto receivables resulted from the sale of $817.5 million of receivables in fiscal 1997 as compared to $270.4 million of receivables sold in fiscal 1996. The gains amounted to 7.9% and 8.5% of the sales proceeds for fiscal 1997 and 1996, respectively.

The gain on sale of mortgage receivables resulted from the sale of $52.5 million of mortgage receivables.

Servicing fee income increased to $21.0 million or 3.7% of average serviced auto receivables, for fiscal 1997, as compared to $3.7 million or 3.9% of average serviced auto receivables, for fiscal 1996. Servicing fee income represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by the Company as servicer of the auto receivables sold to the Trusts. The growth in servicing fee income is primarily due to the increase in average serviced auto receivables outstanding for fiscal 1997 compared to fiscal 1996.

Investment income rose to $2.9 million for fiscal 1997 from $1.1 million for fiscal 1996 primarily as a result of higher restricted cash balances. Restricted cash is used as credit enhancement for the Trusts and increases as greater amounts of receivables are sold to the Trusts.

COSTS AND EXPENSES:

Operating expenses as a percentage of average managed receivables outstanding decreased to 6.6% (6.2% excluding operating expenses of $2.6 million related to the mortgage business) for fiscal 1997 as compared to 7.2% for fiscal 1996. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $26.2 million, or 102%, primarily due to the addition of auto lending branch offices and management, auto loan processing and servicing staff and the recently acquired mortgage business.

The provision for losses decreased to $6.6 million for fiscal 1997 from $7.9 million for fiscal 1996 due to lower average owned auto receivables outstanding.

Interest expense increased to $16.3 million for fiscal 1997 from $13.1 million for fiscal 1996 due to higher debt levels and effective interest rates. Average debt outstanding was $187.6 million and $156.4 million for fiscal 1997 and 1996, respectively. The Company's effective rate of interest paid on its debt increased to 8.7% from 8.4% as a result of the issuance of the 9 1/4% Senior Notes in February 1997.

The Company's effective income tax rate increased to 38.5% for fiscal 1997 from 37.0% for fiscal 1996 due to a larger portion of the Company's income being generated in states which have higher tax rates.

YEAR ENDED JUNE 30, 1996 AS COMPARED TO
     YEAR ENDED JUNE 30, 1995

REVENUE:

The Company's average managed receivables outstanding consisted of the following (in thousands):
                                                  Years Ended
                                                    June 30,
                                          ------------------------------
                                            1996                  1995
                                          --------              --------
Auto:
  Owned                                   $261,776              $141,526
  Serviced                                  96,190
                                          --------              --------

                                           357,966               141,526
Other                                          443                 6,918
                                          --------              --------
                                          $358,409              $148,444
                                          --------              --------
                                          --------              --------

Average managed receivables outstanding increased by 141% as a result of higher loan purchase volume. The Company purchased $432.4 million of auto loans during fiscal 1996, compared to purchases of $230.2 million during fiscal 1995. This growth resulted from loan production at branches open during both periods as well as expansion of the Company's loan production capacity. The Company operated 51 auto lending branch offices as of June 30, 1996, compared to 31 as of June 30, 1995.

Finance charge income consisted of the following (in thousands):

                                                  Years Ended
                                                    June 30,
                                           -----------------------------
                                            1996                  1995
                                           -------               -------
Auto                                       $51,679               $29,039
Other                                           27                 1,210
                                           -------               -------

                                           $51,706               $30,249
                                           -------               -------
                                           -------               -------

The rise in finance charge income is due to an increase of 85% in average owned auto receivables outstanding for fiscal 1996 versus fiscal 1995. The Company's effective yield on its owned auto receivables decreased to 19.7% from 20.5%.

The gain on sale of receivables of $22.9 million in fiscal 1996 resulted from the sale of $270.4 million of auto receivables to the Trusts. The gain amounted to 8.5% of the sales proceeds. The Company's asset-backed securities transactions in fiscal 1995 were structured as debt issuances by subsidiaries of the Company and thus were accounted for as borrowings on the Company's consolidated balance sheets rather than as sales of receivables.

Servicing fee income of $3.7 million in fiscal 1996 represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by the Company as servicer of the auto receivables sold to the Trusts.

COSTS AND EXPENSES:

Operating expenses as a percentage of average managed receivables outstanding decreased to 7.2% for fiscal 1996 as compared to 10.0% for fiscal 1995. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $10.9 million, or 74%, primarily due to the addition of auto lending branch offices and management and auto loan processing and servicing staff.

The provision for losses increased to $7.9 million for fiscal 1996 from $4.3 million for fiscal 1995 due to higher average owned auto receivables outstanding.

Interest expense increased to $13.1 million for fiscal 1996 from $4.0 million for fiscal 1995 due to the higher debt levels necessary to fund the Company's increased loan origination volume.

The provision for income taxes in fiscal 1996 resulted primarily from amortization of the Company's deferred tax asset at the federal statutory income tax rate. In the fourth quarter of fiscal 1995, the Company recognized an income tax benefit and a corresponding deferred tax asset equal to the expected future tax savings from using its net operating loss carryforward and other future tax benefits. The deferred tax asset is amortized through a non-cash income tax provision against the Company's earnings as the net operating loss carryforward and other future tax benefits are utilized. Prior to the fourth quarter of fiscal 1995, the Company had offset the deferred tax asset with a valuation allowance. Accordingly, there was no provision for federal income taxes in fiscal 1995.

FINANCE RECEIVABLES

The Company provides financing in relatively high-risk markets, and therefore, charge-offs are anticipated. The Company records a periodic provision for losses as a charge to operations and a related allowance for losses in the consolidated balance sheets as a reserve against estimated future losses in the owned auto receivables portfolio. The Company typically purchases individual finance contracts for a non-refundable acquisition fee on a non-recourse basis. Such acquisition fees are also recorded in the consolidated balance sheets as an allowance for losses. When the Company sells auto receivables to the Trusts, the calculation of the gain on sale of receivables is reduced by an estimate of future credit losses over the expected life of the auto receivables sold.

The Company sells mortgage receivables for cash on a servicing released, whole-loan basis. Such receivables are generally held by the Company for less than 90 days. Accordingly, no allowance for losses has been provided by the Company for the mortgage receivables.

The Company reviews static pool origination and charge-off relationships, charge-off experience factors, collection data, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the provisions for losses and the allowance for losses. Although the Company uses many resources to assess the adequacy of the allowance for losses, there is no precise method for accurately estimating the ultimate losses in the receivables portfolio.

The following table presents certain data related to the receivables portfolio (dollars in thousands):

                                                          June 30,
                                                            1997
                                     --------------------------------------------------------
                                                           Balance
                                       Auto                 Sheet       Auto         Managed
                                      Owned     Mortgage    Total     Serviced      Portfolio
                                     --------   --------   --------   --------     ----------
Principal amount of receivables      $275,249    $ 4,354   $279,603   $863,006     $1,138,255 (2)
                                                                      --------     ----------
                                                                      --------     ----------

Allowance for losses                  (12,946)              (12,946)  $(74,925)(1) $  (87,871)(2)
                                     --------    -------   --------   --------     ----------
                                                                      --------     ----------
  Finance receivables, net           $262,303    $ 4,354   $266,657
                                     --------    -------   --------
                                     --------    -------   --------
Number of outstanding contracts        25,757         48                87,090        112,847 (2)
                                     --------    -------              --------     ----------
                                     --------    -------              --------     ----------
Average amount of outstanding
  contract (principal amount)
  (in dollars)                       $ 10,686    $90,708              $  9,909     $   10,087 (2)
                                     --------    -------              --------     ----------
                                     --------    -------              --------     ----------

Allowance for losses as a
  percentage of receivables               4.7%                             8.7%           7.7%(2)
                                     --------                         --------     ----------
                                     --------                         --------     ----------

                                                      June 30,
                                                        1996
                                          -----------------------------------
                                            Auto        Auto         Managed
                                           Owned      Serviced      Portfolio
                                          --------    --------      ---------
Principal amount of receivables           $264,086    $259,895       $523,981
                                                      --------       --------
                                                      --------       --------

Allowance for losses                       (13,602)   $(25,616)(1)   $(39,218)
                                          --------    --------       --------
                                                      --------       --------
  Finance receivables, net                $250,484
                                          --------
                                          --------

Number of outstanding contracts             30,366      29,547         59,913
                                          --------    --------       --------
                                          --------    --------       --------

Average amount of outstanding
  contract (principal amount)
  (in dollars)                            $  8,697    $  8,796       $  8,746
                                          --------    --------       --------
                                          --------    --------       --------

Allowance for losses as a
  percentage of receivables
                                               5.2%        9.9%           7.5%
                                          --------    --------       --------
                                          --------    --------       --------

(1) The allowance for losses related to serviced auto receivables is netted against excess servicing receivable in the Company's consolidated balance sheets.

(2) Includes auto receivables only.

The following is a summary of managed auto receivables which are (i) more than 60 days delinquent, but not yet in repossession, and (ii) in repossession (dollars in thousands):
                                                 June 30,      June 30,
                                                   1997          1996
                                                 --------      -------
Delinquent contracts                             $ 36,421      $16,207
Delinquent contracts as a
  percentage of managed auto
  receivables                                         3.2%         3.1%
Contracts in repossession                        $ 14,471      $ 6,751
Contracts in repossession as a percentage
  of managed auto receivables                         1.3%         1.3%

The following table presents charge-off data with respect to the Company's managed auto receivables portfolio (dollars in thousands):

                                              Years Ended
                                               June 30,
                                    ----------------------------
                                      1997       1996      1995
                                    -------    -------    ------
 Net charge-offs:
  Owned                             $16,965    $18,322    $6,409
  Serviced                           26,266      1,652
                                    -------    -------    ------
                                    $43,231    $19,974    $6,409
                                    -------    -------    ------
                                    -------    -------    ------

 Net charge-offs as a percentage
    of average managed auto
    receivables outstanding             5.5%       5.6%      4.5%
                                    -------    -------    ------
                                    -------    -------    ------

The Company began its indirect automobile finance business in September 1992 and has grown its managed auto receivables portfolio to $1.1 billion as of June 30, 1997. The Company expects that its delinquency and charge-offs will increase over time as the portfolio matures and its portfolio growth rate moderates. Accordingly, the delinquency and charge-off data above is not necessarily indicative of delinquency and charge-off experience that could be expected for a more seasoned portfolio.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows are summarized as follows (in thousands):

                                               Years Ended
                                                 June 30,
                                   ----------------------------------
                                      1997        1996         1995
                                   ---------    --------    ---------
Operating activities               $  66,132    $ 34,897    $  14,637
Investing activities                (123,076)    (63,116)    (144,512)
Financing activities                  60,826      12,050      132,433
                                   ---------    --------    ---------
Net increase (decrease) in
  cash and cash equivalents         $  3,882    $(16,169)    $  2,558
                                   ---------    --------    ---------
                                   ---------    --------    ---------

The Company's primary sources of cash have been collections and recoveries on its receivables portfolio, borrowings under its bank line of credit, sales of auto receivables to Trusts in securitization transactions, excess cash flow distributions from the Trusts and the issuance of its 9 1/4% Senior Notes.

The Company's line of credit arrangement with a group of banks provides for borrowings up to $240 million, subject to a defined borrowing base. The Company utilizes the line of credit to fund its auto lending activities and daily operations. The facility matures in October 1997. A total of $71.7 million was outstanding under the line of credit as of June 30, 1997.

The Company also has a mortgage warehouse facility with a bank under which the Company may borrow up to $75 million, subject to a defined borrowing base, to fund home equity loan originations. The facility expires in February 1998. A total of $345,000 was outstanding under the mortgage warehouse facility as of June 30, 1997.

The Company has completed nine auto receivables securitization transactions through June 30, 1997. The proceeds from the transactions were used in each case to repay a portion of the borrowings then outstanding under the Company's bank line of credit.

A summary of these transactions is as follows:

                                    Original           Balance at
                                     Amount           June 30, 1997          Accounting
Transaction    Date              (in millions)        (in millions)          Treatment
-----------    ----              ------------         -------------          ----------
1994-A         December 1994     $   51.0                 $    0             Borrowing
1995-A         June 1995             99.2                   23.7             Borrowing
1995-B         December 1995         65.0                   25.0             Sale
1996-A         March 1996            89.4                   44.7             Sale
1996-B         May 1996             115.9                   72.7             Sale
1996-C         August 1996          175.0                  116.3             Sale
1996-D         November 1996        200.0                  159.0             Sale
1997-A         March 1997           225.0                  208.2             Sale
1997-B         May 1997             250.0                  245.5             Sale
                                 --------                 ------
                                 $1,270.5                 $895.1
                                 --------                 ------
                                 --------                 ------


In February 1997, the Company issued $125 million of 9 1/4% Senior Notes which are due in February 2004. Interest on the notes is payable semi-annually, commencing in August 1997. The notes, which are unsecured, may be redeemed at the option of the Company after February 2001 at a premium declining to par in February 2003.

The Company's primary use of cash has been purchases and originations of receivables. The Company purchased $906.8 million of auto finance contracts during fiscal 1997 requiring cash of $896.7 million, net of acquisition fees and other items. The Company operated 85 auto lending branch offices as of June 30, 1997 and plans to open forty additional branches in fiscal 1998. The Company may also expand loan production capacity at existing offices where appropriate. While the Company has been able to establish and grow its auto finance business thus far, there can be no assurance that future expansion will be successful due to competitive, regulatory, market, economic or other factors.

The Company's Board of Directors has authorized the repurchase of up to 6,000,000 shares of the Company's common stock. A total 4,594,700 shares at an aggregate purchase price of $27.4 million had been purchased pursuant to this program through June 30, 1997. Certain restrictions contained in the Indenture pursuant to which the 9 1/4% Senior Notes were issued limit the amount of common stock which may be repurchased.

As of June 30, 1997, the Company had $12.5 million in cash and cash equivalents and investment securities. The Company also had available borrowing capacity of $110.7 million under its bank line of credit pursuant to the borrowing base requirement of such credit agreement. The Company estimates that it will require additional external capital for fiscal 1998 in addition to these existing capital resources and collections and recoveries on its receivables portfolio and excess cash flow distributions from the Trusts in order to fund expansion of its lending activities, capital expenditures, and other costs and expenses.

The Company anticipates that such funding will be in the form of additional securitization transactions, renewal of its bank line of credit, the implementation of other warehouse financing facilities and the incurrence of other debt. There can be no assurance that funding will be available to the Company through these sources, or if available, that it will be on terms acceptable to the Company.

Since the Company's funding strategy is dependent upon the issuance of interest-bearing securities and the incurrence of debt, fluctuations in interest rates impact the Company's profitability. The Company utilizes several strategies to minimize the risk of interest rate fluctuations including the use of hedging instruments, the regular sale of auto receivables to the Trusts and pre-funding securitizations, whereby the amount of asset-backed securities issued in a securitization exceeds the amount of receivables initially sold to a Trust. The proceeds from the pre-funded portion are held in an escrow account until the Company sells additional receivables to the Trust in amounts up to the balance of the pre-funded escrow account. In pre-funded securitizations, the Company locks in the borrowing costs with respect to the loans it subsequently delivers to the Trust. However, the Company incurs an expense in pre-funded securitizations equal to the difference between the money market yields earned on the proceeds held in escrow prior to subsequent delivery of receivables and the interest rate paid on the asset-backed securities outstanding. There can be no assurance that these strategies will be effective in minimizing interest rate risk or that increases in interest rates will not have an adverse effect on the Company's profitability.

                               AMERICREDIT CORP.
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS
                                                  June 30,     June 30,
                                                    1997         1996
                                                 ---------    ---------
Cash and cash equivalents                        $  6,027     $  2,145
Investment securities                               6,500        6,558
Finance receivables, net                          266,657      250,484
Excess servicing receivable                       114,376       33,093
Restricted cash                                    67,895       15,304
Property and equipment, net                        13,884        7,670
Goodwill                                            7,260
Other assets                                       10,854        4,910
Deferred income taxes                                            9,995
                                                 --------     --------

  Total assets                                   $493,453     $330,159
                                                 --------     --------
                                                 --------     --------

                    LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:

  Bank line of credit                            $ 71,700     $ 86,000
  Mortgage warehouse facility                         345
  Automobile receivables-backed notes              23,689       67,847
  9 1/4% Senior Notes                             125,000
  Notes payable                                     3,517          418
  Accrued taxes and expenses                       39,362       12,669
  Deferred income taxes                            13,304
                                                 --------     --------

  Total liabilities                               276,917      166,934
                                                 --------     --------

Commitments and contingencies (Note 8)

Shareholders' equity:

 Preferred stock, $.01 par value per share,
    20,000,000 shares authorized; none issued
 Common stock, $.01 par value per share,
    120,000,000 shares authorized;
    33,255,173 and 32,640,963 shares issued           333          326
 Additional paid-in capital                       203,544      190,005
 Unrealized gain on excess servicing
    receivable, net of income taxes                 2,954
 Retained earnings (deficit)                       33,466       (5,233)
                                                 --------     --------

                                                  240,297      185,098
 Treasury stock, at cost (3,959,071 and
    4,120,483 shares)                             (23,761)     (21,873)
                                                 --------     --------

 Total shareholders' equity                       216,536      163,225
                                                 --------     --------

 Total liabilities and shareholders'
    equity                                       $493,453     $330,159
                                                 --------     --------
                                                 --------     --------


                 The accompanying notes are an integral part of these consolidated financial statements

                                AMERICREDIT CORP.
                        CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                  Years Ended
                                      ----------------------------------
                                       June 30,     June 30,    June 30,
                                        1997         1996         1995
                                      ---------    ---------    --------

Revenue:
  Finance charge income               $ 44,910     $ 51,706     $ 30,249
  Gain on sale of receivables           67,256       22,873
  Servicing fee income                  21,024        3,712
  Investment income                      2,909        1,075        1,284
  Other income                           1,648        1,612        1,551
                                      --------     --------     --------
                                       137,747       80,978       33,084
                                      --------     --------     --------
Costs and expenses:
  Operating expenses                    51,915       25,681       14,773
  Provision for losses                   6,595        7,912        4,278
  Interest expense                      16,312       13,129        4,015
                                      --------     --------     --------
                                        74,822       46,722       23,066
                                      --------     --------     --------

Income before income taxes              62,925       34,256       10,018

Income tax provision (benefit)          24,226       12,665      (18,875)
                                      --------     --------     --------
Net income                            $ 38,699     $ 21,591     $ 28,893
                                      --------     --------     --------
                                      --------     --------     --------
Earnings per share                    $   1.26     $    .71     $    .95
                                      --------     --------     --------
                                      --------     --------     --------

Weighted average shares and
 share equivalents                  30,782,471   30,203,298   30,380,749
                                    ----------   ----------   ----------
                                    ----------   ----------   ----------

                 The accompanying notes are an integral part of these consolidated financial statements

                               AMERICREDIT CORP.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            (DOLLARS IN THOUSANDS)

                                    Common Stock       Additional               Retained         Treasury Stock
                                 ------------------     Paid-in    Unrealized    Earnings        --------------
                                 Shares      Amount     Capital       Gain      (Deficit)    Shares           Amount
                                 ------      ------    ---------    --------    ---------    ------           ------
Balance at July 1, 1994        31,757,333    $  318    $ 183,588                $(55,717)   3,008,360       $ (8,688)

Common stock issued on
 exercise of options              359,868         3       1,302

Income tax benefit from
 exercise of options                                        683

Purchase of treasury stock                                                                    433,200         (3,412)

Common stock issued for
 employee benefit plans                                                                       (41,521)           256

Net income                                                                        28,893
                               ----------    ------    ---------     ------     --------    ---------       ---------
   Balance at June 30, 1995    32,117,201       321      185,573                 (26,824)   3,400,039        (11,844)

Common stock issued on
 exercise of options              523,762         5        3,045

Income tax benefit from
 exercise of options
                                                           1,387
Purchase of treasury stock                                                                    829,000        (10,710)

Common stock issued for
 employee benefit plans                                                                      (108,556)           681

Net income                                                                        21,591
                               ----------    ------    ---------     ------     --------    ---------       ---------
   Balance at June 30, 1996    32,640,963       326      190,005                  (5,233)   4,120,483        (21,873)

Common stock issued on
 exercise of options              614,210         7        5,646

Common stock issued for
 acquisition                                               4,700                             (400,000)         2,400

Income tax benefit from
 exercise of options                                       2,652

Unrealized gain on excess
 servicing receivable, net
 of income taxes of $1,848                                           $2,954

Purchase of treasury stock                                                                    315,200         (4,387)

Common stock issued for
 employee benefit plans                                      541                              (76,612)            99

Net income                                                                        38,699
                               ----------    ------    ---------     ------     --------    ---------       ---------
   Balance at June 30, 1997    33,255,173    $  333    $ 203,544     $2,954     $ 33,466    3,959,071       $(23,761)
                               ----------    ------    ---------     ------     --------    ---------       ---------
                               ----------    ------    ---------     ------     --------    ---------       ---------

                 The accompanying notes are an integral part
                  of these consolidated financial statements

                               AMERICREDIT CORP.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)

                                                                      Years Ended
                                                         ----------------------------------------
                                                          June 30,      June 30,        June 30,
                                                           1997           1996            1995
                                                         ---------     ---------       ----------
Cash flows from operating activities:
 Net income                                              $  38,699     $  21,591       $  28,893
 Adjustments to reconcile net income
   to net cash provided by operating activities:
     Depreciation and amortization                           2,203         1,528           1,317
     Provision for losses                                    6,595         7,912           4,278
     Deferred income taxes                                  24,428        11,681         (18,954)
     Gain on sale of auto receivables                      (64,338)      (22,873)
     Amortization of excess servicing receivable            34,393         6,636
     Changes in assets and liabilities:
       Other assets                                         (2,341)         (984)         (1,834)
       Accrued taxes and expenses                           26,493         9,406             937
                                                         ---------     ---------       ---------
           Net cash provided by operating
             activities                                     66,132        34,897          14,637
                                                         ---------     ---------       ---------

Cash flows from investing activities:
 Purchases of auto receivables                            (896,711)     (417,235)       (225,350)
 Originations of mortgage receivables                      (53,770)
 Principal collections and recoveries on receivables        64,389        94,948          71,334
 Net proceeds from sale of auto receivables                767,571       268,923
 Net proceeds from sale of mortgage receivables             52,489
 Purchases of property and equipment                        (4,511)       (3,162)         (1,730)
 Proceeds from sales and maturities of
   investment securities                                        58         3,707          16,241
 Increase in restricted cash                               (52,591)      (10,297)         (5,007)
                                                         ---------     ---------       ---------
          Net cash used by investing activities           (123,076)      (63,116)       (144,512)
                                                         ---------     ---------       ---------

Cash flows from financing activities:
 Borrowings on bank line of credit                         745,500       342,600          83,900
 Payments on bank line of credit                          (759,800)     (256,600)        (83,900)
 Net increase in mortgage warehouse facility                (2,964)
 Proceeds from issuance of 9 1/4% Senior Notes             120,894
 Proceeds from issuance of automobile
   receivables-backed notes                                                              150,170
 Payments on automobile receivables-backed notes           (44,158)      (66,673)        (15,650)
 Payments on notes payable                                    (552)         (298)           (236)
 Proceeds from issuance of common stock                      6,293         3,731           1,561
 Purchase of treasury stock                                 (4,387)      (10,710)         (3,412)
                                                         ---------     ---------       ---------
          Net cash provided by financing activities         60,826        12,050         132,433
                                                         ---------     ---------       ---------
Net increase (decrease) in cash and cash equivalents         3,882       (16,169)          2,558

Cash and cash equivalents at beginning of year               2,145        18,314          15,756
                                                         ---------     ---------       ---------

Cash and cash equivalents at end of year                 $   6,027     $   2,145       $  18,314
                                                         ---------     ---------       ---------
                                                         ---------     ---------       ---------

                  The accompanying notes are an integral part
                   of these consolidated financial statements

                              AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY AND OPERATIONS

AmeriCredit Corp. ("the Company") was formed on August 1, 1986 and, since September 1992, has been in the business of purchasing, securitizing and servicing automobile sales finance contracts. The Company operated 85 auto lending branch offices in 30 states as of June 30, 1997. The Company also acquired a subsidiary in November 1996 which originates and sells home equity loans.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the amount of revenue and costs and expenses during the reporting periods. Actual results could differ from those estimates. These estimates include, among other things, anticipated prepayments and credit losses on finance receivables sold in securitization transactions and the determination of the allowance for losses on finance receivables.

CASH EQUIVALENTS

Investments in highly liquid securities with original maturities of 90 days or less are included in cash and cash equivalents.

INVESTMENT SECURITIES

Investment securities are classified as held-to-maturity and are carried at amortized cost.

                               AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCE RECEIVABLES

Finance charge income related to finance receivables is recognized using the interest method. Accrual of finance charge income is suspended on finance contracts which are more than 60 days delinquent. Fees and commissions received and direct costs of originating loans are deferred and amortized over the term of the related finance contracts using the interest method.

Provisions for losses are charged to operations in amounts sufficient to maintain the allowance for losses at a level considered adequate to cover estimated losses in the finance receivables portfolio owned by the Company. Automobile finance sales contracts are typically purchased by the Company for a non-refundable acquisition fee on a non-recourse basis, and such acquisition fees are also added to the allowance for losses. The Company reviews historical origination and charge-off relationships, charge-off experience factors, collection data, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the provision for losses and the allowance for losses. Finance contracts are charged-off to the allowance for losses when the Company repossesses and disposes of the collateral or the account is otherwise deemed uncollectible.

EXCESS SERVICING RECEIVABLE

The Company periodically sells finance receivables to certain special purpose financing trusts (the "Trusts"), and the Trusts in turn issue asset-backed securities to investors. The Company retains an interest in the finance receivables sold in the form of a residual or interest-only strip and may also retain other subordinated interests in the Trusts. The residual or interest-only strips represent the present value of future excess cash flows resulting from the difference between the finance charge income received from the obligors on the finance receivables and the interest paid to the investors in the asset-backed securities, net of credit losses, servicing fees and other expenses.

Upon the transfer of finance receivables to the Trusts, the Company removes the net book value of the finance receivables sold from its consolidated balance sheets and allocates such carrying value between the assets transferred and the interests retained, based upon their relative fair values at the settlement date. The difference between the sales proceeds, net of transaction costs, and the allocated basis of the assets transferred is recognized as a gain on sale of receivables.

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXCESS SERVICING RECEIVABLE (CONT.)

The allocated basis of the interests retained, including the residual or interest-only strip is recognized as excess servicing receivable in the Company's consolidated balance sheets. Since such asset can be contractually prepaid or otherwise settled in such a way that the holder would not recover all of its recorded investment, excess servicing receivable is classified as available for-sale and is measured at fair value. Unrealized holding gains or temporary holding losses are reported net of income tax effects as a separate component of shareholders' equity until realized. If a decline in fair value were deemed other than temporary, excess servicing receivable would be written down through a charge to operations.

The fair value of excess servicing receivable is estimated by calculating the present value of the future excess cash flows related to such interests using a discount rate commensurate with the risks involved. Such calculations include estimates of future credit losses and prepayment rates for the remaining term of the finance receivables transferred to the Trusts since these factors impact the amount and timing of future excess cash flows. If future credit losses and prepayment rates exceed the Company's original estimates, excess servicing receivable would be written down through a charge to operations. Favorable credit loss and prepayment experience compared to the Company's original estimates would result in additional earnings when realized.

RESTRICTED CASH

A financial guaranty insurance company (the "Insurer") has provided a financial guaranty insurance policy for the benefit of the investors in each series of asset-backed securities issued by the Trusts or special purpose financing subsidiaries of the Company. In connection with the issuance of the policies, the Company was required to establish a separate cash account with a trustee for the benefit of the Insurer for each series of securities and related finance receivables pools. Monthly collections and recoveries from the pools of finance receivables in excess of required principal and interest payments on the securities and servicing fees and other expenses are either added to the restricted cash accounts or used to repay the outstanding securities on an accelerated basis, thus creating additional credit enhancement for the Insurer. When the credit enhancement levels reach specified percentages of the pools of finance receivables, excess cash flows are distributed to the Company. In the event that monthly collections and recoveries from any pool of finance receivables are insufficient to make required principal and interest payments to the investors and pay servicing fees and other expenses, any shortfall would be drawn from the restricted cash accounts.

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RESTRICTED CASH (CONT.)

Certain agreements with the Insurer provide that if delinquency, default and net loss ratios in the pools of finance receivables supporting the asset-backed securities exceed certain amounts, the specified levels of credit enhancement would be increased and, in certain cases, the Company would be removed as servicer of the finance receivables.

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

OFF BALANCE SHEET FINANCIAL INSTRUMENTS

The Company periodically enters into hedging arrangements to manage the gross interest rate spread on its securitization transactions. The Company's hedging strategies include the use of Forward U.S. Treasury Rate Lock and Interest Rate Swap Agreements. The face amount and terms of the Forward U.S. Treasury Rate Lock Agreements generally correspond to the principal amount and average maturities of finance receivables expected to be sold to the Trusts and the related securities to be issued by the Trusts. Gains or losses on these agreements are deferred and recognized as a component of the gain on sale of receivables at the time that finance receivables are transferred to the Trusts. The Interest Rate Swap Agreements are used to convert the interest rates on floating rate securities issued by the Trusts in securitization transactions to a fixed rate. The notional amount of these agreements approximates the outstanding balance of the floating rate securities. The estimated differential payments required under these agreements are recognized as a component of the gain on sale of receivables at the time that finance receivables are transferred to the Trusts.

INCOME TAXES

Deferred income taxes are provided in accordance with the asset and liability method of accounting for income taxes to recognize the tax effects of temporary differences between financial statement and income tax accounting.

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EARNINGS PER SHARE

Earnings per share is based upon the weighted average number of shares outstanding during each year, adjusted for any dilutive effect of options using the treasury stock method.

RECENT ACCOUNTING DEVELOPMENTS

Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 establishes accounting and reporting standards for transfers of financial assets and applies to the Company's periodic sales of finance receivables to the Trusts. Adoption of SFAS 125, which was applied prospectively to transactions occurring subsequent to December 1996, resulted in increases of $4,802,000 in excess servicing receivable, $1,848,000 in deferred income taxes and $2,954,000 in shareholders' equity. There was no material effect on the Company's results of operations.

Effective July 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based compensation plans such as stock purchase plans and stock options. The new standard allows companies either to continue to account for stock based employee compensation plans under existing accounting standards or adopt a fair value-based method of accounting for stock-based awards as compensation expense over the service period, which is usually the vesting period. SFAS 123 requires that if a company continues to account for stock options under existing accounting standards, pro forma net income and earnings per share information must be provided as if the new fair value approach had been adopted. The Company has elected to continue to account for stock-based employee compensation under existing accounting standards. Accordingly, no compensation expense has been recognized for options granted under stock based employee compensation plans. Had compensation expense for the Company's plans been determined using the fair value-based method under SFAS 123, pro forma net income would have been $33,217,000 and $15,224,000, and pro forma earnings per share would have been $1.08 and $0.50, for the years ended June 30, 1997 and 1996, respectively.

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RECENT ACCOUNTING DEVELOPMENTS (CONT.)

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 establishes standards for computing and presenting earnings per share, replacing existing accounting standards. The new standard requires dual presentation of basic and diluted earnings per share and a reconciliation between the two amounts. Basic earnings per share excludes dilution and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997. The Company's basic earnings per share computed pursuant to the new standard would have been $1.34, $0.76 and $1.01 for the years ended June 30, 1997, 1996 and 1995, respectively. Diluted earnings per share computed pursuant to the new standard would not be materially different from earnings per share presented in the consolidated statements of income.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income and its components in a full set of financial statements. The new standard requires that all items that are required to be recognized under accounting standards as components of comprehensive income, including an amount representing total comprehensive income, be reported in a financial statement that is displayed with the same prominence as other financial statements. Pursuant to SFAS 130, the Company will be required to display total comprehensive income, including net income and changes in the unrealized gain on excess servicing receivable, in its consolidated financial statements for the year ended June 30, 1999 and thereafter.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way companies report information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports. The new pronouncement also establishes standards for related disclosures about products and services, geographic areas and major customers. The statement is effective for financial statements for periods beginning after December 15, 1997. The disclosures required by SFAS 131 would generally not be applicable since the Company currently operates in only one reportable segment.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities as of June 30, 1997, by issuer type, are as follows (in thousands):

                                     Gross        Gross       Estimated
                    Amortized     Unrealized    Unrealized      Fair
                       Cost          Gains        Losses        Value
                    ---------     -----------   ----------    ---------
U.S. Government
 obligations         $5,000         $            $    75       $4,925
Mortgage-backed
 securities           1,500                           62        1,438
                     ------         ------       -------       ------
                     $6,500         $            $   137       $6,363
                     ------         ------       -------       ------
                     ------         ------       -------       ------

The amortized cost and estimated fair value of investment securities as of June 30, 1996, by issuer type, are as follows (in thousands):

                                     Gross        Gross       Estimated
                    Amortized     Unrealized    Unrealized      Fair
                       Cost          Gains        Losses        Value
                    ---------     -----------   ----------    ---------
U.S. Government
 obligations         $5,000         $            $   304       $4,696
Mortgage-backed
 securities           1,558                                     1,558
                     ------         ------       -------       ------
                     $6,558         $            $   304       $6,254
                     ------         ------       -------       ------
                     ------         ------       -------       ------

The amortized cost and estimated fair value of investment securities as of June 30, 1997, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Estimated
                                       Amortized         Fair
                                         Cost            Value
                                       ---------      ----------
Due within one year                     $5,000          $4,925

Mortgage-backed securities               1,500           1,438
                                        ------          ------
                                        $6,500          $6,363
                                        ------          ------
                                        ------          ------

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. FINANCE RECEIVABLES

Finance receivables consist of the following (in thousands):

                                       June 30,     June 30,
                                         1997         1996
                                         ----         ----
Auto receivables                       $275,249     $264,086

Less allowance for losses               (12,946)     (13,602)
                                       --------     --------

Auto receivables, net                   262,303      250,484

Mortgage receivables                      4,354
                                       --------     --------
Finance receivables, net               $266,657     $250,484
                                       --------     --------
                                       --------     --------

Auto receivables are collateralized by vehicle titles and the Company has the right to repossess the vehicle in the event that the consumer defaults on the payment terms of the contract. Mortgage receivables are collateralized by liens on real property and the Company has the right to foreclose in the event that the consumer defaults on the payment terms of the contract.

The accrual of finance charge income has been suspended on $12,704,000 and $17,339,000 of delinquent auto receivables as of June 30, 1997 and 1996, respectively.

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. FINANCE RECEIVABLES (CONT.)

A summary of the allowance for losses is as follows (in thousands):

                                                  Years Ended
                                     ------------------------------------
                                      June 30,      June 30,     June 30,
                                       1997          1996         1995
                                     --------      --------      -------
Balance at beginning of year         $ 13,602      $ 19,951      $ 9,330
Provision for losses                    6,595         7,912        4,278
Acquisition fees                       30,688        18,097       13,908
Allowance related to receivables
  sold to Trusts                      (20,974)      (13,461)
Net charge-offs-auto receivables      (16,965)      (18,322)      (6,409)
Net charge-offs-other                                  (575)      (1,156)
                                     --------      --------      -------
  Balance at end of year             $ 12,946      $ 13,602      $19,951
                                     --------      --------      -------
                                     --------      --------      -------


4. EXCESS SERVICING RECEIVABLE

As of June 30, 1997 and 1996, the Company was servicing $863,006,000 and $259,895,000, respectively, of auto receivables which have been sold to the Trusts.

The components of excess servicing receivable are as follows (in thousands):

                                               June 30,      June 30,
                                                1997          1996
                                              --------      --------

Interest only strips                          $ 59,933      $ 11,819
Subordinated interests:
  Retained asset-backed securities              12,589        21,274
  Excess of auto receivables in Trusts
    over asset-backed securities outstanding    41,854
                                              --------      --------
                                              $114,376      $ 33,093
                                              --------      --------
                                              --------      --------

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4. EXCESS SERVICING RECEIVABLE (CONT.)

Excess servicing receivable consists of the following (in thousands):

                                              June 30,       June 30,
                                                1997          1996
                                              --------       --------

Estimated future excess cash flows before
  allowance for credit losses                 $200,869       $ 63,457
Allowance for credit losses                    (74,925)       (25,616)
                                              --------       --------
Estimated future excess cash flows             125,944         37,841
Discount to present value                      (11,568)        (4,748)
                                              --------       --------
                                              $114,376       $ 33,093
                                              --------       --------
                                              --------       --------

A summary of excess servicing receivable is as follows (in thousands):

                                                    Years Ended
                                              -----------------------
                                              June 30,       June 30,
                                                1997          1996
                                              --------       --------
Balance at beginning of year                  $ 33,093
Additions                                      110,874       $39,729
Increase in unrealized gain                      4,802
Amortization                                   (34,393)       (6,636)
                                              --------       -------
  Balance at end of year                      $114,376       $33,093
                                              --------       -------
                                              --------       -------


5. ACQUISITION

In November 1996, the Company acquired AmeriCredit Mortgage Services ("AMS", formerly Rancho Vista Mortgage Corporation), which originates and sells home equity loans. The purchase price of $7,434,000 consisted of 400,000 shares of the Company's common stock and assumption of certain liabilities. The acquisition has been accounted for as a purchase and the excess of the purchase price over net assets acquired was assigned to goodwill. Goodwill is being amortized over a 25 year period. The results of operations of AMS have been included in the consolidated financial statements since the acquisition date.

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

                                       June 30,           June 30,
                                        1997                1996
                                      --------            -------

Land                                   $   600            $   600
Buildings and improvements               2,319              1,973
Equipment                               12,869              6,994
Furniture and fixtures                   1,935                828
                                      --------            -------
                                        17,723             10,395
Less accumulated depreciation
  and amortization                      (3,839)            (2,725)
                                      --------            -------
                                       $13,884            $ 7,670
                                      --------            -------
                                      --------            -------


7. DEBT

The Company has a revolving credit agreement with a group of banks under which the Company may borrow up to $240 million, subject to a defined borrowing base. Aggregate borrowings of $71,700,000 and $86,000,000 were outstanding as of June 30, 1997 and 1996, respectively. Borrowings under the credit agreement are collateralized by certain auto receivables and bear interest, based upon the Company's option, at either the prime rate (8.50% as of June 30, 1997) or various market London Interbank Offered Rates ("LIBOR") plus 1.25%. The Company is also required to pay an annual commitment fee equal to 1/4% of the unused portion of the credit agreement. The credit agreement, which expires in October 1997, contains various restrictive covenants requiring certain minimum financial ratios and results and placing certain limitations on the incurrence of additional debt, capital expenditures, cash dividends and repurchase of common stock.

The Company also has a mortgage warehouse facility with a bank under which the Company may borrow up to $75 million, subject to a defined borrowing base. Aggregate borrowings of $345,000 were outstanding as of June 30, 1997. Borrowings under the facility are collateralized by certain mortgage receivables and bear interest, based upon the Company's option, at either the prime rate or LIBOR plus 1.25%. The Company is also required to pay an annual commitment fee equal to 1/8% of the unused portion of the facility. The facility expires in February 1998.

In February 1997, the Company issued $125 million of 9 1/4% Senior Notes which are due in February 2004. Interest on the notes is payable semi-annually, commencing in August 1997. The notes, which are unsecured, may be redeemed at the option of the Company after February 2001 at a premium declining to par in February 2003. The Indenture pursuant to which the notes were issued contains

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. DEBT (CONT.)

restrictions including limitations on the Company's ability to incur additional indebtedness other than certain secured indebtedness, pay cash dividends and repurchase common stock. Original debt issuance costs of $4,106,000 are being amortized over the term of the 9 1/4% Senior Notes and are included in other assets in the consolidated balance sheets.

Automobile receivables-backed notes consist of the following (in thousands):

                                              June 30,       June 30,
                                                1997           1996
                                             ---------       --------

Series 1995-A notes, interest at 6.55%,
  collateralized by certain auto
  receivables in the principal amount
  of $23,589, final maturity
  in September 2000                          $  23,689       $ 54,176
Series 1994-A notes, paid in full
  in April 1997                                                13,671
                                             ---------       --------
                                             $  23,689       $ 67,847
                                             ---------       --------
                                             ---------       --------


Maturities of the automobile receivables-backed notes, based on the contractual maturities of the underlying auto receivables, for years ending June 30 are as follows (in thousands):

                        1998            $ 16,585
                        1999               6,015
                        2000               1,089
                                        --------
                                        $ 23,689
                                        --------
                                        --------

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.  COMMITMENTS AND CONTINGENCIES

Branch lending offices are generally leased for terms of up to five years with certain rights to extend for additional periods. The Company also leases office space for its loan servicing facilities under leases with terms up to ten years with renewal options. Lease expense was $2,132,000, $875,000 and $422,000 for the years ended June 30, 1997, 1996 and 1995, respectively. Lease commitments for years ending June 30 are as follows (in thousands):


                    1998             $ 2,935
                    1999               2,691
                    2000               2,244
                    2001               1,897
                    2002               1,061
                    Thereafter         3,085
                                     -------
                                     $13,913
                                     -------
                                     -------


As of June 30, 1997, the Company had Forward U.S. Treasury Rate Lock Agreements to sell $200 million of U.S. Treasury Notes due May 1999 and $200 million of U.S. Treasury Notes due November 1999. The Agreements expire August 29, 1997 and November 26, 1997, respectively. Any gain or loss on these hedging positions will be recognized as a component of the gain on sale of receivables upon transfers of receivables to the Trusts subsequent to June 30, 1997.

As of June 30, 1996, the Company had a Forward U.S. Treasury Rate Lock Agreement to sell $100 million of U.S. Treasury Notes which was settled in August 1996.

The Company services auto receivables for its own account and for the Trusts. These contracts are with consumers residing throughout the United States, with borrowers located in Texas and California accounting for 13% and 12%, respectively, of the total managed auto receivables portfolio as of June 30, 1997. Borrowers located in Texas accounted for 18% of total managed auto receivables as of June 30, 1996. No other state accounted for more than 10% of total managed auto receivables.

In the normal course of its business, the Company is named as defendant in legal proceedings. These cases include claims for alleged truth-in-lending violations, nondisclosures, misrepresentations and deceptive trade practices, among other things. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages. Two unrelated proceedings in which the Company is a defendant have been brought as putative class actions and are pending in federal district courts in Connecticut and Illinois, respectively. Classes have not been certified in either case and the

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  COMMITMENTS AND CONTINGENCIES (CONT.)

Company has filed motions to dismiss in both cases which are presently pending. In the opinion of management, the resolution of these proceedings will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

9.  STOCK OPTIONS

General
-------

The Company has certain stock-based compensation plans for employees, non-employee directors and key executive officers.

A total of 6,000,000 shares are authorized for grants of options under the employee plans, including 2,000,000 shares available for grants of options or other equity instruments. The exercise price of each option must equal the market price of the Company's stock on the date of grant and the maximum term of each option is ten years. The vesting period is typically four years. Option grants, vesting periods and the term of each option are determined by a committee of the Company's board of directors.

A total of 2,100,000 shares are authorized for grants of options under the non-employee director plans. The exercise price of each option must equal the market price of the Company's stock on the date of grant and the maximum term of each option is ten years. Option grants, vesting periods and the term of each option are established by the terms of the plans.

A total of 850,000 shares are authorized for grants of options under the key executive officer plan. The exercise price of each option under this plan is $16 per share and the term of each option is seven years. These options vest upon the earlier of seven years from the date of grant or the time that the Company's common stock trades above certain targeted price levels.

The following tables present information related to the Company's stock-based compensation plans. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:
                                       Years Ended
                            ---------------------------------
                            June 30,     June 30,    June 30,
                              1997         1996       1995
                              ----         ----       ----

Expected dividends               0            0           0
Expected volatility             20%          20%         20%
Risk-free interest rate       5.87%        5.87%       5.87%
Expected life               5 Years      5 Years     5 Years

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  STOCK OPTIONS (CONT.)

Employee Plans
--------------

A summary of stock option activity under the Company's employee plans is as follows (shares in thousands):

                                                       Years Ended
                               -----------------------------------------------------------
                                       June 30,             June 30,              June 30,
                                        1997                 1996                   1995
                                       ---------            --------              --------
                                       Weighted             Weighted              Weighted
                                       Average              Average               Average
                                       Exercise             Exercise              Exercise
                               Shares   Price      Shares    Price      Shares     Price
                               ----------------    -----------------    ------------------
Outstanding at
  beginning of year            3,664    $ 7.22     3,410     $ 5.00     2,681     $ 4.20
Granted                        1,251     15.47       672      13.59     1,080       8.20
Exercised                       (423)     7.91      (373)      5.22      (189)      4.27
Forfeited                       (116)    11.68       (45)      6.96      (162)      7.76
                               -----    ------     -----     ------     -----     ------
Outstanding at end
  of year                      4,376    $ 9.35     3,664     $ 7.22     3,410     $ 5.00
                               -----    ------     -----     ------     -----     ------
                               -----    ------     -----     ------     -----     ------
Options exerciseable at
  end of year                  3,161    $ 7.77     2,811     $ 4.51     2,132     $ 4.50
                               -----    ------     -----     ------     -----     ------
                               -----    ------     -----     ------     -----     ------
Weighted average fair value
  of options granted
  during year                           $ 4.21               $ 3.72               $ 2.24
                                        ------               ------               ------
                                        ------               ------               ------


A summary of options outstanding under employee plans as of June 30, 1997 is as follows (shares in thousands):

                                Options Outstanding                Options Exerciseable
                                -------------------                ---------------------
                                     Weighted         Weighted                  Weighted
                                   Average Years      Average                   Average
Range of               Number      of Remaining       Exercise      Number      Exercise
Exercise Prices     Outstanding   Contractual Life     Price      Outstanding    Price
---------------     -----------   ----------------    --------    -----------   --------
$2.50 to 4.63         1,183           4.21             $ 3.44        1,113       $ 3.46
$5.50 to 9.13         1,337           7.33               7.24        1,207         7.24
$11.00 to 15.75       1,357           8.55              14.01          697        13.80
$16.38 to 18.38         499           9.49              16.93          144        16.79
                      -----                                          -----
                      4,376                                          3,161
                      -----                                          -----
                      -----                                          -----

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. STOCK OPTIONS (CONT.)

NON-EMPLOYEE DIRECTOR PLANS

A summary of stock option activity under the Company's non-employee director plans is as follows (shares in thousands):

                                                       Years Ended
                                ------------------------------------------------------------
                                        June 30,             June 30,               June 30,
                                          1997                 1996                   1995
                                        --------             --------               --------
                                        Weighted             Weighted               Weighted
                                        Average              Average                Average
                                        Exercise             Exercise               Exercise
                                Shares   Price       Shares   Price        Shares    Price
                                ----------------     ----------------      -----------------
Outstanding at
  beginning of year              913     $ 3.60       946     $ 2.80       1,079     $ 2.80
Granted                           40      18.75        40      12.88          30       6.50
Exercised                        (99)      2.80       (73)      2.80        (163)      2.80
                                 ---     ------       ---     ------       -----     ------
Outstanding at end
  of year                        854     $ 4.41       913     $ 3.60         946     $ 2.80
                                 ---     ------       ---     ------       -----     ------
                                 ---     ------       ---     ------       -----     ------
Options exerciseable at
  end of year                    854     $ 4.41       873     $ 3.53         886     $ 2.80
                                 ---     ------       ---     ------       -----     ------
                                 ---     ------       ---     ------       -----     ------
Weighted average fair value
  of options granted
  during year                            $ 5.14               $ 3.53                 $ 1.78
                                         ------               ------                 ------
                                         ------               ------                 ------

A summary of options outstanding under non-employee director plans as of June 30, 1997 is as follows (shares in thousands):

                                 Options Outstanding                      Options Exerciseable
                                 -------------------                      --------------------
                                       Weighted         Weighted                        Weighted
                                     Average Years      Average                         Average
   Range of             Number        of Remaining      Exercise          Number        Exercise
Exercise Prices       Outstanding   Contractual Life     Price          Outstanding      Price
---------------       -----------   ----------------    --------        -----------     --------
$2.80 to 6.50             774             4.07           $ 3.22             774          $ 3.22
$12.88 to 18.75            80             8.90            15.86              80           15.86
                          ---                                               ---
                          854                                               854
                          ---                                               ---
                          ---                                               ---

                               AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. STOCK OPTIONS (CONT.)

Key Executive Officer Plan
--------------------------

A summary of stock option activity under the Company's key executive officer plan is as follows (shares in thousands):

                                            Years Ended
                            ------------------------------------------
                                      June 30,                June 30,
                                        1997                    1996
                                        ----                    ----
                                      Weighted                Weighted
                                      Average                 Average
                                      Exercise                Exercise
                            Shares     Price        Shares     Price
                            ------    --------      ------    --------

Outstanding at
  beginning of year           850      $16.00
Granted                                               850      $16.00
                              ---      ------         ---      ------
Outstanding at end
  of year (none
  exerciseable)               850      $16.00         850      $16.00
                              ---      ------         ---      ------
                              ---      ------         ---      ------
Weighted average fair value
  of options granted
  during year                                                  $ 4.38
                                                               ------
                                                               ------

A summary of options outstanding under the key executive officer plan at June 30, 1997 is as follows (shares in thousands):

                                       Options Outstanding
                                       -------------------
                                            Weighted            Weighted
                                          Average Years         Average
   Range of              Number            of Remaining         Exercise
Exercise Prices       Outstanding        Contractual Life        Price
---------------       -----------      -------------------      --------
    $16.00                850                  5.81              $16.00

10. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. The Company's contributions to the plan, which were made in Company common stock, were $201,000, $133,000 and $99,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

The Company also has an employee stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the market value at specified dates. A total of 500,000 shares have been reserved for issuance under the plan. Shares purchased under

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. EMPLOYEE BENEFIT PLANS (CONT.)

the plan were 104,215, 97,143 and 31,361 for the years ended June 30, 1997, 1996 and 1995, respectively.

11. INCOME TAXES

The income tax provision (benefit) consists of the following (in thousands):

                                         Years Ended
                              ---------------------------------
                              June 30,     June 30,    June 30,
                                1997         1996        1995
                              -------      -------     --------
Current                       $  (202)     $   984     $     79
Deferred                       24,428       11,681      (18,954)
                              -------      -------     --------
                              $24,226      $12,665     $(18,875)
                              -------      -------     --------
                              -------      -------     --------

The Company's effective income tax rate on income before income taxes differs from the U.S. statutory tax rate as follows:

                                                     Years Ended
                                           ----------------------------------
                                           June 30,     June 30,     June 30,
                                            1997          1996         1995
                                            ----          ----         ----
U.S. statutory tax rate                      35%           35%          35%
Change in valuation allowance                                         (226)
Other                                         3             2            3
                                            ----          ----        -----
                                             38%           37%        (188%)
                                            ----          ----        -----
                                            ----          ----        -----

The deferred income tax provision (benefit) consists of the following (in thousands):
                                                    Years Ended
                                          ----------------------------------
                                          June 30,     June 30,     June 30,
                                            1997         1996         1995
                                            ----         ----         ----
Net operating loss carryforward           $ 5,501      $ 8,387      $  2,266
Allowance for losses                       (1,046)       1,556            32
Gain on sale of receivables                14,824
Change in valuation allowance                             (320)      (22,615)
Other                                       5,149        2,058         1,363
                                          -------       -------     --------
                                          $24,428       $11,681     $(18,954)
                                          -------       -------     --------
                                          -------       -------     --------

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES (CONT.)

The tax effects of temporary differences that give rise to deferred tax liabilities and assets are as follows (in thousands):

                                           June 30,        June 30,
                                            1997             1996
                                            ----             ----
Deferred tax liabilities:
   Gain on sale of receivables             $14,824         $
   Unrealized gain on excess servicing
     receivable                              1,848
   Allowance for losses                                        405
   Other                                     2,614             707
                                           -------         -------
                                            19,286           1,112
                                           -------         -------

Deferred tax assets:
  Net operating loss carryforward           (3,468)         (8,969)
  Alternative minimum tax credits           (1,873)         (1,548)
  Allowance for losses                        (641)
  Other                                                       (590)
                                           -------         -------
                                            (5,982)        (11,107)
                                           -------         -------
Net deferred tax liability (asset)         $13,304         $(9,995)
                                           -------         -------
                                           -------         -------

As of June 30, 1997, the Company has a net operating loss carryforward of approximately $3,000,000 for federal income tax reporting purposes which expires between 2007 and 2009 and an alternative minimum tax credit carryforward of approximately $1,900,000 with no expiration date.

12. SUPPLEMENTAL INFORMATION

Cash payments for interest costs and income taxes consist of the following (in thousands):

                                               Years Ended
                                     -------------------------------
                                     June 30,   June 30,    June 30,
                                      1997       1996         1995
                                     --------   --------    --------

Interest costs (none capitalized)    $15,196    $12,179     $ 5,167
Income taxes                             599      1,447         151

                               AMERICREDIT CORP.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the Company's consolidated balance sheets. Fair values are based on estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated timing and amount of future cash flows. Therefore, the estimates of fair value may differ substantially from amounts which ultimately may be realized or paid at settlement or maturity of the financial instruments. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Estimated fair values, carrying values and various methods and assumptions used in valuing the Company's financial instruments as of June 30, 1997 and 1996 are set forth below (in thousands):

                                            June 30, 1997                 June 30, 1996
                                     ---------------------------     -----------------------
                                     Carrying         Estimated      Carrying     Estimated
                                       Value          Fair Value       Value      Fair Value
                                     --------         ----------     --------     ----------
Financial assets:
  Cash and cash equivalents and
    restricted cash               (a) $ 73,922         $ 73,922      $ 17,449      $  17,449
  Investment securities           (b)    6,500            6,363         6,558          6,254
  Finance receivables             (c)  266,657          283,386       250,484        283,760
  Excess servicing receivable     (d)  114,376          114,376        33,093         35,009
Financial liabilities:
  Bank line of credit and
    mortgage warehouse facility   (e)   72,045           72,045        86,000         86,000
  Automobile receivables-
    backed notes                  (f)   23,689           24,782        67,847         68,055
  9 1/4% Senior Notes             (g)  125,000          123,825
  Interest rate swaps             (h)      735              236

Unrecognized financial instruments:
  Forward U.S. Treasury Note
    Sales                         (i)                       164                        (700)

(a) The carrying value of cash and cash equivalents and restricted cash is considered to be a reasonable estimate of fair value.

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

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

(e) The bank line of credit and mortgage warehouse facility have variable rates of interest and maturities of less than one year. Therefore, carrying value is considered to be a reasonable estimate of fair value.

(f) The fair value of automobile receivables-backed notes is estimated based on rates currently available for debt with similar terms and remaining maturities.

(g) The fair value of the 9 1/4% Senior Notes is based on the quoted market price.

(h) The fair value of the interest rate swaps is based on the quoted termination cost.

(i) The fair value of the forward U.S. Treasury Note sales are estimated based upon market prices for similar financial instruments.

REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Shareholders
  AmeriCredit Corp.

We have audited the accompanying consolidated balance sheets of AmeriCredit Corp. as of June 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmeriCredit Corp. as of June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 1997, AmeriCredit Corp. changed its method of accounting for transfers and servicing of financial assets and extinguishment of liabilities.


COOPERS & LYBRAND L.L.P.



Fort Worth, Texas
August 6, 1997

                              AMERICREDIT CORP.

                              COMMON STOCK DATA

The Company's common stock trades on the New York Stock Exchange under the symbol ACF. There were 29,296,102 shares of common stock outstanding as of June 30, 1997.

The following table sets forth the range of the high, low and closing sale prices for the Company's common stock as reported on the Composite Tape of New York Stock Exchange Listed Issues.

Fiscal year ended June 30, 1996:    High        Low       Close
                                   ------     ------     ------
  First Quarter                    $15.00     $ 9.63     $14.88
  Second Quarter                    16.25      10.75      13.63
  Third Quarter                     14.25      10.38      13.88
  Fourth Quarter                    16.50      13.25      15.63

Fiscal year ended June 30, 1997:    High        Low       Close
                                   ------     ------     ------
  First Quarter                    $18.63     $12.00     $18.38
  Second Quarter                    20.50      16.63      20.50
  Third Quarter                     22.75      15.13      17.38
  Fourth Quarter                    21.25      11.88      21.00


As of June 30, 1997, there were approximately 350 shareholders of record of the Company's common stock.

                                AMERICREDIT CORP.

                                 QUARTERLY DATA
                                   (UNAUDITED)
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                      First        Second          Third         Fourth
                                     Quarter       Quarter        Quarter        Quarter
                                     -------       -------        -------        --------
Fiscal year ended June 30, 1997

Finance charge income             $    10,764    $    10,739    $    12,101    $    11,306
Gain on sale of receivables            12,590         15,561         17,757         21,348
Servicing fee income                    3,643          4,599          5,644          7,138
Income before income taxes             13,125         14,955         16,464         18,381
Net income                              8,072          9,198         10,126         11,303
Earnings per share                        .27            .30            .33            .36
Weighted average shares and        30,118,939     30,678,189     31,033,230     31,098,326
  share equivalents



Fiscal year ended June 30, 1996

Finance charge income             $    13,377    $    13,852    $    12,650    $    11,827
Gain on sale of receivables                            5,621          7,725          9,527
Servicing fee income                                     215          1,105          2,392
Income before income taxes              3,938          8,830         10,119         11,369
Net income                              2,520          5,586          6,312          7,173
Earnings per share                        .08            .18            .21            .24
Weighted average shares and        30,223,551     31,120,461     30,082,193     30,273,327
  share equivalents

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS:
200 Bailey Avenue
Fort Worth, Texas 76107
(817) 332-7000

INVESTOR RELATIONS INFORMATION:
For financial/investment data and general information about AmeriCredit Corp., write the Investor Relations Department at the above address, or telephone
(817) 882-7009.

SHAREHOLDER SERVICES:
For shareholder account information and other shareholder services, write the Corporate Secretary at the above address, or telephone (817) 882-7139.

ANNUAL MEETING:
The Annual Meeting of the Company will be held on November 5, 1997 at 10:00 a.m. at the Fort Worth Club, 306 West Seventh Street, Fort Worth, Texas. All shareholders are cordially invited to attend.

TRANSFER AGENT AND REGISTRAR:
ChaseMellon Shareholder Services
Stock Transfer Department
85 Challenger Rd., Overpeck Centre
Ridgefield Park, NJ 07660
(800) 635-9270
http://www.chasemellon.com

INDEPENDENT ACCOUNTANTS:
Coopers & Lybrand L.L.P.
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102-4119

FORM 10-K:
SHAREHOLDERS MAY OBTAIN WITHOUT CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BY WRITING TO THE INVESTOR RELATIONS DEPARTMENT AT THE CORPORATE HEADQUARTERS ADDRESS.

DIRECTORS

Clifton H. Morris, Jr.
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
AmeriCredit Corp.

Michael R. Barrington
VICE CHAIRMAN, PRESIDENT AND CHIEF OPERATING OFFICER
AmeriCredit Corp.

Daniel E. Berce
VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER
AmeriCredit Corp.

Edward H. Esstman
EXECUTIVE VICE PRESIDENT, AUTO FINANCE DIVISION
AmeriCredit Corp.

James H. Greer
CHAIRMAN OF THE BOARD
Shelton W. Greer Co., Inc.

Gerald W. Haddock
PRESIDENT AND CHIEF EXECUTIVE OFFICER
Crescent Real Estate Equities Limited, L.P.

Douglas K. Higgins
OWNER
Higgins & Associates

Kenneth H. Jones, Jr.
VICE CHAIRMAN
KBK Capital Corporation

OFFICERS

AMERICREDIT CORP.:

Clifton H. Morris, Jr.
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Michael R. Barrington
VICE CHAIRMAN, PRESIDENT AND CHIEF OPERATING OFFICER

Daniel E. Berce
VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER

Edward H. Esstman
EXECUTIVE VICE PRESIDENT, AUTO FINANCE DIVISION

Randy K. Benefield
SENIOR VICE PRESIDENT, DIRECTOR OF MANAGEMENT INFORMATION SYSTEMS

Chris A. Choate
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

Patricia A. Jones
SENIOR VICE PRESIDENT, DIRECTOR OF HUMAN RESOURCES

Michael T. Miller
SENIOR VICE PRESIDENT AND CHIEF CREDIT OFFICER

Preston A. Miller
SENIOR VICE PRESIDENT AND TREASURER

AMERICREDIT FINANCIAL SERVICES, INC.:

Clifton H. Morris, Jr.
CHAIRMAN OF THE BOARD

Michael R. Barrington
VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Daniel E. Berce
VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER

Edward H. Esstman
PRESIDENT AND CHIEF OPERATING OFFICER

Philip A. Alberti
EXECUTIVE VICE PRESIDENT, DIRECTOR OF CONSUMER FINANCE OPERATIONS

Christopher M. Barry
SENIOR VICE PRESIDENT, BRANCH OPERATIONS

Jan G. Gisburne
SENIOR VICE PRESIDENT, BRANCH OPERATIONS

Cheryl L. Miller
SENIOR VICE PRESIDENT, DIRECTOR OF COLLECTIONS AND CUSTOMER SERVICE

Todd M. Patin
SENIOR VICE PRESIDENT, BRANCH OPERATIONS

Cinde C. Perales
SENIOR VICE PRESIDENT, DIRECTOR OF LOAN SERVICES

Nils L. Wirstrom
SENIOR VICE PRESIDENT, BRANCH OPERATIONS

AMERICREDIT MORTGAGE SERVICES:

Clifton H. Morris, Jr.
CHAIRMAN OF THE BOARD

Michael R. Barrington
VICE CHAIRMAN

Daniel E. Berce
VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER

Michael G. Hughes
PRESIDENT

Renee L. Jacobs
SENIOR VICE PRESIDENT, REGIONAL MANAGER

Mark L. Kittle
SENIOR VICE PRESIDENT, OPERATIONS