Form 10-K, Exhibit 13
period 1998-06-30
AMERICREDIT CORP
filed 1998-09-25
CIK 804269

                                                                    EXHIBIT 13.1

CORPORATE PROFILE

AmeriCredit Corp. is a national consumer finance company specializing in purchasing, securitizing and servicing automobile loans, and originating and selling mortgage loans. The Company is headquartered in Fort Worth, Texas, and its common shares are traded on the New York Stock Exchange.

Through its AmeriCredit Financial Services branch network, the Company purchases loans made by franchised and select independent dealers to consumers buying late model used and, to a lesser extent, new automobiles. AmeriCredit targets borrowers who are typically unable to obtain financing from traditional sources. Funding for the Company's auto lending activities is obtained primarily through the sale of loans in securitization transactions. The Company services its automobile loan portfolio at regional centers using automated servicing and collection systems.

The Company's AmeriCredit Mortgage Services operation originates mortgage loans and sells the loans and related servicing rights in the wholesale markets.


WITH INSIGHT - THE CHOICE IS CLEAR

AmeriCredit's decision support processes and technologies enable our people to make informed choices in a business where separating the diamonds from the rough is critical. Our proprietary credit scoring models allow our underwriters to quickly assess the quality of thousands of applications for credit every day. Risk based pricing tools help us price each loan to achieve profitability objectives. Statistically-based behavorial assessment models used in the collection process focus the efforts of our collectors on the highest risk accounts out of the more than 200,000 loans that we service. Finally, our extensive database and data mining capabilities assist us in designing strategies that mitigate risk, but also recognize opportunity. It has taken us six years to build these processes and technologies. With further insight, our ability to identify clear choices will only get better.

LETTER TO SHAREHOLDERS


This 1998 Annual Report highlights the processes and technologies we utilize in our business. Along with the strength of our people and their loyalty to execution, these systems have differentiated AmeriCredit as the leader in non-prime auto finance. AmeriCredit has created clear competitive advantage in our markets through deployment of our unique strategies for managing risk, and we intend to sustain our position through further investments in fiscal 1999 and beyond.


FISCAL 1998 RESULTS

AmeriCredit set new milestones for operating results in fiscal 1998. Net income reached a record $60.7 million in fiscal 1998, an increase of 57% over earnings of $38.7 million in fiscal 1997. On a per share basis, the Company earned $1.86 for fiscal 1998, up 48% over earnings per share of $1.26 last year. We have now increased earnings (exclusive of income taxes) for seventeen consecutive quarters. Our record financial performance was again driven by strong receivables growth and good risk management results.


RECEIVABLES GROWTH

Managed auto receivables grew by $1.2 billion, or 102%, in fiscal 1998, increasing AmeriCredit's portfolio to $2.3 billion at June 30, 1998 from $1.1 billion at the end of fiscal 1997. We purchased $1.7 billion of loans from dealers in fiscal 1998, up 92% compared to loan originations of $0.9 billion the prior year. Loan volume benefited from our continued pace of new office openings as well as market share gains in existing branch territories. Branches open for at least one year as of the beginning of this fiscal year produced 22% higher loan volume in fiscal 1998 than in fiscal 1997.

We are optimistic about the prospects for further advances in our market share. In our annual dealer marketing survey, conducted by an independent marketing research firm, AmeriCredit received its highest marks ever in key areas such as reputation, product offerings and service. More dealers are citing factors where AmeriCredit stands out, such as financial stability and industry leadership, as being important in choosing a non-prime lender. As evidence of dealers' growing endorsement of AmeriCredit, we purchased loans from 9,204 auto dealers in fiscal 1998, up 63% from 5,657 dealers last year. Most important, more than half of the dealers included in the survey expect to increase the volume of business they do with AmeriCredit over the next two years.


EXPANSION

AmeriCredit opened 44 branches in fiscal 1998 and at June 30, 1998, had a total of 129 auto lending offices located in 36 states. We are now licensed to purchase auto loans in all 50 states.

We also formed our Strategic Alliance Group last year to function as an additional origination channel to complement our branch network. This unit seeks to create alliances with prime lenders and large dealer groups in order to tap new and potentially high volume sources of application flow. We are encouraged by the early success of this effort.

In fiscal 1999, we plan to open 45 additional auto lending offices. As was the case this year, we will continue to look mostly to promotions from within our existing employee base for branch managers to lead these new offices. Another expansion goal is to increase the penetration of our preferred program within our established dealer base. This product, which is designed to offer competitive rates for lower risk credits, represented 19% of our volume in fiscal 1998.

In anticipation of further growth, we recently expanded our Fort Worth and Tempe servicing centers and opened a third facility in Charlotte in August 1997.
These three centers provide us with capacity to service in excess of 500,000 consumer accounts, roughly 150% more than the number of loans we now service.


CREDIT QUALITY

The most prominent highlight of our fiscal 1998 performance was that we accomplished our growth objectives while producing improving credit quality trends.

Net charge-offs represented 5.3% of average managed auto receivables for fiscal 1998, down from net charge-offs of 5.5% the prior year. Our annualized charge-off rate for the fourth quarter was 5.1%, the lowest level of the fiscal year.

Accounts more than 60 days past due were 2.6% of the portfolio at June 30, 1998, compared to 3.2% at June 30, 1997.

The key to our credit underwriting process is the use of multiple proprietary credit scorecards designed to assess risk across a wide spectrum of non-prime applicants, including accounts with limited credit bureau history and high bankruptcy potential. The scoring models we use today are the product of statistical modeling and data mining techniques applied to the warehouse of information we have accumulated since we made our first loan in 1992. We are currently developing a family of new scorecards designed to further segment our application base into groups of accounts with similar profiles, thus increasing predictive capabilities.


TECHNOLOGY AND EFFICIENCY

Our emphasis on applying technology to all aspects of our business, along with our increasing scale of operations, again led to improvements in operating efficiency in fiscal 1998. AmeriCredit's ratio of operating expenses to average managed auto receivables decreased to 5.4% for fiscal 1998 from 6.2% the previous year. We expect to see further improvements in this ratio in fiscal 1999 as we benefit from continued portfolio growth and technology initiatives.

We recently installed and are currently testing new adaptive control software designed to increase collector efficiency and improve customer service in the collection process. This system uses behavioral scoring models based on consumer credit history and payment activity to focus the frequency and timing of collection efforts on higher risk accounts. The Company is now working on implementation of a new application processing system which will provide faster response times and greater control over the credit origination process. In response to feedback from dealers in our dealer marketing survey, we are also taking steps to further automate loan processing which will result in faster funding for dealers.


MORTGAGE BUSINESS

The systematic process of building our mortgage business moved forward in fiscal 1998. We originated $137.2 million of mortgage loans this fiscal year, again selling these loans in the wholesale markets. During the latter half of the year we hired several key experienced executives and recently opened loan production offices in Cincinnati and Fort Worth to supplement our existing Orange, California branch. We will continue to make appropriate investments in people, processes and systems consistent with our strategy to build the right platform for future expansion.


FINANCE ACTIVITY

AmeriCredit improved its capital and liquidity position in fiscal 1998. We again accessed the public asset-backed securities market on a quarterly basis, raising $1.6 billion in four transactions. Through various enhancements to the structure of our transactions, we reduced our relative funding costs and lowered the amount of cash we are required to set aside in reserve accounts to support securitized loan pools.

Early in the year, we implemented an asset-backed commercial paper warehouse facility totaling $245 million to complement our bank credit agreement. We plan to increase our warehouse credit capacity in fiscal 1999 through further participation in the asset-backed commercial paper market.

Finally, we issued an additional $50 million of senior notes in January 1998 with terms very similar to our $125 million note issuance last year. Our senior notes are rated by three of the major credit rating agencies, one of which recently upgraded our debt rating to the level just below investment grade.


OUTLOOK

Six years ago, we entered a competitive industry with an innovative business model designed to better serve dealer needs, comprehensively address credit quality and sustain a low cost of operation. Many participants in our industry were unprepared for the changing competitive landscape and evolving consumer dynamics that have characterized non-prime auto finance the last few years. We are now distancing ourselves from the competition by leveraging our core competencies through expansion of our branch network, market niche, distribution channels and technology platform. Fiscal 1999 and the years ahead provide a window of opportunity to solidify our position as the market leader in non-prime auto finance, and we are well prepared to maximize this opportunity.

Sincerely,



Clifton H. Morris, Jr.
Chairman of the Board and
  Chief Executive Officer

September 4, 1998

MAKING CLEAR CHOICES

In AmeriCredit's technologically advanced lending world, there is no reliance on guesswork. Even though two applications may appear similar, our underwriters know in a matter of minutes the relative risk of each. And that in itself gives us an advantage. AmeriCredit's ability to evaluate risk by degrees is revolutionizing the industry and the way dealers do business.

AmeriCredit's success lies in proprietary credit scoring models. When a loan application is entered into our processing system, credit bureau information is accessed immediately. Multiple credit scores are produced, all designed to predict default probability. The higher the scores, the lower the risk of default. High-scoring loans are rapidly approved; low-scoring ones are quickly declined.

From there, the efficiencies keep building. AmeriCredit uses risk-based pricing models to balance risk and return. Once loan documentation is approved, it's optically scanned to create a paperless work environment. Loan proceeds are then forwarded to dealers via check or Electronic Funds Transfer. An internally developed software system monitors lien perfection.


ADAPTING OUR COLLECTION SYSTEM

Even our collection process eliminates guesswork. It's adaptive. AmeriCredit uses behavioral assessment strategies to measure the risk of delinquency on individual accounts. Once an account has been on our books for a short time, a score is generated based on the payment history of the account. Frequency and timing of collection efforts can then be tailored to the account level.


MONITORING THE CYCLE

Finally, AmeriCredit brings our risk management techniques full circle by constantly monitoring overall loan performance, residual values and even loan profitability. The whole process has been built over a six- year period, but the result has been an extensive, unmatched database that is continually being mined to refine our strategies in support of planned growth.

IMPROVING EFFICIENCY

Of course, AmeriCredit remains a low-cost provider, thanks to our technology and scale of operations, as well as our financing sources. We fund our loan portfolio through a traditional bank line of credit and a commercial paper conduit facility. We also tap the asset-backed securities market each quarter. Detailed reporting on pool performance is disseminated to the asset-backed market each month. These sophisticated funding structures are tailored to meet the investors' needs and allow AmeriCredit to gain access to low-cost capital.


LOOKING AHEAD

Advanced technology has enabled AmeriCredit to provide superior service, speed and consistency to dealers. It also has enhanced management control through detailed data analysis. Where others have seen risk, we have seen opportunity. Looking ahead, we will continue our commitment to information technology, which will broaden even further our ability to make clear choices and solid business decisions.

                               AMERICREDIT CORP.

                  SUMMARY FINANCIAL AND OPERATING INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             Years Ended
                                                    ----------------------------------------------------------------
                                                     June 30,     June 30,     June 30,      June 30,     June 30,
                                                       1998         1997         1996        1995 (a)       1994
                                                    -----------  -----------  -----------  ------------  -----------
OPERATING DATA:

Auto loan originations                              $ 1,737,813  $   906,794  $   432,442  $   230,176   $    65,929

Finance charge income                                    55,837       44,910       51,706       30,249        12,788

Gain on sale of receivables                             123,245       67,256       22,873

Servicing fee income                                     42,684       21,024        3,712

Income before
  income taxes                                           98,766       62,925       34,256       10,018         5,065

Net income                                               60,741       38,699       21,591       28,893         5,065

Diluted earnings per
  share                                                    1.86         1.26         0.71         0.95          0.16

Weighted average shares
  and assumed incremental
  shares                                             32,601,730   30,787,274   30,203,298   30,380,749    31,818,083

                                                     June 30,     June 30,     June 30,     June 30,      June 30,
                                                       1998         1997         1996         1995          1994
                                                    -----------  -----------  -----------  -----------   -----------

BALANCE SHEET DATA:

Cash and cash equivalents
  and restricted cash                               $   101,345  $    73,922  $    17,449  $    23,321   $    15,756

Receivables, net                                        342,853      266,657      250,484      221,888        72,150

Interest-only receivables from
  Trusts                                                137,803       59,933       11,819

Investments in Trust
  receivables                                           117,990       54,443       21,274

Total assets                                            748,561      493,453      330,159      285,725       122,215

Total liabilities                                       442,400      276,917      166,934      138,499         2,714

Shareholders' equity                                    306,161      216,536      163,225      147,226       119,501

Managed auto receivables                              2,302,516    1,138,255      523,981      240,491        67,636

(a) The Company recognized an income tax benefit in fiscal 1995 equal to the expected future tax savings from using its net operating loss carryforward and other future tax benefits.

AMERICREDIT LOCATIONS (as of June 30, 1998)

State              City
-----              ----
AUTOMOBILE FINANCE BRANCHES:

Alabama            Mobile
Arizona            Phoenix (2), Tucson
California         Concord, Encino, Escondido, Fresno, Irvine, Los Angeles,
                   Pasadena, Riverside, Sacramento, San Diego, San Francisco,
                   San Jose, Santa Rosa, Stockton, Ventura
Colorado           Colorado Springs, Denver, Fort Collins
Delaware           Wilmington
Florida            Fort Lauderdale, Fort Myers, Gainesville, Jacksonville,
                   Miami, Orlando, Pensacola, Tallahassee, Tampa,
                   West Palm Beach
Georgia            Atlanta (3), Macon
Illinois           Chicago (4), Naperville, Springfield
Indiana            Evansville, Indianapolis
Kansas             Overland Park, Wichita
Kentucky           Covington, Lexington, Louisville
Louisiana          Metarie
Maine              Portland
Maryland           Baltimore (2), Landover
Massachusetts      Boston, Springfield
Michigan           Detroit (2), Flint, Grand Rapids, Lansing
Minnesota          Minneapolis, St. Paul
Missouri           Kansas City, St. Louis (2)
Nevada             Las Vegas, Reno
New Hampshire      Salem
New Jersey         Marlton, Newark, Paramus, Somerset, Tinton Falls
New Mexico         Albuquerque
New York           Albany, Buffalo, Long Island, Rochester, Syracuse,
                   White Plains
North Carolina     Charlotte, Raleigh, Winston-Salem
Ohio               Akron, Cincinnati, Cleveland (2), Columbus, Dayton
Oklahoma           Oklahoma City, Tulsa
Oregon             Medford, Portland
Pennsylvania       Allentown, Altoona, Harrisburg, Philadelphia (2),
                   Pittsburgh (2), Scranton
Rhode Island       Providence
South Carolina     Charleston, Columbia
Tennessee          Chattanooga, Knoxville, Memphis, Nashville
Texas              Austin, Dallas, Fort Worth, Houston (2), San Antonio
Utah               Salt Lake City
Virginia           Arlington, Fredericksburg, Manassas, Newport News, Norfolk,
                   Richmond, Roanoke
Washington         Seattle (2), Spokane, Tacoma
Wisconsin          Milwaukee

AUTOMOBILE LOAN SERVICING CENTERS:

Arizona            Tempe
Texas              Fort Worth
North Carolina     Charlotte


MORTGAGE LENDING:

California         Orange

                                FINANCIAL REVIEW


GENERAL

The Company generates earnings and cash flow primarily from the purchase, securitization and servicing of auto receivables. The Company purchases auto finance contracts from franchised and select independent automobile dealerships. To fund the acquisition of receivables prior to securitization, the Company utilizes borrowings under its warehouse credit facilities. The Company generates finance charge income on its receivables pending securitization ("receivables held for sale") and pays interest expense on borrowings under its warehouse credit facilities.

The Company sells receivables to securitization trusts ("Trusts") that, in turn sell asset-backed securities to investors. By securitizing its receivables, the Company is able to lock in the gross interest rate spread between the yield on such receivables and the interest rate payable on the asset-backed securities. The Company recognizes a gain on the sale of receivables to the Trusts which represents the difference between the sale proceeds to the Company, net of transaction costs, and the Company's net carrying value of the receivables, plus the present value of the estimated future excess cash flows to be received by the Company over the life of the securitization. Excess cash flows result from the difference between the interest received from the obligors on the receivables and the interest paid to investors in the asset-backed securities, net of credit losses and expenses.

Excess cash flows from the Trusts are initially utilized to fund credit enhancement requirements to secure financial guaranty insurance policies issued by an insurance company to protect investors in the asset-backed securities from losses. Once predetermined credit enhancement requirements are reached and maintained, excess cash flows are distributed to the Company. In addition to excess cash flows, the Company earns monthly base servicing fee income of 2.25% per annum of the outstanding principal balance of receivables securitized ("serviced receivables").

In November 1996, the Company acquired AmeriCredit Mortgage Services ("AMS"), which originates and sells mortgage loans. The acquisition was accounted for as a purchase and the results of operations for AMS have been included in the consolidated financial statements since the acquisition date. Receivables originated in this business are referred to as mortgage receivables. Such receivables are generally packaged and sold for cash on a servicing released whole-loan basis. The Company recognizes a gain at the time of sale.

RESULTS OF OPERATIONS

Year Ended June 30, 1998 as compared to
   Year Ended June 30, 1997

REVENUE:

The Company's average managed receivables outstanding consisted of the following (in thousands):

                                   Years Ended
                                     June 30,
                           -----------------------------
                              1998               1997
                           -----------       -----------
Auto:
  Held for sale            $   250,304       $   223,351
  Serviced                   1,399,112           568,804
                           -----------       -----------
                             1,649,416           792,155
Mortgage                        18,728             8,187
                           -----------       -----------

                           $ 1,668,144       $   800,342
                           ===========       ===========


Average managed receivables outstanding increased by 108% as a result of higher loan purchase volume. The Company purchased $1,737.8 million of auto loans during fiscal 1998, compared to purchases of $906.8 million during fiscal 1997. This growth resulted from loan production at branches open during both periods as well as expansion of the Company's loan production capacity. The Company operated 129 auto lending branch offices as of June 30, 1998, compared to 85 as of June 30, 1997.

The Company originated $137.2 million of mortgage loans during fiscal 1998 compared to $53.8 million from the date of acquisition of AMS through June 30, 1997.

Finance charge income consisted of the following (in thousands):

                                      Years Ended
                                        June 30,
                                ------------------------

                                  1998             1997
                                -------          -------

Auto                            $54,125          $44,417
Mortgage                          1,712              493
                                -------          -------

                                $55,837          $44,910
                                =======          =======

The increase in finance charge income is primarily due to an increase of 12% in average auto receivables held for sale in fiscal 1998 versus fiscal 1997. In addition, the Company's effective yield on its auto receivables held for sale increased to 21.6% for fiscal 1998 from 19.9% for fiscal 1997. The effective yield is higher than the contractual rates of the Company's auto finance contracts as a result of finance charge income earned between the date the auto finance contract is originated by the automobile dealership and the date the auto finance contract is funded by the Company.

The gain on sale of receivables consisted of the following (in thousands):

                                       Years Ended
                                          June 30,
                                -------------------------

                                  1998             1997
                                --------         --------

Auto                            $118,893         $ 64,338
Mortgage                           4,352            2,918
                                --------         --------

                                $123,245         $ 67,256
                                ========         ========

The increase in gain on sale of auto receivables resulted from the sale of $1,637.5 million of receivables in fiscal 1998 compared to $817.5 million of receivables sold in fiscal 1997. The gains amounted to 7.3% and 7.9% of the sales proceeds for fiscal 1998 and 1997, respectively.

Significant assumptions used in determining the gain on sale of auto receivables were as follows:
                                                 Years Ended
                                                   June 30,
                                            ---------------------

                                              1998         1997
                                            --------     --------

Cumulative credit losses                       10.7%         9.2%
Discount rate used to estimate
  present value of future excess
  cash flows in the Trusts                     12.0%        12.0%


The increase in gain on sale of mortgage receivables resulted from the sale of $119.7 million of receivables in fiscal 1998 compared to $52.5 million of receivables sold from the date of acquisition of AMS through June 30, 1997. The average premium received on sales decreased to 3.6% for fiscal 1998 from 5.6% for the period from the date of acquisition of AMS through June 30, 1997.

Servicing fee income increased to $42.7 million, or 3.1% of average serviced auto receivables, for fiscal 1998, compared to $21.0 million, or 3.7% of average serviced auto receivables, for fiscal 1997. Servicing fee income represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by the Company as servicer of the auto receivables sold to the Trusts. Servicing fee income for fiscal 1998 also includes a $6.3 million charge to increase credit loss reserves related to certain of the Company's fiscal 1997 and 1996 securitization transactions since the Company's current estimates of cumulative credit losses for these transactions exceed the original estimates. The Company has raised the assumptions for cumulative credit losses for securitization transactions completed in fiscal 1998 compared to assumptions used for transactions completed in prior fiscal years. The growth in servicing fee income exclusive of the aforementioned charge is attributable to the increase in average serviced auto receivables outstanding for fiscal 1998 compared to fiscal 1997.

Investment income increased to $5.1 million for fiscal 1998 from $2.9 million for fiscal 1997 primarily as a result of higher average restricted cash balances. Restricted cash is used as credit enhancement for the Trusts and generally increases as greater amounts of receivables are sold to the Trusts.

COSTS AND EXPENSES:

Operating expenses as a percentage of average managed receivables outstanding decreased to 5.7% (5.4% excluding operating expenses of $5.1 million related to AMS) for fiscal 1998 compared to 6.6%(6.2% excluding operating expenses of $2.6 million related to AMS) for fiscal 1997. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $42.6 million, or 82%, primarily due to the addition of auto lending branch offices and management and auto loan processing and servicing staff.

The provision for losses increased to $7.6 million for fiscal 1998 from $6.6 million for fiscal 1997 due to higher average amounts of receivables held for sale. As a percentage of average receivables held for sale, the provision for losses was 3.0% for fiscal 1998 and 1997.

Interest expense increased to $27.1 million for fiscal 1998 from $16.3 million for fiscal 1997 due to higher debt levels and effective interest rates. Average debt outstanding was $297.6 million and $187.6 million for fiscal 1998 and 1997, respectively. The Company's effective rate of interest paid on its debt increased to 9.1% from 8.7% as a result of the issuance of senior notes in February 1997 and January 1998.

The Company's effective income tax rate was 38.5% for fiscal 1998 and 1997.

RESULTS OF OPERATIONS

Year Ended June 30, 1997 as compared to
   Year Ended June 30, 1996

REVENUE:

The Company's average managed receivables outstanding consisted of the following (in thousands):
                                       Years Ended
                                        June 30,
                              -----------------------------
                                1997                 1996
                              --------             --------

Auto:
  Held for sale               $223,351             $261,776
  Serviced                     568,804               96,190
                              --------             --------
                               792,155              357,966
Mortgage                         8,187
Other                                                   443
                              --------             --------
                              $800,342             $358,409
                              ========             ========

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

The Company originated $53.8 million of mortgage loans from the date of acquisition of AMS through June 30, 1997.

Finance charge income consisted of the following (in thousands):

                                         Years Ended
                                          June 30,
                                  ------------------------
                                    1997            1996
                                  --------        --------

Auto                              $ 44,417        $ 51,679
Mortgage                               493
Other                                                   27
                                  --------        --------

                                  $ 44,910        $ 51,706
                                  ========        ========

The decrease in finance charge income is due to a reduction of 15% in average auto receivables held for sale in fiscal 1997 versus fiscal 1996. Prior to December 1995, all of the auto finance contracts purchased by the Company were held on the Company's consolidated balance sheets. The Company began selling auto receivables to the Trusts in December 1995, reducing average receivables held for sale with corresponding increases in average serviced receivables. The Company's effective yield on its auto receivables held for sale increased to 19.9% for fiscal 1997 from 19.7% for fiscal 1996.

The gain on sale of receivables consisted of the following (in thousands):

                                 Years Ended
                                   June 30,
                        ------------------------------
                          1997                  1996
                        --------              --------

Auto                    $ 64,338              $ 22,873
Mortgage                   2,918
                        --------              --------

                        $ 67,256              $ 22,873
                        ========              ========

The increase in gain on sale of auto receivables resulted from the sale of $817.5 million of receivables in fiscal 1997 compared to $270.4 million of receivables sold in fiscal 1996. The gains amounted to 7.9% and 8.5% of the sales proceeds for fiscal 1997 and 1996, respectively.

Significant assumptions used in determining the gain on sale of auto receivables were as follows:
                                              Years Ended
                                                June 30,
                                         ----------------------
                                          1997            1996
                                         ------          ------

     Cumulative credit losses             9.2%             9.3%
     Discount rate used to estimate
       present value of future excess
       cash flows in the Trusts          12.0%            12.0%

The gain on sale of mortgage receivables resulted from the sale of $52.5 million of receivables from the date of acquisition of AMS through June 30, 1997.

Servicing fee income increased to $21.0 million, or 3.7% of average serviced auto receivables, for fiscal 1997, compared to $3.7 million, or 3.9% of average serviced auto receivables, for fiscal 1996. Servicing fee income represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by the Company as servicer of the auto receivables sold to the Trusts. The growth in servicing fee income is attributable to the increase in average serviced auto receivables outstanding for fiscal 1997 compared to fiscal 1996.

Investment income rose to $2.9 million for fiscal 1997 from $1.1 million for fiscal 1996 primarily as a result of higher average restricted cash balances. Restricted cash is used as credit enhancement for the Trusts and generally increases as greater amounts of receivables are sold to the Trusts.

COSTS AND EXPENSES:

Operating expenses as a percentage of average managed receivables outstanding decreased to 6.6% (6.2% excluding operating expenses of $2.6 million related to AMS) for fiscal 1997 compared to 7.2% for fiscal 1996. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $26.2 million, or 102%, primarily due to the addition of auto lending branch offices and management and auto loan processing and servicing staff.

The provision for losses decreased to $6.6 million for fiscal 1997 from $7.9 million for fiscal 1996 due to lower average amounts of receivables held for sale. As a percentage of average receivables held for sale, the provision for losses was 3.0% for fiscal 1997 and 1996.

Interest expense increased to $16.3 million for fiscal 1997 from $13.1 million for fiscal 1996 due to higher debt levels and effective interest rates. Average debt outstanding was $187.6 million and $156.4 million for fiscal 1997 and 1996, respectively. The Company's effective rate of interest paid on its debt increased to 8.7% from 8.4% as a result of the issuance of senior notes in February 1997.

The Company's effective income tax rate increased to 38.5% for fiscal 1997 from 37.0% for fiscal 1996 due to a larger portion of the Company's income being generated in states which have higher tax rates.

CREDIT QUALITY

The Company provides financing in relatively high-risk markets and, therefore, charge-offs are anticipated. The Company records a periodic provision for losses as a charge to operations and a related allowance for losses in the consolidated balance sheets as a reserve against estimated losses in the receivables held for sale portfolio. The Company typically purchases individual finance contracts for a non-refundable acquisition fee on a non-recourse basis. Such acquisition fees are also recorded in the consolidated balance sheets as an allowance for losses. When the Company sells auto receivables to the Trusts, the calculation of the gain on sale of receivables is reduced by an estimate of cumulative credit losses over the expected life of the auto receivables sold.

The Company sells mortgage receivables for cash on a servicing released, whole-loan basis. Such receivables are generally held by the Company for less than 90 days. Accordingly, no allowance for losses has been provided by the Company for mortgage receivables.

The Company reviews static pool origination and charge-off relationships, charge-off experience factors, collection data, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the assumptions for cumulative credit losses in securitization transactions, provision for losses and allowance for losses. Although the Company uses many resources to assess the adequacy of loss reserves, there is no precise method for estimating the ultimate losses in the receivables portfolio.

The following table presents certain data related to the receivables portfolio (dollars in thousands):

                                                                                       June 30,
                                                                                        1998
                                                     ------------------------------------------------------------------------
                                                                Held For Sale
                                                     -----------------------------------------       Auto        Managed Auto
                                                        Auto         Mortgage         Total        Serviced      Portfolio    (2)
                                                     ===========    ===========    ===========    ===========    ===========

Principal amount of receivables                      $   334,110    $    21,499    $   355,609    $ 1,968,406    $ 2,302,516
                                                                                                  ===========    ===========

Allowance for losses                                     (12,756)                      (12,756)   $ (176,759)(1) $  (189,515)
                                                     -----------    -----------    -----------    ===========    ===========

  Receivables, net                                   $   321,354    $    21,499    $   342,853
                                                     ===========    ===========    ===========

Number of outstanding contracts                           26,035            187                       187,514        213,549
                                                     ===========    ===========                   ===========    ===========

Average amount of outstanding
  contract (principal amount)
  (in dollars)                                       $    12,833    $   114,968                   $    10,497    $    10,782
                                                     ===========    ===========                   ===========    ===========

Allowance for losses as a
  percentage of receivables                                  3.8%                                         9.0%           8.2%
                                                             ===                                          ===            ===

                                                                                       June 30,
                                                                                        1997
                                                     ------------------------------------------------------------------------
                                                                Held For Sale
                                                     -----------------------------------------       Auto        Managed Auto
                                                        Auto         Mortgage         Total        Serviced      Portfolio    (2)
                                                     ===========    ===========    ===========    ===========    ===========
Principal amount of receivables                      $   275,249    $     4,354    $   279,603    $   863,006    $ 1,138,255   (2)
                                                                                                  ===========    ===========
Allowance for losses                                     (12,946)                       (12,946)  $   (74,925)(1)$   (87,871)
                                                     -----------    -----------    -----------    ===========    ===========

  Receivables, net                                   $   262,303    $     4,354    $   266,657
                                                     ===========    ===========    ===========

Number of outstanding contracts                           25,757             48                        87,090        112,847
                                                     ===========    ===========                   ===========    ===========

Average amount of outstanding
  contract (principal amount)
  (in dollars)                                       $    10,686    $    90,708                   $    9,909     $    10,087
                                                     ===========    ===========                   ===========    ===========

Allowance for losses as a
  percentage of receivables                                  4.7%                                         8.7%           7.7%
                                                             ===                                          ===            ===



(1) The allowance for losses related to serviced auto receivables is netted against interest-only receivables from Trusts in the Company's consolidated balance sheets.

(2) Includes auto receivables only.

The following is a summary of managed auto receivables which are (i) more than 30 days delinquent, but not yet in repossession, and (ii) in repossession (dollars in thousands):

                                   June 30,                    June 30,
                                    1998                         1997
                            ----------------------        -------------------
                             Amount       Percent          Amount    Percent
                             ------       -------          ------    -------

Delinquent contracts:
  31-60 days                $126,012        5.5%          $ 73,197      6.4%
  Greater than 60 days        59,175        2.6             36,421      3.2
                            --------        ---           --------     ----
                             185,187        8.1            109,618      9.6
  In repossession             18,818        0.8             14,471      1.3
                            --------        ---           --------     ----

                            $204,005        8.9%          $124,089     10.9%
                            ========        ===           ========     ====

In accordance with its policies and guidelines, the Company at times offers payment deferrals to consumers, whereby the consumer is allowed to move a delinquent payment to the end of the loan by paying a fee (approximately the interest portion of the payment deferred). Contracts receiving a payment deferral as an average quarterly percentage of average managed auto receivables outstanding were 4.5%, 4.3% and 1.9% for the years ended June 30, 1998, 1997 and 1996, respectively. The Company believes that payment deferrals granted according to its policies and guidelines are on effective portfolio management technique and result in higher ultimate cash collections from the portfolio.

The following table presents charge-off data with respect to the Company's managed auto receivables portfolio (dollars in thousands):

                                                  Years Ended
                                                    June 30,
                                     ------------------------------------

                                      1998           1997          1996
                                     -------        -------       -------
Net charge-offs:
  Held for sale                      $ 9,140        $16,965       $18,322
  Serviced                            78,862         26,266         1,652
                                     -------        -------       -------

                                     $88,002        $43,231       $19,974
                                     =======        =======       =======

Net charge-offs as a percentage
   of averaged managed auto
   receivables outstanding               5.3%           5.5%          5.6%
                                         ===            ===           ===

Net recoveries as a percentage
   of gross charge-offs                 47.9%          47.3%         48.7%
                                        ====           ====          ====


Delinquency and charge-off ratios typically fluctuate over time as a portfolio matures. Accordingly, the delinquency and charge-off data above is not necessarily indicative of delinquency and charge-off experience that could be expected for a portfolio with a different level of seasoning.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows are summarized as follows (in thousands):

                                                  Years Ended
                                                    June 30,
                                   -----------------------------------------
                                     1998             1997            1996
                                   ---------        ---------       --------

 Operating activities              $  45,062        $  52,765       $ 39,315
 Investing activities               (152,117)        (109,709)       (67,534)
 Financing activities                134,115           60,826         12,050
                                   ---------        ---------       --------

 Net increase (decrease) in
   cash and cash equivalents       $  27,060        $   3,882       $(16,169)
                                   =========        =========       ========

The Company's primary sources of liquidity have been cash flows from operating activities, including excess cash flow distributions from the Trusts, borrowings under its warehouse credit facilities, sales of auto receivables to Trusts in securitization transactions and the issuance of senior notes. The Company's primary uses of cash have been purchases and originations of receivables and funding credit enhancement requirements for securitization transactions.

The Company purchased $1,737.8 million, $906.8 million and $432.4 million of auto finance contracts during the years ended June 30, 1998, 1997 and 1996 requiring cash of $1,717.0 million, $896.7 million and $417.2 million, respectively, net of acquisition fees and other items. These purchases were funded initially utilizing warehouse credit facilities and subsequently through the sale of receivables in securitization transactions

The Company has a funding agreement with an administrative agent on behalf of an institutionally managed commercial paper conduit and a group of banks under which up to $245 million of structured warehouse financing is available to the Company. The Company utilizes this facility to fund auto receivables pending securitization. The facility matures in October 1998 and the Company is negotiating to renew and expand the facility. A total of $140.7 million was outstanding under this facility as of June 30, 1998.

In addition, the Company has a credit agreement with a group of banks that provides for borrowings up to $265 million, subject to a defined borrowing base. The Company utilizes the facility to fund its auto lending activities and daily operations. The facility matures in April 1999. There were no outstanding balances under the credit agreement as of June 30, 1998.

The Company also has a mortgage warehouse facility with a bank under which the Company may borrow up to $75 million, subject to a defined borrowing base, to fund mortgage loan originations. The facility expires in February 1999. A total of $24.9 million was outstanding under the mortgage facility as of June 30, 1998.

The Company has completed thirteen auto receivables securitization transactions through June 30, 1998. The proceeds from the transactions were primarily used to repay borrowings outstanding under the Company's warehouse credit facilities.

A summary of these transactions is as follows:

                                                      Original                 Balance at
                                                       Amount                 June 30, 1998
  Transaction                  Date                (in millions)              (in millions)
  -----------                  ----                -------------              -------------

1994-A                   December 1994             $        51.0               Paid in full
1995-A                   June 1995                          99.2               Paid in full
1995-B                   December 1995                      65.0              $         8.7
1996-A                   March 1996                         89.4                        18.7
1996-B                   May 1996                          115.9                        35.1
1996-C                   August 1996                       175.0                        55.0
1996-D                   November 1996                     200.0                        87.5
1997-A                   March 1997                        225.0                       117.6
1997-B                   May 1997                          250.0                       146.1
1997-C                   August 1997                       325.0                       220.0
1997-D                   November 1997                     400.0                       322.5
1998-A                   February 1998                     425.0                       380.9
1998-B                   May 1998                          525.0                       507.5
                                                   -------------              --------------

                                                   $     2,945.5              $      1,899.6
                                                   =============              ==============

In connection with securitization transactions, the Company is required to fund certain credit enhancement levels set by the insurer of the asset-backed securities issued by the Trusts. The Company typically makes an initial deposit to a restricted cash account and subsequently uses excess cash flows generated by the Trusts to either increase the restricted cash account or repay the outstanding asset-backed securities on an accelerated basis, thus creating additional credit enhancement through overcolleratization in the Trusts. When the credit enhancement levels reach specified percentages of the Trust's pool of receivables, excess cash flows are distributed to the Company.

Initial deposits to restricted cash accounts were $56.7 million, $71.4 million and $2.9 million for the years ended June 30, 1998, 1997 and 1996. Excess cash flows distributed to the Company were $38.0 million, $19.4 million and $1.2 million for the years ended June 30, 1998, 1997 and 1996.

Certain agreements with the insurer provide that if delinquency, default and net loss ratios in a Trust's pool of receivables exceed certain targets, the specified credit enhancement levels would be increased. As of June 30, 1998, none of the Company's securitizations had delinquency, default and net loss ratios in excess of the targeted levels.

The Company has outstanding $175 million of senior notes which are due in February 2004. Interest on the notes is payable semi-annually in August and February at a rate of 9 1/4% per annum. The notes may be redeemed at the option of the Company after February 2001 at a premium declining to par in February 2003.

The Company's Board of Directors has authorized the repurchase of up to 6,000,000 shares of the Company's common stock. A total of 4,594,700 shares at an aggregate purchase price of $27.4 million had been purchased pursuant to this program through June 30, 1998, although no common stock has been repurchased since September 1996. The Indenture pursuant to which the senior notes were issued contains restrictions as to the amount of common stock which may be repurchased by the Company.

The Company operated 129 auto lending branch offices as of June 30, 1998 and plans to open 45 branches in fiscal 1999. The Company may also expand loan production capacity at existing auto lending branch offices where appropriate and may expand its mortgage lending activities. While the Company has been able to establish and grow its finance businesses thus far, there can be no assurance that future expansion will be successful due to competitive, regulatory, market, economic or other factors.

As of June 30, 1998, the Company had $33.1 million in cash and cash equivalents. The Company also had available borrowing capacity of $90.4 million under its bank credit agreement pursuant to the borrowing base requirement of such facility. The Company estimates that it will require additional external capital for fiscal 1999 in addition to existing capital resources in order to fund expansion of its lending activities.

The Company anticipates that such funding will be in the form of additional securitization transactions, renewal and expansion of its warehouse credit facilities and implementation of other warehouse credit facilities. There can be no assurance that funding will be available to the Company through these sources or, if available, that it will be on terms acceptable to the Company.

INTEREST RATE RISK

Since the Company's funding strategy is dependent upon the issuance of interest-bearing securities and the incurrence of debt, fluctuations in interest rates impact the Company's profitability. The Company utilizes several strategies to minimize the risk of interest rate fluctuations, including the use of derivative financial instruments, the regular sale of auto receivables to the Trusts and pre-funding securitizations, whereby the amount of asset-backed securities issued in a securitization exceeds the amount of receivables initially sold to the Trust. The proceeds from the pre-funded portion are held in an escrow account until the Company sells additional receivables to the Trust in amounts up to the balance of the pre-funded escrow account. In pre-funded securitizations, the Company locks in the borrowing costs with respect to the loans it subsequently delivers to the Trust. However, the Company incurs an expense in pre-funded securitizations equal to the difference between the money market yields earned on the proceeds held in escrow prior to subsequent delivery of receivables and the interest rate paid on the asset-backed securities outstanding.

Derivative financial instruments are utilized to manage the gross interest rate spread on the Company's securitization transactions. The Company sells fixed rate auto receivables to Trusts that, in turn, sell either fixed rate or floating rate securities to investors. The fixed rates on securities issued by the Trusts are indexed to rates on U.S. Treasury Notes with similar average maturities. The Company uses Forward U.S. Treasury Rate Lock agreements to lock in the indexed rate for specific anticipated securitization transactions. The floating rates on securities issued by the Trusts are indexed to London Interbank Offered Rates (LIBOR). The Company uses Interest Rate Swap agreements to convert the floating rate exposures on these securities to a fixed rate.

The table below provides information about the Company's derivative financial instruments by expected maturity date as of June 30, 1998 (dollars in thousands). Notional amounts, which are used to calculate the contractual payments to be exchanged under the contracts, represent average amounts which will be outstanding for each of the years included in the table.


                                                 Years Ending
                               -----------------------------------------------
                               June 30,      June 30,     June 30,
                                 1999          2000         2001    Fair Value
                                 ----          ----         ----    ----------
Interest Rate Swaps:
  Notional amounts             $997,200      $466,000      $52,500  $      659
  Average pay rate                 5.75%         5.70%        5.78%
  Average receive rate             5.76%         5.75%        5.90%

U.S. Treasury Rate Locks:
  Notional amounts             $300,000                             $      473
  Average strike rate              5.42%
  Average forward rate             5.52%

There can be no assurance that the Company's strategies will be effective in minimizing interest rate risk or that increases in interest rates will not have an adverse effect on the Company's profitability.

YEAR 2000 ISSUE

The year 2000 issue is whether the Company's or its vendors' computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail.

The Company has developed a comprehensive project plan for achieving year 2000 readiness. An inventory of critical hardware and software has been completed and information technology components have been assessed. This assessment included major suppliers and business partners and the Company is monitoring their continued progress toward year 2000 compliance; however, the Company does not rely on any single supplier or partner to conduct business. The Company is currently in the process of renovating or replacing critical systems and plans to complete this phase by December 31, 1998. Integrated testing and installation of all renovated systems is planned for early calendar 1999 with an estimated completion date of March 31, 1999. In addition, the Company expects to have contingency plans for critical systems complete by December 31, 1998. Year 2000 project costs incurred through June 30, 1998 have not been material. Approximately $200,000 has been budgeted in fiscal 1999 to fund year 2000 project efforts.

The Company presently believes that with modifications to existing systems and/or conversion to new systems, the year 2000 issue will not pose significant operational problems for the Company. However, if such modifications and conversions are not made, or are not completed in a timely manner, the year 2000 issue could have a material impact on the operations of the Company. In addition, there can be no assurance that unforeseen problems in the Company's computer systems, or the systems of third parties on which the Company's computers rely, would not have an adverse effect on the Company's systems or operations.

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed above are forward looking statements that involve risks and uncertainties including competitive factors, the management of growth, portfolio credit quality, the availability of capital resources and other risks detailed from time to time in the Company's filings and reports with the Securities and Exchange Commission including the Company's Annual Report on Form 10-K for the year ended June 30, 1998. Such statements are only predictions and actual events or results may differ materially.

                               AMERICREDIT CORP.
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                               ASSETS
                                                           June 30,           June 30,
                                                             1998               1997
                                                             ----               ----
Cash and cash equivalents                                  $ 33,087           $  6,027
Receivables held for sale, net                              342,853            266,657
Interest-only receivables from Trusts                       137,803             59,933
Investments in Trust receivables                            117,990             54,443
Restricted cash                                              68,258             67,895
Property and equipment,net                                   23,385             13,884
Other assets                                                 25,185             24,614
                                                           --------           --------

  Total assets                                             $748,561           $493,453
                                                           ========           ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Warehouse credit facilities                             $165,608           $ 72,045
   Senior notes                                             175,000            125,000
   Other notes payable                                        6,410             27,206
   Accrued taxes and expenses                                52,241             39,362
   Deferred income taxes                                     43,141             13,304
                                                           --------           --------

   Total liabilities                                        442,400            276,917
                                                           --------           --------

Commitments and contingencies (Note 6)

Shareholders' equity:
   Preferred stock, $.01 par value per share,
        20,000,000 shares authorized; none issued
   Common stock, $.01 par value per share,
        120,000,000 shares authorized;
        34,636,474 and 33,255,173 shares issued                 346                333
   Additional paid-in capital                               230,295            203,544
   Unrealized gain on interest-only
        receivables, net of income taxes                      4,431              2,954
   Retained earnings                                         94,207             33,466
                                                           --------           --------

                                                            329,279            240,297
   Treasury stock, at cost (3,833,659 and
        3,959,071 shares)                                   (23,118)           (23,761)
                                                           --------           --------

   Total shareholders' equity                               306,161            216,536
                                                           --------           --------

   Total liabilities and shareholders' equity              $748,561           $493,453
                                                           ========           ========

                  The accompanying notes are an integral part
                   of these consolidated financial statements

                               AMERICREDIT CORP.
                       CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 Years Ended
                                                                 --------------------------------------------

                                                                   June 30,        June 30,         June 30,
                                                                     1998            1997             1996
                                                                 -----------     -----------      -----------

Revenue:
  Finance charge income                                          $    55,837     $    44,910      $    51,706
  Gain on sale of receivables                                        123,245          67,256           22,873
  Servicing fee income                                                42,684          21,024            3,712
  Investment income                                                    5,054           2,909            1,075
  Other income                                                         1,120           1,648            1,612
                                                                 -----------     -----------      -----------

                                                                     227,940         137,747           80,978
                                                                 -----------     -----------      -----------

Costs and expenses:
  Operating expenses                                                  94,484          51,915           25,681
  Provision for losses                                                 7,555           6,595            7,912
  Interest expense                                                    27,135          16,312           13,129
                                                                 -----------     -----------      -----------

                                                                     129,174          74,822           46,722
                                                                 -----------     -----------      -----------

Income before income taxes                                            98,766          62,925           34,256

Income tax provision                                                  38,025          24,226           12,665
                                                                 -----------     -----------      -----------

Net income                                                       $    60,741     $    38,699      $    21,591
                                                                 ===========     ===========      ===========

Earnings per share:
  Basic                                                          $      2.02     $      1.34      $      0.76
                                                                 ===========     ===========      ===========
  Diluted                                                        $      1.86     $      1.26      $      0.71
                                                                 ===========     ===========      ===========

Weighted average shares
  outstanding                                                     30,094,394      28,887,362       28,524,571
                                                                 ===========     ===========      ===========

Weighted average shares and
  assumed incremental shares                                      32,601,730      30,787,274       30,203,298
                                                                 ===========     ===========      ===========




                  The accompanying notes are an integral part
                   of these consolidated financial statements

                               AMERICREDIT CORP.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)


                                  Common Stock     Additional               Retained          Treasury Stock
                                  ------------      Paid-in    Unrealized   Earnings          ---------------
                                Shares     Amount   Capital       Gain     (Deficit)       Shares         Amount
                                ------     ------   -------       ----     ---------       ------         ------

Balance at July 1, 1995       32,117,201    $321    $185,573    $          $(26,824)     3,400,039       $(11,844)

Common stock issued on
  exercise of options            523,762       5       3,045

Income tax benefit from
  exercise of options                                  1,387

Purchase of treasury stock                                                                 829,000        (10,710)

Common stock issued for
  employee benefit plans                                                                  (108,556)           681

Net income                                                                   21,591
                              ----------    ----    --------    ------     --------      ---------       --------

  Balance at June 30, 1996    32,640,963     326     190,005                 (5,233)     4,120,483        (21,873)

Common stock issued on
  exercise of options            614,210       7       5,646

Common stock issued for
  acquisition                                          4,700                              (400,000)         2,400

Income tax benefit from
  exercise of options                                  2,652

Unrealized gain on
 interest-
  only receivables, net
  of income taxes of $1,848                                      2,954

Purchase of treasury stock                                                                 315,200         (4,387)

Common stock issued for
  employee benefit plans                                 541                               (76,612)            99

Net income                                                                   38,699
                              ----------    ----    --------    ------     --------      ---------       --------

  Balance at June 30, 1997    33,255,173     333     203,544     2,954       33,466      3,959,071        (23,761)

Common stock issued on
  exercise of options          1,381,301      13      16,007

Income tax benefit from
  exercise of options                                  9,575

Unrealized gain on
  interest-only receivables,
  net of income taxes of $967                                    1,477

Common stock issued for
  employee benefit plans                               1,169                              (125,412)           643

Net income                                                                   60,741
                              ----------    ----    --------    ------     --------      ---------       --------

  Balance at June 30, 1998    34,636,474    $346    $230,295    $4,431     $ 94,207      3,833,659       $(23,118)
                              ==========    ====    ========    ======     ========      =========       ========


                  The accompanying notes are an integral part
                   of these consolidated financial statements

                               AMERICREDIT CORP.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                           Years Ended
                                                                              ------------------------------------

                                                                                June 30,     June 30,    June 30,
                                                                                  1998         1997        1996
                                                                                  ----         ----        ----
Cash flows from operating activities:
  Net income                                                                  $    60,741   $  38,699   $  21,591
  Adjustments to reconcile net income
     to net cash provided by operating activities:
        Depreciation and amortization                                               4,498       2,203       1,528
        Provision for losses                                                        7,555       6,595       7,912
        Deferred income taxes                                                      38,139      24,428      11,681
        Non-cash gain on sale of auto receivables                                (113,428)    (66,203)    (16,347)
        Changes in assets and liabilities:
          Interest-only receivables from Trusts                                    38,002      22,891       4,528
          Other assets                                                             (3,324)     (2,341)       (984)
          Accrued taxes and expenses                                               12,879      26,493       9,406
                                                                              -----------   ---------   ---------
               Net cash provided by operating
                 activities                                                        45,062      52,765      39,315
                                                                              -----------   ---------   ---------
Cash flows from investing activities:
  Purchases of auto receivables                                                (1,717,006)   (896,711)   (417,235)
  Originations of mortgage receivables                                           (137,169)    (53,770)
  Principal collections and recoveries on receivables                              18,384      64,389      94,948
  Net proceeds from sale of auto receivables                                    1,632,357     814,107     285,779
  Net proceeds from sale of mortgage receivables                                  119,683      52,489
  Increase in investments in Trust receivables                                    (63,547)    (33,169)    (21,274)
  Increase in restricted cash                                                        (363)    (52,591)    (10,297)
  Purchases of property and equipment                                              (9,456)     (4,511)     (3,162)

  Decrease in other assets                                                          5,000          58       3,707
                                                                              -----------   ---------   ---------

               Net cash used by investing activities                             (152,117)   (109,709)    (67,534)
                                                                              -----------   ---------   ---------

Cash flows from financing activities:
  Net change in warehouse credit facilities                                        93,563     (17,264)     86,000
  Proceeds from issuance of senior notes                                           47,762     120,894
  Payments on other notes payable                                                 (25,042)    (44,710)    (66,971)
  Proceeds from issuance of common stock                                           17,832       6,293       3,731
  Purchase of treasury stock                                                                   (4,387)    (10,710)
                                                                              -----------   ---------   ---------

               Net cash provided by financing activities                          134,115      60,826      12,050
                                                                              -----------   ---------   ---------

Net increase (decrease) in cash and cash equivalents                               27,060       3,882     (16,169)

Cash and cash equivalents at beginning of year                                      6,027       2,145      18,314
                                                                              -----------   ---------   ---------

Cash and cash equivalents at end of year                                      $    33,087   $   6,027   $   2,145
                                                                              ===========   =========   =========



                  The accompanying notes are an integral part
                   of these consolidated financial statements

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

History and Operations

AmeriCredit Corp. ("the Company") was formed on August 1, 1986 and, since September 1992, has been in the business of purchasing, securitizing and servicing automobile sales finance contracts. The Company operated 129 auto lending branch offices in 36 states as of June 30, 1998. The Company also acquired a subsidiary in November 1996 which originates and sells mortgage loans.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the amount of revenue and costs and expenses during the reporting periods. Actual results could differ from those estimates. These estimates include, among other things, assumptions for cumulative credit losses, timing of cash flows, discount rates and to a lesser extent, anticipated prepayments on receivables sold in securitization transactions and the determination of the allowance for losses on receivables held for sale.

Cash Equivalents

Investments in highly liquid securities with original maturities of 90 days or less are included in cash and cash equivalents.

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Receivables Held for Sale

Receivables held for sale are carried at the lower of cost or fair value. Finance charge income related to receivables held for sale is recognized using the interest method. Accrual of finance charge income is suspended on accounts which are more than 60 days delinquent. Fees and commissions received and direct costs of originating loans are deferred and amortized over the term of the related receivables using the interest method.

Provisions for losses are charged to operations in amounts sufficient to maintain the allowance for losses at a level considered adequate to cover estimated losses in the receivables held for sale portfolio. Automobile sales finance contracts are typically purchased by the Company for a non-refundable acquisition fee on a non-recourse basis, and such acquisition fees are also added to the allowance for losses. The Company reviews historical origination and charge-off relationships, charge-off experience factors, collection data, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the provision for losses and the allowance for losses. Receivables are charged-off to the allowance for losses when the Company repossesses and disposes of the collateral or the account is otherwise deemed uncollectible.

Securitization Related Assets

The Company periodically sells auto receivables to certain special purpose financing trusts (the "Trusts"), and the Trusts in turn issue asset-backed securities to investors. The Company retains an interest in the receivables sold in the form of a residual or interest-only strip and may also retain other subordinated interests in the receivables sold to the Trusts. The residual or interest-only strips represent the present value of future excess cash flows resulting from the difference between the finance charge income received from the obligors on the receivables and the interest paid to the investors in the asset-backed securities, net of credit losses, servicing fees and other expenses.

Upon the transfer of receivables to the Trusts, the Company removes the net book value of the receivables sold from its consolidated balance sheets and allocates such carrying value between the assets transferred and the interests

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securitization Related Assets (cont.)

retained, based upon their relative fair values at the settlement date. The difference between the sales proceeds, net of transaction costs, and the allocated basis of the assets transferred is recognized as a gain on sale of receivables.

The allocated basis of the interests retained is classified as either interest-only receivables from Trusts or investments in Trust receivables in the Company's consolidated balance sheets depending upon the form of interest retained by the Company.

Since interest-only receivables can be contractually prepaid or otherwise settled in such a way that the holder would not recover all of its recorded investment, these assets are classified as available for sale and are measured at fair value. Unrealized holding gains or temporary holding losses are reported net of income tax effects as a separate component of shareholders' equity until realized. If a decline in fair value is deemed other than temporary, the assets are written down through a charge to operations.

The fair value of interest-only receivables from Trusts is estimated by calculating the present value of the excess cash flows in the Trusts using a discount rate commensurate with the risks involved. Such calculations include estimates of cumulative credit losses and prepayment rates for the remaining term of the receivables transferred to the Trusts since these factors impact the amount and timing of future excess cash flows. If cumulative credit losses and prepayment rates exceed the Company's original estimates, the assets are written down through a charge to operations. Favorable credit loss and prepayment experience compared to the Company's original estimates would result in additional earnings when realized.

A financial guaranty insurance company (the "Insurer") has provided a financial guaranty insurance policy for the benefit of the investors in each series of asset-backed securities issued by the Trusts. In connection with the issuance of the policies, the Company is required to establish a separate cash account with a trustee for the benefit of the Insurer for each series of securities and related receivables pools. Monthly cash collections from the pools of receivables in excess of required principal and interest payments on the asset-backed securities and servicing fees and other expenses are either added to the

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securitization Related Assets (cont.)

restricted cash accounts or used to repay the outstanding asset-backed securities on an accelerated basis, thus creating additional credit enhancement through overcollateralization in the Trusts. This overcollateralization is recognized as investments in Trust receivables in the Company's consolidated balance sheets. When the credit enhancement levels reach specified percentages of the pools of receivables, excess cash flows are distributed to the Company. In the event that monthly cash collections from any pool of receivables are insufficient to make required principal and interest payments to the investors and pay servicing fees and other expenses, any shortfall would be drawn from the restricted cash accounts.

Certain agreements with the Insurer provide that if delinquency, default and net loss ratios in the pools of receivables supporting the asset-backed securities exceed certain targets, the specified levels of credit enhancement would be increased and, in certain cases, the Company would be removed as servicer of the receivables.

Property and Equipment

Property and equipment are carried at cost. Depreciation is generally provided on a straight-line basis over the estimated useful lives of the assets. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition and any resulting gain or loss is included in operations. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and betterments are capitalized.

Off Balance Sheet Financial Instruments

The Company periodically enters into arrangements to manage the gross interest rate spread on its securitization transactions. These arrangements include the use of Forward U.S. Treasury Rate Lock and Interest Rate Swap Agreements. The face amount and terms of the Forward U.S. Treasury Rate Lock Agreements generally correspond to the principal amount and average maturities of receivables expected to be sold to the Trusts and the related asset-backed securities to be issued by the Trusts. Gains or losses on these agreements are deferred and recognized as a component of the gain on sale of receivables at

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Off Balance Sheet Financial Instruments (cont.)

the time that receivables are transferred to the Trusts. The Interest Rate Swap Agreements are used to convert the interest rates on floating rate securities issued by the Trusts to a fixed rate. The notional amounts of these agreements approximate the outstanding balance of certain floating rate securities. The estimated differential payments required under these agreements are recognized as a component of the gain on sale of receivables at the time that receivables are transferred to the Trusts.

Income Taxes

Deferred income taxes are provided in accordance with the asset and liability method of accounting for income taxes to recognize the tax effects of temporary differences between financial statement and income tax accounting.

Earnings Per Share

The Company adopted the requirements of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") effective for periods ended December 31, 1997 and thereafter. SFAS 128 establishes new standards for computing and presenting earnings per share, replacing existing accounting standards. The new standard requires dual presentation of basic and diluted earnings per share and a reconciliation between the two amounts. Basic earnings per share excludes dilution and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. All prior period earnings per share and related weighted average share amounts have been restated to conform to the requirements of SFAS 128.

Recent Accounting Developments

Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Developments (cont.)

established accounting and reporting standards for transfers of financial assets and applies to the Company's sales of auto receivables to the Trusts. Adoption of SFAS 125, which was applied prospectively to transactions occurring subsequent to December 1996, resulted in increases of $4,802,000 in interest-only receivables from Trusts, $1,848,000 in deferred income taxes and $2,954,000 in shareholders' equity as of June 30, 1997.

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income and its components in a full set of financial statements. The new standard requires that all items that are required to be recognized under accounting standards as components of comprehensive income, including an amount representing total comprehensive income, be reported in a financial statement that is displayed with the same prominence as other financial statements. Pursuant to SFAS 130, the Company will be required to display total comprehensive income, including net income and changes in the unrealized gain on interest-only receivables, in its consolidated financial statements for the year ending June 30, 1999 and thereafter.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way companies report information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports. The new pronouncement also establishes standards for related disclosures about products and services, geographic areas and major customers. The statement is effective for financial statements for periods beginning after December 15, 1997. The Company's auto finance business is currently the only segment reportable under SFAS 131.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The new standard requires that all derivatives be recognized as either assets or liabilities in the consolidated

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Developments (cont.)

balance sheets and that those instruments be measured at fair value. If certain conditions are met, a derivative may be specifically designated as a hedging instrument. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. While the new standard will apply to the Company's derivative financial instruments, the Company does not believe that adoption of SFAS 133 will have a material effect on the Company's consolidated financial position or results of operations.


2. RECEIVABLES HELD FOR SALE

Receivables held for sale consist of the following (in thousands):

                                       June 30,               June 30,
                                         1998                   1997
                                         ----                   ----

Auto receivables                       $334,110               $275,249

Less allowance for losses               (12,756)               (12,946)
                                       --------               --------

Auto receivables, net                   321,354                262,303

Mortgage receivables                     21,499                  4,354
                                       --------               --------

                                       $342,853               $266,657
                                       ========               ========

Auto receivables are collateralized by vehicle titles and the Company has the right to repossess the vehicle in the event that the consumer defaults on the payment terms of the contract. Mortgage receivables are collateralized by liens on real property and the Company has the right to foreclose in the event that the consumer defaults on the payment terms of the contract.

The accrual of finance charge income has been suspended on $8,729,000 and $12,704,000 of delinquent auto receivables as of June 30, 1998 and 1997, respectively.

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. RECEIVABLES HELD FOR SALE (CONT.)

A summary of the allowance for losses is as follows (in thousands):

                                                   Years Ended
                                         ---------------------------------

                                         June 30,    June 30,    June 30,
                                           1998        1997        1996
                                           ----        ----        ----

Balance at beginning of year             $ 12,946    $ 13,602    $ 19,951
Provision for losses                        7,555       6,595       7,912
Acquisition fees                           49,859      30,688      18,097
Allowance related to receivables
  sold to Trusts                          (48,464)    (20,974)    (13,461)
Net charge-offs-auto receivables           (9,140)    (16,965)    (18,322)
Net charge-offs-other                                                (575)
                                         --------    --------    --------

  Balance at end of year                 $ 12,756    $ 12,946    $ 13,602
                                         ========    ========    ========

3. INTEREST-ONLY RECEIVABLES FROM TRUSTS

As of June 30, 1998 and 1997, the Company was servicing $1,968.4 million and $863.0 million, respectively, of auto receivables which have been sold to the Trusts. The Company has retained an interest in these receivables in the form of interest-only strips.

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. INTEREST-ONLY RECEIVABLES FROM TRUSTS (CONT.)

A summary of interest-only receivables is as follows (in thousands):

                                                Years Ended
                                      --------------------------------
                                       June 30,   June 30,   June 30,
                                         1998       1997       1996
                                         ----       ----       ----

Balance at beginning of year          $ 59,933   $ 11,819
Non-cash gain on sale of auto
  receivables                          113,428     66,203   $ 16,347
Accretion of present value discount     11,893      5,524      1,259
Change in unrealized gain                2,444      4,802
Excess cash flows in the Trusts        (43,645)   (28,415)    (5,787)
Permanent impairment write-down         (6,250)
                                      --------   --------   --------

  Balance at end of year              $137,803   $ 59,933   $ 11,819
                                      ========   ========   ========

A summary of the allowance for losses included as a component of the interest-only receivables is as follows (in thousands):

                                                Years Ended
                                      --------------------------------
                                       June 30,   June 30,   June 30,
                                         1998       1997       1996
                                         ----       ----       ----

Balance at beginning of year          $ 74,925   $ 25,616   $
Assumptions for cumulative credit
  losses                               174,446     75,575     27,268
Permanent impairment write-down          6,250
Net charge-offs                        (78,862)   (26,266)    (1,652)
                                      --------   --------   --------

  Balance at end of year              $176,759   $ 74,925   $ 25,616
                                      ========   ========   ========

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. WAREHOUSE CREDIT FACILITIES

Warehouse credit facilities consist of the following (in thousands:)

                                      June 30,                  June 30,
                                        1998                      1997
                                        ----                      ----

Commercial paper facility             $140,708

Bank credit agreement                                           $    345

Mortgage facility                       24,900                    71,700
                                      --------                  --------

                                      $165,608                  $ 72,045
                                      ========                  ========

The Company has a funding agreement with an administrative agent on behalf of an institutionally managed commercial paper conduit and a group of banks under which up to $245 million of structured warehouse financing is available. Under the funding agreement, the Company transfers auto receivables to CP Funding Corp. ("CPFC"), a special purpose finance subsidiary of the Company, and CPFC in turn issues a note, collateralized by such auto receivables, to the agent. The agent provides funding under the note to CPFC pursuant to an advance formula and CPFC forwards the funds to the Company in consideration for the transfer of auto receivables. While CPFC is a consolidated subsidiary of the Company, CPFC is a separate legal entity and the auto receivables transferred to CPFC and the other assets of CPFC are legally owned by CPFC and not available to creditors of AmeriCredit Corp. or its other subsidiaries. Advances under the note bear interest at commercial paper, London Interbank Offered Rates ("LIBOR") or prime rates plus specified fees depending upon the source of funds provided by the agent to CPFC. The funding agreement, which expires in October 1998, contains various covenants requiring certain minimum financial ratios and results.

The Company has a revolving credit agreement with a group of banks under which the Company may borrow up to $265 million, subject to a defined borrowing base. Borrowings under the credit agreement are collateralized by certain auto receivables and bear interest, based upon the Company's option, at either the

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. WAREHOUSE CREDIT FACILITIES (CONT.)

prime rate (8.5% as of June 30, 1998) or LIBOR plus 1.25%. The Company is also required to pay an annual commitment fee equal to 1/4% of the unused portion of the credit agreement. The credit agreement, which expires in April 1999, contains various restrictive covenants requiring certain minimum financial ratios and results and placing certain limitations on the incurrence of additional debt, capital expenditures, cash dividends and repurchase of common stock.

The Company also has a mortgage warehouse facility with a bank under which the Company may borrow up to $75 million, subject to a defined borrowing base. Borrowings under the facility are collateralized by certain mortgage receivables and bear interest, based upon the Company's option, at either the prime rate or LIBOR plus 1%. The Company is also required to pay an annual commitment fee equal to 1/8% of the unused portion of the facility. The facility expires in February 1999.

5. SENIOR NOTES

The Company has outstanding $175 million of senior notes which are due in February 2004. Interest on the notes is payable semi-annually at a rate of 9 1/4% per annum. The notes, which are uncollateralized, may be redeemed at the option of the Company after February 2001 at a premium declining to par in February 2003. The Indenture pursuant to which the notes were issued contains restrictions including limitations on the Company's ability to incur additional indebtedness other than certain collateralized indebtedness, pay cash dividends and repurchase common stock. Debt issuance costs are being amortized over the term of the notes, and unamortized costs of $5,478,000 and $3,983,000 as of June 30, 1998 and 1997, respectively, are included in other assets in the consolidated balance sheets.

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. COMMITMENTS AND CONTINGENCIES

Leases

Branch lending offices are generally leased for terms of up to five years with certain rights to extend for additional periods. The Company also leases office space for its loan servicing facilities and other operations under leases with terms up to ten years with renewal options. Lease expense was $4,206,000, $2,132,000 and $875,000 for the years ended June 30, 1998, 1997 and 1996, respectively. Lease commitments for years ending June 30 are as follows (in thousands):

                     1999                         $ 5,608
                     2000                           5,218
                     2001                           4,557
                     2002                           3,638
                     2003                           2,461
                     Thereafter                     5,744
                                                  -------

                                                  $27,226
                                                  =======

Derivative Financial Instruments

As of June 30, 1998, the Company had Forward U.S. Treasury Rate Lock Agreements to sell $150 million of U.S. Treasury Notes due August 2001 and $150 million of U.S. Treasury Notes due November 2001. The agreements expire August 20, 1998 and November 20, 1998, respectively. Any gain or loss on these agreements will be recognized as a component of the gain on sale of receivables upon transfers of receivables to the Trusts subsequent to June 30, 1998.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash equivalents, restricted cash, derivative financial instruments and managed auto receivables, which include auto receivables held for sale and auto receivables serviced by the Company on behalf of the Trusts. The Company's cash equivalents and restricted cash represent investments in highly rated securities placed through various major

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of Credit Risk (cont.)

financial institutions. The counterparties to the Company's derivative financial instruments are various major financial institutions. Managed auto receivables represent contracts with consumers residing throughout the United States, with borrowers located in California and Texas accounting for 14% and 11%, respectively, of the managed auto receivables portfolio as of June 30, 1998. No other state accounted for more than 10% of managed auto receivables.

Legal Proceedings

In the normal course of its business, the Company is named as a defendant in legal proceedings. These cases include claims for alleged truth-in-lending violations, nondisclosures, misrepresentations and deceptive trade practices, among other things. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages. In the opinion of management, the resolution of these proceedings will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

7. STOCK OPTIONS

General

The Company has certain stock-based compensation plans for employees, non-employee directors and key executive officers.

A total of 9,000,000 shares have been authorized for grants of options under the employee plans, of which 1,808,572 shares remain available for future grants as of June 30, 1998. The exercise price of each option must equal the market price of the Company's stock on the date of grant and the maximum term of each option is ten years. The vesting period is typically four years. Option grants, vesting periods and the term of each option are determined by a committee of the Company's Board of Directors.

A total of 1,302,500 shares have been authorized for grants of options under the non-employee director plans, of which 480,000 shares remain available for

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. STOCK OPTIONS (CONT.)

future grants as of June 30, 1998. The exercise price of each option must equal the market price of the Company's stock on the date of grant and the maximum term of each option is ten years. Option grants, vesting periods and the term of each option are established by the terms of the plans.

A total of 850,000 shares have been authorized for grants of options under the key executive officer plan, none of which remain available for future grants as of June 30, 1998. The exercise price of each option under this plan is $16 per share and the term of each option is seven years. These options became fully vested when the Company's common stock traded above certain targeted price levels for a specified time period.

The Company has elected not to adopt the fair value-based method of accounting for stock based awards and, accordingly, no compensation expense has been recognized for options granted under the plans described above. Had compensation expense for the Company's plans been determined using the fair value-based method, pro forma net income would have been $57,038,000, $33,217,000 and $15,224,000 and pro forma diluted earnings per share would have been $1.75, $1.08 and $0.50 for the years ended June 30, 1998, 1997 and 1996, respectively.

The following tables present information related to the Company's stock-based compensation plans. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                           Years Ended
                                 --------------------------------

                                 June 30,    June 30,    June 30,
                                   1998        1997        1996
                                   ----        ----        ----

Expected dividends                    0           0           0
Expected volatility                  32%         20%         20%
Risk-free interest rate            5.68%       5.87%       5.87%
Expected life                    5 Years     5 Years     5 Years

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. STOCK OPTIONS (CONT.)

Employee Plans

A summary of stock option activity under the Company's employee plans is as follows (shares in thousands):

                                                                      Years Ended
                                             -------------------------------------------------------------
                                                        June 30,             June 30,             June 30,
                                                          1998                 1997                 1996
                                                        --------             --------             --------
                                                        Weighted             Weighted             Weighted
                                                        Average              Average              Average
                                                        Exercise             Exercise             Exercise
                                              Shares     Price      Shares    Price      Shares    Price
                                             -------------------   ------------------   ------------------
Outstanding at
  beginning of year                            4,376     $ 9.35     3,664     $ 7.22     3,410     $ 5.00
Granted                                        1,820      26.27     1,251      15.47       672      13.59
Exercised                                     (1,017)     10.57      (423)      7.91      (373)      5.22
Forfeited                                       (144)     16.61      (116)     11.68       (45)      6.96
                                              ------     ------     -----     ------     -----     ------
Outstanding at
  end of year                                  5,035     $15.01     4,376     $ 9.35     3,664     $ 7.22
                                              ======     ======     =====     ======     =====     ======

Options exerciseable at
  end of year                                  3,015     $10.22     3,161     $ 7.77     2,811     $ 4.51
                                              ======     ======     =====     ======     =====     ======

Weighted average fair value
  of options granted
  during year                                            $10.11               $ 4.21               $ 3.72
                                                         ======               ======               ======

A summary of options outstanding under employee plans as of June 30, 1998 is as follows (shares in thousands):

                                Options Outstanding                    Options Exerciseable
                  ------------------------------------------------   ------------------------

                                           Weighted       Weighted                   Weighted
                                         Average Years    Average                    Average
Range of                Number           of Remaining     Exercise      Number       Exercise
Exercise Prices       Outstanding      Contractual Life    Price     Outstanding      Price
---------------       -----------      ----------------    -----     -----------      -----

$2.50 to 4.63                 877            3.14          $ 3.36         877         $ 3.36
$5.50 to 9.13               1,140            6.34            7.35       1,099           7.34
$11.00 to 15.75               994            7.32           13.96         573          13.75
$16.38 to 18.38               291            8.53           16.78         108          16.67
$20.25 to 26.13             1,057            9.46           23.26         122          22.39
$26.75 to 32.75               676            9.71           31.38         236          31.27
                            -----                                       -----

                            5,035                                       3,015
                            =====                                       =====

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. STOCK OPTIONS (CONT.)

Non-employee Director Plans

A summary of stock option activity under the Company's non-employee director plans is as follows (shares in thousands):

                                                     Years Ended
                              ------------------------------------------------------------
                                          1998                 1997                 1996
                                          ----                 ----                 ----
                                        Weighted             Weighted             Weighted
                                        Average              Average              Average
                                        Exercise             Exercise             Exercise
                              Shares     Price     Shares     Price      Shares    Price
                              ------     ------    ------     ------     ------    ------

Outstanding at
  beginning of year              854     $ 4.41       913     $ 3.60        946    $ 2.80
Granted                           40      29.25        40      18.75         40     12.88
Exercised                       (131)      4.33       (99)      2.80        (73)     2.80
                              ------     ------    ------     ------     ------    ------

Outstanding at
  end of year                    763     $ 5.73       854     $ 4.41        913    $ 3.60
                              ======     ======    ======     ======     ======    ======

Options exerciseable at
  end of year                    763     $ 5.73       854     $ 4.41        873    $ 3.53
                              ======     ======    ======     ======     ======    ======

Weighted average fair value
  of options granted
  during year                            $11.31               $ 5.14               $ 3.53
                                         ======               ======               ======

A summary of options outstanding under non-employee director plans as of June 30, 1998 is as follows (shares in thousands):

                                                       Options Outstanding
                               --------------------------------------------------------------------
                                                    Weighted      Weighted                 Weighted
                                                 Average Years    Average                  Average
        Range of                 Number           of Remaining    Exercise      Number     Exercise
     Exercise Prices           Outstanding      Contractual Life   Price      Outstanding   Price
     ---------------           -----------      ----------------   -----      -----------   -----

$2.80 to 6.50                          653            3.05        $ 3.15          653      $ 3.15
$12.88 to 18.75                         70            7.97         16.27           70       16.27
$29.25                                  40            9.35         29.25           40       29.25
                                       ---                                        ---

                                       763                                        763
                                       ===                                        ===

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. STOCK OPTIONS (CONT.)

Key Executive Officer Plan

A summary of stock option activity under the Company's key executive officer plan is as follows (shares in thousands):

                                                           Years Ended
                                    -----------------------------------------------------------
                                               June 30,            June 30,            June 30,
                                                 1998                1997                1996
                                               --------            --------            --------
                                               Weighted            Weighted            Weighted
                                               Average             Average             Average
                                               Exercise            Exercise            Exercise
                                    Shares      Price      Shares   Price      Shares   Price
                                   --------------------   ------------------  -----------------
Outstanding at
  beginning of year                    850      $16.00       850    $16.00
Granted                                                                          850     16.00
                                    ------      ------    ------    ------    ------    ------
Outstanding at end
  of year                              850      $16.00       850    $16.00       850    $16.00
                                    ======      ======    ======    ======    ======    ======

Options exercisable at
  end of year                          850      $16.00
                                    ======      ======
Weighted average fair value
  of options granted
  during year                                                                           $ 4.38
                                                                                        ======

A summary of options outstanding under the key executive officer plan as of June 30, 1998 is as follows (shares in thousands):

                                        Options Outstanding
                          ---------------------------------------------------
                                            Weighted               Weighted
                                            Average Years          Average
Range of                  Number            of Remaining           Exercise
Exercise Prices           Outstanding       Contractual Life       Price
-------------------       -------------     ------------------     ----------

$16.00                          850                4.81              $16.00


8. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. The Company's contributions to the plan were $358,000, $201,000 and $133,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. EMPLOYEE BENEFIT PLANS (CONT.)

The Company also has an employee stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the market value at specified dates. A total of 500,000 shares have been reserved for issuance under the plan. Shares purchased under the plan were 130,446, 104,215 and 97,143 for the years ended June 30, 1998, 1997 and 1996, respectively.

9. INCOME TAXES

The income tax provision consists of the following (in thousands):

                                Years Ended
                  ----------------------------------------

                  June 30,        June 30,        June 30,
                    1998            1997            1996
                    ----            ----            ----

Current           $  (114)        $  (202)        $   984
Deferred           38,139          24,428          11,681
                  -------         -------         -------

                  $38,025         $24,226         $12,665
                  =======         =======         =======

The Company's effective income tax rate on income before income taxes differs from the U.S. statutory tax rate as follows:

                                              Years Ended
                            -------------------------------------------------
                            June 30,            June 30,             June 30,
                              1998                1997                 1996
                              ----                ----                 ----

U.S. statutory tax rate       35.0%               35.0%                35.0%
Other                          3.5                 3.5                  2.0
                             -----               -----                -----

                             385.0%              385.0%               235.0%
                             =====               =====                =====

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (CONT.)

The deferred income tax provision consists of the following (in thousands):

                                                Years Ended
                                    -----------------------------------
                                    June 30,     June 30,      June 30,
                                      1998         1997          1996
                                      ----         ----          ----


Net operating loss carryforward     $(9,051)     $ 5,501       $ 8,387
Allowance for losses                    993       (1,046)        1,556
Gain on sale of receivables          39,770       14,824
Change in valuation allowance                                     (320)
Other                                 6,427        5,149         2,058
                                    -------      -------       -------

                                    $38,139      $24,428       $11,681
                                    =======      =======       =======

The tax effects of temporary differences that give rise to deferred tax liabilities and assets are as follows (in thousands):

                                           June 30,         June 30,
                                             1998             1997
                                             ----             ----

Deferred tax liabilities:
   Gain on sale of receivables            $(54,594)        $(14,824)
   Unrealized gain on interest-only
     receivables                            (2,815)          (1,848)
   Other                                    (2,342)          (2,614)
                                          --------         --------
                                           (59,751)         (19,286)
                                          --------         --------
Deferred tax assets:
  Net operating loss carryforward           12,519            3,468
  Alternative minimum tax credits            1,567            1,873
  Other                                      2,524              641
                                          --------         --------
                                            16,610            5,982
                                          --------         --------

Net deferred tax liability                $(43,141)        $(13,304)
                                          ========         ========

As of June 30, 1998, the Company has a net operating loss carryforward of approximately $28,700,000 for federal income tax reporting purposes which

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (CONT.)

expires between June 30, 2008 and 2013 and an alternative minimum tax credit carryforward of approximately $1,600,000 with no expiration date.

10. EARNINGS PER SHARE

A reconciliation of weighted average shares used to compute basic and diluted earnings per share is as follows:

                                                Years Ended
                                 ------------------------------------------
                                  June 30,        June 30,        June 30,
                                    1998            1997            1996
                                    ----            ----            ----

Weighted average shares
  outstanding                    30,094,394      28,887,362      28,524,571

Incremental shares resulting
  from assumed exercise of
  stock options                   2,507,336       1,899,912       1,678,727
                                 ----------      ----------      ----------

Weighted average shares and
  assumed incremental shares     32,601,730      30,787,274      30,203,298
                                 ==========      ==========      ==========

Basic earnings per share have been computed by dividing net income by the weighted average shares outstanding. Diluted earnings per share have been computed by dividing net income by the weighted average shares and assumed incremental shares.

11. SUPPLEMENTAL INFORMATION

Cash payments for interest costs and income taxes consist of the following (in thousands):

                                                 Years Ended
                                     ------------------------------------
                                     June 30,      June 30,      June 30,
                                       1998          1997          1996
                                       ----          ----          ----

Interest costs (none capitalized)    $26,369       $15,196       $12,179
Income taxes                          14,804           599         1,447

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. SUPPLEMENTAL INFORMATION (CONT.)

During the years ended June 30, 1998 and 1997, the Company entered into lease agreements for property and equipment of $4,246,000 and $3,651,000, respectively.

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

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

Estimated fair values, carrying values and various methods and assumptions used in valuing the Company's financial instruments are set forth below (in thousands):

                                                   June 30, 1998                June 30, 1997
                                              -----------------------      -----------------------
                                              Carrying     Estimated       Carrying     Estimated
                                               Value       Fair Value        Value      Fair Value
                                               -----       ----------        -----      ----------
Financial assets:
  Cash and cash equivalents           (a)    $ 33,087       $ 33,087       $  6,027      $  6,027
  Receivables held for
    sale, net                         (b)     342,853        367,613        266,657       283,386
  Interest-only receivables
    from Trusts                       (c)     137,803        137,803         59,933        59,933
  Investments in Trust
    receivables                       (c)     117,990        117,990         54,443        54,443
  Restricted cash                     (a)      68,258         68,258         67,895        67,895
Financial liabilities:
  Warehouse credit facilities         (d)     165,608        165,608         72,045        72,045
  Senior notes                        (e)     175,000        177,625        125,000       123,825
  Other notes payable                 (f)       6,410          6,410         27,206        28,299
  Interest rate swaps                 (g)        (269)           170            735           236

Unrecognized financial instruments:
  Forward U.S. Treasury Note
    sales                             (h)                        473                          164
  Forward interest rate swaps         (g)                        489



(a) The carrying value of cash and cash equivalents and restricted cash is considered to be a reasonable estimate of fair value since these investments bear interest at market rates and have maturities of less than 90 days.

(b) Since the Company periodically sells its receivables, fair value is estimated by discounting future net cash flows expected to be realized from the sale of the receivables using interest rate, prepayment and credit loss assumptions similar to the Company's historical experience.

                               AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

(c) The fair value of interest-only receivables from Trusts is estimated by discounting the associated future net cash flows using discount rate, prepayment and credit loss assumptions similar to the Company's historical experience. The carrying value of investments in Trust receivables is considered to be a reasonable estimate of fair value since these assets are senior to the interest-only receivables from Trusts.

(d) The warehouse credit facilities have variable rates of interest and maturities of less than one year. Therefore, carrying value is considered to be a reasonable estimate of fair value.

(e)   The fair value of the senior notes is based on the quoted market price.

(f) The fair value of other notes payable is estimated based on rates currently available for debt with similar terms and remaining maturities.

(g) The fair value of the interest rate swaps is based on the quoted termination cost.

(h) The fair value of the forward U.S. Treasury Note sales are estimated based upon market prices for similar financial instruments.

13. STOCK SPLIT

On August 6, 1998, the Company's Board of Directors approved a two for one stock split to be effected in the form of a 100% stock dividend for shareholders of record on September 11, 1998, payable on September 30, 1998. Pro forma diluted earnings per share, giving retroactive effect to the stock split, were $0.93, $0.63 and $0.36 for the years ended June 30, 1998, 1997 and 1996, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS


BOARD OF DIRECTORS AND SHAREHOLDERS
  AMERICREDIT CORP.

We have audited the accompanying consolidated balance sheets of AmeriCredit Corp. as of June 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmeriCredit Corp. as of June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 1997, AmeriCredit Corp. changed its method of accounting for transfers and servicing of financial assets and extinguishment of liabilities.

PricewaterhouseCoopers LLP



Fort Worth, Texas
August 4, 1998, except as to the information presented in note 13 for which the date is August 6, 1998

                               AMERICREDIT CORP.

                               COMMON STOCK DATA

COMMON STOCK DATA

The Company's common stock trades on the New York Stock Exchange under the symbol ACF. There were 30,802,815 shares of common stock outstanding as of June 30, 1998. The following table sets forth the range of the high, low and closing sale prices for the Company's common stock as reported on the Composite Tape of the New York Stock Exchange Listed Issues.


                                    High    Low    Close

FISCAL YEAR ENDED JUNE 30, 1997

First Quarter                      $18.63  $12.00  $18.38

Second Quarter                      20.50   16.63   20.50

Third Quarter                       22.75   15.13   17.38

Fourth Quarter                      21.25   11.88   21.00

FISCAL YEAR ENDED JUNE 30, 1998

First Quarter                      $29.94  $20.06  $28.50

Second Quarter                      34.44   22.63   27.69

Third Quarter                       30.75   20.94   27.50

Fourth Quarter                      36.50   27.50   35.69

As of June 30, 1998, there were approximately 300 shareholders of record of the Company's common stock.

                               AMERICREDIT CORP.

                                QUARTERLY DATA
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       First        Second         Third        Fourth
                                      Quarter       Quarter       Quarter       Quarter
                                    -----------   -----------   -----------   -----------
Fiscal year ended June 30, 1998

Finance charge income               $    13,061   $    13,129   $    13,862   $    15,785
Gain on sale of receivables              26,042        27,733        32,329        37,141
Servicing fee income                      8,713        10,478        10,463        13,030
Income before income taxes               21,454        23,058        25,522        28,732
Net income                               13,194        14,181        15,696        17,670
Diluted earnings per share                 0.41          0.44          0.48          0.53
Weighted average shares and
  assumed incremental shares         31,991,958    32,406,559    32,484,809    33,298,838


Fiscal year ended June 30, 1997

Finance charge income               $    10,764   $    10,739   $    12,101   $    11,306
Gain on sale of receivables              12,590        15,561        17,757        21,348
Servicing fee income                      3,643         4,599         5,644         7,138
Income before income taxes               13,125        14,955        16,464        18,381
Net income                                8,072         9,198        10,126        11,303
Diluted earnings per share                 0.27          0.30          0.33          0.36
Weighted average shares and
  assumed incremental shares         30,118,939    30,678,189    31,033,230    31,098,326

                               AMERICREDIT CORP.
                            SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

200 Bailey Avenue
Fort Worth, Texas 76107-1220
817-332-7000


INVESTOR RELATIONS INFORMATION

For financial/investment data and general information about AmeriCredit Corp., write the Investor Relations Department at the above address or telephone 817-882-7009. Information about the Company may also be found on the Internet at http://www.americredit.com.


SHAREHOLDER SERVICES

For shareholder account information and other shareholder services, write the Corporate Secretary at the above address or telephone 817-882-7139.


ANNUAL MEETING

The annual meeting of the Company will be held on November 4, 1998, at 10 a.m. at the Fort Worth Club, 306 West Seventh Street, Fort Worth, Texas. All shareholders are cordially invited to attend.


TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
85 Challenger Rd., Overpeck Centre
Ridgefield Park, NJ 07660-2104
800-635-9270
hhtp://www.chasemellon.com


INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102-4183

FORM 10-K

Shareholders may obtain without charge a copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, by writing the Investor Relations Department at the corporate headquarters address or by accessing Investor Information on the Company's Web site at http://www.americredit.com.


DIRECTORS

Clifton H. Morris, Jr.
Chairman of the Board and Chief Executive Officer
AmeriCredit Corp.

Michael R. Barrington
Vice Chairman, President and Chief Operating Officer
AmeriCredit Corp.

Daniel E. Berce
Vice Chairman and Chief Financial Officer
AmeriCredit Corp.

Edward H. Esstman
President and Chief Operating Officer
AmeriCredit Financial Services, Inc.

James H. Greer
Chairman of the Board
Shelton W. Greer Co., Inc.

Gerald W. Haddock
President and Chief Executive Officer
Crescent Real Estate Equities Limited, L.P.

Douglas K. Higgins
Owner
Higgins & Associates

Kenneth H. Jones, Jr.
Vice Chairman
KBK Capital Corporation


OFFICERS

AMERICREDIT CORP.

Clifton H. Morris, Jr.
Chairman of the Board and Chief Executive Officer

Michael R. Barrington
Vice Chairman, President and Chief Operating Officer

Daniel E. Berce
Vice Chairman and Chief Financial Officer

Michael T. Miller
Executive Vice President and Chief Credit Officer

Preston A. Miller
Executive Vice President and Treasurer

Randall K. Benefield
Senior Vice President, Director of Management Information Systems

Steven P. Bowman
Senior Vice President, Director of Risk Management

Chris A. Choate
Senior Vice President, General Counsel and Secretary

Gregory K. Ellis
Senior Vice President and Controller

Patricia A. Jones
Senior Vice President, Director of Human Resources

AMERICREDIT FINANCIAL SERVICES, INC.

Edward H. Esstman
President and Chief Operating Officer

Philip A. Alberti
Executive Vice President, Consumer Finance Operations

Cheryl L. Miller
Executive Vice President, Collections and Customer Service

Todd M. Patin
Executive Vice President, Consumer Finance Operations

Cinde C. Perales
Executive Vice President, Loan Services

Martha J. Burman-Molloy
Senior Vice President, Branch Operations

S. Mark Floyd
Senior Vice President, Director of Strategic Alliances

Scott A. France
Senior Vice President, Regional Manager of Collections

John R. Gentry
Senior Vice President, Regional Manager of Collections

Reginald V. Gilmer
Senior Vice President, Regional Manager of Collections

Jan G. Gisburne
Senior Vice President, Branch Operations

Sandra J. Mancini
Senior Vice President, Branch Operations

Raeford H. Moore
Senior Vice President, Director of Administration and Chief of Staff

Matthew H. Mulkey
Senior Vice President, Branch Operations

Mike E. Urrutia
Senior Vice President, Branch Operations

Nils L. Wirstrom
Senior Vice President, Branch Operations


AMERICREDIT MORTGAGE SERVICES

Robert J. Frye
President and Chief Operating Officer

Denny P. Hanysak
Executive Vice President, Mortgage Services

Michael G. Hughes
Executive Vice President, Mortgage Services

William T. Cooperstein
Senior Vice President, Eastern Division