Form 10-K, Exhibit 13
period 1999-06-30
AMERICREDIT CORP
filed 1999-09-28
CIK 804269

                                                                    EXHIBIT 13.1


Corporate Profile

AmeriCredit is a national consumer finance company specializing in purchasing, securitizing and servicing automobile loans, and originating and selling mortgage loans. Through its branch network, the Company purchases loans made by franchised and select independent dealers to consumers buying late-model used and, to a lesser extent, new automobiles.

AmeriCredit targets borrowers who are typically unable to obtain "traditional" financing, and uses advanced techniques to evaluate applicants' credit profiles and predict default risk. The Company funds its auto lending activities primarily through the sale of loans in securitization transactions. Its automobile loan portfolio is serviced at regional centers using automated servicing and collection systems.

Letter to Shareholders

Fiscal 1999 was a year of significant accomplishment for AmeriCredit. We aggressively expanded our market share while achieving record profitability, better asset quality and higher returns on managed assets. Through our proprietary processes and systems developed over the past seven years, we have attained the leadership position in non-prime auto finance. This success provides AmeriCredit the momentum to advance to the next level. Our focus for fiscal 2000 and beyond is to further capitalize on the growth opportunities in our markets and leverage our core competencies to raise profitability and return on assets even higher.

Fiscal 1999 Results

AmeriCredit reported record net income of $74.8 million for fiscal 1999, an increase of 52% over net income of $49.3 million in fiscal 1998. On a per-share basis, fiscal 1999 earnings grew 46% to $1.11 from $0.76 last year. The fourth quarter of fiscal 1999 marked our 21st consecutive quarter of increased earnings.

As an alternative measure of our financial performance, we are now reporting pro forma "portfolio-based" earnings data. This data presents our operating results as if AmeriCredit were a portfolio lender, essentially excluding the effects of gain on sale accounting. Pro forma "portfolio-based" earnings, which are growing faster than our traditional earnings measure, were $53.8 million, or $0.80 per share for fiscal 1999, compared to $23.3 million, or $0.36 per share for the prior fiscal year.

Return on managed assets, a key metric we use internally to assess our operating results, increased to 1.7% in fiscal 1999 from 1.4% in fiscal 1998.

Strong asset growth, operating efficiency and effective risk management continue to be the primary drivers of our favorable performance trends.

Asset Growth

AmeriCredit's managed auto receivables grew 78% during the year to $4.1 billion at June 30, 1999. We purchased $2.9 billion of receivables during fiscal 1999, compared to $1.7 billion last year, an increase of 71%. Loan volume benefited from new branch office openings as well as market share gains in existing locations. In fact, mature offices produced 17% more loan volume during fiscal 1999 than in fiscal 1998.

We opened 47 offices during fiscal 1999, including our first two branches in Canada, bringing the total to 176 locations. Our branch network serviced 12,590 auto dealers in fiscal 1999, up from 9,204 dealers last year.

As a result of the strong market share growth we are experiencing and the significant volume opportunities presented by our strategic alliances, we expect to open only 19 additional branches during fiscal 2000 in order to achieve our growth targets.

AmeriCredit's Strategic Alliance Group added six new partners in the past 12 months, bringing the total to 10 at year end. Our alliance partners consist of six large auto dealer groups and four banks, including Chase Manhattan Bank. The alliance with Chase began this past March with the introduction of a pilot joint marketing program targeted to select auto dealers in Texas. Because of its success, Chase and AmeriCredit will soon expand the program to include pilots in Chase's five other regions across the country. We have also recently implemented an interface to receive credit applications electronically from Chase. As Chase's only non-prime auto lending partner, AmeriCredit stands to benefit from Chase's excellent reputation with auto dealers nationwide.

In fiscal 2000, we will also launch a direct lending initiative soliciting existing AmeriCredit customers as well as other prescreened consumers to obtain their next car loan from us. This strategy not only represents a new growth opportunity, but will also help the auto dealers we service by directing preapproved customers to their retail sites.


Operating Efficiency

Our strategy of using technology throughout the business, coupled with our increased scale of operations, allowed us to once again lower our cost ratio. AmeriCredit's ratio of operating expenses to average managed auto receivables dropped to 5.0% for fiscal 1999 from 5.4% the previous year. We expect to see further improvements in fiscal 2000 as we continue to benefit from economies of scale and technology initiatives.

We made investments in fiscal 1999 to speed the credit approval process with the installation of our new application processing system, reducing application turn time by 50% to less than one hour on average. This system, coupled with additional technology installed in each branch location, also allowed us to decrease funding time to as little as one day in most cases. We deployed enhanced behavioral assessment models and a new state-of-the-art predictive dialing system in the collection process to increase collector efficiency and aid customer service efforts.

Our technology initiatives for fiscal 2000 include greater use of the Internet to exchange information with auto dealers and consumers. We are also designing a strategy to accept and decision loan applications via the Internet.



Risk Management

AmeriCredit's key competitive strength remains our ability to effectively manage credit risk and price loans to achieve a consistent return. We again demonstrated our risk management competency by significantly growing loan volume in fiscal 1999 while at the same time lowering credit risk in the portfolio.

Net charge-offs declined to 4.7% of average managed auto receivables for fiscal 1999 from 5.3% for fiscal 1998. Our annualized charge-off rate of 4.5% for the fourth quarter of fiscal 1999 was at its lowest level in four years. Accounts more than 60 days past due at June 30, 1999, also decreased to 1.8% from 2.6% at June 30, 1998.

This improvement in credit quality is the result of further enhancements to our proprietary risk management tools as well as a greater concentration of lower-risk consumers in our portfolio. Through our data-mining initiatives, we created our third-generation family of scorecards and installed these new models in February 1999. This family of scorecards segments the application base into groups of accounts with similar profiles, thus increasing predictive capabilities. We will seek to refine our scoring models further next year through ongoing data collection and analysis.


Financing Activities

Fiscal 1999 was an active year for us in the capital markets. We increased our warehouse credit lines to over $1 billion at year end from $510 million at June 30, 1998, securing commitments from additional financial institutions and lowering our cost of funding by putting in place another commercial paper conduit facility.

We again accessed the public asset-backed securities market on a quarterly basis, raising $2.9 billion in four transactions, including our first $1 billion transaction in May 1999. AmeriCredit's consistent asset performance was a factor in enabling us to sell asset-backed securities last fall, a time when other independent finance companies were unable to raise new capital.

In April 1999, AmeriCredit issued an additional $200 million of senior notes in a transaction which was expanded from the original intended size due to strong investor demand. Finally, we sold 8,000,000 common shares through a follow-on public offering in August 1999, raising $97 million in equity capital. The proceeds from the senior notes and equity offering provide us with sufficient long-term capital to fund our growth plans for the next several years.



Outlook

AmeriCredit has distanced itself from the competition over the past seven years and has solidified its position as the preferred non-prime lender for auto dealers across the country. Our proven ability to assess and price credit risk and deliver superior service to our dealer customers provides us with a sustainable competitive advantage.

We believe our track record and capacity for future growth have created greater value than the equity capital markets have recognized heretofore. For our part, we remain committed to growing our market share and driving our profitability and return on managed assets higher. We will also strive to thoroughly communicate our performance to the investment community. While confident that we are building the foundation for long-term shareholder value, our challenge is to translate our operating successes into a higher stock price.

I want to thank our employees, customers and shareholders for their loyalty and support. AmeriCredit's success is a direct result of their ongoing commitment.


Sincerely,



Clifton H. Morris, Jr.
Chairman of the Board and Chief Executive Officer
September 8, 1999

Expanding

Over $600 billion of auto loans and leases were originated in the U.S. in 1998, including almost $200 billion to consumers with less-than-perfect credit. This market continues to grow at a steady 6% to 7% rate, creating enormous opportunity for lenders who have the expertise and the resources to keep up the pace. Lenders like AmeriCredit.

AmeriCredit's strategy for capturing more of this growing market is proving successful.

We continue adding new branches to our network across the U.S. and in Canada. The branch network has grown from five offices in 1993 to 176 offices in 41 states and two provinces at June 30, 1999. AmeriCredit branch offices market our loan products and deliver distinctive services to auto dealers. Our local market presence enables our people to frequently visit dealers in order to solidify relationships and better understand dealers' needs. We strive to provide personalized responsive service that goes beyond the expectation of our dealer customers.

New marketing opportunities have been created through strategic alliances with large dealer groups and banks, diversifying our sources for loan applications. Our Strategic Alliance group, formed in fiscal 1998, has already successfully developed 10 major alliances with notable partners, resulting in added loan volume for our branch network.

Our biggest success in expanding market share has been growth in loan volume at our mature branches. Dealers have rewarded us for our innovative products and services by giving us a greater share of their business. In recent market research sponsored by AmeriCredit, a resounding 69% of dealers surveyed said AmeriCredit was their first choice among non-prime lenders.

Evolving

At our heart, we are a technology company - one that just happens to be in the finance business. Information technology is unquestionably the major element in reshaping the way business is done. Our commitment to provide superior service while managing credit risk is successful thanks to our use of advanced technology throughout the company. The resulting innovations deliver greater operational efficiencies, enabling us to be a low-cost provider.

AmeriCredit's technology platform supports our strategies and is key to our leadership.

Our market research has shown that speed -- for loan decisions and funding -- is a high priority for our dealer customers. With this feedback in mind, we recently installed an application processing system scaleable to accommodate future growth. This system allows AmeriCredit branches to receive, process, evaluate and return decisions on loan applications in less than an hour on average. Optical-imaging technology deployed in the branch network and the use of electronic funds transfer complete the picture, reducing loan funding time to as little as one day.

The new application processing system enables us to deploy our third generation of credit scorecards. Our credit scorecards are unique to the industry and give us unmatched ability to understand applicants' credit profiles and predict default risk.

Our support operations also reap the benefits of advanced technology. Our customer service group utilizes voice-response technology and an automated dialer for greatly improved speed and efficiency, which translates into a higher level of customer care. Although we service loans through regional sites, our systems allow centralized control and provide backup capability.


Refining

We employ proprietary, empirically based scoring models in the loan approval process. The use of scoring, rather than a judgmental process, allows for systemwide consistency in underwriting, regardless of where the underwriter sits in the process. The credit score generated on a loan application corresponds to the risk of the loan, allowing us to price each loan to achieve profitability goals.

AmeriCredit's wealth of information and proprietary credit scorecards help us predict risk -- and identify opportunity.

With more than $6 billion in loan volume since our inception seven years ago, AmeriCredit has captured key characteristics - such as application data, credit bureau statistics, loan structure information and repayment performance - on every loan. Mining this proprietary data resource allows us to develop statistical models for more effective credit underwriting and portfolio management.

We recently implemented our third generation of proprietary credit scoring models. These segmented scorecards enhance our ability to identify certain consumer profiles that, when isolated, exhibit more similar behavior than the entire population. For example, some models assess applicants who have filed bankruptcy in the past, while other models evaluate applicants with extensive credit history.

After the loan is in place, we continue to use data mining to generate behavior scores, which equate to the likelihood of default at the individual loan level. These programs factor in consumer payment patterns and changes in the consumer credit bureau ratings. Behavior scores allow AmeriCredit to target higher-risk accounts for more aggressive and frequent collection efforts, making the most efficient use of our collection resources.

Data mining also gives us insight about new marketing opportunities that we can reach through broadened product offerings or targeted underwriting strategies.

                               AMERICREDIT CORP.
                  SUMMARY FINANCIAL AND OPERATING INFORMATION
                 (dollars in thousands, except per share data)


                                                                        Years Ended
                                          --------------------------------------------------------------------
                                             June 30,      June 30,      June 30,      June 30,      June 30,
                                               1999        1998(a)       1997(a)       1996 (a)      1995 (b)
                                               ----        ----          ----          ----          ----
Operating Data

Auto loan originations                      $ 2,879,796  $ 1,737,813   $   906,794   $   432,442   $   230,176

Finance charge income                            75,288       55,837        44,910        51,706        30,249

Gain on sale of receivables                     169,892      103,194        52,323        21,405

Servicing fee income                             85,966       47,910        23,492         3,892

Income before
  income taxes                                  121,690       80,162        48,534        32,913        10,018

Net income                                       74,840       49,301        29,849        20,765        28,893

Diluted earnings per
  share                                            1.11         0.76          0.48          0.34          0.48

Weighted average shares
  and assumed incremental
  shares                                     67,191,235   65,203,460    61,574,548    60,406,596    60,761,498


                                              June 30,     June 30,      June 30,      June 30,      June 30,
                                                1999        1998(a)       1997(a)       1996(a)        1995
                                                ----        ----          ----          ----           ----
Balance Sheet Data

Cash and cash equivalents                   $    21,189  $    33,087   $     6,027   $     2,145   $    18,314

Receivables held for sale, net                  456,009      342,853       266,657       250,484       221,888

Credit enhancement assets                       494,862      286,309       161,395        41,736

Total assets                                  1,063,487      713,671       475,493       329,333       285,725

Senior notes                                    375,000      175,000       125,000

Total liabilities                               663,757      425,823       267,232       166,934       138,499

Shareholders' equity                            399,730      287,848       208,261       162,399       147,226

Managed auto receivables                      4,105,468    2,302,516     1,138,255       523,981       240,491

(a) The Company restated its financial statements for fiscal 1998, 1997 and 1996 as a result of a retroactive change in the method of measuring and accounting for credit enhancement assets.

(b) The Company recognized an income tax benefit in fiscal 1995 equal to the expected future tax savings from using its net operating loss.

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

The Company sells receivables to securitization trusts ("Trusts") that, in turn, sell asset-backed securities to investors. By securitizing its receivables, the Company is able to lock in the gross interest rate spread between the yield on such receivables and the interest rate payable on the asset-backed securities. The Company recognizes a gain on the sale of receivables to the Trusts, which represents the difference between the sale proceeds to the Company, net of transaction costs, and the Company's net carrying value of the receivables, plus the present value of the estimated future excess cash flows to be received by the Company over the life of the securitization. Excess cash flows result from the difference between the interest received from the obligors on the receivables and the interest paid to investors in the asset-backed securities, net of credit losses and expenses.

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

RESULTS OF OPERATIONS

Year Ended June 30, 1999 as compared to
---------------------------------------
   Year Ended June 30, 1998
   ------------------------

Revenue

The Company's average managed receivables outstanding consisted of the following (in thousands):


                                                  Years Ended
                                       ---------------------------------
                                        June 30,              June 30,
                                         1999                   1998
                                         ----                   ----
Auto:
  Held for sale                        $  320,962             $  250,304
  Serviced                              2,808,501              1,399,112
                                       ----------             ----------
                                        3,129,463              1,649,416
Mortgage                                   26,785                 18,728
                                       ----------             ----------

                                       $3,156,248             $1,668,144
                                       ==========             ==========


  Average managed receivables outstanding increased by 89% as a result of higher loan purchase volume. The Company purchased $2,879.8 million of auto loans during fiscal 1999, compared to purchases of $1,737.8 million during fiscal 1998. This growth resulted from increased loan production at branches open during both periods as well as expansion of the Company's branch network. Loan production at branch offices opened prior to June 30, 1997, was 17% higher in fiscal 1999 versus fiscal 1998. The Company operated 176 auto lending branch offices as of June 30, 1999, compared to 129 as of June 30, 1998.

The Company originated $297.5 million of mortgage loans during fiscal 1999, compared to $137.2 million during fiscal 1998.

Finance charge income consisted of the following (in thousands):

                                                          Years Ended
                                                -----------------------------
                                                June 30,             June 30,
                                                  1999                 1998
                                                  ----                 ----

Auto                                             $ 72,749             $ 54,125
Mortgage                                            2,539                1,712
                                                 --------             --------

                                                 $ 75,288             $ 55,837
                                                 ========             ========

  The increase in finance charge income is primarily due to an increase of 28% in average auto receivables held for sale in fiscal 1999 versus fiscal 1998. In addition, the Company's effective yield on its auto receivables held for sale increased to 22.7% for fiscal 1999 from 21.6% for fiscal 1998. The effective yield is higher than the contractual rates of the Company's auto finance contracts primarily as a result of finance charge income earned between the date the auto finance contract is originated by the automobile dealership and the date the auto finance contract is funded by the Company. The effective yield rose for fiscal 1999 due to increased auto loan purchases and correspondingly higher levels of finance charges earned between the origination date and funding date.

The gain on sale of receivables consisted of the following (in thousands):


                                                    Years Ended
                                           -------------------------------
                                           June 30,               June 30,
                                             1999                   1998
                                             ----                   ----

Auto                                       $162,353               $ 98,842
Mortgage                                      7,539                  4,352
                                           --------               --------

                                           $169,892               $103,194
                                           ========               ========


  The increase in gain on sale of auto receivables resulted from the sale of $2,770.0 million of receivables in fiscal 1999, compared to $1,637.5 million of receivables sold in fiscal 1998. The gains amounted to 5.9% and 6.0% of the sales proceeds for fiscal 1999 and 1998, respectively.

Significant assumptions used in determining the gain on sale of auto receivables were as follows:

                                                           Years Ended
                                                    -------------------------
                                                    June 30,         June 30,
                                                      1999             1998
                                                      ----             ----

Cumulative credit losses (including                   11.2%            11.3%
  deferred gains)
Discount rate used to estimate
  present value:
    Interest-only receivables from Trusts             12.0%            12.0%
    Investments in Trust receivables                   7.8%             7.8%
    Restricted cash                                    7.8%             7.8%

  The discount rates used to estimate the present value of credit enhancement assets are based on the relative risks of each asset type. Interest-only receivables represent estimated future excess cash flows in the Trusts, which involves a greater degree of risk than investments in Trust receivables and restricted cash. Investments in Trust receivables and restricted cash represent assets currently held by the trustee and are senior to interest-only receivables for credit enhancement purposes.

The increase in gain on sale of mortgage receivables resulted from the sale of $294.1 million of receivables in fiscal 1999, compared to $119.7 million of receivables sold in fiscal 1998. The average net premium received on sales decreased to 2.6% for fiscal 1999 from 3.6% for fiscal 1998 because of lower prices for non-conforming mortgage loans in the secondary markets.

Servicing fee income increased to $86.0 million for fiscal 1999, compared to $47.9 million for fiscal 1998. Servicing fee income decreased as a percentage of average serviced auto receivables to 3.1% in fiscal 1999 from 3.4% in fiscal 1998, as a result of charges to increase credit loss reserves. Servicing fee income represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by the Company as servicer of the auto receivables sold to the Trusts. Servicing fee income for fiscal 1999 and 1998 also includes charges of $20.1 million and $8.9 million, respectively, to increase credit loss reserves related to certain of the Company's fiscal 1997 and 1996 securitization transactions since the Company's current estimates of cumulative credit losses for these transactions exceed the original estimates. The Company raised the assumptions for cumulative credit losses for securitization transactions completed during fiscal 1999 and 1998 compared to assumptions used for transactions completed in prior fiscal years. The growth in servicing fee income exclusive of the aforementioned charges is attributable to the increase in average serviced auto receivables outstanding for fiscal 1999 compared to fiscal 1998.

Costs and Expenses

Operating expenses as a percentage of average managed receivables outstanding decreased to 5.3% (5.0% excluding operating expenses of $9.3 million related to AMS) for fiscal 1999, compared to 5.7% (5.4% excluding operating expenses of $5.1 million related to AMS) for fiscal 1998. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $70.9 million, or 75%, primarily due to the addition of auto lending branch offices and management and auto loan processing and servicing staff.

The provision for losses increased to $9.6 million for fiscal 1999 from $7.6 million for fiscal 1998 due to higher average amounts of receivables held for sale. As a percentage of average receivables held for sale, the provision for losses was 3.0% for fiscal 1999 and 1998.

Interest expense increased to $38.8 million for fiscal 1999 from $27.1 million for fiscal 1998 due to higher debt levels. Average debt outstanding was $443.3 million and $297.6 million for fiscal 1999 and 1998, respectively. The Company's effective rate of interest paid on its debt decreased to 8.8% from 9.1% as a result of greater use of commercial paper facilities, which have a lower cost than the Company's other forms of balance sheet debt.

The Company's effective income tax rate was 38.5% for fiscal 1999 and 1998.

RESULTS OF OPERATIONS

Year Ended June 30, 1998 as compared to
---------------------------------------
   Year Ended June 30, 1997
   ------------------------

Revenue

The Company's average managed receivables outstanding consisted of the following (in thousands):

                                          Years Ended
                     -----------------------------------------------------
                            June 30,                          June 30,
                              1998                              1997
                              ----                              ----
Auto:
  Held for sale            $  250,304                         $223,351
  Serviced                  1,399,112                          568,804
                           ----------                         --------
                            1,649,416                          792,155
Mortgage                       18,728                            8,187
                           ----------                         --------

                           $1,668,144                         $800,342
                           ==========                         ========


  Average managed receivables outstanding increased by 108% as a result of higher loan purchase volume. The Company purchased $1,737.8 million of auto loans during fiscal 1998, compared to purchases of $906.8 million during fiscal 1997. This growth resulted from increased loan production at branches open during both periods as well as expansion of the Company's branch network. Loan production at branch offices opened prior to June 30, 1996, was 22% higher in fiscal 1998 versus fiscal 1997. The Company operated 129 auto lending branch offices as of June 30, 1998, compared to 85 as of June 30, 1997.

The Company originated $137.2 million of mortgage loans during fiscal 1998, compared to $53.8 million from the date of acquisition of AMS through June 30, 1997.

Finance charge income consisted of the following (in thousands):

                                        Years Ended
                    -------------------------------------------------
                          June 30,                       June 30,
                            1998                           1997
                            ----                           ----

Auto                      $54,125                         $44,417
Mortgage                    1,712                             493
                          -------                         -------

                          $55,837                         $44,910
                          =======                         =======

  The increase in finance charge income is primarily due to an increase of 12% in average auto receivables held for sale in fiscal 1998 versus fiscal 1997. In addition, the Company's effective yield on its auto receivables held for sale increased to 21.6% for fiscal 1998 from 19.9% for fiscal 1997. The effective yield is higher than the contractual rates of the Company's auto finance contracts as a result of finance charge income earned between the date the auto finance contract is originated by the automobile dealership and the date the auto finance contract is funded by the Company. The effective yield rose for fiscal 1998 due to increased auto loan purchases and correspondingly higher levels of finance charges earned between the origination date and funding date.

The gain on sale of receivables consisted of the following (in thousands):

                                          Years Ended
                      --------------------------------------------------
                            June 30,                        June 30,
                              1998                            1997
                              ----                            ----
Auto                        $ 98,842                        $49,405
Mortgage                       4,352                          2,918
                            --------                        -------

                            $103,194                        $52,323
                            ========                        =======

  The increase in gain on sale of auto receivables resulted from the sale of $1,637.5 million of receivables in fiscal 1998, compared to $817.5 million of receivables sold in fiscal 1997. The gains amounted to 6.0% of the sales proceeds for both fiscal 1998 and 1997.

Significant assumptions used in determining the gain on sale of auto receivables were as follows:

                                                     Years Ended
                                            -----------------------------
                                            June 30,             June 30,
                                              1998                 1997
                                              ----                 ----
Cumulative credit losses (including           11.3%                9.8%
  deferred gains)
Discount rate used to estimate
  present value:
    Interest-only receivables from Trusts    12.0%               12.0%
    Investments in Trust receivables          7.8%                7.8%
    Restricted cash                           7.8%                7.8%

  The discount rates used to estimate the present value of credit enhancement assets are based on the relative risks of each asset type. Interest-only receivables represent estimated future excess cash flows in the Trusts, which involves a greater degree of risk than investments in Trust receivables and restricted cash. Investments in Trust receivables and restricted cash represent assets currently held by the trustee and are senior to interest-only receivables for credit enhancement purposes.

The increase in gain on sale of mortgage receivables resulted from the sale of $119.7 million of receivables in fiscal 1998, compared to $52.5 million of receivables sold from the date of acquisition of AMS through June 30, 1997. The average net premium received on sales decreased to 3.6% for fiscal 1998 from 5.6% for the period from the date of acquisition of AMS through June 30, 1997, because of lower prices for non-conforming mortgage loans in the secondary markets.

Servicing fee income increased to $47.9 million for fiscal 1998, compared to $23.5 million for fiscal 1997. Servicing fee income decreased as a percentage of average serviced auto receivables to 3.4% in fiscal 1998 from 4.1% in fiscal 1997, as a result of charges to increase credit loss reserves. Servicing fee income represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by the Company as servicer of the auto receivables sold to the Trusts. Servicing fee income for fiscal 1998 also includes an $8.9 million charge to increase credit loss reserves related to certain of the Company's fiscal 1997 and 1996 securitization transactions since the Company's current estimates of cumulative credit losses for these transactions exceed the original estimates. The Company raised the assumptions for cumulative credit losses for securitization transactions completed during fiscal 1998 compared to assumptions used for transactions completed in prior fiscal years. The growth in servicing fee income exclusive of the aforementioned charge is attributable to the increase in average serviced auto receivables outstanding for fiscal 1998 compared to fiscal 1997.


Costs and Expenses

Operating expenses as a percentage of average managed receivables outstanding decreased to 5.7% (5.4% excluding operating expenses of $5.1 million related to AMS) for fiscal 1998, compared to 6.6% (6.2% excluding operating expenses of $2.6 million related to AMS) for fiscal 1997. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $42.6 million, or 82%, primarily due to the addition of auto lending branch offices and management and auto loan processing and servicing staff.

The provision for losses increased to $7.6 million for fiscal 1998 from $6.6 million for fiscal 1997 due to higher average amounts of receivables held for sale. As a percentage of average receivables held for sale, the provision for losses was 3.0% for fiscal 1998 and 1997.

Interest expense increased to $27.1 million for fiscal 1998 from $16.3 million for fiscal 1997 due to higher debt levels and effective interest rates. Average debt outstanding was $297.6 million and $187.6 million for fiscal 1998 and 1997, respectively. The Company's effective rate of interest paid on its debt increased to 9.1% from 8.7% as a result of the issuance of senior notes in February 1997 and January 1998, which have a higher cost than the Company's other forms of balance sheet debt.

The Company's effective income tax rate was 38.5% for fiscal 1998 and 1997.


PRO FORMA "PORTFOLIO-BASED" EARNINGS DATA

In addition to reporting results of operations in accordance with generally accepted accounting principles ("GAAP"), the Company has elected to present pro forma results of operations which treat securitization transactions as financings rather than sales of receivables. The Company refers to this presentation as pro forma "portfolio-based" earnings data.

In its consolidated financial statements prepared in accordance with GAAP, the Company records a gain on the sale of receivables in securitization transactions primarily representing the present value of estimated future excess cash flows related to the receivables sold. Future excess cash flows consist of finance charges and fees to be collected on the receivables less interest payable on the asset-backed securities, credit losses and expenses of the Trusts. The Company also earns servicing fees for managing the receivables sold.

The pro forma "portfolio-based" earnings data presents the Company's operating results under the assumption that securitization transactions are financings and no gain on sale or servicing fee income is recognized. Instead, finance charges and fees are recognized over the life of the securitized receivables as accrued and interest and other costs related to the asset-backed securities are also recognized as accrued. Credit losses are recorded as incurred.

While the pro forma "portfolio-based" earnings data does not purport to present the Company's operating results in accordance with GAAP, the Company believes such presentation provides another measure for assessing the Company's performance.

The pro forma "portfolio-based" earnings data were as follows (in thousands):

                                                                              Years Ended
                                                   ---------------------------------------------------------------
                                                          June 30,             June 30,             June 30,
                                                            1999                 1998                 1997
                                                            ----                 ----                 ----
Finance charge, fee and other income                     $ 621,048             $ 340,951            $167,413
Funding costs                                             (220,958)             (120,546)            (52,639)
                                                         ---------             ---------            --------
Net margin                                                 400,090               220,405             114,774

Operating expenses                                        (165,345)              (94,484)            (51,915)
Credit losses                                             (147,344)              (88,002)            (43,231)
                                                         ---------             ---------            --------

Pre-tax "portfolio-based" income                            87,401                37,919              19,628
Income taxes                                               (33,649)              (14,599)             (7,557)
                                                         ---------             ---------            --------

Net "portfolio-based" income                             $  53,752             $  23,320            $ 12,071
                                                         =========             =========            ========

Diluted "portfolio-based"
  earnings per share                                     $    0.80             $    0.36            $   0.20
                                                         =========             =========            ========

 The pro forma return on managed assets for the Company's auto business was as follows:

                                                                              Years Ended
                                                   --------------------------------------------------------------
                                                        June 30,            June 30,               June 30,
                                                          1999                1998                   1997
                                                          ----                ----                   ----
Finance charge, fee and other income                      19.5%               20.3%                  20.7%
Funding costs                                             (7.0)               (7.2)                  (6.6)
                                                          ----                ----                   ----
Net margin                                                12.5                13.1                   14.1

Operating expenses                                        (5.0)               (5.4)                  (6.2)
Credit losses                                             (4.7)               (5.3)                  (5.5)
                                                          ----                ----                   ----

Pre-tax return on managed assets                           2.8                 2.4                    2.4
Income taxes                                              (1.1)               (1.0)                  (1.0)
                                                          ----                ----                   ----

Return on managed assets                                   1.7%                1.4%                   1.4%
                                                          ====                ====                   ====

CREDIT QUALITY

The Company provides financing in relatively high-risk markets and, therefore, charge-offs are anticipated. The Company records a periodic provision for losses as a charge to operations and a related allowance for losses in the consolidated balance sheets as a reserve against estimated losses which may occur in the receivables held for sale portfolio prior to the sale of such receivables in securitization transactions. The Company typically purchases individual finance contracts for a non-refundable acquisition fee on a non-recourse basis. Such acquisition fees are also recorded in the consolidated balance sheets as an allowance for losses. When the Company sells auto receivables to the Trusts, the calculation of the gain on sale of receivables is reduced by an estimate of cumulative credit losses over the expected life of the auto receivables sold.

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

The following table presents certain data related to the receivables portfolio (dollars in thousands):

                                                                             June 30,
                                                                               1999
                                           -----------------------------------------------------------------------------
                                                       Held For Sale
                                           -----------------------------------------      Auto            Managed Auto
                                                Auto         Mortgage       Total       Serviced            Portfolio
                                                ----         --------       -----       --------            ---------
Principal amount of receivables              $ 444,128       $ 23,722     $ 467,850    $ 3,661,340         $ 4,105,468
                                                                                       -----------         -----------
Allowance for losses                           (11,841)                     (11,841)   $  (354,338) (a)    $  (366,179)
                                             ---------       --------     ---------    -----------         -----------
  Receivables, net                           $ 432,287       $ 23,722     $ 456,009
                                             =========       ========     =========
Number of outstanding contracts                 33,815            310                      332,447             366,262
                                                ======            ===                      =======             =======
Average principal amount of
 outstanding contract
  (in dollars)                                $ 13,134       $ 76,523                     $ 11,013           $  11,209
                                              ========       ========                     ========           =========

Allowance for losses as a
  percentage of receivables                       2.7%                                        9.7%                8.9%
                                                  ====                                        ====                ====

                                                                             June 30,
                                                                               1998
                                           ---------------------------------------------------------------------------
                                                       Held For Sale
                                           -----------------------------------------      Auto           Managed Auto
                                                Auto         Mortgage       Total       Serviced           Portfolio
                                                ----         --------       -----       --------           ---------
Principal amount of receivables              $ 334,110      $  21,499     $ 355,609    $ 1,968,406        $ 2,302,516
                                                                                       ===========        ===========

Allowance for losses                           (12,756)                     (12,756)   $  (179,359) (a)   $  (192,115)
                                             ---------      ---------     ---------    ===========        ===========

  Receivables, net                           $ 321,354      $  21,499     $ 342,853
                                             =========      =========     =========

Number of outstanding contracts                 26,035            187                      187,514            213,549
                                                ======            ===                      =======            =======

Average principal amount of
 outstanding contract
  (in dollars)                               $  12,833      $ 114,968                     $ 10,497            $10,782
                                             =========      =========                     ========            =======

Allowance for losses as a
  percentage of receivables                       3.8%                                        9.1%               8.3%
                                                  ====                                        ====               ====

(a) The allowance for losses related to serviced auto receivables is factored into the valuation of interest-only receivables from Trusts in the Company's consolidated balance sheets.

    The following is a summary of managed auto receivables which are (i) more than 30 days delinquent, but not yet in repossession, and (ii) in repossession (dollars in thousands):

                                          June 30,                         June 30,
                                            1999                             1998
                              -----------------------------     ----------------------------
                                   Amount        Percent            Amount        Percent
                                   ------        -------            ------        -------
Delinquent contracts:
  31-60 days                     $ 277,592         6.8%           $ 126,012         5.5%
  Greater than 60 days              73,512         1.8               59,175         2.6
                                    ------         ---              -------         ---
                                   351,104         8.6              185,187         8.1
  In repossession                   37,773         0.9               18,818         0.8
                                    ------         ---              -------         ---

                                 $ 388,877         9.5%           $ 204,005         8.9%
                                 =========         ====           ==========        ====

    In accordance with its policies and guidelines, the Company at times offers payment deferrals to consumers, whereby the consumer is allowed to move a delinquent payment to the end of the loan by paying a fee (approximately the interest portion of the payment deferred). Contracts receiving a payment deferral as an average quarterly percentage of average managed auto receivables outstanding were 4.6%, 4.5% and 4.3% for the years ended June 30, 1999, 1998 and 1997, respectively. The Company believes that payment deferrals granted according to its policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the portfolio.

The following table presents charge-off data with respect to the Company's managed auto receivables portfolio (in thousands):

                                                         Years Ended
                                         ---------------------------------------
                                           June 30,      June 30,     June 30,
                                             1999          1998         1997
                                           --------      -------      -------
Net charge-offs:
  Held for sale                            $  8,046      $ 9,140      $16,965
  Serviced                                  139,298       78,862       26,266
                                           --------      -------      -------

                                           $147,344      $88,002      $43,231
                                           ========      =======      =======

Net charge-offs as a percentage
   of average managed auto
   receivables outstanding                     4.7%         5.3%         5.5%
                                               ====         ====         ====

Net recoveries as a percentage
   of gross repossession charge-
   offs                                       52.2%        50.6%        50.5%
                                              =====        =====        =====

    Delinquencies and charge-offs typically fluctuate over time as a portfolio matures. Accordingly, the delinquency and charge-off data above is not necessarily indicative of delinquency and charge-off experience that could be expected for a portfolio with a different level of seasoning.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows are summarized as follows (in thousands):

                                                    Years Ended
                                   --------------------------------------------
                                       June 30,       June 30,      June 30,
                                         1999           1998          1997
                                         ----           ----          ----

 Operating activities                 $  43,647       $ 37,813     $ 36,003
 Investing activities                  (207,725)      (144,868)     (92,947)
 Financing activities                   152,180        134,115       60,826
                                      ---------       --------       ------

 Net increase (decrease) in
   cash and cash equivalents          $ (11,898)      $ 27,060     $  3,882
                                      ==========      ========     ========

The Company's primary sources of cash have been cash flows from operating activities, including excess cash flow distributions from the Trusts, borrowings under its warehouse credit facilities, sales of auto receivables to Trusts in securitization transactions and the issuance of senior notes. The Company's primary uses of cash have been purchases and originations of receivables and funding credit enhancement requirements for securitization transactions.

The Company purchased $2,879.8 million, $1,737.8 million and $906.8 million of auto finance contracts during the years ended June 30, 1999, 1998 and 1997, requiring cash of $2,868.6, $1,713.6 million and $870.0 million, respectively, net of acquisition fees and other items. These purchases were funded initially utilizing warehouse credit facilities and subsequently through the sale of receivables in securitization transactions

In September 1998, the Company renewed a funding agreement with an administrative agent on behalf of an institutionally managed commercial paper conduit and a group of banks and increased the amount of structured warehouse financing available under the agreement from $245 million to $505 million. The Company utilizes this facility to fund auto receivables pending securitization. The facility matures in September 1999. A total of $94.4 million was outstanding under this facility as of June 30, 1999.

In March 1999, the Company entered into a funding agreement with an administrative agent on behalf of an institutionally managed commercial paper conduit and a bank under which up to $150 million of structured warehouse financing is available. During June 1999, this facility was increased to $375 million with the inclusion of two additional financial institutions. The Company utilizes this facility to fund auto receivables pending securitization. The facility matures in March 2000. There were no outstanding balances under this facility as of June 30, 1999.

In addition, in March 1999, the Company renewed a revolving credit agreement with a group of banks that provides for borrowings of up to $115 million, subject to a defined borrowing base. The Company utilizes the line of credit to fund its auto lending activities and daily operations. The facility matures in March 2000. There were no outstanding balances under this credit agreement as of June 30, 1999.

The Company's Canadian subsidiary has a convertible revolving term credit agreement with a bank that provides for borrowings of up to $20.0 million Cdn., subject to a defined borrowing base. The Company utilizes this facility to fund Canadian auto lending activities. The facility matures in November 1999. A total of $1.3 million was outstanding under the Canadian facility as of June 30, 1999.

In July 1999, the Company renewed a mortgage warehouse facility with a bank and decreased the amount that the Company may borrow from $75 million to $25 million, subject to a defined borrowing base. The Company utilizes this facility to fund mortgage loan originations. The facility expires in July 2000. A total of $19.0 million was outstanding under the mortgage facility as of June 30, 1999.

As is customary in the Company's industry, the above warehouse credit facilities need to be renewed on an annual basis. The Company has historically been successful in renewing and expanding these facilities on an annual basis. If the Company was unable to renew these facilities on acceptable terms, there could be a material adverse effect on the Company's financial position, results of operations and liquidity.

The Company has completed seventeen auto receivables securitization transactions through June 30, 1999. The proceeds from the transactions were primarily used to repay borrowings outstanding under the Company's warehouse credit facilities.

A summary of these transactions is as follows:

                                                Original         Balance at
                                                 Amount        June 30, 1999
    Transaction                Date          (in millions)     (in millions)
    -----------                ----          -------------     -------------

1994-A              December 1994                   $ 51.0      Paid in full
1995-A              June 1995                         99.2      Paid in full
1995-B              December 1995                     65.0      Paid in full
1996-A              March 1996                        89.4      Paid in full
1996-B              May 1996                         115.9            $ 14.6
1996-C              August 1996                      175.0              18.5
1996-D              November 1996                    200.0              44.7
1997-A              March 1997                       225.0              64.3
1997-B              May 1997                         250.0              84.3
1997-C              August 1997                      325.0             133.2
1997-D              November 1997                    400.0             193.5
1998-A              February 1998                    425.0             235.8
1998-B              May 1998                         525.0             329.6
1998-C              August 1998                      575.0             414.3
1998-D              November 1998                    625.0             501.2
1999-A              February 1999                    700.0             623.0
1999-B              May 1999                       1,000.0             970.7
                                                   -------             -----
                                                 $ 5,845.5          $3,627.7
                                                 =========          ========

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

Although the aggregate amount of excess cash flow does not change, the timing of the Company's receipt of excess cash flow distributions is dependent on the type of structure used. Historically, the Company has used a structure that involved a higher initial cash deposit that resulted in receipt of excess cash flow distributions approximately seven to nine months after the receivables were securitized. Beginning in November 1997, the Company began to employ a structure that involved a lower initial cash deposit and the use of reinsurance and other alternative credit enhancements. Under this structure, the Company expects to begin to receive excess cash flow distributions approximately 16 to 22 months after receivables are securitized.

Initial deposits to restricted cash accounts were $82.8 million, $56.7 million and $71.4 million for the years ended June 30, 1999, 1998 and 1997, respectively. Excess cash flows distributed to the Company were $44.5 million, $43.8 million and $19.3 million for the years ended June 30, 1999, 1998 and 1997, respectively. In addition, the Company received $23.0 million representing a return of deposits from restricted cash accounts during the year ended June 30, 1999.

Certain agreements with the insurer provide that if delinquency, default and net loss ratios in a Trust's pool of receivables exceed certain targets, the specified credit enhancement levels would be increased. As of June 30, 1999, none of the Company's securitizations had delinquency, default and net loss ratios in excess of the targeted levels.

The Company has outstanding $175.0 million of 9.25% Senior Notes that are due in February 2004. Interest on the notes is payable semiannually in February and August. The notes, which are unsecured, may be redeemed at the option of the Company after February 2001 at a premium declining to par in February 2003.

During 1999, the Company issued $200.0 million of 9.875% Senior Notes that are due in April 2006. Interest on the notes is payable semiannually in April and October. The notes, which are unsecured, may be redeemed at the option of the Company after April 2003 at a premium declining to par in April 2005.

The Company operated 176 auto lending branch offices as of June 30, 1999. The Company intends to open 19 additional branch offices in fiscal 2000 and expand loan production capacity at existing auto lending branch offices where appropriate. While the Company has been able to establish and grow its auto finance business thus far, there can be no assurance that future expansion will be successful due to competitive, regulatory, market, economic or other factors.

As of June 30, 1999, the Company had $21.2 million in cash and cash equivalents. The Company also had available borrowing capacity of $276 million under its warehouse credit facilities pursuant to the borrowing base requirements of such agreements. In addition, the Company issued 8,000,000 shares of its common stock in a public offering in August 1999 for net proceeds of approximately $96.6 million. The Company anticipates it will require additional external capital for fiscal 2000 in order to fund expansion of its auto lending activities.

The Company anticipates that such funding will be in the form of securitization transactions, renewal and expansion of its existing warehouse credit facilities and implementation of other warehouse credit facilities. There can be no assurance that funding will be available to the Company through these sources or, if available, that it will be on terms acceptable to the Company.

INTEREST RATE RISK

The Company's earnings are affected by changes in interest rates as a result of its dependence upon the issuance of interest-bearing securities and the incurrence of debt to fund its lending activities. Several factors can influence the Company's ability to manage interest rate risk. First, auto finance contracts are purchased at fixed interest rates, while the amounts borrowed under warehouse credit facilities bear interest at variable rates that are subject to frequent adjustment to reflect prevailing market interest rates. Second, the interest rate demanded by investors in securitizations is a function of prevailing market rates for comparable transactions and the general interest rate environment. Because the auto finance contracts originated by the Company have fixed interest rates, the Company bears the risk of smaller gross interest rate spreads in the event interest rates increase during the period between the date receivables are purchased and the completion and pricing of securitization transactions.

The Company uses several strategies to minimize interest rate risk, including the utilization of derivative financial instruments, the regular sale of auto receivables and pre-funding of securitization transactions. Pre-funding securitizations is the practice of issuing more asset-backed securities than the amount of receivables initially sold to the Trust. The proceeds from the pre-funded portion are held in an escrow account until additional receivables are sold to the Trust in amounts up to the balance of the pre-funded escrow account. In pre-funded securitizations, borrowing costs are locked in with respect to the loans subsequently delivered to the Trust. However, the Company incurs an expense in pre-funded securitizations equal to the difference between the money market yields earned on the proceeds held in escrow prior to the subsequent delivery of receivables and the interest rate paid on the asset backed securities outstanding.

Derivative financial instruments are utilized to manage the gross interest rate spread on the Company's securitization transactions. The Company sells fixed rate auto receivables to Trusts that, in turn, sell either fixed rate or floating rate securities to investors. The fixed rates on securities issued by the Trusts are indexed to rates on U.S. Treasury Notes with similar average maturities or various London Interbank Offered Rates ("LIBOR"). The Company has periodically used Forward U.S. Treasury rate lock agreements to lock in the indexed rate for specific anticipated securitization transactions. The floating rates on securities issued by the Trusts are indexed to LIBOR. The Company uses Interest Rate Swap agreements to convert the floating rate exposures on these securities to a fixed rate. The Company utilizes these derivative financial instruments to modify its net interest sensitivity to levels deemed appropriate based on the Company's risk tolerance. All transactions are entered into for purposes other than trading.

The Company made cash payments of $5.8 million, $7.0 million and $0.9 million during the years ended June 30, 1999, 1998, and 1997, respectively, to settle Forward U.S. Treasury rate lock agreements. These amounts were included in the gain on sale of receivables in securitization transactions and are recovered over time through a higher gross interest rate spread on the related securitization transaction. There were no outstanding Forward U.S. Treasury rate lock agreements as of June 30, 1999.

The table below provides information about the Company's derivative financial instruments by expected maturity date as of June 30, 1999 (dollars in thousands). Notional amounts, which are used to calculate the contractual payments to be exchanged under the contracts, represent average amounts that will be outstanding for each of the years included in the table. Notional amounts do not represent amounts exchanged by parties and, thus, are not a measure of the Company's exposure to loss through its use of these agreements.

                                                Years Ending
                       -----------------------------------------------------------
                           June 30,    June 30,    June 30,   June 30,   June 30,
                             2000        2001        2002       2003       2004    Fair Value
                             ----        ----        ----       ----       ----    ----------
Interest Rate Swaps:
 Notional amounts         $ 860,835   $ 395,770   $ 203,094   $ 58,743    $  557    $ 5,729  (a)
 Average pay rate             5.82%       5.80%       5.75%      5.76%     5.62%
 Average receive rate         5.60%       5.68%       5.73%      5.78%     5.92%

(a) The fair value of the swaps is taken into consideration in the valuation of the interest-only receivables from Trusts.

There can be no assurance that the Company's strategies will be effective in minimizing interest rate risk or that increases in interest rates will not have an adverse effect on the Company's profitability.

YEAR 2000 ISSUE

The year 2000 issue is whether the Company's or its vendors' computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail.

The Company has developed a comprehensive project plan for achieving year 2000 readiness. This project plan is composed of several phases:

     . Awareness and Inventory - An inventory of critical hardware and software has been completed and information technology components have been assessed. This assessment included major suppliers and business partners and the Company is monitoring their continued progress toward year 2000 compliance; however, the Company does not rely on any single supplier or partner to conduct business. Follow-up inquiries to third-party vendors who have not provided specific compliance dates are ongoing. The awareness phase is also ongoing.

     . Assessment - Using the results obtained from the inventory, a risk assessment has been made on all components and priority assigned to mission-critical systems.

     . Renovation and Testing - During this phase all systems were identified which had a risk to year 2000 readiness. The systems identified were corrected using a secured development environment. Testing was also performed during this phase.

     . Implementation - User-developed applications and macros were assessed and remediated. Any non-compliant applications were replaced with a year 2000-ready version.

     . Continued Due Diligence - The Company will continue its testing efforts until the year 2000. The Company will test the interfaces with financial applications using year 2000 dates and scenarios. At the conclusion of these tests, the systems will be "frozen" and no additional development will be implemented until the year 2000. All testing is estimated to be completed by September 1999.

     . Contingency Planning - Contingency planning is a key component of the Company's year 2000 readiness project. The Company has developed and is continuing to develop contingency plans, which document the processes necessary to maintain critical business functions should a significant third-party system or critical internal system fail.

Through June 30, 1999, the Company has incurred approximately $1 million for incremental costs. Any future incremental costs are not expected to be material.

There are many risks associated with the year 2000 compliance issue including, but not limited to, the possible failure of the Company's computer and information systems. Any such failure could have a material adverse effect on the Company including the inability to properly bill and collect payments from consumers and errors and omissions in accounting and financial data. In addition, the Company is exposed to the inability of third parties to perform as a result of year 2000 compliance. Any such failure by a third-party bank, software product or service provider, utility or other entity may have a material adverse financial or operational effect on the Company.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed above are forward-looking statements that involve risks and uncertainties detailed from time to time in the Company's filings and reports with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended June 30, 1999. Such statements are only predictions and actual events or results may differ materially.

                                AMERICREDIT CORP.
                           CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)

                                     ASSETS
                                                     June 30,       June 30,
                                                       1999           1998
                                                       ----           ----

Cash and cash equivalents                          $    21,189     $   33,087
Receivables held for sale, net                         456,009        342,853
Interest-only receivables from Trusts                  191,865        131,694
Investments in Trust receivables                       195,598         98,857
Restricted cash                                        107,399         55,758
Property and equipment,net                              41,145         23,385
Other assets                                            50,282         28,037
                                                   -----------     ----------

  Total assets                                     $ 1,063,487     $  713,671
                                                   ===========     ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Warehouse credit facilities                     $   114,659     $  165,608
   Senior notes                                        375,000        175,000
   Other notes payable                                  17,874          6,410
   Accrued taxes and expenses                           82,229         47,132
   Deferred income taxes                                73,995         31,673
                                                   -----------     ----------

   Total liabilities                                   663,757        425,823
                                                   -----------     ----------
Commitments and contingencies (Note 7)

Shareholders' equity:
   Preferred stock, $.01 par value per share,
      20,000,000 shares authorized; none issued
   Common stock, $.01 par value per share,
      120,000,000 shares authorized;
      71,498,474 and 69,272,948 shares issued              715            693
   Additional paid-in capital                          252,194        230,269
   Accumulated other comprehensive income               21,410          7,234
   Retained earnings                                   147,610         72,770
                                                   -----------     ----------

                                                       421,929        310,966
   Treasury stock, at cost (7,357,030 and
     7,667,318 shares)                                 (22,199)       (23,118)
                                                   -----------     ----------

   Total shareholders' equity                          399,730        287,848
                                                   -----------     ----------

   Total liabilities and shareholders' equity      $ 1,063,487     $  713,671
                                                   ===========     ==========





                   The accompanying notes are an integral part of these consolidated financial statements

                                AMERICREDIT CORP.
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                  (dollars in thousands, except per share data)

                                                      Years Ended
                                     -------------------------------------------
                                       June 30,       June 30,        June 30,
                                         1999           1998            1997
                                         ----           ----            ----

Revenue
  Finance charge income              $    75,288    $    55,837    $    44,910
  Gain on sale of receivables            169,892        103,194         52,323
  Servicing fee income                    85,966         47,910         23,492
  Other income                             4,310          2,395          2,631
                                     -----------    -----------    -----------

                                         335,456        209,336        123,356
                                     -----------    -----------    -----------
Costs and expenses
  Operating expenses                     165,345         94,484         51,915
  Provision for losses                     9,629          7,555          6,595
  Interest expense                        38,792         27,135         16,312
                                     -----------    -----------    -----------

                                         213,766        129,174         74,822
                                     -----------    -----------    -----------

Income before income taxes               121,690         80,162         48,534

Income tax provision                      46,850         30,861         18,685
                                     -----------    -----------    -----------

        Net income                        74,840         49,301         29,849
                                     -----------    -----------    -----------
Other comprehensive income
     Unrealized gain on credit
       enhancement assets                 23,052          4,724          7,081
     Less related income tax
       provision                          (8,876)        (1,845)        (2,726)
                                     -----------    -----------    -----------

        Comprehensive income         $    89,016    $    52,180    $    34,204
                                     ===========    ===========    ===========

Earnings per share
  Basic                              $      1.19    $      0.82    $      0.52
                                     ===========    ===========    ===========
  Diluted                            $      1.11    $      0.76    $      0.48
                                     ===========    ===========    ===========

Weighted average shares
  outstanding                         63,005,746     60,188,788     57,774,724
                                     ===========    ===========    ===========
Weighted average shares and
  assumed incremental shares          67,191,235     65,203,460     61,574,548
                                     ===========    ===========    ===========



                   The accompanying notes are an integral part of these consolidated financial statements

                                AMERICREDIT CORP.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (dollars in thousands)

                                                                            Accumulated
                                         Common Stock          Additional      Other                       Treasury Stock
                                         ------------           Paid-in    Comprehensive   Retained        --------------
                                      Shares       Amount       Capital        Income      Earnings      Shares        Amount
                                      ------       ------       -------        ------      --------      ------        ------
  Balance at June 30, 1996          65,281,926   $      653   $   189,999                 $  (6,380)    8,240,966    $(21,873)

Common stock issued on
  exercise of options                1,228,420           14         5,639

Common stock issued for
  acquisition                                                       4,700                                (800,000)      2,400

Income tax benefit from
  exercise of options                                               2,652

Unrealized gain on credit
  enhancement assets, net
  of income taxes of $2,726                                                 $      4,355

Purchase of treasury stock                                                                                630,400      (4,387)

Common stock issued for
  employee benefit plans                                              541                                (153,224)         99

Net income                                                                                   29,849
                                  ------------  -----------  ------------  ------------  ----------   ----------    ---------

  Balance at June 30, 1997          66,510,346          667       203,531          4,355     23,469     7,918,142     (23,761)

Common stock issued on
  exercise of options                2,762,602           26        15,994

Income tax benefit from
  exercise of options                                               9,575

Unrealized gain on credit
  enhancement assets, net
  of income taxes of $1,845                                                        2,879

Common stock issued for
  employee benefit plans                                            1,169                                (250,824)        643

Net income                                                                                   49,301
                                  ------------  -----------  ------------  ------------  ----------   ----------    ---------

  Balance at June 30, 1998          69,272,948          693       230,269          7,234     72,770     7,667,318     (23,118)

Common stock issued on
  exercise of options                2,225,526           22         9,919

Income tax benefit from
  exercise of options                                               9,918

Unrealized gain on credit
  enhancement assets, net
  of income taxes of $8,876                                                       14,176

Common stock issued for
  employee benefit plans                                            2,088                                (310,288)        919

Net income                                                                                   74,840
                                  ------------  -----------  ------------  ------------  ----------   ----------    ---------

  Balance at June 30, 1999          71,498,474   $      715   $   252,194   $    21,410   $ 147,610     7,357,030    $(22,199)
                                 =============  ===========  ============  ============  ==========   ===========   =========


                   The accompanying notes are an integral part of these consolidated financial statements

                                AMERICREDIT CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

                                                                              Years Ended
                                                            -----------------------------------------------
                                                               June 30,         June 30,         June 30,
                                                                 1999             1998             1997
                                                                 ----             ----             ----
Cash flows from operating activities:
  Net income                                                 $    74,840      $    49,301      $    29,849
  Adjustments to reconcile net income
     to net cash provided by operating activities:
           Depreciation and amortization                          12,645            4,498            2,203
           Provision for losses                                    9,629            7,555            6,595
           Deferred income taxes                                  43,364           30,974           18,886
           Non-cash servicing fee income                         (12,525)         (10,867)          (7,991)
           Non-cash gain on sale of auto receivables            (157,757)         (96,405)         (52,534)
           Distributions from Trusts                              44,531           43,807           19,347
           Changes in assets and liabilities:
             Other assets                                         (6,177)          (3,324)          (2,341)
             Accrued taxes and expenses                           35,097           12,274           21,989
                                                             -----------      -----------      -----------

               Net cash provided by operating
                 activities                                       43,647           37,813           36,003
                                                             -----------      -----------      -----------

Cash flows from investing activities:
  Purchases of auto receivables                               (2,868,633)      (1,713,582)        (869,975)
  Originations of mortgage receivables                          (297,535)        (137,169)         (53,770)
  Principal collections and recoveries on receivables             21,524           37,347           52,160
  Net proceeds from sale of auto receivables                   2,727,763        1,609,970          799,600
  Net proceeds from sale of mortgage receivables                 294,096          119,683           52,489
  Initial deposits to restricted cash                            (82,750)         (56,725)         (71,400)
  Return of deposits from restricted cash                         23,000
  Purchases of property and equipment                            (14,728)          (9,456)          (4,511)
  Change in other assets                                         (10,462)           5,064            2,460
                                                             -----------      -----------      -----------

               Net cash used by investing activities            (207,725)        (144,868)         (92,947)
                                                             -----------      -----------      -----------

Cash flows from financing activities:
  Net change in warehouse credit facilities                      (50,949)          93,563          (17,264)
  Net proceeds from issuance of senior notes                     194,097           47,762          120,894
  Payments on other notes payable                                 (3,916)         (25,042)         (44,710)
  Proceeds from issuance of common stock                          12,948           17,832            6,293
  Purchase of treasury stock                                                                        (4,387)
                                                             -----------      -----------      -----------

               Net cash provided by financing activities         152,180          134,115           60,826
                                                             -----------      -----------      -----------

Net increase (decrease) in cash and cash equivalents             (11,898)          27,060            3,882

Cash and cash equivalents at beginning of year                    33,087            6,027            2,145
                                                             -----------      -----------      -----------

Cash and cash equivalents at end of year                     $    21,189      $    33,087      $     6,027
                                                             ===========      ===========      ===========


                  The accompanying notes are an integral part of these consolidated financial statements

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies
---------------------------------------------

History and Operations
----------------------

AmeriCredit Corp. ("the Company") was formed on August 1, 1986, and, since September 1992, has been in the business of purchasing, securitizing and servicing automobile sales finance contracts. The Company operated 176 auto lending branch offices in 41 states and Canada as of June 30, 1999. The Company also acquired a subsidiary in November 1996 which originates and sells mortgage loans.

Basis of Presentation
---------------------

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the amount of revenue and costs and expenses during the reporting periods. Actual results could differ from those estimates. These estimates include, among other things, assumptions for cumulative credit losses, timing of cash flows, discount rates and, to a lesser extent, anticipated prepayments on receivables sold in securitization transactions and the determination of the allowance for losses on receivables held for sale.

The Company's Board of Directors approved a two-for-one stock split on August 6, 1998, which was effected in the form of a 100% stock dividend for shareholders of record on September 11, 1998, and paid on September 30, 1998. In connection with the stock split, $347,000 was transferred from retained earnings to common stock representing the par value of the additional shares issued. All share data for the periods presented, except shares authorized, have been adjusted to reflect the stock split on a retroactive basis.

Cash Equivalents
----------------

Investments in highly liquid securities with original maturities of 90 days or less are included in cash and cash equivalents.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Receivables Held for Sale
-------------------------

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

Provisions for losses are charged to operations in amounts sufficient to maintain the allowance for losses at a level considered adequate to cover estimated losses which may occur in the receivables held for sale portfolio prior to the sale of such receivables in securitization transactions. Automobile sales finance contracts are typically purchased by the Company for a non-refundable acquisition fee on a non-recourse basis, and such acquisition fees are also added to the allowance for losses. The Company reviews historical origination and charge-off relationships, charge-off experience factors, collection data, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the provision for losses and the allowance for losses. Receivables are charged-off to the allowance for losses when the Company repossesses and disposes of the collateral or the account is otherwise deemed uncollectible.

Credit Enhancement Assets
-------------------------

The Company periodically sells auto receivables to certain special purpose financing trusts (the "Trusts"), and the Trusts in turn issue asset-backed securities to investors. The Company retains an interest in the receivables sold in the form of a residual or interest-only strip and may also retain other subordinated interests in the receivables sold to the Trusts. The residual or interest-only strip represents the present value of future excess cash flows resulting from the difference between the finance charge income received from the obligors on the receivables and the interest paid to the investors in the asset-backed securities, net of credit losses, servicing fees and other expenses.

Upon the transfer of receivables to the Trusts, the Company removes the net book value of the receivables sold from its consolidated balance sheet and allocates such carrying value between the assets transferred and the interests retained, based upon their relative fair values at the settlement date. The difference between the sales proceeds, net of transaction costs, and the allocated basis of the assets transferred is recognized as a gain on sale of receivables.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Enhancement Assets (cont.)
---------------------------------

The allocated basis of the interests retained is classified as either interest-only receivables from Trusts, investments in Trust receivables or restricted cash in the Company's consolidated balance sheet depending upon the form of interest retained by the Company. These interests are collectively referred to as credit enhancement assets.

Since the interests retained by the Company can be contractually prepaid or otherwise settled in such a way that the holder would not recover all of its recorded investment, these credit enhancement assets are classified as available for sale and are measured at fair value. Unrealized holding gains or temporary holding losses are reported net of income tax effects as a separate component of shareholders' equity until realized. If a decline in fair value is deemed other than temporary, the assets are written down through a charge to operations.

The fair value of credit enhancement assets is estimated by calculating the present value of the excess cash flows from the Trusts using discount rates commensurate with the risks involved. Such calculations include estimates of cumulative credit losses and prepayment rates for the remaining term of the receivables transferred to the Trusts since these factors impact the amount and timing of future excess cash flows. If cumulative credit losses and prepayment rates exceed the Company's original estimates, the assets are written down through a charge to operations. Favorable credit loss and prepayment experience compared to the Company's original estimates would result in additional earnings when realized.

A financial guaranty insurance company (the "Insurer") has provided a financial guaranty insurance policy for the benefit of the investors in each series of asset-backed securities issued by the Trusts. In connection with the issuance of the policies, the Company is required to establish a separate cash account with a trustee for the benefit of the Insurer for each series of securities and related receivables pools. Monthly cash collections from the pools of receivables in excess of required principal and interest payments on the asset-backed securities and servicing fees and other expenses are either added to the restricted cash accounts or used to repay the outstanding asset-backed securities on an accelerated basis, thus creating additional credit enhancement through overcollateralization in the Trusts. This overcollateralization is recognized as investments in Trust receivables in the Company's consolidated balance sheet. When the credit enhancement levels reach specified percentages of the pools of receivables, excess cash flows are distributed to the Company. In the event that monthly cash collections from any pool of receivables are insufficient to make required principal and interest payments to the investors

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Enhancement Assets (cont.)
---------------------------------

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

Property and Equipment
----------------------

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

Off Balance Sheet Financial Instruments
---------------------------------------

The Company periodically enters into arrangements to manage the gross interest rate spread on its securitization transactions. These arrangements include the use of Interest Rate Swap Agreements. The Interest Rate Swap Agreements are used to convert the interest rates on floating rate securities issued by the Trusts to fixed rates. The notional amounts of these agreements approximate the outstanding balance of certain floating rate securities. The estimated differential payments required under these agreements are recognized as a component of the gain on sale of receivables at the time that receivables are transferred to the Trusts. The current credit exposure under these agreements is limited to the fair value of the agreements with a positive fair value at the reporting date. The Company minimizes its counterparty risk by entering into agreements only with highly rated counterparties.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes
------------

Deferred income taxes are provided in accordance with the asset and liability method of accounting for income taxes to recognize the tax effects of temporary differences between financial statement and income tax accounting.

Recent Accounting Developments
------------------------------

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), effective July 1, 1998. SFAS 130 establishes standards for reporting comprehensive income and its components in a full set of financial statements. The new standard requires that all items that are required to be recognized under accounting standards as components of comprehensive income, including an amount representing total comprehensive income, be reported in a financial statement that is displayed with the same prominence as other financial statements. Pursuant to SFAS 130, the Company has reported comprehensive income in the accompanying Consolidated Statements of Income and Comprehensive Income. All prior periods have been restated to conform to the requirements of SFAS 130.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The new standard requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and that those instruments be measured at fair value. If certain conditions are met, a derivative may be specifically designated as a hedging instrument. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. This statement, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. While the new standard will apply to the Company's derivative financial instruments, the Company does not believe that adoption of SFAS 133 will have a material effect on the Company's consolidated financial position or results of operations.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Restatement
--------------

On January 13, 1999, the Company issued a press release reporting a restatement of its financial statements for the fiscal years ended June 30, 1998, 1997 and 1996. As required by the FASB Special Report, "A Guide to Implementation of Statement 125 on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, Second Edition," dated December 1998, and related guidance set forth in statements made by the staff of the Securities and Exchange Commission ("SEC") on December 8, 1998, the Company retroactively changed its method of measuring and accounting for credit enhancement assets to the cash-out method from the cash-in method.

Initial deposits to restricted cash accounts and subsequent cash flows received by the Trusts sponsored by the Company accumulate as credit enhancement assets until certain targeted levels are achieved, after which cash is distributed to the Company on an unrestricted basis. Under the cash-in method previously used by the Company, (i) the assumed discount period for measuring the present value of credit enhancement assets ended when cash flows were received by the Trusts and (ii) initial deposits to restricted cash accounts were recorded at face value. Under the cash-out method required by the FASB and SEC, the assumed discount period for measuring the present value of credit enhancement assets ends when cash, including return of the initial deposits, is distributed to the Company on an unrestricted basis.

The change to the cash-out method results only in a difference in the timing of revenue recognition from a securitization and has no effect on the total cash flows of such transactions. While the total amount of revenue recognized over the term of a securitization transaction is the same under either method, the cash-out method results in (i) lower initial gains on the sale of receivables due to the longer discount period and (ii) higher subsequent servicing fee income from accretion of the additional cash-out discount.

The restatement resulted in the following changes to prior period financial statements (in thousands, except per share data):

                                                   Years Ended
                                         --------------------------------
                                         June 30,    June 30,    June 30,
                                           1998        1997        1996
                                           ----        ----        ----

Revenue
  Previous                               $227,940    $137,747    $ 80,978
  As restated                             209,336     123,356      79,635

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Restatement (cont.)
----------------------

Net income
  Previous                                 $ 60,741      $ 38,699      $ 21,591
  As restated                                49,301        29,849        20,765

Diluted earnings per share
  Previous                                    $0.93         $0.63         $0.36
  As restated                                  0.76          0.48          0.34

Credit enhancement assets
  (end of period)
  Previous                                 $321,199      $179,355      $ 43,079
  As restated                               286,309       161,395        41,736

Shareholders' equity (end of period)
  Previous                                 $306,161      $216,536      $163,225
  As restated                               287,848       208,261       162,399



3. Receivables Held for Sale
----------------------------

Receivables held for sale consist of the following (in thousands):

                                                        June 30,      June 30,
                                                          1999          1998
                                                          ----          ----

Auto receivables                                        $444,128      $334,110

Less allowance for losses                                (11,841)      (12,756)
                                                        --------      --------

Auto receivables, net                                    432,287       321,354

Mortgage receivables                                      23,722        21,499
                                                        --------      --------

                                                        $456,009      $342,853
                                                       =========      ========

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

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Receivables Held for Sale (cont.)
------------------------------------

The accrual of finance charge income has been suspended on $7,657,000 and $8,729,000 of delinquent auto receivables as of June 30, 1999 and 1998, respectively.

The Company has established an allowance for losses with respect to auto receivables held for sale to provide for potential credit losses on such receivables prior to their sale in a securitization transaction.

A summary of the allowance for losses is as follows (in thousands):

                                                    Years Ended
                                       ---------------------------------------
                                        June 30,      June 30,      June 30,
                                          1999          1998          1997
                                       ----------    ----------    -----------

Balance at beginning of year             $12,756      $12,946        $13,602
Provision for losses                       9,629        7,555          6,595
Acquisition fees                          64,230       49,859         30,688
Allowance related to receivables
  sold to Trusts                         (66,728)     (48,464)       (20,974)
Net charge-offs                           (8,046)      (9,140)       (16,965)
                                         -------      -------       --------

  Balance at end of year                 $11,841      $12,756        $12,946
                                         =======      =======        =======


4. Credit Enhancement Assets
----------------------------

As of June 30, 1999 and 1998, the Company was servicing $3,661.3 million and $1,968.4 million, respectively, of auto receivables which have been sold to the Trusts. The Company has retained an interest in these receivables in the form of credit enhancement assets.

Credit enhancement assets consist of the following (in thousands):

                                                 June 30,        June 30,
                                                   1999            1998
                                               ------------    ------------
Interest-only receivables
   from Trusts                                   $ 191,865       $ 131,694
Investments in Trust
  receivables                                      195,598          98,857
Restricted cash                                    107,399          55,758
                                               ------------    ------------

                                                 $ 494,862       $ 286,309
                                                 =========       =========

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Credit Enhancement Assets, (cont.)
-------------------------------------

A summary of activity in the credit enhancement assets is as follows (in thousands):

                                                          Years Ended
                                          -------------------------------------------
                                             June 30,       June 30,       June 30,
                                               1999           1998           1997
                                               ----           ----           ----
Balance at beginning of
  year                                      $ 286,309      $ 161,395      $  41,736
Non-cash gain on sale of auto
  receivables                                 157,757         96,405         52,534
Accretion of present value discount            32,625         19,717          7,991
Initial deposits to restricted cash            82,750         56,725         71,400
Change in unrealized gain                      23,052          4,724          7,081
Distributions from Trusts                     (44,531)       (43,807)       (19,347)
Return of deposits from restricted cash       (23,000)
Permanent impairment write-down               (20,100)        (8,850)
                                            ---------      ---------      ---------

  Balance at end of year                    $ 494,862      $ 286,309      $ 161,395
                                            =========      =========      =========

A summary of the allowance for losses included as a component of the interest-only receivables is as follows (in thousands):

                                                    Years Ended
                                    -------------------------------------------
                                       June 30,       June 30,       June 30,
                                         1999           1998           1997
                                         ----           ----           ----

Balance at beginning of year          $ 179,359      $  74,925      $  25,616
Assumptions for cumulative credit
  losses                                294,177        174,446         75,575
Permanent impairment write-down          20,100          8,850
Net charge-offs                        (139,298)       (78,862)       (26,266)
                                      ---------      ---------      ---------

  Balance at end of year              $ 354,338      $ 179,359      $  74,925
                                      =========      =========      =========

5. Warehouse Credit Facilities
------------------------------

Warehouse credit facilities consist of the following (in thousands):

                                                  June 30,           June 30,
                                                    1999               1998
                                                 ----------        -----------

Commercial paper facilities                       $ 94,369           $140,708

Credit agreements                                    1,306

Mortgage facility                                   18,984             24,900
                                                  --------           --------

                                                  $114,659           $165,608
                                                  ========           ========

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Warehouse Credit Facilities (cont.)
--------------------------------------

The Company has a funding agreement with an administrative agent on behalf of an institutionally managed commercial paper conduit and a group of banks under which up to $505 million of structured warehouse financing is available. Under the funding agreement, the Company transfers auto receivables to CP Funding Corp. ("CPFC"), a special purpose finance subsidiary of the Company, and CPFC in turn issues a note, collateralized by such auto receivables, to the agent. The agent provides funding under the note to CPFC pursuant to an advance formula and CPFC forwards the funds to the Company in consideration for the transfer of auto receivables. While CPFC is a consolidated subsidiary of the Company, CPFC is a separate legal entity and the auto receivables transferred to CPFC and the other assets of CPFC are legally owned by CPFC and not available to creditors of AmeriCredit Corp. or its other subsidiaries. Advances under the note bear interest at commercial paper, London Interbank Offered Rates ("LIBOR") or prime rates plus specified fees depending upon the source of funds provided by the agent to CPFC. The funding agreement, which expires in September 1999, contains various covenants requiring certain minimum financial ratios and results.

The Company has a funding agreement with an administrative agent on behalf of an institutionally managed commercial paper conduit and a bank under which up to $375 million of structured warehouse financing is available. Advances under the agreement bear interest at commercial paper, LIBOR or prime rates plus specified fees depending upon the source of funds provided by the agent. The funding agreement, which expires in March 2000, contains various covenants requiring certain minimum financial ratios and results.

The Company has a revolving credit agreement with a group of banks under which the Company may borrow up to $115 million, subject to a defined borrowing base. Borrowings under the credit agreement are collateralized by certain auto receivables and bear interest, based upon the Company's option, at either the prime rate (7.75% as of June 30, 1999) or LIBOR plus 1.25%. The Company is also required to pay an annual commitment fee equal to 0.25% of the unused portion of the credit agreement. The credit agreement, which expires in March 2000, contains various restrictive covenants requiring certain minimum financial ratios and results and placing certain limitations on the prepayment of senior notes, cash dividends and repurchase of common stock.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5. Warehouse Credit Facilities (cont.)
--------------------------------------

The Company's Canadian subsidiary has a convertible revolving term credit agreement with a bank under which the subsidiary may borrow of up to $20 million Cdn., subject to a defined borrowing base. Borrowings under the credit agreement are collateralized by certain Canadian auto receivables and bear interest at the Canadian prime rate. The credit agreement, which expires in November 1999, contains various restrictive covenants requiring certain minimum financial ratios and results and placing certain limitations on the prepayment of senior notes, cash dividends and repurchase of common stock.

The Company has a mortgage warehouse facility with a bank under which the Company may borrow up to $25 million, subject to a defined borrowing base. Borrowings under the facility are collateralized by certain mortgage receivables and bear interest, based upon the Company's option, at either the prime rate plus 0.50% or LIBOR plus 1.5%. The Company is also required to pay an annual commitment fee equal to 0.125% of the unused portion of the facility. The facility expires in July 2000.

6. Senior Notes
---------------

The Company has outstanding $175 million of senior notes that are due in February 2004. Interest on the notes is payable semiannually at a rate of 9.25% per annum. The notes, which are uncollateralized, may be redeemed at the option of the Company after February 2001 at a premium declining to par in February 2003.

Additionally, the Company has outstanding $200 million of senior notes that are due in April 2006. Interest on the notes is payable semiannually at a rate of 9.875% per annum. The notes, which are uncollateralized, may be redeemed at the option of the Company after April 2003 at a premium declining to par in April 2005.

The Indentures pursuant to which the senior notes were issued contain restrictions including limitations on the Company's ability to incur additional indebtedness other than certain collateralized indebtedness, pay cash dividends and repurchase common stock. Debt issuance costs are being amortized over the term of the notes, and unamortized costs of $10,208,000 and $5,478,000 as of June 30, 1999 and 1998, respectively, are included in other assets in the consolidated balance sheets.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Commitments and Contingencies
--------------------------------

Leases

Branch lending offices are generally leased for terms of up to five years with certain rights to extend for additional periods. The Company also leases space for its administrative offices and loan servicing activities under leases with terms up to twelve years with renewal options. Lease expense was $8,105,000, $4,206,000 and $2,132,000 for the years ended June 30, 1999, 1998 and 1997, respectively. Lease commitments for years ending June 30 are as follows (in thousands):

                             2000                  $ 8,865
                             2001                    8,351
                             2002                    7,449
                             2003                    6,224
                             2004                    3,727
                             Thereafter             10,820
                                                   -------

                                                   $45,436
                                                   =======


Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash equivalents, restricted cash, derivative financial instruments and managed auto receivables, which include auto receivables held for sale and auto receivables serviced by the Company on behalf of the Trusts. The Company's cash equivalents and restricted cash represent investments in highly rated securities placed through various major financial institutions. The counterparties to the Company's derivative financial instruments are various major financial institutions. Managed auto receivables represent contracts with consumers residing throughout the United States and, to a limited extent, in Canada, with borrowers located in California and Texas accounting for 14% and 10%, respectively, of the managed auto receivables portfolio as of June 30, 1999. No other state accounted for more than 10% of managed auto receivables.

Legal Proceedings

In the normal course of its business, the Company is named as a defendant in legal proceedings. These cases include claims for alleged truth-in-lending violations, nondisclosures, misrepresentations and deceptive trade practices, among other things. The relief requested by the plaintiffs varies but includes

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. Commitments and Contingencies (cont.)
----------------------------------------

requests for compensatory, statutory and punitive damages. In the opinion of management, the resolution of these proceedings will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

On April 8, 1999, a putative class action complaint was filed against the Company and certain of its officers and directors alleging violations of Section 10(b) of the Securities Exchange Act of 1934 arising from the use of the cash-in method of measuring and accounting for credit enhancement assets in the Company's financial statements through the first quarter of fiscal 1999. In the opinion of management, the litigation is without merit and the Company intends to vigorously defend against the complaint.


8. Stock Options
----------------


General
-------

The Company has certain stock-based compensation plans for employees, non-employee directors and key executive officers.

A total of 14,000,000 shares have been authorized for grants of options under the employee plans, of which 1,981,920 shares remain available for future grants as of June 30, 1999. The exercise price of each option must equal the market price of the Company's stock on the date of grant, and the maximum term of each option is ten years. The vesting period is typically four years. A committee of the Company's Board of Directors determines option grants, vesting periods and the term of each option.

A total of 2,445,000 shares have been authorized for grants of options under the non-employee director plans, of which 900,000 shares remain available for future grants as of June 30, 1999. The exercise price of each option must equal the market price of the Company's stock on the date of grant and the maximum term of each option is ten years. Option grants, vesting periods and the term of each option are established by the terms of the plans.

A total of 6,300,000 shares have been authorized for grants of options under the key executive officer plans, none of which remain available for future grants as of June 30, 1999. Option grants, vesting periods and the exercise price and term of each option are established by the terms of the plans.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Stock Options (cont.)
------------------------

The Company has elected not to adopt the fair value-based method of accounting for stock-based awards and, accordingly, no compensation expense has been recognized for options granted under the plans described above. Had compensation expense for the Company's plans been determined using the fair value-based method, pro forma net income would have been $65,544,000, $45,598,000 and $24,367,000 and pro forma diluted earnings per share would have been $0.98, $0.70 and $0.40 for the years ended June 30, 1999, 1998 and 1997, respectively.

The following tables present information related to the Company's stock-based compensation plans. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                               Years Ended
                               --------------------------------------------
                                 June 30,        June 30,        June 30,
                                   1999            1998            1997
                                   ----            ----            ----

Expected dividends                      0               0               0
Expected volatility                   40%             32%             20%
Risk-free interest rate             5.51%           5.68%           5.87%
Expected life                     5 years         5 years         5 years

Employee Plans
--------------

A summary of stock option activity under the Company's employee plans is as follows (shares in thousands):


                                                                             Years Ended
                                      --------------------------------------------------------------------------------------------
                                               June 30,                        June 30,                       June 30,
                                                 1999                            1998                           1997
                                                 ----                            ----                           ----
                                                         Weighted                       Weighted                       Weighted
                                                          Average                       Average                        Average
                                                         Exercise                       Exercise                       Exercise
                                        Shares            Price         Shares            Price         Shares           Price
                                      -----------------------------   -----------------------------   ----------------------------
Outstanding at
  beginning of year                     10,070          $    7.51        8,752          $    4.68        7,328          $   3.61
Granted                                  2,841              15.42        3,640              13.14        2,502              7.74
Exercised                               (1,829)              4.13       (2,034)              5.29         (846)             3.96
Forfeited                                 (226)             12.41         (288)              8.31         (232)             5.84
                                       -------          ---------      -------          ---------      -------          --------
Outstanding at
  end of year                           10,856          $    9.92       10,070          $    7.51        8,752          $   4.68
                                       =======          =========      =======          =========      =======          ========

Options exercisable at
  end of year                            6,969          $    8.18        6,030          $    5.11        6,322          $   3.89
                                       =======          =========      =======          =========      =======          ========

Weighted average fair value
  of options granted
  during year                                           $    6.72                       $  5.06                         $   2.11
                                                        =========                       =======                         ========

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Stock Options (cont.)
------------------------

A summary of options outstanding under employee plans as of June 30, 1999 is as follows (shares in thousands):


                                                   Options Outstanding                            Options Exercisable
                                  -----------------------------------------------------      ---------------------------
                                                         Weighted              Weighted                         Weighted
                                                       Average Years           Average                           Average
Range of                             Number            of Remaining            Exercise         Number          Exercise
Exercise Prices                   Outstanding        Contractual Life           Price        Outstanding          Price
---------------                   -----------        ----------------           -----        -----------          -----
$1.25 to 2.32                              930              2.24                  $1.81             930             $1.81
$2.75 to 4.57                            1,848              5.44                   3.80           1,848              3.80
$5.50 to 7.88                            1,668              6.17                   6.97           1,179              6.90
$8.19 to 9.19                              437              7.51                   8.41             216              8.38
$10.13 to 13.07                          2,808              8.80                  11.68           1,631             11.82
$13.38 to 16.38                          1,288              8.74                  15.68             645             15.68
$17.00 to 17.44                          1,877              8.51                  17.26             520             17.27
                                     ---------                                                ---------

                                        10,856                                                    6,969
                                      ========                                                 ========

Non-Employee Director Plans
---------------------------

A summary of stock option activity under the Company's non-employee director plans is as follows, (shares in thousands):


                                                                         Years Ended
                                   ------------------------------------------------------------------------------------------
                                             June 30,                      June 30,                      June 30,
                                               1999                          1998                          1997
                                               ----                          ----                          ----
                                                       Weighted                      Weighted                      Weighted
                                                       Average                       Average                       Average
                                                       Exercise                      Exercise                      Exercise
                                     Shares             Price       Shares            Price        Shares           Price
                                   -----------------------------  -----------------------------  ----------------------------
Outstanding at
  beginning of year                   1,526          $    2.87       1,708          $    2.21       1,826          $   1.80
Granted                                  80              14.88          80              14.63          80              9.38
Exercised                              (201)              3.00        (262)              2.17        (198)             1.40
Forfeited                               (20)             14.63
                                 ----------         ----------  ----------         ----------  ----------        ----------
Outstanding at
  end of year                         1,385          $    3.37       1,526          $    2.87       1,708          $   2.21
                                 ==========         ==========  ==========         ==========  ==========        ==========

Options exercisable at
  end of year                         1,385          $    3.37       1,526          $    2.87       1,708          $   2.21
                                 ==========         ==========  ==========         ==========  ==========        ==========
Weighted average fair value
  of options granted
  during year                                        $    6.49                      $    5.66                      $   2.57
                                                    ==========                     ==========                    ==========

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Stock Options (cont.)
------------------------

A summary of options outstanding under non-employee director plans as of June 30, 1999, is as follows (shares in thousands):

                                Options Outstanding and Exercisable
                           ----------------------------------------------
                                               Weighted          Weighted
                                             Average Years       Average
        Range of              Number         of Remaining        Exercise
     Exercise Prices       Outstanding     Contractual Life        Price
     ---------------       -----------     ----------------        -----

$1.40 to 3.75                 1,145              2.09             $ 1.60
$6.44 to 9.38                   100              6.97               7.64
$14.63 to 14.88                 140              8.93              14.77
                          ---------

                              1,385
                          =========


Key Executive Officer Plans
---------------------------

A summary of stock option activity under the Company's key executive officer plans is as follows (shares in thousands):

                                                                         Years Ended
                                   ------------------------------------------------------------------------------------------
                                             June 30,                      June 30,                      June 30,
                                               1999                          1998                          1997
                                               ----                          ----                          ----
                                                       Weighted                      Weighted                      Weighted
                                                       Average                       Average                       Average
                                                       Exercise                      Exercise                      Exercise
                                     Shares             Price       Shares            Price        Shares           Price
                                   -----------------------------  -----------------------------  ----------------------------
Outstanding at
  beginning of year                  1,700           $    8.00       1,700          $   8.00       1,700           $   8.00
Granted                              4,600               12.00
                                   -------           ---------    --------          --------     -------           --------
Outstanding at end
  of year                            6,300           $   10.92       1,700          $   8.00       1,700           $   8.00
                                   =======           =========    ========          ========     =======           ========

Options exercisable at
  end of year                        1,700           $    8.00       1,700          $   8.00
                                   =======           =========    ========          ========

Weighted average fair value
  of options granted
  during year                                        $    5.25
                                                     =========

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Stock Options (cont.)
------------------------

A summary of options outstanding under key executive officer plans as of June 30, 1999, is as follows (shares in thousands):


                                                   Options Outstanding                          Options Exercisable
                                  -----------------------------------------------------      ---------------------------
                                                         Weighted              Weighted                         Weighted
                                                       Average Years           Average                           Average
Range of                             Number            of Remaining            Exercise         Number          Exercise
Exercise Prices                   Outstanding        Contractual Life           Price        Outstanding          Price
---------------                   -----------        ----------------           -----        -----------          -----
$8.00                                  1,700               3.82                   $8.00           1,700            $ 8.00
$12.00                                 4,600               3.58                   12.00
                                  ----------                                                 ----------

                                       6,300                                                      1,700
                                  ==========                                                 ==========

9. Employee Benefit Plans
-------------------------

The Company has a defined contribution retirement plan covering substantially all employees. The Company's contributions to the plan were $1,026,000, $358,000 and $201,000 for the years ended June 30, 1999, 1998 and 1997, respectively.

The Company also has an employee stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the market value at specified dates. A total of 2,000,000 shares have been reserved for issuance under the plan. Shares purchased under the plan were 251,038, 260,892 and 208,430 for the years ended June 30, 1999, 1998 and 1997, respectively.



10. Income Taxes
----------------

The income tax provision consists of the following (in thousands):

                                 Years Ended
                 ---------------------------------------------
                  June 30,         June 30,          June 30,
                    1999             1998              1997
                 ----------       ----------        ----------

Current          $  3,486         $   (113)         $   (201)
Deferred           43,364           30,974            18,886
                 --------         --------          --------

                 $ 46,850         $ 30,861          $ 18,685
                 ========         ========          ========

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income Taxes (cont.)
------------------------

The Company's effective income tax rate on income before income taxes differs from the U.S. statutory tax rate as follows:

                                            Years Ended
                              ----------------------------------------
                                June 30,      June 30,      June 30,
                                  1999          1998          1997
                              ------------  ------------  ------------

U.S. statutory tax rate           35.0%         35.0%         35.0%
Other                              3.5           3.5           3.5
                                ------        ------        ------

                                  38.5%         38.5%         38.5%
                                ======        ======        ======

The deferred income tax provision consists of the following (in thousands):

                                                            Years Ended
                                          ------------------------------------------------
                                            June 30,          June 30,          June 30,
                                              1999              1998              1997
                                          ------------      ------------      ------------
Net operating loss carryforward             $ 10,093          $ (9,051)         $  5,501
Allowance for losses                           1,553               993            (1,046)
Gain on sale of receivables                   23,784            32,606             9,282
Income tax benefit from exercise of
   options                                     9,918             9,575             2,652
Other                                         (1,984)           (3,149)            2,497
                                            --------          --------          --------

                                            $ 43,364          $ 30,974          $ 18,886
                                            ========          ========          ========

The tax effects of temporary differences that give rise to deferred tax liabilities and assets are as follows (in thousands):

                                                  June 30,          June 30,
                                                    1999              1998
                                                    ----              ----

Deferred tax liabilities:
   Gain on sale of receivables                   $(65,156)         $(41,372)
   Unrealized gain on credit enhancement
     assets                                       (13,447)           (4,571)
   Other                                           (2,650)           (2,340)
                                                 --------          --------
                                                  (81,253)          (48,283)
                                                 --------          --------
Deferred tax assets:
  Net operating loss carryforward                   2,426            12,519
  Alternative minimum tax credits                     561             1,567
  Other                                             4,271             2,524
                                                 --------          --------
                                                    7,258            16,610
                                                 --------          --------

Net deferred tax liability                       $(73,995)         $(31,673)
                                                 ========          ========

As of June 30, 1999, the Company has an alternative minimum tax credit carryforward of $561,000 with no expiration date.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. Earnings Per Share
----------------------

A reconciliation of weighted average shares used to compute basic and diluted earnings per share is as follows:

                                                    Years Ended
                                    --------------------------------------------
                                      June 30,        June 30,        June 30,
                                        1999            1998            1997
                                        ----            ----            ----

Weighted average shares
  outstanding                        63,005,746      60,188,788      57,774,724

Incremental shares resulting
  from assumed exercise of
  stock options                       4,185,489       5,014,672       3,799,824
                                     ----------      ----------      ----------

Weighted average shares and
  assumed incremental shares         67,191,235      65,203,460      61,574,548
                                     ==========      ==========      ==========


Basic earnings per share have been computed by dividing net income by weighted average shares outstanding. Diluted earnings per share have been computed by dividing net income by weighted average shares and assumed incremental shares.


12. Supplemental Information
----------------------------

Cash payments (receipts) for interest costs and income taxes consist of the following (in thousands):

                                                    Years Ended
                                     ------------------------------------------
                                       June 30,       June 30,       June 30,
                                         1999           1998           1997
                                     ------------   ------------   ------------

Interest costs (none capitalized)      $ 39,930       $ 26,369      $ 15,196
Income taxes                            (13,947)        14,804           599

During the years ended June 30, 1999, 1998 and 1997, the Company entered into capital lease agreements for property and equipment of $15,380,000, $4,246,000 and $3,651,000, respectively.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13. Fair Value of Financial Instruments
---------------------------------------

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether recognized or not in the Company's consolidated balance sheets. Fair values are based on estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated timing and amount of future cash flows. Therefore, the estimates of fair value may differ substantially from amounts that ultimately may be realized or paid at settlement or maturity of the financial instruments. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Estimated fair values, carrying values and various methods and assumptions used in valuing the Company's financial instruments are set forth below (in thousands):

                                                         June 30, 1999                     June 30, 1998
                                                 -------------------------------------------------------------------
                                                   Carrying        Estimated          Carrying          Estimated
                                                     Value         Fair Value           Value           Fair Value
                                                     -----         ----------           -----           ----------
Financial assets:
  Cash and cash equivalents           (a)         $  21,189         $  21,189         $  33,087          $  33,087
  Receivables held for
    sale, net                         (b)           456,009           482,706           342,853            367,613
  Interest-only receivables
    from Trusts                       (c)           191,865           191,865           131,694            131,694
  Investments in Trust
    receivables                       (c)           195,598           195,598            98,857             98,857
  Restricted cash                     (c)           107,399           107,399            55,758             55,758
Financial liabilities:
  Warehouse credit facilities         (d)           114,659           114,659           165,608            165,608
  Senior notes                        (e)           375,000           381,750           175,000            177,625
  Other notes payable                 (f)            17,874            17,874             6,410              6,410
  Interest rate swaps                 (g)             5,729             5,729              (269)               170

(a) The carrying value of cash and cash equivalents is considered to be a reasonable estimate of fair value since these investments bear interest at market rates and have maturities of less than 90 days.

(b) Since the Company periodically sells its receivables, fair value is estimated by discounting future net cash flows expected to be realized from the sale of the receivables using discount rate, prepayment and credit loss assumptions similar to the Company's historical experience.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13. Fair Value of Financial Instruments (cont.)
-----------------------------------------------

(c) The fair value of interest-only receivables from Trusts, investments in Trust receivables and restricted cash is estimated by discounting the associated future net cash flows using discount rate, prepayment and credit loss assumptions similar to the Company's historical experience.

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

(g) The fair value of the interest rate swaps is based on the quoted termination cost and is taken into consideration in the valuation of the interest-only receivables from Trusts.

REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Shareholders
  AmeriCredit Corp.

We have audited the accompanying consolidated balance sheets of AmeriCredit Corp. as of June 30, 1999 and 1998, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmeriCredit Corp. as of June 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, AmeriCredit Corp. retroactively changed its method of measuring and accounting for credit enhancement assets.


PricewaterhouseCoopers LLP



Fort Worth, Texas
August 4, 1999

                                AMERICREDIT CORP.
                                Common Stock Data



Common Stock Data

The Company's common stock trades on the New York Stock Exchange under the symbol ACF. There were 64,141,444 shares of common stock outstanding as of June 30, 1999. The following table sets forth the range of the high, low and closing sale prices for the Company's common stock as reported on the Composite Tape of the New York Stock Exchange Listed Issues.

                                              High          Low         Close
Fiscal year ended June 30, 1999
-------------------------------

First Quarter                                $18.66        $10.38       $12.19
Second Quarter                                16.06          6.63        13.81
Third Quarter                                 15.25          9.81        13.13
Fourth Quarter                                17.50         12.94        16.00

Fiscal year ended June 30, 1998
-------------------------------

First Quarter                                $14.97        $10.03       $14.25
Second Quarter                                17.22         11.31        13.84
Third Quarter                                 15.38         10.47        13.75
Fourth Quarter                                18.28         13.75        17.84

The table above has been adjusted to reflect the two-for-one stock split effected in the form of a 100% stock dividend paid on September 30, 1998.

As of June 30, 1999, there were approximately 300 shareholders of record of the Company's common stock.

                                AMERICREDIT CORP.

                                 Quarterly Data
                                   (Unaudited)
                  (dollars in thousands, except per share data)

                                        First        Second         Third        Fourth
                                       Quarter       Quarter       Quarter       Quarter
                                       -------       -------       -------       -------
Fiscal year ended June 30, 1999

Finance charge income              $    16,917   $    16,260   $    18,361   $    23,750
Gain on sale of receivables             35,120        38,900        42,531        53,341
Servicing fee income                    16,865        21,146        23,691        24,264
Income before income taxes              25,174        28,254        31,715        36,547
Net income                              15,482        17,376        19,505        22,477
Diluted earnings per share                0.23          0.26          0.29          0.33
Weighted average shares and
  assumed incremental shares        66,968,691    66,750,045    66,514,367    68,695,877


Fiscal year ended June 30, 1998

Finance charge income              $    13,061   $    13,129   $    13,862   $    15,785
Gain on sale of receivables             20,680        23,655        27,503        31,356
Servicing fee income                    10,289        11,882        12,218        13,521
Income before income taxes              16,634        19,368        21,557        22,603
Net income                              10,230        11,912        13,258        13,901
Diluted earnings per share                0.16          0.18          0.20          0.21
Weighted average shares and
  assumed incremental shares        63,983,916    64,813,118    64,969,618    66,597,676

                                AMERICREDIT CORP.
                             SHAREHOLDER INFORMATION

Corporate Headquarters
----------------------

801 Cherry Street
Suite 3900
Fort Worth, Texas 76102
817-302-7000

Annual Meeting
--------------

The annual meeting of the Company will be held on November 3, 1999, at 10 a.m. at the Fort Worth Club, 306 West Seventh Street, Fort Worth, Texas. All shareholders are cordially invited to attend.

Investor Relations Information
------------------------------

For financial/investment data and general information about AmeriCredit Corp., write the Investor Relations Department at the above address or telephone 817-302-7009. Information about the Company may also be found at www.americredit.com.

Individual investors can invest in AmeriCredit for significantly reduced fees through the NAIC Stock Service. For more information call 888-780-8400 or visit www.naicstockservice.com.

Transfer Agent and Registrar
----------------------------

ChaseMellon Shareholder Services
85 Challenger Rd., Overpeck Centre
Ridgefield Park, NJ 07660-2104
800-635-9270
www.chasemellon.com

Independent Accountants
-----------------------

PricewaterhouseCoopers LLP
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102-4183

Form 10-K
---------

Shareholders may obtain without charge a copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, by writing the Investor Relations Department at the corporate headquarters address or by accessing Investor Information on the Company's Web site at www.americredit.com.

Directors
---------

Clifton H. Morris, Jr.
Chairman of the Board and Chief Executive Officer
AmeriCredit Corp.

Michael R. Barrington
Vice Chairman, President and Chief Operating Officer
AmeriCredit Corp.

Daniel E. Berce
Vice Chairman and Chief Financial Officer
AmeriCredit Corp.

A.R. Dike
President and Chief Executive Officer
The Dike Company, Inc.

Edward H. Esstman
President and Chief Operating Officer
AmeriCredit Financial Services, Inc.

James H. Greer
Chairman of the Board
Shelton W. Greer Co., Inc.

Douglas K. Higgins
Owner
Higgins & Associates

Kenneth H. Jones, Jr.
Vice Chairman
KBK Capital Corporation


Officers
--------

AmeriCredit Corp.

Clifton H. Morris, Jr.
Chairman of the Board and Chief Executive Officer

Michael R. Barrington
Vice Chairman, President and Chief Operating Officer

Daniel E. Berce
Vice Chairman and Chief Financial Officer

----------------

Joseph E. McClure
Executive Vice President and Chief Information Officer

Michael T. Miller
Executive Vice President and Chief Credit Officer

Preston A. Miller
Executive Vice President and Treasurer

James M. Adelt
Senior Vice President, Software Solutions

Randall K. Benefield
Senior Vice President, Strategy and Architecture

Steven P. Bowman
Senior Vice President, Director of Risk Management

Chris A. Choate
Senior Vice President, General Counsel and Secretary

Gregory K. Ellis
Senior Vice President and Controller

Patricia A. Jones
Senior Vice President, Director of Human Resources

Russell L. Massey
Senior Vice President, Finance

AmeriCredit Financial Services, Inc.

Edward H. Esstman
President and Chief Operating Officer

Philip A. Alberti
Executive Vice President,
Director of Consumer Finance

S. Mark Floyd
Executive Vice President, Director of Strategic Alliances

Peter M. Kidd
Executive Vice President,
Director of Consumer Finance

----------------

Cheryl L. Miller
Executive Vice President, Director of Collections and Customer Service

Todd M. Patin
Executive Vice President,
Director of Consumer Finance

Cinde C. Perales
Executive Vice President, Director of Loan Services

AmeriCredit Mortgage Services

Robert J. Frye
President and Chief Operating Officer

Denny P. Hanysak
Executive Vice President, Mortgage Services

Michael G. Hughes
Executive Vice President, Mortgage Services