Form 10-K405, Exhibit 13
period 2000-06-30
AMERICREDIT CORP
filed 2000-09-28
CIK 804269

                                                                    EXHIBIT 13.1

                               AMERICREDIT CORP.

                              ANNUAL REPORT 2000

DEFINING OUR i/4/ VISION

AmeriCredit's mission is to create value for our stakeholders by constantly improving our services, investing in innovative solutions and information-based strategies, and promoting a culture of teamwork, excellence and integrity. Our Mission Statement reflects who we are, what we do and why. It contains four words so meaningful to us that, when brought together, their impact is magnified to the fourth power, or i/4/: integrity, innovation, information and investment. In the next few pages, we will share our strategies and successes in creating value for our stakeholders, accomplished by all AmeriCredit team members living, working and performing to the standards of i/4/.

CORPORATE PROFILE

AmeriCredit is a leading consumer finance company specializing in purchasing and servicing automobile loans. Through our branch network and strategic alliances with dealership groups and banks, we purchase loans made by franchised and select independent auto dealers to consumers who are typically unable to obtain financing from traditional sources. Our history of improving asset quality and strong financial performance in a rapidly growing and highly fragmented market can be attributed to our use of technology and sophisticated risk management techniques. The deployment of proprietary scorecards and pricing models allows our branch managers and credit underwriters to statistically assess loan quality at origination while balancing risk and return. Behavior-scoring models then enable us to measure credit quality throughout the life of the loans, allowing us to allocate servicing resources in an efficient manner. Behavior-scoring models also assist us in defining additional auto lending opportunities with both new and existing customers.

TO OUR SHAREHOLDERS

We are pleased to report on AmeriCredit's accomplishments for fiscal 2000 and strategies for extending our industry-leading position in middle market auto finance. Our goal last year was to significantly grow market share and increase our return on managed assets. We successfully achieved both targets. Now our focus is on realizing continued solid receivables growth along with even higher returns in fiscal 2001. Our ongoing investments in innovative technology, information-based risk solutions, best-in-class customer service and the skill and integrity of our employees give us confidence that we can again meet our objectives.

Fiscal 2000 Results

AmeriCredit reported record net income of $114.5 million for fiscal 2000, including a charge for the closing of our mortgage business in the second quarter. Excluding this charge, earnings for fiscal 2000 were $123.5 million, compared to net income of $74.8 million for the previous fiscal year, a 65% increase. On a per-share basis, excluding the charge, fiscal 2000 earnings grew 43% to $1.59 from $1.11 last year. The fourth quarter of fiscal 2000 marked our 25th consecutive quarter of increased operating income.

As an alternative measure of our financial performance, we supplementally report pro forma "portfolio-based" earnings data. This data presents our operating results as if AmeriCredit were a portfolio lender, essentially excluding the effects of gain on sale accounting. Pro forma "portfolio-based" earnings were $126.8 million, or $1.63 per share, for fiscal 2000, compared to $53.8 million, or $0.80 per share, for the prior fiscal year. Of particular note is that our pro forma "portfolio-based" earnings exceeded our earnings utilizing gain on sale accounting for fiscal 2000, highlighting the economic strengths of our business model.

One of our key objectives for fiscal 2000 was to drive our return on managed assets up to the 2.5% level. Our returns reached an annualized 2.7% for the fourth quarter of fiscal 2000, the highest in our history. For the full fiscal year, return on managed assets was 2.4%, up from 1.7% in fiscal 1999. Looking ahead, we have set our sights higher and now believe that our new goal of a return of 3% is achievable.

This improvement in profitability is attributable to our efforts to manage net interest margin while gaining operating efficiencies and lowering credit losses. In response to increases in short-term interest rates, we implemented selective price increases in the second half of fiscal 2000. As a result, net interest margin on new loan volume for the fourth quarter of this year exceeded the margin on loan production for the comparable period last year. We continue to monitor the interest rate environment and are prepared to further increase our pricing if necessary to preserve margins.

Asset Growth

AmeriCredit's managed auto receivables grew 62% during the year to $6.6 billion at June 30, 2000. Automobile loan purchases amounted to $4.4 billion for fiscal 2000, compared to $2.9 billion last year, an increase of 54%. We experienced strong volume in each of our distribution channels. Mature branch offices generated 25% more loan production during fiscal 2000 than in fiscal 1999. Our fast, consistent credit decisions, prompt funding and local market service continue to enhance our relationships with auto dealers nationwide and enable us to build market share.

Because of the progress of our existing branches, AmeriCredit maintained a strong loan growth rate despite opening fewer offices than in the past. We opened 20 offices during fiscal 2000, bringing the total to 196 locations in the United States and Canada. We had active relationships with 14,076 auto dealers in fiscal 2000, up from 12,590 dealers last year.

AmeriCredit's Strategic Alliance Group now has 15 partners consisting of 11 large auto dealer groups and four banks, including Chase Auto Finance. Alliance loan volume is generated primarily through our branch network, adding to our market share gains.

Our relationship with Chase Auto Finance continues to prosper. In this program, AmeriCredit and Chase jointly market lending products to auto dealers with Chase providing prime auto financing and AmeriCredit providing middle market financing. This alliance allows Chase and AmeriCredit to offer auto dealers one-stop shopping to meet consumers' wide range of auto financing needs. At June 30, 2000, approximately 2,800 dealers were enrolled in the program. The Chase alliance contributed $103 million of incremental loan volume during the fourth quarter of fiscal 2000, up from $6 million during the same period last year.

In fiscal 2000, we launched two new initiatives designed to preapprove consumers for an AmeriCredit loan prior to their vehicle purchase. In our Valued Customer Program, AmeriCredit preapproves qualifying existing AmeriCredit customers for their next auto loan when they trade in their vehicle or otherwise pay off their active AmeriCredit account. This initiative has been very successful in retaining customers and we are achieving application closure rates almost three times the level experienced in our core business. We are also testing a direct mail marketing program whereby specified consumers are preapproved for financing at select auto dealers serviced by AmeriCredit.

Finally, we introduced our Internet strategy late in the fiscal year. While only limited middle market lending is conducted over the Internet today, that aspect of our business is expected to grow. In order to extend our industry-leading position to the online lending environment, AmeriCredit has developed technology to process electronic loan applications at Internet speed. Our strategy includes partnering with select online auto dealers and lenders to solicit online credit applications. In addition, we will soon provide auto dealers and consumers online self-service capabilities related to their AmeriCredit accounts.

Operating Efficiency

A key contributor to our increasing return on managed assets has been the improvement in our operating cost ratio. AmeriCredit's ratio of operating expenses to average managed auto receivables dropped to 4.1% for fiscal 2000 from 5.0% the previous year. We expect to see further improvements in fiscal 2001 as we continue to benefit from economies of scale and technology initiatives.

Risk Management

AmeriCredit's information-based strategies for managing and pricing for credit risk again proved effective in fiscal 2000. We generated significant loan growth while experiencing favorable trends in credit quality.

Net charge-offs declined to 4.0% of average managed auto receivables for fiscal 2000 from 4.7% last year. Our annualized charge-off rate of 3.8% for the fourth quarter of fiscal 2000 marked AmeriCredit's 17th consecutive quarter of stable or declining charge-off levels. Accounts more than 30 days past due, including repossessions, were 9.6% as of June 30, 2000, compared to 9.5% at the end of last year.

AmeriCredit's proprietary database of consumer credit characteristics combined with eight years of loan performance statistics provides a platform for industry-leading underwriting, risk-based pricing and servicing technology. While our third-generation family of credit scorecards, installed in February 1999, remains a primary driver of our positive credit quality trends, our ongoing data-mining initiatives have identified opportunities for further enhancements. As a result, we are developing other segmented scorecards to add to our current set of models and will soon begin work on a fourth generation of credit-scoring tools.

Our proprietary database is also used to constantly update our behavioral assessment models. Historically, we have deployed these tools in the collections process to target the optimum point for customer contact, but are now finding wider applications. For instance, the behavioral assessment models are used to preapprove qualified consumers in our Valued Customer Program.

Financing Activities

In fiscal 2000, AmeriCredit strengthened its balance sheet and financial flexibility considerably through the capital markets. In August 1999, we raised $112 million in a follow-on equity offering of 9.2 million shares.
Shareholders' equity stood at $688.6 million at fiscal year end. We also increased our warehouse credit lines by $1.2 billion to $2.2 billion at June 30, 2000, diversifying our funding sources by adding two new credit facilities.

We again accessed the public asset-backed securities market on a quarterly basis, raising $4.4 billion in four transactions during the year. AmeriCredit is a well-known issuer in the market and has sold a total of $11.3 billion of securities since 1994. We were the seventh largest issuer of asset-backed securities inclusive of all asset classes for the 12-month period ended June 30, 2000.

Our outstanding asset-backed transactions continue to perform well within expectations. Cash distributions to AmeriCredit from our securitization trusts increased to $125.1 million for fiscal 2000 from $44.5 million last year, aiding our overall cash flow. In fact, for the second half of fiscal 2000, AmeriCredit's cash flow from operations exceeded our required credit enhancement investments in new securitizations.

Our Mission

One year ago, a group of AmeriCredit employees met to help us put into words the unique set of beliefs and operating principles that define the character of the AmeriCredit team. They succeeded in capturing the essence of our culture in four words - Integrity, Innovation, Information and Investment. We refer to the concept as i/4/ or "i to the fourth power." This i/4/ operating philosophy is, we believe, the basis for our company's success. Further, we are convinced that by building on this foundation, AmeriCredit can deliver superior value to our stakeholders well into the future. It is appropriate, therefore, that i/4/ provides the theme for this annual report.

We sincerely thank each of our key stakeholders - our employees, customers, shareholders and communities - for their continued support.

Sincerely,


Clifton H. Morris, Jr.
Executive Chairman of the Board


Michael R. Barrington
Vice Chairman, Chief Executive Officer
and President


Daniel E. Berce
Vice Chairman and Chief Financial Officer

September 8, 2000

                               AMERICREDIT CORP.
                  SUMMARY FINANCIAL AND OPERATING INFORMATION
                 (dollars in thousands, except per share data)

Years Ended June 30,                                2000 (a)       1999         1998         1997         1996
------------------------------------------------------------------------------------------------------------------
Operating Data

Auto loan originations                            $ 4,427,945   $ 2,879,796  $ 1,737,813  $   906,794  $   432,442

Finance charge income                                 124,150        75,288       55,837       44,910       51,706

Gain on sale of receivables                           209,070       169,892      103,194       52,323       21,405

Servicing fee income                                  170,251        85,966       47,910       23,492        3,892

Total revenue                                         509,680       335,456      209,336      123,356       79,635

Net income                                            114,501        74,840       49,301       29,849       20,765

Diluted earnings per share                               1.48          1.11         0.76         0.48         0.34

Weighted average shares and
  assumed incremental shares                       77,613,652    67,191,235   65,203,460   61,574,548   60,406,596

June 30,                                                 2000          1999         1998         1997         1996
------------------------------------------------------------------------------------------------------------------
Balance Sheet Data

Receivables held for sale, net                    $   871,511   $   456,009  $   342,853  $   266,657  $   250,484

Credit enhancement assets                             824,618       494,862      286,309      161,395       41,736

Total assets                                        1,862,269     1,063,487      713,671      475,493      329,333

Senior notes                                          375,000       375,000      175,000      125,000

Total liabilities                                   1,173,690       663,757      425,823      267,232      166,934

Shareholders' equity                                  688,579       399,730      287,848      208,261      162,399

Managed auto receivables                            6,649,981     4,105,468    2,302,516    1,138,255      523,981

(a) The Company closed its mortgage operations in fiscal 2000 and recorded a related charge of $9.0 million or $0.11 per share, net of income tax benefits.

GIVING OUR STAKEHOLDERS A NAME TO LOOK UP TO

We value customer relationships and continuously strive to understand and meet customer needs with unique solutions. Our local branch managers assist auto dealers by offering credit decisions in less than one hour on average, coupled with loan funding as quickly as that very day. Auto dealers have rewarded us with a greater share of their business - our mature branches experienced a 25% volume increase this year. To provide an even higher level of service, AmeriCredit and Chase Auto Finance have teamed up to offer dealers "one-stop shopping." Under this co-branded program, Chase and AmeriCredit representatives call on auto dealers together, offering products across the credit spectrum. We have relationships with over 500,000 consumers today and, in many cases, we are their largest credit source. We are seeking ways to enhance the quality of every point of consumer contact. For instance, we are establishing an inbound call center dedicated to customer service.

Integrity

Character and respect shall govern our actions. We will treat others the way we expect to be treated and lead by example. We will value our stakeholders' opinions and actively listen to ensure we understand their views and deliver what we promise with loyalty to execution.

FINDING NEW WAYS TO MAKE AN IMPACT

Our expertise with technology is key to our leadership position. The use of state-of-the-art systems throughout the Company has resulted in better service for our customers, more efficient operations and a higher level of profitability. We embrace change and are not afraid to implement new technologies. Innovation is encouraged, and we strive to continually improve not only the way we interface with our customers, but also how we share and analyze data internally. Our customers' use of the Internet is increasing every day, yielding a wealth of new opportunities. Our e-business strategy will harness these opportunities with our unique approach to auto lending. We plan to partner with online lenders and auto dealers to provide online auto financing to consumers with the convenience and speed that e-shoppers have come to expect. Our dealer and consumer customers will have online self-service capability via the Internet, allowing them to reach AmeriCredit any time of the day or night.

Innovation

We will never become complacent. We will embrace change and participate in exploring opportunities to improve. We will proactively create our future by challenging the status quo and daring to innovate. We will commit to realizing efficiency gains and the benefits of continual improvement.

POOLING OUR TALENTS AND RESOURCES

We have originated over $10 billion in auto loans since our inception eight years ago. Our data warehouse includes over 200 characteristics related to each loan - facts from loan applications, loan structure information and credit bureau data. This information, when interfaced with loan performance history, creates the industry's most extensive proprietary database. Our database allows us to create and refine statistical credit-scoring models for more effective loan underwriting and portfolio management. Behavioral models take our data analysis a step further. By monitoring our customers' loan payment performance and comparing it to how they treat their other creditors, we can effectively allocate collection resources to the appropriate accounts, resulting in a more efficient customer service effort. Our information-based approach is now being used to identify growth opportunities such as targeting existing customers for their next auto loan and seeking out new customers before they even reach the auto dealer.

Information

We will share information and promote open communication. We will encourage everyone to participate in a non-intimidating environment. We will develop and deploy our strategies and measure performance using all available technology.

REACHING NEW HEIGHTS TOGETHER

Today there are over 3,000 AmeriCredit employees located across the United States and Canada. Their commitment to achieving our Company's mission is the true reason for our success. Our goal of being an employer of choice was set to help us attract, motivate and retain outstanding employees, and it is paying off. We value the culture at AmeriCredit and are proactively seeking to make it even better. We have expanded our commitment to share information with our team members across the continent by launching AmeriNet - AmeriCredit's Intranet. This sophisticated network communicates the same information to all our team members on a timely, consistent basis. The commitment to our employees does not stop there. Partnering with the communities where we work and live means giving back to the community. Coupled with corporate support, AmeriCredit employees participate in a wide variety of worthy causes, creatively raising money and volunteering their time.

Investment

We will attract, motivate and retain outstanding employees by investing in their welfare and development. We will build mutually beneficial relationships to provide best-in-class customer service. We will champion transfer of knowledge and encourage people to become resources for each other. We will participate as a partner in the community.

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

Excess cash flows from the Trusts are initially utilized to fund credit enhancement requirements to secure financial guaranty insurance policies issued by an insurance company to protect investors in the asset-backed securities from losses. Once predetermined credit enhancement requirements are reached and maintained, excess cash flows are distributed to the Company. In addition to excess cash flows, the Company earns monthly base servicing fee income of 2.25% per annum on the outstanding principal balance of receivables securitized ("serviced receivables").

In November 1996, the Company acquired AmeriCredit Mortgage Services ("AMS"), which originated and sold mortgage loans. Receivables originated in this business are referred to as mortgage receivables. Such receivables were generally packaged and sold for cash on a servicing released whole-loan basis. Deterioration in the wholesale loan markets caused premiums received by AMS for the sale of mortgage loans to decrease. As a result, during October 1999, Company management assessed various options with respect to the operations of AMS and decided to cease the operations of AMS. The AMS wholesale mortgage loan production and processing offices were closed, and the assets of AMS are being liquidated.

The Company incurred a pre-tax charge of $10.5 million in fiscal 2000 related to the closing of its mortgage operations. The charge consists of a $6.6 million write-off of goodwill, $2.0 million of reserves against mortgage receivables held for sale and $1.9 million of severance, facility closing and other costs. Since the goodwill write-off is not deductible for income tax reporting purposes, the charge amounted to approximately $9.0 million after related income tax benefits.

RESULTS OF OPERATIONS

Year Ended June 30, 2000 as compared to
---------------------------------------
   Year Ended June 30, 1999
   ------------------------

Revenue

The Company's average managed receivables outstanding consisted of the following (in thousands):

Years Ended June 30,                    2000                 1999
--------------------------------------------------------------------

Auto:
  Held for sale                      $  543,518           $  320,962
  Serviced                            4,791,062            2,808,501
                                 -----------------------------------
                                      5,334,580            3,129,463
Mortgage                                 22,011               26,785
                                 -----------------------------------

                                     $5,356,591           $3,156,248
                                 ===================================

Average managed receivables outstanding increased by 70% as a result of higher loan purchase volume. The Company purchased $4,427.9 million of auto loans during fiscal 2000, compared to purchases of $2,879.8 million during fiscal 1999. This growth resulted from increased loan production at branches open during both periods as well as expansion of the Company's branch network. Loan purchases at branch offices opened prior to June 30, 1998, were 25% higher in fiscal 2000 versus fiscal 1999. The Company operated 196 auto lending branch offices as of June 30, 2000, compared to 176 as of June 30, 1999.

Finance charge income consisted of the following (in thousands):

Years Ended June 30,                         2000             1999
------------------------------------------------------------------

Auto                                     $123,093          $72,749
Mortgage                                    1,057            2,539
                                       ---------------------------

                                         $124,150          $75,288
                                       ===========================

The increase in finance charge income was primarily due to an increase of 69% in average auto receivables held for sale in fiscal 2000 versus fiscal 1999. The Company's effective yield on its auto receivables held for sale was 22.7% for both fiscal 2000 and 1999. The effective yield is higher than the contractual rates of the Company's auto finance contracts primarily as a result of finance charge income earned between the date the auto finance contract is originated by the automobile dealership and the date the auto finance contract is funded by the Company.

The gain on sale of receivables consisted of the following (in thousands):

Years Ended June 30,                      2000              1999
----------------------------------------------------------------

Auto                                  $207,559          $162,353
Mortgage                                 1,511             7,539
                                    ----------------------------

                                      $209,070          $169,892
                                    ============================

The increase in gain on sale of auto receivables resulted from the sale of $4,000.0 million of receivables in fiscal 2000 as compared to $2,770.0 million of receivables sold in fiscal 1999. The gain as a percentage of the sales proceeds decreased to 5.2% for fiscal 2000 from 5.9% for fiscal 1999 primarily as a result of an increase in U.S. Treasury and other short-term interest rates.

Significant assumptions used in determining the gain on sale of auto receivables were as follows (the weighted average discount rate was used in fiscal 2000 due to the increase in rates during the year):

Years Ended June 30,                                   2000              1999
-----------------------------------------------------------------------------

Cumulative credit losses
  (including deferred gains)                           10.9%             11.2%
Discount rate used to estimate
  present value:
    Interest-only receivables from Trusts              12.3%             12.0%
    Investments in Trust receivables                    8.1%              7.8%
    Restricted cash                                     8.1%              7.8%

The discount rates used to estimate the present value of credit enhancement assets are based on the relative risks of each asset type. Interest-only receivables represent estimated future excess cash flows in the Trusts, which involves a greater degree of risk than investments in Trust receivables and restricted cash. Investments in Trust receivables and restricted cash represent assets currently held by the Trustee and are senior to the interest-only receivables for credit enhancement purposes.

As a result of generally higher market interest rates and wider credit spreads, the Company increased the discount rate used in determining the gain on sale of auto receivables effective for auto receivables sold subsequent to June 1, 2000. The discount rate used to estimate the present value of interest-only receivables from Trusts increased to 14.0% from 12.0% and the discount rate used to estimate the present value of investments in Trust receivables and restricted cash increased to 9.8% from 7.8%. The increased discount rate results only in a difference in the timing of revenue recognition from securitizations and has no effect on the Company's estimate of expected excess cash flows from such transactions. While the total amount of revenue recognized over the term of a securitization transaction is the same, a higher discount rate results in (i) lower initial gains on the sale of receivables and (ii) higher subsequent servicing fee income from accretion of the additional discount.

Servicing fee income increased to $170.3 million, or 3.6% of average serviced auto receivables, for fiscal 2000, compared to $86.0 million, or 3.1% of average serviced auto receivables, for fiscal 1999. Servicing fee income represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by the Company as servicer of the auto receivables sold to the Trusts. Servicing fee income for fiscal 1999 also included a charge of $20.1 million to increase credit loss reserves related to certain of the Company's fiscal 1997 and 1996 securitization transactions since the Company's reassessment of estimated cumulative credit losses for these transactions exceeded the original estimates. There were no such charges in fiscal 2000. The growth in servicing fee income exclusive of the aforementioned charge is attributable to the increase in average serviced auto receivables outstanding for fiscal 2000 compared to fiscal 1999.

Costs and Expenses

Operating expenses as a percentage of average managed receivables outstanding decreased to 4.2% (4.1% excluding operating expenses of $2.1 million related to AMS) for fiscal 2000, compared to 5.3% (5.0% excluding operating expenses of $9.3 million related to AMS) for fiscal 1999. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $57.9 million, or 35%, primarily due to the addition of branch offices and loan processing and servicing staff.

The provision for loan losses increased to $16.4 million for fiscal 2000 from $9.6 million for fiscal 1999 due to higher average amounts of receivables held for sale. As a percentage of average receivables held for sale, the provision for loan losses was 3.0% for fiscal 2000 and 1999.

Interest expense increased to $69.3 million for fiscal 2000 from $38.8 million for fiscal 1999 due to higher debt levels and effective interest rates. Average debt outstanding was $697.3 million and $443.3 million for fiscal 2000 and 1999, respectively. The Company's effective rate of interest paid on its debt increased to 9.9% from 8.8% as a result of higher short-term market interest rates and increased average amounts of senior notes outstanding which have a higher cost than the Company's other forms of balance sheet debt.

The Company's effective income tax rate was 39.8% for fiscal 2000 and 38.5% for 1999. The increase in the effective tax rate is due to the non-deductible write-off of goodwill related to the closing of the mortgage operations.

Year Ended June 30, 1999 as compared to
---------------------------------------
    Year Ended June 30, 1998
    ------------------------

Revenue

The Company's average managed receivables outstanding consisted of the following (in thousands):

Years Ended June 30,                 1999               1998
---------------------------------------------------------------

Auto:
  Held for sale                   $  320,962         $  250,304
  Serviced                         2,808,501          1,399,112
                                 ------------------------------
                                   3,129,463          1,649,416
Mortgage                              26,785             18,728
                                 ------------------------------

                                  $3,156,248         $1,668,144
                                 ==============================


Average managed receivables outstanding increased by 89% as a result of higher loan purchase volume. The Company purchased $2,879.8 million of auto loans during fiscal 1999, compared to purchases of $1,737.8 million during fiscal 1998. This growth resulted from increased loan production at branches open during both periods as well as expansion of the Company's branch network. Loan purchases at branch offices opened prior to June 30, 1997, were 17% higher in fiscal 1999 versus fiscal 1998. The Company operated 176 auto lending branch offices as of June 30, 1999, compared to 129 as of June 30, 1998.

Finance charge income consisted of the following (in thousands):

Years Ended June 30,                  1999              1998
--------------------------------------------------------------

Auto                                 $72,749           $54,125
Mortgage                               2,539             1,712
                                  ----------------------------

                                     $75,288           $55,837
                                  ============================

The increase in finance charge income was primarily due to an increase of 28% in average auto receivables held for sale in fiscal 1999 versus fiscal 1998. In addition, the Company's effective yield on its auto receivables held for sale increased to 22.7% for fiscal 1999 from 21.6% for fiscal

1998. The effective yield is higher than the contractual rates of the Company's auto finance contracts primarily as a result of finance charge income earned between the date the auto finance contract is originated by the automobile dealership and the date the auto finance contract is funded by the Company. The effective yield rose for fiscal 1999 due to increased auto loan purchases and correspondingly higher levels of finance charges earned between the origination date and funding date.

The gain on sale of receivables consisted of the following (in thousands):

Years Ended June 30,                      1999              1998
--------------------------------------------------------------------

Auto                                      $162,353          $ 98,842
Mortgage                                     7,539             4,352
                                        ----------------------------

                                          $169,892          $103,194
                                        ============================

The increase in gain on sale of auto receivables resulted from the sale of $2,770.0 million of receivables in fiscal 1999 as compared to $1,637.5 million of receivables sold in fiscal 1998. The gains amounted to 5.9% and 6.0% of the sales proceeds for fiscal 1999 and 1998, respectively.

Significant assumptions used in determining the gain on sale of auto receivables were as follows:

Years Ended June 30,                                   1999              1998
--------------------------------------------------------------------------------

Cumulative credit losses
  (including deferred gains)                           11.2%             11.3%
Discount rate used to estimate
  present value:
    Interest-only receivables from Trusts              12.0%             12.0%
    Investments in Trust receivables                    7.8%              7.8%
    Restricted cash                                     7.8%              7.8%

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

Servicing fee income increased to $86.0 million, or 3.1% of average serviced auto receivables, for fiscal 1999, compared to $47.9 million, or 3.4% of average serviced auto receivables, for fiscal 1998. Servicing fee income represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by the Company as servicer of the auto receivables sold to the Trusts. Servicing fee income for fiscal 1999 and 1998 also includes charges of $20.1 million and $8.9 million, respectively, to increase credit loss reserves related to certain of the Company's fiscal 1997 and 1996 securitization transactions since the Company's reassessment of estimated cumulative credit losses for these transactions exceeded the original estimates. The Company raised the assumptions for cumulative credit losses for securitization transactions completed in fiscal 1998 and thereafter compared to assumptions used for transactions completed in prior fiscal years. The growth in servicing fee income exclusive of the aforementioned charges is attributable to the increase in average serviced auto receivables outstanding for fiscal 1999 compared to fiscal 1998.

Costs and Expenses

Operating expenses as a percentage of average managed receivables outstanding decreased to 5.3% (5.0% excluding operating expenses of $9.3 million related to AMS) for fiscal 1999, compared to 5.7% (5.4% excluding operating expenses of $5.1 million related to AMS) for fiscal 1998. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $70.9 million, or 75%, primarily due to the addition of branch offices and loan processing and servicing staff.

The provision for loan losses increased to $9.6 million for fiscal 1999 from $7.6 million for fiscal 1998 due to higher average amounts of receivables held for sale. As a percentage of average receivables held for sale, the provision for loan losses was 3.0% for fiscal 1999 and 1998.

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

The pro forma "portfolio-based" earnings data were as follows, excluding the effect of the mortgage charge for fiscal 2000 (in thousands):

Years Ended June 30,                      2000              1999              1998
-------------------------------------------------------------------------------------
Finance charge, fee and
  other income                         $1,048,382         $ 621,048         $ 340,951
Funding costs                            (404,724)         (220,958)         (120,546)
                                       ----------------------------------------------

Net margin                                643,658           400,090           220,405

Operating expenses                       (223,219)         (165,345)          (94,484)
Credit losses                            (214,276)         (147,344)          (88,002)
                                       ----------------------------------------------

Pre-tax "portfolio-based" income          206,163            87,401            37,919
Income taxes                              (79,374)          (33,649)          (14,599)
                                       ----------------------------------------------

Net "portfolio-based" income           $  126,789         $  53,752         $  23,320
                                       ==============================================

Diluted "portfolio-based"
  earnings per share                   $     1.63         $    0.80         $    0.36
                                       ==============================================

The pro forma return on managed assets for the Company's auto business was as follows:

Years Ended June 30,                          2000         1999         1998
----------------------------------------------------------------------------

Finance charge, fee and
  other income                                19.6%        19.5%        20.3%
Funding costs                                 (7.6)        (7.0)        (7.2)
                                         -----------------------------------

Net margin                                    12.0         12.5         13.1
Credit losses                                 (4.0)        (4.7)        (5.3)
                                         -----------------------------------

Risk adjusted margin                           8.0          7.8          7.8

Operating expenses                            (4.1)        (5.0)        (5.4)
                                         -----------------------------------

Pre-tax return on managed assets               3.9          2.8          2.4
Income taxes                                  (1.5)        (1.1)        (1.0)
                                         -----------------------------------

Return on managed assets                       2.4%         1.7%         1.4%
                                         ===================================

CREDIT QUALITY

The Company provides financing in relatively high-risk markets, and, therefore, charge-offs are anticipated. The Company records a periodic provision for loan losses as a charge to operations and a related allowance for loan losses in the consolidated balance sheets as a reserve against estimated probable losses which may occur in the receivables held for sale portfolio prior to the sale of such receivables in securitization transactions. The Company typically purchases individual finance contracts and collects a non-refundable acquisition fee on a non-recourse basis. Such acquisition fees are also recorded in the consolidated balance sheets as an allowance for loan losses. When the Company sells auto receivables to the Trusts, the calculation of the gain on sale of receivables is reduced by an estimate of cumulative credit losses expected over the life of the auto receivables sold.

The Company reviews static pool origination and charge-off relationships, charge-off experience factors, collection data, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the assumptions for cumulative credit losses, provisions for loan losses and allowance for loan losses. Although the Company uses many resources to assess the adequacy of loss reserves, there is no precise method for estimating the ultimate losses in the receivables portfolio.

The following table presents certain data related to the receivables portfolio (dollars in thousands):

June 30, 2000                                         Held For Sale                Auto           Managed Auto
                                              ------------------------------
                                                Auto     Mortgage    Total       Serviced           Portfolio
--------------------------------------------------------------------------------------------------------------

Principal amount of receivables               $891,672    $ 4,213   $895,885    $5,758,309          $6,649,981
                                                                                ==============================

Allowance for loan losses                      (24,374)              (24,374)   $ (563,102) (a)     $ (587,476)
                                              ================================================================

  Receivables, net                            $867,298    $ 4,213   $871,511
                                              ==============================

Number of outstanding contracts                 65,686         48                  502,413             568,099
                                              ===================               ==============================

Average principal amount of
  outstanding contract (in dollars)           $ 13,575    $87,771               $   11,461          $   11,706
                                              ===================               ==============================

Allowance for loan losses as a
  percentage of receivables                        2.7%                                9.8%                8.8%
                                              ========                          ==============================

June 30, 1999                                         Held For Sale                Auto           Managed Auto
                                           ---------------------------------
                                                Auto     Mortgage    Total       Serviced           Portfolio
--------------------------------------------------------------------------------------------------------------
Principal amount of receivables               $444,128    $23,722   $467,850    $3,661,340          $4,105,468
                                                                                ==============================

Allowance for loan losses                      (11,841)              (11,841)   $ (354,338) (a)     $ (366,179)
                                              ================================================================

  Receivables, net                            $432,287    $23,722   $456,009
                                              ==============================

Number of outstanding contracts                 33,815        310                  332,447             366,262
                                              ===================               ==============================

Average principal amount of
  outstanding contract (in dollars)           $ 13,134    $76,523               $   11,013          $   11,209
                                              ===================               ==============================

Allowance for loan losses as a
  percentage of receivables                        2.7%                                9.7%                8.9%
                                              ========                          ==============================

(a) The allowance for loan losses related to serviced auto receivables is factored into the valuation of interest-only receivables from Trusts in the Company's consolidated balance sheets.

The following is a summary of managed auto receivables which are (i) more than 30 days delinquent, but not yet in repossession, and (ii) in repossession (dollars in thousands):

June 30,                            2000                      1999
                            Amount        Percent      Amount       Percent
---------------------------------------------------------------------------
Delinquent contracts:
  31-60 days                 $445,797         6.7%    $277,592          6.8%
  Greater than 60 days        150,624         2.3       73,512          1.8
                             ----------------------------------------------
                              596,421         9.0      351,104          8.6
  In repossession              42,764         0.6       37,773          0.9
                             ----------------------------------------------

                             $639,185         9.6%    $388,877          9.5%
                             ==============================================

In accordance with its policies and guidelines, the Company at times offers payment deferrals to consumers, whereby the consumer is allowed to move a delinquent payment to the end of the loan by paying a fee (approximately the interest portion of the payment deferred). Contracts receiving a payment deferral as an average quarterly percentage of average managed auto receivables outstanding were 4.4%, 4.6% and 4.5% for fiscal 2000, 1999 and 1998, respectively. The Company believes that payment deferrals granted according to its policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the portfolio.

The following table presents charge-off data with respect to the Company's managed auto receivables portfolio (in thousands):

Years Ended June 30,                       2000          1999          1998
----------------------------------------------------------------------------
Net charge-offs:
  Held for sale                         $  9,623      $  8,046       $ 9,140
  Serviced                               204,653       139,298        78,862
                                        ------------------------------------

                                        $214,276      $147,344       $88,002

                                        ====================================

Net charge-offs as a percentage
  of average managed auto
  receivables outstanding                    4.0%          4.7%          5.3%
                                        ====================================

Net recoveries as a percentage
  of gross repossession charge-offs         53.4%         52.2%         50.6%
                                        ====================================

Delinquency and charge-off ratios typically fluctuate over time as a portfolio matures. Accordingly, the delinquency and charge-off data above is not necessarily indicative of delinquency and charge-off experience that could be expected for a portfolio with a different level of seasoning.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows are summarized as follows (in thousands):

Years Ended June 30,               2000           1999            1998
------------------------------------------------------------------------
Operating activities            $  70,874      $  44,790       $  18,188
Investing activities             (550,481)      (208,868)       (125,243)
Financing activities              501,334        152,180         134,115
                                ----------------------------------------

Net increase (decrease) in
  cash and cash equivalents     $  21,727      $ (11,898)      $  27,060
                                ========================================

The Company's primary sources of cash have been cash flows from operating activities, including cash flow distributions from the Trusts, borrowings under its warehouse credit facilities, sales of auto receivables to Trusts in securitization transactions, and the issuance of debt and equity. The Company's primary uses of cash have been purchases of receivables and funding credit enhancement requirements for securitization transactions.

The Company required cash of $4,425.8 million, $2,869.8 million and $1,694.0 million for the purchase of auto finance contracts during fiscal 2000, 1999, and 1998, respectively. These purchases were funded initially utilizing warehouse credit facilities and subsequently through the sale of auto receivables in securitization transactions.

The Company has five separate warehouse credit facilities with combined funding capacity of approximately $2.2 billion, which are used to fund domestic auto receivables pending securitization.

In June 2000, the Company entered into a new funding agreement with an administrative agent on behalf of an institutionally managed commercial paper conduit and a bank under which up to $500 million of structured warehouse financing is available. The facility matures in June 2001. There were no outstanding balances under this facility as of June 30, 2000.

Also, in June 2000, the Company entered into another new funding agreement with an administrative agent on behalf of an institutionally managed commercial paper conduit and a bank under which up to $300 million of structured warehouse financing is available. The facility matures in June 2001. There were no outstanding balances under this facility as of June 30, 2000.

In March 2000, the Company expanded its funding agreement with an administrative agent on behalf of an institutionally managed commercial paper conduit and a group of banks increasing the amount of structured warehouse financing available under the agreement to $725 million from $675 million. The facility matures in September 2000. A total of $330.7 million was outstanding under this facility as of June 30, 2000.

In May 2000, the Company expanded its funding agreement with an administrative agent on behalf of an institutionally managed commercial paper conduit and a bank increasing the amount of structured warehouse financing available under the agreement to $275 million from $250 million. The facility matures in September 2000. A total of $152.4 million was outstanding under this facility as of June 30, 2000.

In March 2000, the Company renewed its funding agreement with an administrative agent on behalf of an institutionally managed commercial paper conduit and a bank under which up to $375 million of structured warehouse financing is available. The facility matures in March 2001. There were no outstanding balances under this facility as of June 30, 2000.

In addition, in March 2000, the Company's Canadian subsidiary's convertible revolving term credit agreement with a bank was renewed, and the amount of borrowings available thereunder was increased to $30.0 million Cdn., from $20.0 million Cdn., subject to a defined borrowing base. The Company utilizes this facility to fund Canadian auto lending activities. The facility matures in March 2001. A total of $4.7 million was outstanding under the Canadian facility at June 30, 2000.

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

The Company has completed twenty-one auto receivables securitization transactions through June 30, 2000. The proceeds from the transactions were primarily used to repay borrowings outstanding under the Company's warehouse credit facilities.

A summary of these transactions is as follows:

                                    Original         Balance at
                                     Amount        June 30, 2000
Transaction         Date          (in millions)    (in millions)
-----------------------------------------------------------------
1994-A            December 1994       $    51.0      Paid in full
1995-A                June 1995            99.2      Paid in full
1995-B            December 1995            65.0      Paid in full
1996-A               March 1996            89.4      Paid in full
1996-B                 May 1996           115.9      Paid in full
1996-C              August 1996           175.0      Paid in full
1996-D            November 1996           200.0      Paid in full
1997-A               March 1997           225.0          $   29.0
1997-B                 May 1997           250.0              40.0
1997-C              August 1997           325.0              68.8
1997-D            November 1997           400.0             103.4
1998-A            February 1998           425.0             128.4
1998-B                 May 1998           525.0             185.9
1998-C              August 1998           575.0             242.5
1998-D            November 1998           625.0             297.8
1999-A            February 1999           700.0             380.7
1999-B                 May 1999         1,000.0             638.1
1999-C              August 1999         1,000.0             760.8
1999-D             October 1999           900.0             736.1
2000-A            February 2000         1,300.0           1,180.9
2000-B                 May 2000         1,200.0           1,183.8
                                      ---------------------------

                                      $10,245.5          $5,976.2
                                      ===========================

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

Although the aggregate amount of excess cash flow does not change, the timing of the Company's receipt of excess cash flow distributions is dependent on the type of structure used. Since November 1997, the Company has employed a structure that utilizes reinsurance and other alternative credit enhancements to reduce the initial deposit to the restricted cash account. Under this structure, the Company expects to begin to receive excess cash flow distributions approximately 14 to 16 months after receivables are securitized.

The reinsurance used to reduce the Company's initial cash deposit in the structure described above has typically been arranged by the insurer of the asset-backed securities. During June 2000, the Company received a commitment from the insurer for an additional $400 million of reinsurance, which brings total reinsurance available to reduce initial cash deposits in future securitization transactions to $435 million as of June 30, 2000. These commitments expire in December 2002. In addition, the Company has a credit enhancement facility with a financial institution under which the Company may borrow up to $225 million to fund a portion of the initial cash deposit in future securitization transactions, similar to the amount covered by the reinsurance described above. Borrowings under the credit enhancement facility, which matures in October 2001, are collateralized by the Company's credit enhancement assets. A total of $66.6 million was outstanding under this facility as of June 30, 2000.

Initial deposits to restricted cash accounts were $186.6 million ($120.0 million net of borrowings under the credit enhancement facility), $82.8 million and $56.7 million for fiscal 2000, 1999 and 1998, respectively. Excess cash flows distributed to the Company were $125.1 million, $44.5 million and $43.8 million for fiscal 2000, 1999 and 1998, respectively. In addition, the Company received $23.0 million representing a return of deposits from restricted cash accounts during fiscal 1999.

Certain agreements with the insurer provide that if delinquency, default and net loss ratios in a Trust's pool of receivables exceed certain targets, the specified credit enhancement levels would be increased. As of June 30, 2000, none of the Company's securitizations had delinquency, default or net loss ratios in excess of the targeted levels.

The Company operated 196 auto lending branch offices as of June 30, 2000, and plans to open an additional 20 to 25 branch offices in fiscal 2001 and expand loan purchase capacity at existing auto lending branch offices where appropriate. While the Company has been able to establish and grow its auto finance business thus far, there can be no assurance that future expansion will be successful due to competitive, regulatory, market, economic or other factors.

As of June 30, 2000, the Company had $42.9 million in cash and cash equivalents. The Company also had available borrowing capacity of $262.3 million under its warehouse credit facilities pursuant to the borrowing base requirements of such agreements. The Company believes that its existing capital resources along with expected cash flows from operating activities will be sufficient to fund the Company's liquidity needs, exclusive of the purchase of auto finance contracts, for fiscal 2001.

However, the Company anticipates that it will require additional external capital in the form of securitization transactions, renewal and expansion of its existing warehouse credit facilities and implementation of new warehouse credit facilities in order to fund auto loan purchases in fiscal 2001. There can be no assurance that funding will be available to the Company through these sources or, if available, that it will be on terms acceptable to the Company.

INTEREST RATE RISK

The Company's earnings are affected by changes in interest rates as a result of its dependence upon the issuance of interest-bearing securities and the incurrence of debt to fund its lending activities. Several factors can influence the Company's ability to manage interest rate risk. First, auto finance contracts are purchased at fixed interest rates, while the amounts borrowed under warehouse credit facilities bear interest at variable rates that are subject to frequent adjustment to reflect prevailing market interest rates. Second, the interest rate demanded by investors in securitizations is a function of prevailing market rates for comparable transactions and the general interest rate environment. Because the auto finance contracts purchased by the Company have fixed interest rates, the Company bears the risk of smaller gross interest rate spreads in the event interest rates increase during the period between the date receivables are purchased and the completion and pricing of securitization transactions.

The Company utilizes several strategies to minimize the risk of interest rate fluctuations, including the use of derivative financial instruments, the regular sale of auto receivables to the Trusts and pre-funding of securitization transactions. Pre-funding securitizations is the practice of issuing more asset-backed securities than the amount of receivables initially sold to the Trust. The proceeds from the pre-funded portion are held in an escrow account until additional receivables are sold to the Trust in amounts up to the balance of the pre-funded escrow account. In pre-funded securitizations, borrowing costs are locked in with respect to the loans subsequently delivered to the Trust. However, the Company incurs an expense in pre-funded securitizations equal to the difference between the money market yields earned on the proceeds held in escrow prior to the subsequent delivery of receivables and the interest rate paid on the asset-backed securities outstanding.

Derivative financial instruments are utilized to manage the gross interest rate spread on the Company's securitization transactions. The Company sells fixed rate auto receivables to Trusts that, in turn, sell either fixed rate or floating rate securities to investors. The fixed rates on securities issued by the Trusts are indexed to either rates on U.S. Treasury Notes with similar average maturities, market Interest Rate Swap spreads for transactions of similar duration or various London Interbank Offered Rates ("LIBOR"). The Company has periodically used Forward U.S. Treasury rate lock agreements to lock in the indexed rate for specific anticipated securitization transactions. The floating rates on securities issued by the Trusts are indexed to LIBOR. The Company uses Interest Rate Swap agreements to convert the floating rate exposures on these securities to a fixed rate. The Company utilizes these derivative financial instruments to modify its net interest sensitivity to levels deemed appropriate based on the Company's risk tolerance. Management monitors the Company's hedging activities to ensure that the value of hedges, their correlation to the contracts being hedged and the amounts being hedged continue to provide effective protection against interest rate risk. All transactions are entered into for purposes other than trading.

The Company made cash payments of $5.8 million and $7.0 million during fiscal 1999 and 1998, respectively, to settle Forward U.S. Treasury rate lock agreements. These amounts were included in the gain on sale of receivables in securitization transactions and are recovered over time through a higher gross interest rate spread on the related securitization transaction. There were no outstanding Forward U.S. Treasury rate lock agreements as of June 30, 2000.

The following table below provides information about the Company's derivative financial instruments by expected maturity date as of June 30, 2000 (dollars in thousands). Notional amounts, which are used to calculate the contractual payments to be exchanged under the contracts, represent average amounts that will be outstanding for each of the years included in the table. Notional amounts do not represent amounts exchanged by parties and, thus, are not a measure of the Company's exposure to loss through its use of these agreements.

Years Ended June 30,         2001         2002        2003        2004        2005         2006   Fair Value
-------------------------------------------------------------------------------------------------------------
Interest Rate Swaps:
  Notional amounts       $1,313,104   $1,064,778    $580,684    $218,727     $41,100       $ 108   $  6,202(a)
  Average pay rate             6.90%        7.11%       7.30%       7.53%       6.94%       6.94%
  Average receive rate         7.04%        7.03%       7.03%       7.04%       7.71%       7.73%

(a) The fair value of the swaps is taken into consideration in the valuation of the interest-only receivables from Trusts.

There can be no assurance that the Company's strategies will be effective in minimizing interest rate risk or that increases in interest rates will not have an adverse effect on the Company's profitability.

CURRENT ACCOUNTING PRONOUNCEMENTS

In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 138"). This Statement addresses a limited number of issues causing implementation difficulties for numerous entities required to apply Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 and SFAS 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statements require that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and that those instruments be measured at fair value. If certain conditions are met, a derivative may be specifically designated as a hedging instrument. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company does not believe that the adoption of these statements will have a material effect on the Company's financial position or results of operations. These statements will be effective for the Company's fiscal year ending June 30, 2001.

FORWARD-LOOKING STATEMENTS

The preceding Management's Discussion and Analysis of Financial Condition and Results of Operations section contains several "forward-looking statements." Forward-looking statements are those which use words such as "believe," "expect," "anticipate," "intend," "plan," "may," "will," "should," "estimate," "continue" or other comparable expressions. These words indicate future events and trends. Forward-looking statements are the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to many risks and uncertainties which could cause actual results to differ significantly from historical results or from those anticipated by the Company. The most significant risks are detailed from time to time in the Company's filings and reports with the Securities and Exchange Commission including the Company's Annual Report on Form 10-K for the year ended June 30, 2000. It is advisable not to place undue reliance on the Company's forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               AMERICREDIT CORP.
                          CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)

June 30,                                                                   2000                       1999
----------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                            $   42,916                 $   21,189
Receivables held for sale, net                                          871,511                    456,009
Interest-only receivables from Trusts                                   229,059                    191,865
Investments in Trust receivables                                        341,707                    195,598
Restricted cash                                                         253,852                    107,399
Property and equipment, net                                              44,535                     41,145
Other assets                                                             78,689                     50,282
                                                                     -------------------------------------

   Total assets                                                      $1,862,269                 $1,063,487
                                                                     =====================================

Liabilities and Shareholders' Equity
Liabilities:
   Warehouse credit facilities                                       $  487,700                 $  114,659
   Credit enhancement facility                                           66,606
   Senior notes                                                         375,000                    375,000
   Other notes payable                                                   19,691                     17,874
   Funding payable                                                       61,664                     39,301
   Accrued taxes and expenses                                            70,627                     42,928
   Deferred income taxes                                                 92,402                     73,995
                                                                     -------------------------------------

      Total liabilities                                               1,173,690                    663,757
                                                                     -------------------------------------

Commitments and contingencies (Note 7)

Shareholders' equity:
   Preferred stock, $.01 par value per share,
      20,000,000 shares authorized; none issued
   Common stock, $.01 par value per share,
      120,000,000 shares authorized;
      83,726,534 and 71,498,474 shares issued                               837                        715
   Additional paid-in capital                                           401,979                    252,194
   Accumulated other comprehensive income                                44,803                     21,410
   Retained earnings                                                    262,111                    147,610
                                                                     -------------------------------------

                                                                        709,730                    421,929
   Treasury stock, at cost (7,008,859 and
      7,357,030 shares)                                                 (21,151)                   (22,199)
                                                                     -------------------------------------

   Total shareholders' equity                                           688,579                    399,730
                                                                     -------------------------------------

   Total liabilities and shareholders' equity                        $1,862,269                 $1,063,487
                                                                     =====================================

  The accompanying notes are an integral part of these consolidated financial statements.

                               AMERICREDIT CORP.
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                 (dollars in thousands, except per share data)

Years Ended June 30,                                                 2000              1999              1998
-------------------------------------------------------------------------------------------------------------
Revenue
  Finance charge income                                       $   124,150       $    75,288       $    55,837
  Gain on sale of receivables                                     209,070           169,892           103,194
  Servicing fee income                                            170,251            85,966            47,910
  Other income                                                      6,209             4,310             2,395
                                                              -----------------------------------------------

                                                                  509,680           335,456           209,336
                                                              -----------------------------------------------

Costs and expenses
  Operating expenses                                              223,219           165,345            94,484
  Provision for loan losses                                        16,359             9,629             7,555
  Interest expense                                                 69,310            38,792            27,135
  Charge for closing mortgage operations                           10,500
                                                              -----------------------------------------------

                                                                  319,388           213,766           129,174
                                                              -----------------------------------------------

Income before income taxes                                        190,292           121,690            80,162

Income tax provision                                               75,791            46,850            30,861
                                                              -----------------------------------------------

  Net income                                                      114,501            74,840            49,301
                                                              -----------------------------------------------

Other comprehensive income
  Unrealized gain on credit
    enhancement assets                                             37,995            23,052             4,724
  Less related income tax provision                                14,602             8,876             1,845
                                                              -----------------------------------------------

    Comprehensive income                                      $   137,894       $    89,016       $    52,180
                                                              ===============================================

Earnings per share
  Basic                                                       $      1.57       $      1.19       $      0.82
                                                              ===============================================

  Diluted                                                     $      1.48       $      1.11       $      0.76
                                                              ===============================================

Weighted average shares outstanding                            73,038,005        63,005,746        60,188,788
                                                              ===============================================

Weighted average shares and
  assumed incremental shares                                   77,613,652        67,191,235        65,203,460
                                                              ===============================================

  The accompanying notes are an integral part of these consolidated financial statements.

                               AMERICREDIT CORP.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (dollars in thousands)

                                                                          Accumulated
                                                             Additional      Other
                                                              Paid-in    Comprehensive  Retained
                                           Common Stock                                                 Treasury Stock
                                      ----------------------                                      ------------------------
                                        Shares      Amount     Capital       Income     Earnings     Shares       Amount
--------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997              66,510,346     $  667    $203,531      $ 4,355    $ 23,469    7,918,142    $(23,761)

Common stock issued on
  exercise of options                  2,762,602         26      15,994

Income tax benefit from
  exercise of options                                             9,575

Unrealized gain on credit
  enhancement assets, net
  of income taxes of $1,845                                                    2,879

Common stock issued for
  employee benefit plans                                          1,169                              (250,824)        643

Net income                                                                                49,301
                                      -----------------------------------------------------------------------------------

Balance at June 30, 1998              69,272,948        693     230,269        7,234      72,770    7,667,318     (23,118)

Common stock issued on
  exercise of options                  2,225,526         22       9,919

Income tax benefit from
  exercise of options                                             9,918

Unrealized gain on credit
  enhancement assets, net
  of income taxes of $8,876                                                   14,176

Common stock issued for
  employee benefit plans                                          2,088                              (310,288)        919

Net income                                                                                74,840
                                      -----------------------------------------------------------------------------------

Balance at June 30, 1999              71,498,474        715     252,194       21,410     147,610    7,357,030     (22,199)

Common stock issued on
  exercise of options                  3,028,060         30      23,825

Common stock issued in
  public offering                      9,200,000         92     111,455

Income tax benefit from
  exercise of options                                            11,583

Unrealized gain on credit
  enhancement assets, net
  of income taxes of $14,602                                                  23,393

Common stock issued for
  employee benefit plans                                          2,922                              (348,171)      1,048

Net income                                                                               114,501
                                      -----------------------------------------------------------------------------------

Balance at June 30, 2000              83,726,534     $  837    $401,979      $44,803    $262,111    7,008,859    $(21,151)
                                      ===================================================================================

  The accompanying notes are an integral part of these consolidated financial statements.

                               AMERICREDIT CORP.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

Years Ended June 30,                                                       2000                 1999                 1998
-------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
  Net income                                                        $   114,501          $    74,840          $    49,301
  Adjustments to reconcile net income
    to net cash provided by operating activities:
    Non-cash charge for closing mortgage operations                       6,566
    Depreciation and amortization                                        19,357               12,645                4,498
    Provision for loan losses                                            16,359                9,629                7,555
    Deferred income taxes                                                15,388               43,364               30,974
    Non-cash servicing fee income                                       (44,083)             (12,525)             (10,867)
    Non-cash gain on sale of auto receivables                          (186,176)            (157,757)             (96,405)
    Distributions from Trusts                                           125,104               44,531               43,807
    Changes in assets and liabilities:
      Other assets                                                      (23,841)              (6,177)              (3,324)
      Accrued taxes and expenses                                         27,699               36,240               (7,351)
                                                                    -----------------------------------------------------

        Net cash provided by operating activities                        70,874               44,790               18,188
                                                                    -----------------------------------------------------

Cash flows from investing activities
  Purchases of auto receivables                                      (4,425,836)          (2,869,776)          (1,693,957)
  Originations of mortgage receivables                                 (109,688)            (297,535)            (137,169)
  Principal collections and recoveries on receivables                    43,756               21,524               37,347
  Net proceeds from sale of auto receivables                          3,955,404            2,727,763            1,609,970
  Net proceeds from sale of mortgage receivables                        126,866              294,096              119,683
  Initial deposits to restricted cash                                  (186,606)             (82,750)             (56,725)
  Return of deposits from restricted cash                                                     23,000
  Net change in credit enhancement facility                              66,606
  Purchases of property and equipment                                    (9,751)             (14,728)              (9,456)
  Change in other assets                                                (11,232)             (10,462)               5,064
                                                                    -----------------------------------------------------

        Net cash used by investing activities                          (550,481)            (208,868)            (125,243)
                                                                    -----------------------------------------------------

Cash flows from financing activities
  Net change in warehouse credit facilities                             373,041              (50,949)              93,563
  Net proceeds from issuance of senior notes                                                 194,097               47,762
  Payments on other notes payable                                       (11,079)              (3,916)             (25,042)
  Proceeds from issuance of common stock                                139,372               12,948               17,832
                                                                    -----------------------------------------------------

        Net cash provided by financing activities                       501,334              152,180              134,115
                                                                    -----------------------------------------------------

Net increase (decrease) in cash and cash equivalents                     21,727              (11,898)              27,060

Cash and cash equivalents at beginning of year                           21,189               33,087                6,027
                                                                    -----------------------------------------------------

Cash and cash equivalents at end of year                            $    42,916          $    21,189          $    33,087
                                                                    =====================================================

  The accompanying notes are an integral part of these consolidated financial statements.

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

History and Operations

AmeriCredit Corp. ("the Company") was formed on August 1, 1986, and, since September 1992, has been in the business of purchasing and servicing automobile sales finance contracts. The Company operated 196 auto lending branch offices in 41 states and Canada as of June 30, 2000. The Company acquired a subsidiary in November 1996 which originated and sold mortgage loans. During October 1999, the Company ceased the operations of this subsidiary and is in the process of liquidating its assets.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the amount of revenue and costs and expenses during the reporting periods. Actual results could differ from those estimates. These estimates include, among other things, assumptions for cumulative credit losses, timing of cash flows, discount rates and, to a lesser extent, anticipated prepayments on receivables sold in securitization transactions and the determination of the allowance for loan losses on receivables held for sale.

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

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover estimated probable losses which may occur in the receivables held for sale portfolio prior to the sale of such receivables in securitization transactions. Automobile sales finance contracts are typically purchased by the Company for a non-refundable acquisition fee on a non-recourse basis, and such acquisition fees are also added to the allowance for loan losses. The Company reviews historical origination and charge-off relationships, charge-off experience factors, collection data, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the provision for loan losses and the allowance for loan losses. Receivables are charged-off to the allowance for loan losses when the Company repossesses and disposes of the collateral or the account is otherwise deemed uncollectible.

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

Since the interests retained by the Company can be contractually prepaid or otherwise settled in such a way that the holder would not recover all of its recorded investment, these credit enhancement assets are classified as available for sale and are measured at fair value. Unrealized holding gains or temporary holding losses are reported net of income tax effects as accumulated other comprehensive income which is a separate component of shareholders' equity until realized. If a decline in fair value is deemed other than temporary, the assets are written down through a charge to operations.

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

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is generally provided on a straight-line basis over the estimated useful lives of the assets. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition and any resulting gain or loss is included in operations. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and betterments are capitalized.

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

Recent Accounting Developments

In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 138"). This Statement addresses a limited number of issues causing implementation difficulties for numerous entities required to apply Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 and SFAS 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statements require that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and that those instruments be measured at fair value. If certain conditions are met, a derivative may be specifically designated as a hedging instrument. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company does not believe that the adoption of these statements will have a material effect on the Company's financial position or results of operations. These statements will be effective for the Company's fiscal year ended June 30, 2001.

2.   Receivables Held for Sale

Receivables held for sale consist of the following (in thousands):

June 30,                                           2000                1999
---------------------------------------------------------------------------

Auto receivables                               $891,672            $444,128

Less allowance for loan losses                  (24,374)            (11,841)
                                             ------------------------------

Auto receivables, net                           867,298             432,287

Mortgage receivables                              4,213              23,722
                                             ------------------------------

                                               $871,511            $456,009
                                             ==============================

Auto receivables are collateralized by vehicle titles and the Company has the right to repossess the vehicle in the event the consumer defaults on the payment terms of the contract. Mortgage receivables are collateralized by liens on real property and the Company has the right to foreclose in the event the consumer defaults on the payment terms of the contract.

The accrual of finance charge income has been suspended on approximately $14,814,000 and $7,657,000 of delinquent auto receivables as of June 30, 2000 and 1999, respectively.

The Company has established an allowance for loan losses with respect to auto receivables held for sale to provide for probable credit losses on such receivables prior to their sale in a securitization transaction.

A summary of the allowance for loan losses is as follows (in thousands):

Years Ended June 30,                            2000               1999               1998
--------------------------------------------------------------------------------------------
Balance at beginning of year                  $ 11,841           $ 12,756           $ 12,946
Provision for loan losses                       16,359              9,629              7,555
Acquisition fees                                97,659             64,230             49,859
Allowance related to receivables
  sold to Trusts                               (91,862)           (66,728)           (48,464)
Net charge-offs                                 (9,623)            (8,046)            (9,140)
                                         ---------------------------------------------------

  Balance at end of year                      $ 24,374           $ 11,841           $ 12,756
                                         ===================================================

3.   Credit Enhancement Assets

As of June 30, 2000 and 1999, the Company was servicing $5,758.3 million and $3,661.3 million, respectively, of auto receivables which have been sold to the Trusts. The Company has retained an interest in these receivables in the form of credit enhancement assets.

Credit enhancement assets consist of the following (in thousands):

June 30,                                          2000               1999
---------------------------------------------------------------------------

Interest-only receivables from Trusts           $229,059           $191,865
Investments in Trust receivables                 341,707            195,598
Restricted cash                                  253,852            107,399
                                              -----------------------------

                                                $824,618           $494,862
                                              =============================

A summary of activity in the credit enhancement assets is as follows (in thousands):

Years Ended June 30,                              2000           1999           1998
--------------------------------------------------------------------------------------

Balance at beginning of year                   $ 494,862       $286,309       $161,395
Non-cash gain on sale of auto receivables        186,176        157,757         96,405
Accretion of present value discount               44,083         32,625         19,717
Initial deposits to restricted cash              186,606         82,750         56,725
Change in unrealized gain                         37,995         23,052          4,724
Distributions from Trusts                       (125,104)       (44,531)       (43,807)
Return of deposits from restricted cash                         (23,000)
Permanent impairment write-down                                 (20,100)        (8,850)
                                          --------------------------------------------

  Balance at end of year                       $ 824,618       $494,862       $286,309
                                          ============================================

A summary of the allowance for loan losses included as a component of the interest-only receivables is as follows (in thousands):

Years Ended June 30,                              2000           1999           1998
--------------------------------------------------------------------------------------

Balance at beginning of year                   $ 354,338      $ 179,359       $ 74,925
Assumptions for cumulative credit losses         413,417        294,177        174,446
Permanent impairment write-down                                  20,100          8,850
Net charge-offs                                 (204,653)      (139,298)       (78,862)
                                          --------------------------------------------

  Balance at end of year                       $ 563,102      $ 354,338       $179,359
                                          ============================================

4.  Warehouse Credit Facilities

Warehouse credit facilities consist of the following (in thousands):

June 30,                                          2000               1999
---------------------------------------------------------------------------

Commercial paper facilities                     $483,039           $ 94,369

Credit agreement                                   4,661              1,306

Mortgage facility                                                    18,984
                                          ---------------------------------

                                                $487,700           $114,659
                                          =================================

The Company has five separate funding agreements with administrative agents on behalf of institutionally managed commercial paper conduits and bank groups with aggregate structured warehouse financing availability of approximately $2.2 billion. The first and second facilities provide for available structured warehouse financing of $725 million and $275 million, respectively, through September 2000. The third facility provides for available structured warehouse financing of $375 million through March 2001. The fourth and fifth facilities provide for available structured warehouse financing of $500 million and $300 million, respectively, through June 2001.

Under these funding agreements, the Company transfers auto receivables to special purpose finance subsidiaries of the Company, and these subsidiaries in turn issue notes, collateralized by such auto receivables, to the agents. The agents provide funding under the notes to the subsidiaries pursuant to an advance formula and the subsidiaries forward the funds to the Company in consideration for the transfer of auto receivables. While these subsidiaries are included in the Company's consolidated financial statements, these subsidiaries are separate legal entities and the auto receivables and other assets held by the subsidiaries are legally owned by these subsidiaries and are not available to creditors of AmeriCredit Corp. or its other subsidiaries. Advances under the funding agreements bear interest at commercial paper, London Interbank Offered Rates ("LIBOR") or prime rates plus specified fees depending upon the source of funds provided by the agents. The funding agreements contain various covenants requiring certain minimum financial ratios and results. The funding agreements also require certain funds to be held in restricted cash accounts to provide additional collateral for borrowings under the facilities. As of June 30, 2000, these restricted cash accounts totaled $16,262,000 and are included in other assets in the consolidated balance sheets.

The Company's Canadian subsidiary has a convertible revolving term credit agreement with a bank, under which the subsidiary may borrow up to $30 million Cdn., subject to a defined borrowing base. Borrowings under the credit agreement are collateralized by certain Canadian auto receivables and bear interest at the Canadian prime rate. The credit agreement, which expires in March 2001, contains various restrictive covenants requiring certain minimum financial ratios and results.

5.  Credit Enhancement Facility

The Company has a credit enhancement facility with a financial institution under which the Company may borrow up to $225 million to fund a portion of the initial restricted cash deposit required in its securitization transactions. Borrowings under the credit enhancement facility are available on a revolving basis through October 2001 and are collateralized by the Company's credit enhancement assets. The facility contains covenants requiring certain asset performance ratios. The Company has alternatively utilized reinsurance arrangements to reduce the initial restricted cash deposit. These reinsurance arrangements do not represent funded debt, and therefore are not recorded as such on the Company's consolidated balance sheets.

6.  Senior Notes

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

The Indentures pursuant to which the senior notes were issued contain restrictions including limitations on the Company's ability to incur additional indebtedness other than certain collateralized indebtedness, pay cash dividends and repurchase common stock. Debt issuance costs are being amortized over the term of the notes, and unamortized costs of $8,595,000 and $10,208,000 as of June 30, 2000 and 1999, respectively, are included in other assets in the consolidated balance sheets.

7.  Commitments and Contingencies

Leases

Branch lending offices are generally leased for terms of up to five years with certain rights to extend for additional periods. The Company also leases space for its administrative offices and loan servicing activities under leases with terms up to twelve years with renewal options. Lease expense was $13,631,000, $8,105,000 and $4,206,000 for the years ended June 30, 2000, 1999 and 1998, respectively.

Lease commitments for years ending June 30 are as follows (in thousands):

            2001                        $12,330
            2002                         11,049
            2003                          9,411
            2004                          7,000
            2005                          5,504
      Thereafter                         21,856
                                  -------------

                                        $67,150
                                  =============

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash equivalents, restricted cash, derivative financial instruments and managed auto receivables, which include auto receivables held for sale and auto receivables serviced by the Company on behalf of the Trusts. The Company's cash equivalents and restricted cash represent investments in highly rated securities placed through various major financial institutions. The counterparties to the Company's derivative financial instruments are various major financial institutions. Managed auto receivables represent contracts with consumers residing throughout the United States and, to a limited extent, in Canada, with borrowers located in California and Texas accounting for 13% and 11%, respectively, of the managed auto receivables portfolio as of June 30, 2000. No other state accounted for more than 10% of managed auto receivables.

Legal Proceedings

As a consumer finance company, the Company is subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, fraud and discriminatory treatment of credit applicants, which could take the form of a plaintiffs' class action complaint. The Company, as the assignee of finance contracts originated by dealers, may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.

Two proceedings in which the Company is a defendant have been brought in the form of class action complaints. One proceeding, pending in the State of Georgia, claims that the Company miscalculated rebates on certain precomputed retail installment contracts in Georgia. The other proceeding, pending in U.S. District Court in the State of California, claims that certain loan pricing structures used by the Company and other banks and finance companies violate various California laws. In the opinion of management, both of these lawsuits are without merit and the Company intends to defend vigorously.

On April 8, 1999, a putative class action complaint was filed against the Company and certain of the Company's officers and directors alleging violations of Section 10(b) of the Securities Exchange Act of 1934 arising from the Company's use of the cash-in method of measuring and accounting for credit enhancement assets in the Company's financial statements through the first quarter of fiscal year 1999. The U.S. District Court granted the Company's motion to dismiss the litigation with prejudice on April 21, 2000. The plaintiffs have appealed the dismissal to the U.S. Court of Appeals for the Fifth Circuit, where the matter is presently pending. In the opinion of management, this litigation is without merit, as evidenced by the District Court's dismissal, and the Company intends to vigorously contest the plaintiff's appeal of such dismissal.

In the opinion of management, the resolution of the proceedings described in this section will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

8.  Stock Options

General

The Company has certain stock-based compensation plans for employees, non-employee directors and key executive officers.

A total of 15,300,000 shares have been authorized for grants of options under the employee plans, of which 890,000 shares remain available for future grants as of June 30, 2000. The exercise price of each option must equal the market price of the Company's stock on the date of grant, and the maximum term of each option is ten years. The vesting period is typically four years. A committee of the Company's Board of Directors determines option grants, vesting periods and the term of each option.

A total of 2,360,000 shares have been authorized for grants of options under the non-employee director plans, of which 820,000 shares remain available for future grants as of June 30, 2000. The exercise price of each option must equal the market price of the Company's stock on the date of grant and the maximum term of each option is ten years. Option grants, vesting periods and the term of each option are established by the terms of the plans.

A total of 6,300,000 shares have been authorized for grants of options under the key executive officer plans, none of which remain available for future grants as of June 30, 2000. Option grants, vesting periods and the exercise price and term of each option are established by the terms of the plans.

The Company has elected not to adopt the fair value-based method of accounting for stock-based awards and, accordingly, no compensation expense has been recognized for options granted under the plans described above. Had compensation expense for the Company's plans been determined using the fair value-based method, pro forma net income would have been $101,665,000, $65,544,000 and $45,598,000, pro forma basic earnings per share would have been $1.39, $1.04 and $0.76 and pro forma diluted earnings per share would have been $1.31, $0.98 and $0.70 for the years ended June 30, 2000, 1999 and 1998, respectively.

The following tables present information related to the Company's stock-based compensation plans. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Years Ended June 30,                          2000          1999          1998
------------------------------------------------------------------------------

Expected dividends                               0             0             0
Expected volatility                             45%           40%           32%
Risk-free interest rate                       6.10%         5.51%         5.68%
Expected life                              5 years       5 years       5 years

Employee Plans

A summary of stock option activity under the Company's employee plans is as follows (shares in thousands):

Years Ended June 30,                    2000                      1999                      1998
----------------------------------------------------------------------------------------------------------
                                            Weighted                  Weighted                  Weighted
                                            Average                   Average                   Average
                                            Exercise                  Exercise                  Exercise
                               Shares        Price        Shares       Price       Shares        Price
----------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year            10,856         $ 9.92      10,070        $ 7.51      8,752         $ 4.68
Granted                         3,009          16.67       2,841         15.42      3,640          13.14
Exercised                      (2,665)          7.70      (1,829)         4.13     (2,034)          5.29
Canceled                         (618)         14.31        (226)        12.41       (288)          8.31
                            ------------------------------------------------------------------------------
Outstanding at
  end of year                  10,582         $12.22      10,856        $ 9.92     10,070         $ 7.51
                            ==============================================================================

Options exercisable at
  end of year                   6,229         $10.05       6,969        $ 8.18      6,030         $ 5.11
                            ==============================================================================

Weighted average fair value
  of options granted
  during year                                 $ 7.93                    $ 6.72                    $ 5.06
                                       ===============           ===============           ===============

A summary of options outstanding under employee plans as of June 30, 2000, is as follows (shares in thousands):

                                      Options Outstanding                     Options Exercisable
-----------------------------------------------------------------------------------------------------
                                            Weighted         Weighted                      Weighted
                                         Average Years        Average                       Average
Range of                    Number        of Remaining       Exercise         Number       Exercise
Exercise Prices          Outstanding    Contractual Life       Price        Outstanding      Price
-----------------------------------------------------------------------------------------------------
$  1.25 to 2.32                   740          0.91             $ 1.76               740       $ 1.76
$  2.75 to 4.57                 1,192          4.32               3.65             1,192         3.65
$  5.50 to 7.88                   724          6.38               7.15               584         7.13
$  8.19 to 9.19                   237          6.52               8.36               152         8.34
$10.13 to 13.07                 2,261          7.79              11.75             1,572        11.87
$13.38 to 16.38                 2,679          8.75              15.48             1,035        15.66
$17.00 to 17.44                 1,600          8.54              17.26               721        17.27
$18.13 to 19.00                 1,149          9.82              18.13               233        18.13
                       --------------                                    ---------------

                               10,582                                              6,229
                       ==============                                    ===============

Non-Employee Director Plans

A summary of stock option activity under the Company's non-employee director plans is as follows (shares in thousands):

Years Ended June 30,                      2000                    1999                    1998
--------------------------------------------------------------------------------------------------------
                                               Weighted                Weighted                Weighted
                                               Average                 Average                 Average
                                               Exercise                Exercise                Exercise
                                   Shares       Price      Shares       Price      Shares       Price
--------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year                 1,385       $ 3.37      1,526       $ 2.87      1,708       $ 2.21
Granted                                80        17.81         80        14.88         80        14.63
Exercised                             (85)        1.40       (201)        3.00       (262)        2.17
Canceled                                                      (20)       14.63
                                ------------------------------------------------------------------------
Outstanding at
  end of year                       1,380       $ 4.33      1,385       $ 3.37      1,526       $ 2.87
                                ========================================================================

Options exercisable at
  end of year                       1,380       $ 4.33      1,385       $ 3.37      1,526       $ 2.87
                                ========================================================================

Weighted average fair value of
  options granted during year                   $ 8.55                  $ 6.49                  $ 5.66
                                           =============           =============           =============

A summary of options outstanding under non-employee director plans as of June 30, 2000, is as follows (shares in thousands):

                                Options Outstanding and Exercisable
-----------------------------------------------------------------------
                                               Weighted       Weighted
                                            Average Years     Average
                                Number       of Remaining     Exercise
Range of Exercise Prices     Outstanding   Contractual Life    Price
-----------------------------------------------------------------------

$  1.40 to 3.75                     1,060              1.11      $ 1.62
$  6.44 to 9.38                       100              5.81        7.64
$14.63 to 14.88                       140              7.92       14.77
$14.89 to 17.81                        80              9.34       17.81
                           --------------

                                    1,380
                           ==============

Key Executive Officer Plans

A summary of stock option activity under the Company's key executive officer plans is as follows (shares in thousands):

Years Ended June 30,                       2000                   1999                   1998
------------------------------------------------------------------------------------------------------
                                               Weighted               Weighted               Weighted
                                               Average                Average                Average
                                               Exercise               Exercise               Exercise
                                   Shares       Price      Shares      Price      Shares      Price
------------------------------------------------------------------------------------------------------

Outstanding at
  beginning of year                 6,300        $10.92     1,700       $ 8.00     1,700       $8.00
Granted                                                     4,600        12.00
Exercised                            (100)        12.00
                                ----------------------------------------------------------------------

Outstanding at end of year          6,200        $10.90     6,300       $10.92     1,700       $8.00
                                ======================================================================

Options exercisable at
  end of year                       2,750        $ 9.53     1,700       $ 8.00     1,700       $8.00
                                ======================================================================

Weighted average fair value
  of options granted
  during year                                                           $ 5.25
                                                                   ===========

A summary of options outstanding under key executive officer plans as of June 30, 2000, is as follows (shares in thousands):

                                      Options Outstanding                       Options Exercisable
-------------------------------------------------------------------------------------------------------
                                             Weighted        Weighted                        Weighted
                                          Average Years       Average                         Average
Range of                    Number         of Remaining      Exercise           Number       Exercise
Exercise Prices          Outstanding     Contractual Life      Price         Outstanding       Price
-------------------------------------------------------------------------------------------------------
$ 8.00                           1,700          2.81            $ 8.00              1,700       $ 8.00
$12.00                           4,500          2.58             12.00              1,050        12.00
                      ----------------                                   ----------------

                                 6,200                                              2,750
                      ================                                   ================

9.   Employee Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees. The Company's contributions to the plan were $2,237,000, $1,026,000, and $358,000 for the years ended June 30, 2000, 1999 and 1998, respectively.

The Company also has an employee stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the market value at specified dates. A total of 2,000,000 shares have been reserved for issuance under the plan. Shares purchased under the plan were 250,495, 251,038 and 260,892 for the years ended June 30, 2000, 1999 and 1998, respectively.

10.  Income Taxes

The income tax provision consists of the following (in thousands):

Years Ended June 30,               2000             1999             1998
--------------------------------------------------------------------------

Current                          $60,403          $ 3,486          $  (113)
Deferred                          15,388           43,364           30,974
                                ------------------------------------------

                                 $75,791          $46,850          $30,861
                                ==========================================

The Company's effective income tax rate on income before income taxes differs from the U.S. statutory tax rate as follows:

Years Ended June 30,                2000              1999              1998
----------------------------------------------------------------------------

U.S. statutory tax rate             35.0%             35.0%             35.0%
Other                                4.8               3.5               3.5
                                 -------------------------------------------

                                    39.8%             38.5%             38.5%
                                 ===========================================

The deferred income tax provision consists of the following (in thousands):

Years Ended June 30,                                    2000               1999               1998
--------------------------------------------------------------------------------------------------
Income tax benefit from exercise of options          $11,583            $ 9,918            $ 9,575
Gain on sale of receivables                            3,192             23,784             32,606
Allowance for loan losses                             (2,965)             1,553                993
Net operating loss carryforward                                          10,093             (9,051)
Other                                                  3,578             (1,984)            (3,149)
                                                   -----------------------------------------------

                                                     $15,388            $43,364            $30,974
                                                   ===============================================

The tax effects of temporary differences that give rise to deferred tax liabilities and assets are as follows (in thousands):

June 30,                                               2000               1999
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Gain on sale of receivables                       $(68,348)          $(65,156)
   Unrealized gain on credit enhancement assets       (28,049)           (13,447)
   Other                                               (3,388)            (2,650)
                                                    ----------------------------

                                                      (99,785)           (81,253)
                                                    ----------------------------
Deferred tax assets:
   Net operating loss carryforward                      2,426              2,426
   Alternative minimum tax credits                                           561
   Other                                                4,957              4,271
                                                    ----------------------------

                                                        7,383              7,258
                                                    ----------------------------

Net deferred tax liability                           $(92,402)          $(73,995)
                                                    ============================

As of June 30, 2000, the Company has a net operating loss carryforward of approximately $57,144,000 for state income tax reporting purposes which expires between June 30, 2003 and June 30, 2019.

11.  Earnings Per Share

A reconciliation of weighted average shares used to compute basic and diluted earnings per share is as follows:

Years Ended June 30,                     2000               1999               1998
---------------------------------------------------------------------------------------
Weighted average shares
  outstanding                          73,038,005         63,005,746         60,188,788

Incremental shares resulting
  from assumed exercise of
  stock options                         4,575,647          4,185,489          5,014,672
                                   ----------------------------------------------------

Weighted average shares and
  assumed incremental shares           77,613,652         67,191,235         65,203,460
                                   ====================================================

Basic earnings per share have been computed by dividing net income by weighted average shares outstanding.

Diluted earnings per share have been computed by dividing net income by the weighted average shares and assumed incremental shares. Assumed incremental shares were computed using the treasury stock method. The average common stock market prices for the period were used to determine the number of incremental shares.

12.  Charge for Closing Mortgage Operations

As a result of declining premiums received for the sale of mortgage loans in the secondary markets, the Company ceased wholesale originations of mortgage loans and closed its mortgage loan production and processing offices during the year ended June 30, 2000.

The Company recognized a pre-tax charge of $10,500,000 related to the closing of the mortgage operations. The charge consisted of approximately a $6,600,000 write-off of goodwill, $2,000,000 of reserves against mortgage receivables held for sale and $1,900,000 of severance, facility closing and other costs.
Reserves and accrued costs remaining at June 30, 2000, were approximately $2,000,000.

13.  Supplemental Information

Cash payments (receipts) for interest costs and income taxes consist of the following (in thousands):

Years Ended June 30,                     2000          1999           1998
----------------------------------------------------------------------------

Interest costs (none capitalized)       $69,630      $ 39,930        $26,369
Income taxes                             62,714       (13,947)        14,804

During the years ended June 30, 2000, 1999 and 1998, the Company entered into capital lease agreements for property and equipment of $12,896,000, $15,380,000 and $4,246,000, respectively.

14.  Fair Value of Financial Instruments

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

Estimated fair values, carrying values and various methods and assumptions used in valuing the Company's financial instruments are set forth below (in thousands):

June 30,                                                   2000                         1999
--------------------------------------------------------------------------------------------------------
                                                    Carrying     Estimated       Carrying     Estimated
                                                      Value     Fair Value         Value     Fair Value
--------------------------------------------------------------------------------------------------------
Financial assets:
  Cash and cash equivalents                (a)        $ 42,916     $ 42,916        $ 21,189     $ 21,189
  Receivables held for sale, net           (b)         871,511      915,352         456,009      482,706
  Interest-only receivables from Trusts    (c)         229,059      229,059         191,865      191,865
  Investments in Trust receivables         (c)         341,707      341,707         195,598      195,598
  Restricted cash                          (c)         253,852      253,852         107,399      107,399
Financial liabilities:
  Warehouse credit facilities              (d)         487,700      487,700         114,659      114,659
  Credit enhancement facility              (d)          66,606       66,606
  Senior notes                             (e)         375,000      375,273         375,000      381,750
  Other notes payable                      (f)          19,691       19,691          17,874       17,874

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

(c) The fair value of interest-only receivables from Trusts, investments in Trust receivables and restricted cash is estimated by discounting the associated future net cash flows using discount rate, prepayment and credit loss assumptions similar to the Company's historical experience. The fair value of interest rate swaps, which is $6,202 and $5,729 as of June 30, 2000 and 1999, respectively, is included in the valuation of the interest-only receivables from Trusts.

(d) The warehouse credit facilities and credit enhancement facility have variable rates of interest and maturities of less than two years. Therefore, carrying value is considered to be a reasonable estimate of fair value.

(e)  The fair value of the senior notes is based on the quoted market price.

(f) The fair value of other notes payable is estimated based on rates currently available for debt with similar terms and remaining maturities.

REPORT OF INDEPENDENT ACCOUNTANTS


BOARD OF DIRECTORS AND SHAREHOLDERS
AMERICREDIT CORP.

We have audited the accompanying consolidated balance sheets of AmeriCredit Corp. as of June 30, 2000 and 1999, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmeriCredit Corp. as of June 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with generally accepted accounting principles in the United States.



PricewaterhouseCoopers LLP
Fort Worth, Texas
August 3, 2000

                               AMERICREDIT CORP.
                               Common Stock Data

The Company's common stock trades on the New York Stock Exchange under the symbol ACF. There were 76,717,675 shares of common stock outstanding as of June 30, 2000. The following table sets forth the range of the high, low and closing sale prices for the Company's common stock as reported on the Composite Tape of the New York Stock Exchange Listed Issues.

                                            High          Low         Close
-----------------------------------------------------------------------------

Fiscal year ended June 30, 2000

First Quarter                                $16.31       $12.00       $14.94
Second Quarter                                18.94        12.88        18.50
Third Quarter                                 18.63        10.62        16.31
Fourth Quarter                                22.06        13.31        17.02

Fiscal year ended June 30, 1999

First Quarter                                $18.66       $10.38       $12.19
Second Quarter                                16.06         6.63        13.81
Third Quarter                                 15.25         9.81        13.13
Fourth Quarter                                17.50        12.94        16.00


As of June 30, 2000, there were approximately 280 shareholders of record of the Company's common stock.

                               AMERICREDIT CORP.

                          Quarterly Data (Unaudited)
                 (dollars in thousands, except per share data)

                                           First             Second             Third            Fourth
                                          Quarter          Quarter (a)         Quarter           Quarter
-----------------------------------------------------------------------------------------------------------
Fiscal year ended June 30, 2000

Finance charge income                    $    27,536       $    27,458        $    30,512       $    38,644
Gain on sale of receivables                   48,928            49,314             52,923            57,905
Servicing fee income                          34,787            41,096             44,645            49,723
Income before income taxes                    41,178            35,994             52,701            60,419
Net income                                    25,324            19,609             32,410            37,158
Diluted earnings per share                      0.35              0.25               0.41              0.46
Weighted average shares and
  assumed incremental shares              71,678,349        78,958,413         79,027,907        80,840,165


Fiscal year ended June 30, 1999

Finance charge income                    $    16,917       $    16,260        $    18,361       $    23,750
Gain on sale of receivables                   35,120            38,900             42,531            53,341
Servicing fee income                          16,865            21,146             23,691            24,264
Income before income taxes                    25,174            28,254             31,715            36,547
Net income                                    15,482            17,376             19,505            22,477
Diluted earnings per share                      0.23              0.26               0.29              0.33
Weighted average shares and
  assumed incremental shares              66,968,691        66,750,045         66,514,367        68,695,877

(a) The Company closed its mortgage operations in the second quarter of fiscal 2000 and recorded a related charge of $9.0 million or $0.11 per share, net of income tax benefits.

                               AMERICREDIT CORP.

                            SHAREHOLDER INFORMATION

Directors

Clifton H. Morris, Jr.
Executive Chairman of the Board, AmeriCredit Corp.

Michael R. Barrington
Vice Chairman, Chief Executive Officer and President, AmeriCredit Corp.

Daniel E. Berce
Vice Chairman and Chief Financial Officer, AmeriCredit Corp.

A.R. Dike
President and Chief Executive Officer, The Dike Company, Inc.

Edward H. Esstman
Executive Vice President Dealer Services, AmeriCredit Corp.

James H. Greer
Chairman of the Board, Shelton W. Greer Co., Inc.

Douglas K. Higgins
Owner, Higgins & Associates

Kenneth H. Jones, Jr.
Private Investor

Executive Management Team

Clifton H. Morris, Jr.
Executive Chairman of the Board

Michael R. Barrington
Vice Chairman, Chief Executive Officer and President

Daniel E. Berce
Vice Chairman and Chief Financial Officer

Edward H. Esstman
Executive Vice President Dealer Services

Denny P. Hanysak
Executive Vice President Consumer Services

Michael T. Miller
Executive Vice President e-Services

Preston A. Miller
Executive Vice President Treasurer

Steven P. Bowman
Executive Vice President Chief Credit Officer

Chris A. Choate
Executive Vice President General Counsel and Secretary

Joseph E. McClure
Executive Vice President Chief Information Officer

Cinde C. Perales
Executive Vice President Chief of Staff

Karl J. Reeb
Executive Vice President Chief Administration Officer

Corporate Headquarters

801 Cherry Street
Suite 3900
Fort Worth, Texas 76102
817-302-7000

Annual Meeting

The annual meeting of the Company will be held on November 7, 2000, at 10 a.m. at the Fort Worth Club, 306 West Seventh Street, Fort Worth, Texas. All shareholders are cordially invited to attend.

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