Form 10-K405, Exhibit 13
period 2001-06-30
AMERICREDIT CORP
filed 2001-09-25
CIK 804269

                                                                    EXHIBIT 13.1

THE RIGHT TOUCH.

AmeriCredit is the nation's leader in middle market auto finance, thanks in part to our culture of innovation and intense use of information in the development and implementation of our unique strategies. However, these attributes comprise just two parts of our i/4/ corporate values: innovation and information - plus the integrity of and investment in our people. Because of our people, we continue to stay on top. As we're connecting to technology, we're connecting with each other, our dealership partners and our 800,000+ loan customers. We're making sure no matter how advanced we get, we'll never lose that all-important human touch.

TO OUR SHAREHOLDERS

Fiscal 2001 was a milestone year for AmeriCredit Corp. We again exceeded our targets for growth and profitability. Managed auto receivables reached the $10 billion threshold by fiscal year end, and in the fourth quarter, we met our long-held goal of a 3% return on managed assets. Shareholders' equity exceeded $1 billion at June 30, 2001. Most importantly, we maintained stable credit quality in our auto loan portfolio despite recent weakness in the economy.

AmeriCredit is entering its 10th year of operations in fiscal 2002. After almost a full decade of steady growth and profitability, AmeriCredit is today the undisputed leader in middle market auto finance. Management is focused on sustaining this success well into the future, and we have developed what we believe are the strategies necessary to continue our leadership position. We are pleased to have this opportunity to share our successes and set forth our future direction.

Fiscal 2001 Results

AmeriCredit reported record net income of $222.9 million for fiscal 2001, compared to earnings of $114.5 million for fiscal 2000. Excluding the charge for closing the mortgage business last year, earnings for fiscal 2000 were $123.5 million. Earnings per share grew to $2.60 for fiscal 2001, compared to $1.59 last fiscal year, excluding the charge. On a comparative basis, excluding the charge, net income increased 80% and earnings per share rose 64%. The fourth quarter of fiscal 2001 marked AmeriCredit's 29th consecutive quarter of increased operating income.

Pro forma portfolio-based earnings were $238.2 million, or $2.77 a share, for fiscal 2001, compared to $126.8 million, or $1.63 per share, last fiscal year. Portfolio-based earnings present our financial results on a managed basis, essentially excluding the effects of gain on sale accounting. Comparatively, portfolio-based earnings increased 88%, and portfolio-based earnings per share grew by 70%. Once again, our pro forma portfolio-based earnings exceeded earnings utilizing gain on sale accounting, accenting the strength and sustainability of our business model.

One of our primary objectives for fiscal 2001 was to increase our return on managed assets to 3.0%. We achieved this goal in our fourth fiscal quarter as a result of net interest margin expansion, operating efficiency and stable credit quality. For all of fiscal 2001, return on managed assets was 2.9% compared to 2.4% last fiscal year. This level of profitability is nearly without peer in the financial services industry. We believe this key metric will remain strong since we have experienced a significant widening of net interest margins on new loan originations. As the U.S. economy has shown signs of weakness, the Federal Reserve has responded by lowering interest rates resulting in a lower cost of funds for AmeriCredit. On the other hand, our pricing to the consumer has not declined at the same rate as the decrease in our cost of funds. In fact, our net interest margin on new loan volume for the fourth quarter of this year was approximately 190 basis points higher than the margin on loan production for the comparable period last year.

The outlook for realizing continued operating efficiencies is favorable. Although operating expenses as a percent of our managed auto loan portfolio declined to 3.7% for fiscal year 2001 from 4.1% the previous year, the operating efficiency ratio moderated during the second half of the year as a result of infrastructure we added to support our growth. We built additional servicing centers in Jacksonville, Florida, and Peterborough, Ontario, and increased our collection staff in order to have fully trained personnel ready should we see any deterioration in our asset quality due to the weakening economy. We expect the expense ratio to resume a declining trend in fiscal 2002 as we grow into our enhanced infrastructure and realize productivity gains from planned technology investments. For instance, the implementation of more automated decisioning capability in the branch network should lower our loan production costs as well as free up more time for our people to concentrate on dealer marketing.

Asset Growth

AmeriCredit's managed auto receivables grew 53% during the year to $10.2 billion at June 30, 2001. Automobile loan purchases amounted to $6.4 billion for fiscal 2001, compared to $4.4 billion last year, an increase of 44%. This rate of growth is attributable to geographic expansion, market share gains in existing branches and encouraging production from our new distribution channels.

We continue to see opportunities to expand our branch network. With 36 new branches opened during the fiscal year, we now have 232 branches across North America including nine offices in Canada. We conducted business with 16,280 auto dealers in fiscal 2001, up from 14,076 last year.

Mature branch offices, defined as locations open for longer than two years, generated 19% more loan production during fiscal 2001 than in fiscal 2000. This high rate of market share growth continues a trend we have experienced the last few years as we take advantage of our local office platform, fast, consistent credit decisions and prompt loan funding to provide superior service to auto dealers across North America.

Also aiding mature office growth are several key initiatives. Our two-year-old alliance with Chase Auto Finance, through which Chase and AmeriCredit jointly market the widest range of auto lending products available to dealers, contributed $760 million of incremental loan volume this year, up from $217 million during fiscal 2000. At June 30, 2001, almost 4,000 dealers were enrolled in the program. In addition, our Valued Customer Program is becoming a material source of loans as we pursue a strategy of gaining repeat business from our existing customer base of over 800,000 consumers. This program, which is marketed through our branches, encourages dealers to contact AmeriCredit for loan preapprovals when working with customers who have an existing AmeriCredit loan. We are able to retain select consumers at a lower transaction cost while providing added convenience to both dealers and consumers.

Finally, we made major advances in our efforts to leverage the Internet to enhance the products and services we offer our customers while increasing operational efficiencies. We became fully functional on DealerTrack late in the fiscal year. Developed by auto finance industry leaders Chase Auto Finance, Wells Fargo and AmeriCredit, DealerTrack allows auto dealers to submit consumer loan applications online to lenders and provides online dealer-specific reporting. We launched our own online consumer site, AmeriCreditOnline, which enables our customers to perform self-serve account maintenance and apply for additional AmeriCredit loans. We also offer auto loans directly to consumers by partnering with other online lending portals. Through these channels, we accept applications electronically and provide fully automated credit decisions over the Internet in approximately 15 seconds.

Risk Management

With ample opportunities available for growth, we have capitalized on the favorable market environment by tightening our lending standards several times over the past few years. These steps, which included the implementation of third-generation credit-scoring models and raising minimum acceptable credit scores, have served us well. The evidence of these initiatives can be seen in our credit quality trends as charge-offs declined to 3.6% of the average managed portfolio for fiscal 2001, compared to 4.0% for fiscal 2000.

The current weakness in the economy is a concern to every consumer lender. Even though our credit quality continues to perform within our expectations, we have and will continue to take proactive steps in anticipation that credit losses will increase with a more severe economic downturn. We commissioned Fair, Isaac and Company, Inc. to perform a study of the performance of non-prime auto consumers during a 10-year period overlapping the last economic downturn during the early 1990s. The intelligence gathered in this study, together with actual AmeriCredit loan performance over the past decade, has provided us better insight into the effects of economic changes on portfolio performance.

We believe we are well-positioned to manage through a weak economy. We have enhanced loss reserve levels on all securitization pools since 1998, effectively increasing our loss coverage to provide a margin between reserve levels and expected losses. As noted earlier, our net interest margins on new loan production are at historically high levels. Finally, servicing capacity, both in terms of facilities and people, is in place to handle economic-related credit development in our portfolio.

Refinements of our risk management discipline will continue in fiscal 2002 with the introduction of our fourth generation of credit-scoring models. These enhanced tools will help us manage credit risk at the margin and support our strategy of expanding the credit spectrum we lend to, specifically targeting nearer prime credits without minimizing our focus on our core products. We will also install new behavior models to help us further improve our risk-based servicing strategies and more aggressively expand our Valued Customer Program.

Financial Position

Our liquidity and capital position strengthened during fiscal 2001. At June 30, 2001, shareholders' equity totaled $1.1 billion, an increase of 54% during the past year. Despite our rapid growth, our primary measure of leverage - the ratio of equity, adjusted for tax-affected interest-only receivables, to managed assets - improved to 8.4% at June 30, 2001, from 8.2% a year ago.

Our expanding loan production is funded primarily through warehouse lines of credit and the issuance of asset-backed securities in the public markets. We made significant strides in each of these areas.

During the past 12 months, we increased the borrowing capacity available under our warehouse credit facilities by $1.4 billion to $3.6 billion at June 30, 2001, and diversified our funding sources by adding three new facilities. In addition, $1.3 billion of this capacity now has three-year maturities, eliminating the need to annually renew this portion of our facilities.

We accessed the public asset-backed securities market, completing five transactions during the fiscal year and raising $4.7 billion. Two of these transactions involved the issuance of subordinate securities for credit enhancement purposes, rather than the purchase of a financial guaranty insurance policy. AmeriCredit's ability to complete these "senior/subordinate" transactions was unique for a non-investment grade issuer and allowed us to expand the investor base to include investors seeking securities rated "AAA" down to "BB." AmeriCredit has issued $16.8 billion in asset-backed securities since our first securitization in December 1994.

Our asset-backed transactions continue to perform within expectations. Cash distributions to AmeriCredit from our securitization trusts increased to $214.6 million for fiscal 2001, up from $125.1 million in fiscal 2000. Cash flow from operations of $272.2 million exceeded required credit enhancement investments in new securitizations again this year.

Our Vision

Looking into the future, our emphasis is on achieving an even higher level of operational effectiveness within the business. To this end, we are investing in customer relationship management systems to ensure scalability within the infrastructure as we grow. Deployment of further automation in the branches and greater use of online solutions will also help streamline the way we do business. We will focus on delivering great customer service - to dealers and consumers. Our goal is to create a seamless and integrated customer experience with AmeriCredit regardless of channel, product or technology preference. We are committed to delivering annual earnings per share growth in excess of 30% while managing our return on assets in the 3% range.

Our success would not be possible without our over 4,000 employees who embrace a culture of teamwork, excellence and integrity. It is through a shared vision of delivering products and services to our customers - developed with information-based strategies and investments in innovative solutions - that we have been able to deliver superior returns to our shareholders.

We want to thank all of our stakeholders - our employees, customers, shareholders and communities - for their continued support of AmeriCredit.

Sincerely,

Clifton H. Morris, Jr.
Executive Chairman of the Board


Michael R. Barrington
Vice Chairman, Chief Executive Officer
and President


Daniel E. Berce
Vice Chairman and Chief Financial Officer


August 31, 2001

                                AMERICREDIT CORP.
                   SUMMARY FINANCIAL AND OPERATING INFORMATION
                  (dollars in thousands, except per share data)

Years Ended June 30,                                  2001      2000/(a)/        1999         1998        1997
------------------------------------------------------------------------------------------------------------------
Operating Data

Auto loan originations                            $ 6,378,652  $ 4,427,945   $ 2,879,796  $ 1,737,813  $   906,794

Finance charge income                                 225,210      124,150        75,288       55,837       44,910

Gain on sale of receivables                           301,768      209,070       169,892      103,194       52,323

Servicing fee income                                  281,239      170,251        85,966       47,910       23,492

Total revenue                                         818,224      509,680       335,456      209,336      123,356

Net income                                            222,852      114,501        74,840       49,301       29,849

Diluted earnings per share                               2.60         1.48          1.11         0.76         0.48

Weighted average shares and
  assumed incremental shares                       85,852,086   77,613,652    67,191,235   65,203,460   61,574,548

June 30,                                                 2001         2000          1999         1998         1997
------------------------------------------------------------------------------------------------------------------
Balance Sheet Data

Receivables held for sale, net                    $ 1,921,465  $   871,511   $   456,009  $   342,853  $   266,657

Credit enhancement assets/(b)/                      1,151,275      824,618       494,862      286,309      161,395

Total assets                                        3,384,907    1,862,269     1,063,487      713,671      475,493

Medium term notes/(c)/                              1,250,000

Senior notes                                          375,000      375,000       375,000      175,000      125,000

Total liabilities                                   2,324,711    1,173,690       663,757      425,823      267,232

Shareholders' equity                                1,060,196      688,579       399,730      287,848      208,261

Managed auto receivables                           10,203,746    6,649,981     4,105,468    2,302,516    1,138,255

(a) The Company closed its mortgage operations in fiscal 2000 and recorded a related charge of $9.0 million, or $0.11 per share, net of income tax benefits.

(b) Credit enhancement assets consist of interest-only receivables from Trusts, investments in Trust receivables and restricted cash.

(c) Medium term notes are included in warehouse credit facilities on the Company's consolidated balance sheets.

OUR MOST IMPORTANT CONNECTION IS STILL A PERSONAL ONE.

AmeriCredit's successful business operations are fueled by information. Our advanced use of data and technology helps us analyze loan requests with unrivaled speed and insight.

We're also masters in another arena: developing personal relationships with dealers who help us close over 40,000 loans a month. We have more than 230 branch locations in North America - covering most major markets. The team members in our branch network provide dealers with what they want most: a local decision-maker with fast, reliable and personal service.

This personal touch helps dealerships put a face with the AmeriCredit name and builds relationships that become partnerships. The trust created by those partnerships isn't an asset you can enter on a balance sheet . . . but we believe it's one of the most compelling reasons for our strong growth.

Our technology supports the branch office network, allowing our people to quickly turn around loan decisions and enabling us to provide the fastest loan funding in the industry. Our statistical scoring models have helped AmeriCredit originate and service a portfolio that has delivered consistent asset performance and strong returns.

We create shareholder value not only through our technology, but also by forming key strategic alliances. Through alliances, we offer a greater range of options to consumers and raise our visibility with dealerships. One example is our marketing alliance with Chase Auto Finance. Together, we can provide the widest spectrum of auto loan products available.

As well as we've done, we're energized by the fact there is always room for growth. We're increasing our market share by adding new points of contact through initiatives such as our participation in DealerTrack. This Web-based service allows dealers to input consumer auto loan requests online and track contract status while reducing our time and cost for processing loans. Also, our Valued Customer Program is helping drive repeat customers to our dealers. When we retain our customers, both AmeriCredit and dealers win.

In addition, we're expanding our reach by adding new locations to our branch office network across North America. This means more highly skilled professionals providing more local, personalized service to help strengthen the AmeriCredit brand.

GUESSWORK IS NO SUBSTITUTE FOR GROUNDWORK.

Our technology and risk management tools have proven to be significant competitive advantages. They serve as the platform that will shape and integrate future initiatives and facilitate our goals. These tools center on effective use of information - one of our core i/4/ cultural values, and the foundation of our strategies.

We continually re-engineer our processes to eliminate redundancy and achieve efficiencies in the products we offer, the distribution channels we use, and in our interactions with our customers. As a result, AmeriCredit has grown rapidly while delivering industry-leading returns.

One example: Our loan application systems and credit scorecards now enable fully automated loan decisioning over the Internet. As we leverage this capability in our branch office network, we can free up our people to spend even more time with dealers. This will be a key enhancement in speed of service and profitability.

Mastery of our proprietary credit-scoring models - the fourth-generation version is in development - allows us to assess risk with great accuracy. It also affords us the ability to expand our potential market by targeting consumers who rank higher in the credit spectrum - providing even greater opportunities for growth while lowering risk in the portfolio.

Our risk management modeling also allows unmatched insight into the influence of external factors such as changes in the economy. For example, we recently completed an economic study in which more than two million non-prime consumer records were analyzed going back to 1987. In this study, we captured data on middle market auto loan performance through various economic cycles including the recession of 1990-1991. This comprehensive study, together with our existing databases, will continue to be an exceptional resource, allowing us to develop and test strategies with accuracy and clarity.

AmeriCredit enjoys a number of key competitive advantages, but that's no reason to stop the momentum. Our upcoming technology efforts will focus on further development of Internet-based platforms for originating and servicing accounts. Key initiatives will remove communications hurdles, giving dealers and consumers more - and more convenient - points of access to our products and services.

RAISING CAPITAL OUTSIDE THE BOX.
REPORTING IT FROM THE INSIDE OUT.

AmeriCredit's ongoing access to capital is made possible by the execution of our business strategies. Our consistent performance has earned us credibility in the capital markets over the years. Today, AmeriCredit has $3.6 billion in warehouse credit capacity, provided by 15 separate financial institutions, which we use to fund loans every day. These loans are then permanently financed when we issue asset-backed securities in the public markets.

We have raised $16.8 billion in the public asset-backed securities market since 1994. One example of our innovation in the capital markets is the successful execution last year of two "senior/subordinate" transactions in which we issued subordinate securities for credit enhancement purposes rather than purchasing a financial guaranty insurance policy. This structure is unique for an independent auto finance company and allowed us to expand our investor base to include investors seeking securities rated "AAA" through "BB."

Our funding activities are designed to support our growth while maintaining financial flexibility. It is also important that AmeriCredit maintain and improve its corporate credit ratings over time. To this end, we are balancing growth with capital formation. We have successfully increased our cash flow generation and enhanced our overall liquidity position. The equity on our balance sheet has now surpassed $1 billion.

Our i/4/ values of integrity and information unite in the reporting of our financial and operating results. We believe in total transparency: providing more information than is required, so that investors can properly assess the performance of our business model. At www.americredit.com, we offer "self-serve" investor relations services that allow users to easily model, forecast and assess our portfolio performance.

Internal reporting is just as crucial. At AmeriCredit, we measure every aspect of our performance - financial as well as non-financial. We track key performance metrics, tailored for each business area, delivering data daily to the desktops of our decision-makers.

This flow of information helps ensure our team members have the resources they need to execute our plans every day. It also delivers the facts to our stakeholders in complete, forthright terms. And finally, it leaves no question as to our commitment to our i/4/ value of integrity.

IT'S NOT JUST ABOUT COLLECTING FUNDS.
IT'S ABOUT CREATING RELATIONSHIPS.

One of our richest opportunities for future business lies in retaining our own customers over time. Today we have more than 800,000 active loan customers. We are dedicated to learning, understanding and anticipating their needs and to developing unique products and services to serve them better.

We already have a head start in this understanding: The data we capture as we underwrite every loan application creates an excellent foundation. This information, together with new Internet-based interactive strategies and even more sophisticated behavioral assessment tools, will help us gain dramatic customer service insight. These initiatives also enable us to communicate offerings to those customers on a very direct, personally tailored basis - seamless interaction that will allow us to present the right products and services to each unique customer.

One such initiative is our Valued Customer Program, which enables us to offer loans to current customers when they are in the market for their next auto purchase. This helps us team with our dealer partners to make compelling offers to attract these customers back a second - or third! - time.

AmeriCredit is also investing in Customer Relationship Management (CRM) technology, which integrates the information gathered throughout our branch network and customer service operations. By streamlining our customer service efforts, we can manage the interactions with our customers even more efficiently. Whether consumers choose to work with us through a dealer, over the phone or on the Internet, they will have a consistent and satisfying experience. CRM and information-based strategies also enhance our collections activities, directing us to the accounts that need immediate attention.

Accomplishing our goals will require strong relationships and robust customer service. Today, one-half of all AmeriCredit employees work directly with consumers through our five customer service centers in the United States and Canada. As we prepare to launch future initiatives, we will continue to treat every customer with care to ensure the highest degree of service.

Our i/4/ values of integrity, investment, innovation and information have made us one of the fastest-growing, most profitable consumer finance companies in North America. These values have also created an appealing, positive culture at AmeriCredit - a productive environment that helps our people think and act in ways that build customer acquisition and retention.

FINANCIAL REVIEW

GENERAL

The Company generates earnings and cash flow primarily from the purchase, securitization and servicing of auto receivables. The Company purchases auto finance contracts from franchised and select independent automobile dealerships and, to a lesser extent, makes auto loans directly to consumers. To fund the acquisition of receivables prior to securitization, the Company utilizes borrowings under its warehouse credit facilities. The Company earns finance charge income on its receivables pending securitization ("receivables held for sale") and pays interest expense on borrowings under its warehouse credit facilities.

The Company periodically sells receivables to securitization trusts ("Trusts") that, in turn, sell asset-backed securities to investors. By securitizing its receivables, the Company is able to lock in the gross interest rate spread between the yield on such receivables and the interest rate payable on the asset-backed securities. The Company recognizes a gain on the sale of receivables to the Trusts, which represents the difference between the sale proceeds to the Company, net of transaction costs, and the Company's net carrying value of the receivables, plus the present value of the estimated future excess cash flows to be received by the Company over the life of the securitization. Excess cash flows result from the difference between the interest received from the obligors on the receivables and the interest paid to investors in the asset-backed securities, net of credit losses and expenses.

Excess cash flows from the Trusts are initially utilized to fund credit enhancement requirements in order to attain specific credit ratings for the asset-backed securities issued by the Trusts. Once predetermined credit enhancement requirements are reached and maintained, excess cash flows are distributed to the Company. In addition to excess cash flows, the Company earns monthly base servicing fee income of 2.25% per annum on the outstanding principal balance of receivables securitized ("serviced receivables").

In November 1996, the Company acquired AmeriCredit Mortgage Services ("AMS"), which originated and sold mortgage loans. Receivables originated in this business are referred to as mortgage receivables. Such receivables were generally packaged and sold for cash on a servicing released whole-loan basis. Deterioration in the wholesale loan markets caused premiums received by AMS for the sale of mortgage loans to decrease. As a result, during October 1999, Company management assessed various options with respect to the operations of AMS and decided to cease the operations of AMS. The AMS wholesale mortgage loan production and processing offices were closed and the assets of AMS liquidated.

The Company incurred a pre-tax charge of $10.5 million in fiscal 2000 related to the closing of its mortgage operations. The charge consists of a $6.6 million write-off of goodwill, $2.0 million of reserves against mortgage receivables held for sale and $1.9 million of severance, facility closing and other costs. Since the goodwill write-off is not deductible for income tax reporting purposes, the charge amounted to approximately $9.0 million after related income tax benefits. All assets related to the mortgage operations have been liquidated.

RESULTS OF OPERATIONS

Year Ended June 30, 2001 as compared to
---------------------------------------
   Year Ended June 30, 2000
   ------------------------

Revenue

The Company's average managed receivables outstanding consisted of the following (in thousands):

Years Ended June 30,                       2001                 2000
-------------------------------------------------------------------------

Auto:
Held for sale                             $1,046,306           $  543,518
 Serviced                                  7,245,330            4,791,062
                                          -------------------------------
                                           8,291,636            5,334,580
Mortgage                                       2,969               22,011
                                          -------------------------------

                                          $8,294,605           $5,356,591
                                          ===============================


Average managed receivables outstanding increased by 55% as a result of higher loan purchase volume. The Company purchased $6,378.7 million of auto loans during fiscal 2001, compared to purchases of $4,427.9 million during fiscal 2000. This growth resulted from increased loan production at branches open during both periods as well as expansion of the Company's branch network. Loan purchases at branch offices opened prior to June 30, 1999, were 19% higher in fiscal 2001 versus fiscal 2000. The Company operated 232 auto lending branch offices as of June 30, 2001, compared to 196 as of June 30, 2000.

The average new loan size was $15,430 for fiscal 2001, compared to $14,257 for fiscal 2000. The average annual percentage rate on loans purchased during fiscal 2001 was 19.0%, compared to 18.9% during fiscal 2000.

Finance charge income consisted of the following (in thousands):

Years Ended June 30,                         2001             2000
---------------------------------------------------------------------

Auto                                        $225,210         $123,093
Mortgage                                                        1,057
                                            -------------------------

                                            $225,210         $124,150
                                            =========================

The increase in finance charge income was primarily due to an increase of 93% in average auto receivables held for sale in fiscal 2001 versus fiscal 2000. The Company's effective yield on its auto receivables held for sale decreased to 21.5% for fiscal 2001, from 22.7% for fiscal 2000. The effective yield is higher than the contractual rates of the Company's auto finance contracts primarily as a result of finance charge income earned between the date the auto finance contract is originated by the automobile dealership and the date the auto finance contract is funded by the Company. The effective yield decreased for fiscal 2001 due to lower levels of finance charges earned between the origination date and funding date.

The gain on sale of receivables consisted of the following (in thousands):

Years Ended June 30,                      2001              2000
-------------------------------------------------------------------

Auto                                     $301,768          $207,559
Mortgage                                                      1,511
                                         --------------------------

                                         $301,768          $209,070
                                         ==========================

The increase in gain on sale of auto receivables resulted from the sale of $5,300.0 million of receivables in fiscal 2001 as compared to $4,000.0 million of receivables sold in fiscal 2000. The gain as a percentage of auto receivables sold increased to 5.7% for fiscal 2001 from 5.2% for fiscal 2000 primarily due to increased interest margins as a result of a decrease in short-term market interest rates.

Significant assumptions used in determining the gain on sale of auto receivables were as follows (the weighted average discount rate was used in fiscal 2000 due to the discount rate change during that year):


Years Ended June 30,                                   2001              2000
-------------------------------------------------------------------------------

Cumulative credit losses
 (including deferred gains)                             11.3%             10.9%
Discount rate used to estimate
 present value:
  Interest-only receivables from Trusts                 14.0%             12.3%
  Investments in Trust receivables                       9.8%              8.1%
  Restricted cash                                        9.8%              8.1%


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

Servicing fee income increased to $281.2 million, or 3.9% of average serviced auto receivables, for fiscal 2001, compared to $170.3 million, or 3.6% of average serviced auto receivables, for fiscal 2000. Servicing fee income represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by the Company as servicer of the auto receivables sold to the Trusts. The growth in servicing fee income is attributable to the increase in average serviced auto receivables outstanding for fiscal 2001 compared to fiscal 2000. The increase in servicing fee income as a percentage of average serviced auto receivables is due to the discount rate change described above and resulting rise in the accretion of discount component of servicing fee income for fiscal 2001.

Costs and Expenses

Operating expenses as a percentage of average managed receivables outstanding decreased to 3.7% for fiscal 2001, compared to 4.2% (4.1% excluding operating expenses of $2.1 million related to AMS) for fiscal 2000. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $85.2 million, or 38%, primarily due to the addition of branch offices and loan processing and servicing staff.

The provision for loan losses increased to $31.4 million for fiscal 2001 from $16.4 million for fiscal 2000 due to higher average amounts of receivables held for sale. As a percentage of average receivables held for sale, the provision for loan losses was 3.0% for fiscal 2001 and 2000.

Interest expense increased to $116.0 million for fiscal 2001 from $69.3 million for fiscal 2000 due to higher debt levels. Average debt outstanding was $1,255.0 million and $697.3 million for fiscal 2001 and 2000, respectively. The Company's effective rate of interest paid on its debt decreased to 9.2% from 9.9% due to lower short-term market interest rates.

The Company's effective income tax rate was 38.5% for fiscal 2001 and 39.8% for 2000. The effective tax rate was higher for fiscal 2000 due to the non-deductible write-off of goodwill related to the closing of the mortgage operations.

Year Ended June 30, 2000 as compared to
---------------------------------------
   Year Ended June 30, 1999
   ------------------------

Revenue

The Company's average managed receivables outstanding consisted of the following (in thousands):


Years Ended June 30,                       2000                 1999
------------------------------------------------------------------------

Auto:
 Held for sale                          $  543,518            $  320,962
 Serviced                                4,791,062             2,808,501
                                        --------------------------------
                                         5,334,580             3,129,463
Mortgage                                    22,011                26,785
                                        --------------------------------

                                        $5,356,591            $3,156,248
                                        ================================


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

The average new loan size was $14,257 for fiscal 2000, compared to $13,233 for fiscal 1999. The average annual percentage rate on loans purchased during fiscal 2000 was 18.9%, compared to 18.5% during fiscal 1999. The increased annual percentage rate is the result of pricing increases implemented in the third quarter of fiscal 2000 in response to rising short-term market interest rates.

Finance charge income consisted of the following (in thousands):


Years Ended June 30,                         2000             1999
---------------------------------------------------------------------

Auto                                        $123,093          $72,749
Mortgage                                       1,057            2,539
                                            -------------------------

                                            $124,150          $75,288
                                            =========================


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

The gain on sale of receivables consisted of the following (in thousands):


Years Ended June 30,                      2000              1999
-------------------------------------------------------------------

Auto                                     $207,559          $162,353
Mortgage                                    1,511             7,539
                                         --------------------------

                                         $209,070          $169,892
                                         ==========================


The increase in gain on sale of auto receivables resulted from the sale of $4,000.0 million of receivables in fiscal 2000 as compared to $2,770.0 million of receivables sold in fiscal 1999. The gain as a percentage of the auto receivables sold decreased to 5.2% for fiscal 2000 from 5.9% for fiscal 1999 primarily due to decreased interest margins as a result of an increase in short-term market interest rates.

Significant assumptions used in determining the gain on sale of auto receivables were as follows (the weighted average discount rate was used in fiscal 2000 due to the discount rate change during that year):

Years Ended June 30,                                   2000              1999
-------------------------------------------------------------------------------

Cumulative credit losses
 (including deferred gains)                             10.9%             11.2%
Discount rate used to estimate
 present value:
  Interest-only receivables from Trusts                 12.3%             12.0%
  Investments in Trust receivables                       8.1%              7.8%
  Restricted cash                                        8.1%              7.8%


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

Interest expense increased to $69.3 million for fiscal 2000 from $38.8 million for fiscal 1999 due to higher debt levels and effective interest rates. Average debt outstanding was $697.3 million and $443.3 million for fiscal 2000 and 1999, respectively. The Company's effective rate of interest paid on its debt increased to 9.9% from 8.8% as a result of higher short-term market interest rates and increased average amounts of senior notes outstanding, which have a higher cost than the Company's other forms of balance sheet debt.

The Company's effective income tax rate was 39.8% for fiscal 2000 and 38.5% for 1999. The increase in the effective tax rate is due to the non-deductible write-off of goodwill related to the closing of the mortgage operations.

PRO FORMA PORTFOLIO-BASED EARNINGS DATA

In addition to reporting results of operations in accordance with generally accepted accounting principles ("GAAP"), the Company has elected to present pro forma results of operations which treat securitization transactions as financings rather than sales of receivables. The Company refers to this presentation as pro forma portfolio-based earnings data.

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

The pro forma portfolio-based earnings data presents the Company's operating results under the assumption that securitization transactions are financings and no gain on sale or servicing fee income is recognized. Instead, finance charges and fees are recognized over the life of the securitized receivables as accrued and interest and other costs related to the asset-backed securities are also recognized as accrued. Credit losses are recorded when the Company repossesses and disposes of the collateral or the account is otherwise deemed uncollectible.

While the pro forma portfolio-based earnings data does not purport to present the Company's operating results in accordance with GAAP, the Company believes such presentation provides another measure for assessing the Company's performance.

The pro forma portfolio-based earnings data were as follows, excluding the effect of the mortgage charge for fiscal 2000 (in thousands, except per share data):

Years Ended June 30,                                2001             2000            1999
--------------------------------------------------------------------------------------------
Finance charge, fee and
 other income                                    $1,628,483       $1,048,382       $ 621,048
Funding costs                                      (630,982)        (404,724)       (220,958)
                                                 -------------------------------------------

Net margin                                          997,501          643,658         400,090

Credit losses                                      (301,691)        (214,276)       (147,344)
Operating expenses                                 (308,453)        (223,219)       (165,345)
                                                 -------------------------------------------

Pre-tax portfolio-based income                      387,357          206,163          87,401
Income taxes                                       (149,132)         (79,374)        (33,649)
                                                 -------------------------------------------

Net portfolio-based income                       $  238,225       $  126,789       $  53,752
                                                 ===========================================

Diluted portfolio-based
 earnings per share                              $     2.77       $     1.63       $    0.80
                                                 ===========================================

The pro forma return on managed assets for the Company's auto business was as follows:

Years Ended June 30,                                2001         2000         1999
------------------------------------------------------------------------------------
Finance charge, fee and
 other income                                        19.6%        19.6%        19.5%
Funding costs                                        (7.6)        (7.6)        (7.0)
                                                 ----------------------------------

Net margin                                           12.0         12.0         12.5
Credit losses                                        (3.6)        (4.0)        (4.7)
                                                 ----------------------------------

Risk adjusted margin                                  8.4          8.0          7.8

Operating expenses                                   (3.7)        (4.1)        (5.0)
                                                 ----------------------------------

Pre-tax return on managed assets                      4.7          3.9          2.8
Income taxes                                         (1.8)        (1.5)        (1.1)
                                                 ----------------------------------

Return on managed assets                              2.9%         2.4%         1.7%
                                                 ==================================

CREDIT QUALITY

The Company provides financing in relatively high-risk markets, and, therefore, charge-offs are anticipated. The Company records a periodic provision for loan losses as a charge to operations and a related allowance for loan losses in the consolidated balance sheets as a reserve against estimated probable losses in the receivables held for sale portfolio prior to the sale of such receivables in securitization transactions. The Company typically purchases individual finance contracts and collects a non-refundable acquisition fee. Such acquisition fees are also recorded in the consolidated balance sheets as an allowance for loan losses. When the Company sells auto receivables to the Trusts, the calculation of the gain on sale of receivables is reduced by an estimate of cumulative credit losses expected over the life of the auto receivables sold.

The Company reviews static pool origination and charge-off relationships, charge-off experience factors, collection data, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the assumptions for cumulative credit losses and the timing of such losses, provisions for loan losses and allowance for loan losses. Although the Company uses many resources to assess the adequacy of loss reserves, there is no precise method for estimating the ultimate losses in the receivables portfolio. These amounts represent management's best estimate based on currently available information.

The following table presents certain data related to the receivables portfolio (dollars in thousands):

June 30, 2001                                                           Auto
                                           ------------------------------------------------------------
                                                                                             Managed
                                              Held for Sale         Serviced                Portfolio
-----------------------------------------------------------    ----------------       -----------------
Principal amount of receivables                $1,973,828           $8,229,918             $10,203,746
                                                               ================       =================

Allowance for loan losses                         (52,363)          $ (868,184)  (a)       $  (920,547)
                                           ----------------    ================       =================

  Receivables, net                             $1,921,465
                                           ================

Number of outstanding contracts                   133,214              690,705                 823,919
                                           ================    ================       =================

Average principal amount of
  outstanding contract (in dollars)            $   14,817           $   11,915             $    12,384
                                           ================    ================       =================

Allowance for loan losses as a
  percentage of receivables                           2.7%                10.6%                    9.0%
                                           ================    ================       =================

June 30, 2000                                      Held For Sale                Auto           Managed Auto
                                         -------------------------------
                                             Auto     Mortgage    Total       Serviced           Portfolio
--------------------------------------------------------------------------- -----------     ---------------
Principal amount of receivables             $891,672     $ 4,213  $895,885    $5,758,309         $6,649,981
                                                                             ===========      ==============

Allowance for loan losses                    (24,374)              (24,374)   $ (563,102)  (a)   $ (587,476)
                                          --------------------------------- =============     ==============

  Receivables, net                          $867,298     $ 4,213  $871,511
                                          ================================

Number of outstanding contracts               65,686          48                 502,413            568,099
                                          ======================            ============      ===============

Average principal amount of
  outstanding contract (in dollars)         $ 13,575     $87,771              $   11,461         $   11,706
                                          ======================            ============      =============

Allowance for loan losses as a
  percentage of receivables                      2.7%                                9.8%               8.8%
                                          ===========                       =============     ==============

(a) The allowance for loan losses related to serviced auto receivables is factored into the valuation of interest-only receivables from Trusts in the Company's consolidated balance sheets.

The following is a summary of managed auto receivables which are (i) more than 30 days delinquent, but not yet in repossession, and (ii) in repossession (dollars in thousands):

June 30,                                 2001                        2000
                                 Amount       Percent        Amount       Percent
-----------------------------------------------------------------------------------
Delinquent contracts:
 31-60 days                     $  676,425        6.6%        $445,797        6.7%
 Greater than 60 days              250,091        2.5          150,624        2.3
                                -------------------------------------------------
                                   926,516        9.1          596,421        9.0
 In repossession                   105,503        1.0           42,764        0.6
                                -------------------------------------------------

                                $1,032,019       10.1%        $639,185        9.6%
                                =================================================

In accordance with its policies and guidelines, the Company at times offers payment deferrals to consumers, whereby the consumer is allowed to move a delinquent payment to the end of the loan generally by paying a fee (approximately the interest portion of the payment deferred). Contracts receiving a payment deferral as an average quarterly percentage of average managed auto receivables outstanding were 4.7%, 4.4% and 4.6% for fiscal 2001, 2000 and 1999, respectively. The Company believes that payment deferrals granted according to its policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the portfolio.

The following table presents charge-off data with respect to the Company's managed auto receivables portfolio (dollars in thousands):

Years Ended June 30,                              2001          2000          1999
----------------------------------------------------------------------------------
Net charge-offs:
  Held for sale                               $ 17,334      $  9,623      $  8,046
  Serviced                                     284,357       204,653       139,298
                                              ------------------------------------

                                              $301,691      $214,276      $147,344
                                              ====================================

Net charge-offs as a percentage
  of average managed auto
  receivables outstanding                          3.6%          4.0%          4.7%
                                              ====================================

Net recoveries as a percentage
  of gross repossession charge-offs               51.1%         53.4%         52.2%
                                              ====================================

Delinquency and charge-off ratios typically fluctuate over time as a portfolio matures. Accordingly, the delinquency and charge-off data above is not necessarily indicative of delinquency and charge-off experience that could be expected for a portfolio with a different level of seasoning.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows are summarized as follows (in thousands):

Years Ended June 30,                          2001            2000           1999
-----------------------------------------------------------------------------------
Operating activities                     $   272,152       $  70,874      $  44,790
Investing activities                      (1,304,411)       (550,481)      (208,868)
Financing activities                       1,066,396         501,334        152,180
                                         ------------------------------------------

Net increase (decrease) in
  cash and cash equivalents              $    34,137       $  21,727      $ (11,898)
                                         ==========================================

The Company's primary sources of cash have been cash flows from operating activities, including cash flow distributions from the Trusts, borrowings under its warehouse credit facilities and sales of auto receivables to Trusts in securitization transactions. The Company's primary uses of cash have been purchases of receivables and funding credit enhancement requirements for securitization transactions.

The Company required cash of $6,367.8 million, $4,425.8 million and $2,869.8 million for the purchase of auto finance contracts during fiscal 2001, 2000 and 1999, respectively. These purchases were funded initially utilizing warehouse credit facilities and subsequently through the sale of auto receivables in securitization transactions.

The Company has six separate funding agreements with administrative agents on behalf of institutionally managed commercial paper conduits and bank groups with aggregate structured warehouse financing availability of approximately $2,375.0 million. Two of the commercial paper facilities provide for available structured warehouse financing of $625.0 million and $250.0 million, respectively, through September 2001. Another facility provides for available structured warehouse financing of $500.0 million through March 2002. An additional facility provides for available structured warehouse financing of $200.0 million through May 2002. The remaining facilities provide for available structured warehouse financing of $500.0 million and $300.0 million, respectively, through June 2002. A total of $228.8 million was outstanding under these facilities as of June 30, 2001.

The Company also has two funding agreements with administrative agents on behalf of institutionally managed medium term note conduits under which $500.0 million and $750.0 million, respectively, of proceeds are available through the terms of the agreements. The funding agreements allow for the substitution of auto receivables (subject to an overcollateralization formula) for cash, and vice versa, thus allowing the Company to use the medium term note proceeds to finance auto receivables on a revolving basis. The first agreement matures in December 2003 and the second agreement matures in June 2004. The variable weighted average interest rate expected to be paid through the terms of these agreements is 4.26% based on London Interbank Offered Rates as of June 30, 2001.

The Company's Canadian subsidiary has a convertible revolving term credit agreement with a bank, under which the subsidiary may borrow up to $40.0 million Cdn., subject to a defined borrowing base. The facility matures in May 2002. A total of $24.1 million was outstanding under this facility as of June 30, 2001.

As is customary in the Company's industry, the majority of the Company's warehouse credit facilities need to be renewed on an annual basis. The Company has historically been successful in renewing and expanding these facilities on an annual basis. If the Company was unable to renew these facilities on acceptable terms, there could be a material adverse effect on the Company's financial position, results of operations and liquidity.

The Company has completed twenty-six auto receivables securitization transactions through June 30, 2001. The proceeds from the transactions were primarily used to repay borrowings outstanding under the Company's warehouse credit facilities.

A summary of the active transactions is as follows (in millions):

                                       Original       Balance at
Transaction/(a)/       Date             Amount       June 30, 2001
-------------------------------------------------------------------

1997-D               November 1997       $   400.0         $   44.6
1998-A               February 1998           425.0             60.9
1998-B                    May 1998           525.0             93.0
1998-C                 August 1998           575.0            129.2
1998-D               November 1998           625.0            166.8
1999-A               February 1999           700.0            218.4
1999-B                    May 1999         1,000.0            381.8
1999-C                 August 1999         1,000.0            464.0
1999-D                October 1999           900.0            454.9
2000-A               February 2000         1,300.0            745.4
2000-B                    May 2000         1,200.0            807.2
2000-C                 August 2000         1,100.0            835.9
2000-1               November 2000           495.0            389.1
2000-D               November 2000           600.0            514.5
2001-A               February 2001         1,400.0          1,266.4
2001-1                  April 2001         1,089.0          1,025.4
                                         --------------------------

                                         $13,334.0         $7,597.5
                                         ==========================

(a) Transactions 1994-A, 1995-A and B, 1996-A, B, C and D, 1997-A, B and C originally totaling $1,595.5 million have been paid off as of June 30, 2001.

In connection with securitization transactions, the Company is required to provide credit enhancement in order to attain specific credit ratings for the asset-backed securities issued by the Trusts. The Company typically makes an initial deposit to a restricted cash account and subsequently uses excess cash flows generated by the Trusts to either increase the restricted cash account or repay the outstanding asset-backed securities on an accelerated basis, thus creating additional credit enhancement through overcollateralization in the Trusts. When the credit enhancement levels reach specified percentages of the Trust's pool of receivables, excess cash flows are distributed to the Company.

Although the aggregate amount of excess cash flow does not change, the timing of the Company's receipt of excess cash flow distributions is dependent on the type of structure used. Since November 1997, the Company has employed a structure that utilizes reinsurance and other alternative credit enhancements to reduce the required initial deposit to the restricted cash account.

Under this structure, the Company expects to begin to receive excess cash flow distributions approximately 14 to 16 months after receivables are securitized.

The reinsurance used to reduce the Company's initial cash deposit has typically been arranged by the insurer of the asset-backed securities. The Company had commitments from the insurer for an additional $315.5 million of reinsurance as of June 30, 2001. These commitments expire in December 2002. In addition, the Company has a credit enhancement facility with a financial institution under which the Company may borrow up to $225 million to fund a portion of the initial cash deposit in future securitization transactions, similar to the amount covered by the reinsurance described above. Borrowings under the credit enhancement facility, which matures in October 2001, are collateralized by the Company's credit enhancement assets. A total of $36.3 million was outstanding under this facility as of June 30, 2001.

During fiscal 2001, the Company completed two securitization transactions (2000-1 and 2001-1) involving the sale of subordinate asset-backed securities in order to provide credit enhancement for the senior asset-backed securities. The Company's other securitization transactions have included the sale of senior asset-backed securities only and the purchase of a financial guaranty insurance policy for the benefit of investors. The subordinate asset-backed securities replace a portion of the Company's initial credit enhancement deposit otherwise required in a securitization transaction in a manner similar to the utilization of reinsurance or other alternative credit enhancements described in the preceding paragraph.

Initial deposits for credit enhancement purposes were $180.0 million, $192.0 million and $82.8 million for fiscal 2001, 2000 and 1999, respectively. Borrowings under the credit enhancement facility of $57.0 million and $72.0 million for fiscal 2001 and 2000, respectively, were used to fund initial deposits for credit enhancement purposes. Excess cash flows distributed to the Company were $214.6 million, $125.1 million and $44.5 million for fiscal 2001, 2000 and 1999, respectively. In addition, the Company received $23.0 million representing a return of deposits from restricted cash accounts during fiscal 1999.

With respect to the Company's securitization transactions covered by a financial guaranty insurance policy, certain agreements with the insurer provide that if delinquency, default and net loss ratios in a Trust's pool of receivables exceed certain targets, the specified credit enhancement levels would be increased. As of June 30, 2001, none of the Company's securitizations had delinquency, default or net loss ratios in excess of the targeted levels.

The Company operated 232 auto lending branch offices as of June 30, 2001, and plans to open an additional 25 to 30 branch offices in fiscal 2002 and expand loan purchase capacity at existing auto lending branch offices where appropriate. While the Company has been able to establish and grow its auto finance business thus far, there can be no assurance that future expansion will be successful due to competitive, regulatory, market, economic or other factors.

As of June 30, 2001, the Company had $77.1 million in cash and cash equivalents. The Company also had available borrowing capacity of $193.7 million under its warehouse credit facilities pursuant to the borrowing base requirements of such agreements. The Company believes that its existing capital resources along with expected cash flows from operating activities will be sufficient to fund the Company's liquidity needs, exclusive of the purchase of auto finance contracts, for fiscal 2002.

However, the Company anticipates that it will require additional external capital in the form of securitization transactions, renewal and expansion of its existing warehouse credit facilities and implementation of new warehouse credit facilities in order to fund auto loan purchases in fiscal 2002. There can be no assurance that funding will be available to the Company through these sources or, if available, that it will be on terms acceptable to the Company.

INTEREST RATE RISK

The Company's earnings are affected by changes in interest rates as a result of its dependence upon the issuance of interest-bearing securities and the incurrence of debt to fund its lending activities. Several factors can influence the Company's ability to manage interest rate risk. First, auto finance contracts are purchased at fixed interest rates, while the amounts borrowed under warehouse credit facilities bear interest at variable rates that are subject to frequent adjustment to reflect prevailing market interest rates. Second, the interest rate demanded by investors in securitizations is a function of prevailing market rates for comparable transactions and the general interest rate environment. Because the auto finance contracts purchased by the Company have fixed interest rates, the Company bears the risk of smaller gross interest rate spreads in the event interest rates increase during the period between the date receivables are purchased and the completion and pricing of securitization transactions. In addition, the securities issued by the Trusts in the Company's securitization transactions may bear interest at floating rates that are subject to monthly adjustment to reflect prevailing market interest rates.

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

Derivative financial instruments are utilized to manage the gross interest rate spread on the Company's securitization transactions. The Company sells fixed rate auto receivables to Trusts that, in turn, sell either fixed rate or floating rate securities to investors. The fixed rates on securities issued by the Trusts are indexed to market interest rate swap spreads for transactions of similar duration or various London Interbank Offered Rates ("LIBOR"). While the Company has in the past used Forward U.S. Treasury rate lock agreements to lock in the indexed rate for specific anticipated securitization transactions, this strategy has not been utilized by the Company since fiscal 1999. The floating rates on securities issued by the Trusts are indexed to LIBOR. The Company uses interest rate swap agreements to convert the floating rate exposures on these securities to a fixed rate. The Company utilizes these derivative financial instruments to modify its net interest sensitivity to levels deemed appropriate based on the Company's risk tolerance.

The Company also utilizes interest rate cap agreements as part of its interest rate risk management strategy for securitization transactions as well as for warehouse credit facilities. The purchaser of the interest rate cap agreement pays a premium in return for the right to receive the difference in the interest cost at any time a specified index of market interest rates rises above the stipulated "cap" rate. The interest rate cap agreement purchaser bears no obligation or liability if interest rates fall below the "cap" rate. The Company's special purpose finance subsidiaries are contractually required to purchase interest rate cap agreements as credit enhancement in connection with securitization transactions and warehouse credit facilities. The Company simultaneously sells a corresponding interest rate cap agreement in order to offset the purchased interest rate cap agreement.

The following table provides information about the Company's derivative financial instruments by expected maturity date as of June 30, 2001 (dollars in thousands):

Years Ending June 30,              2002         2003         2004         2005       2006   Thereafter    Fair Value
--------------------------------------------------------------------------------------------------------------------
Interest rate swaps:
  Notional amounts           $1,564,897   $1,070,612   $  520,980   $  144,440   $  8,538                 $(64,156)/(a)/
  Average pay rate                 7.03%        7.08%        7.13%        7.08%      6.82%
  Average receive rate             4.14%        4.14%        4.10%        4.06%      4.06%

Interest rate caps sold:
  Notional amounts           $3,285,879   $2,822,020   $2,101,618   $1,301,145   $516,854     $152,013    $(18,640)
  Average strike rate              7.36%        7.40%        7.44%        7.46%      7.37%        7.31%

Interest rate caps
 purchased:
  Notional amounts           $3,285,879   $2,822,020   $2,101,618   $1,301,145   $516,854     $152,013    $ 18,640
  Average strike rate              7.36%        7.40%        7.44%        7.46%      7.37%        7.31%

(a) Unrealized losses on interest rate swap agreements are offset by unrealized gains on credit enhancement assets.

The following table provides information about the Company's derivative financial instruments by expected maturity date as of June 30, 2000 (dollars in thousands):

Years Ending June 30,              2001         2002         2003       2004       2005   Thereafter    Fair Value
------------------------------------------------------------------------------------------------------------------
Interest rate swaps:
  Notional amounts           $1,313,104   $1,064,778   $  580,684   $218,727   $ 41,100      $   108    $  6,202/a)/
  Average pay rate                 6.90%        7.11%        7.30%      7.53%      6.94%        6.94%
  Average receive rate             7.04%        7.03%        7.03%      7.04%      7.71%        7.73%

Interest rate caps sold:
  Notional amounts           $2,334,330   $1,804,971   $1,245,710   $619,169   $200,905      $19,665    $(18,033)
  Average strike rate              7.19%        7.24%        7.32%      7.44%      7.56%        7.62%

Interest rate caps
 purchased:
  Notional amounts           $2,334,330   $1,804,971   $1,245,710   $619,169   $200,905      $19,665    $ 18,033
  Average strike rate              7.19%        7.24%        7.32%      7.44%      7.56%        7.62%

(a) Unrealized gains on interest rate swap agreements are offset by unrealized losses on credit enhancement assets.

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

FORWARD-LOOKING STATEMENTS

The preceding Management's Discussion and Analysis of Financial Condition and Results of Operations section contains several "forward-looking statements." Forward-looking statements are those which use words such as "believe," "expect," "anticipate," "intend," "plan," "may," "will," "should," "estimate," "continue" or other comparable expressions. These words indicate future events and trends. Forward-looking statements are the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to many risks and uncertainties which could cause actual results to differ significantly from historical results or from those anticipated by the Company. The most significant risks are detailed from time to time in the Company's filings and reports with the Securities and Exchange Commission including the Company's Annual Report on Form 10-K for the year ended June 30, 2001. It is advisable not to place undue reliance on the Company's forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               AMERICREDIT CORP.
                          CONSOLIDATED BALANCE SHEETS
                            (dollars in thousands)

June 30,                                                                   2001                       2000
----------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                            $   77,053                 $   42,916
Receivables held for sale, net                                        1,921,465                    871,511
Interest-only receivables from Trusts                                   387,895                    229,059
Investments in Trust receivables                                        493,022                    341,707
Restricted cash                                                         270,358                    253,852
Property and equipment, net                                              67,828                     44,535
Other assets                                                            167,286                     78,689
                                                                     -------------------------------------

      Total assets                                                   $3,384,907                 $1,862,269
                                                                     =====================================

Liabilities and Shareholders' Equity
Liabilities:
   Warehouse credit facilities                                       $1,502,879                 $  487,700
   Credit enhancement facility                                           36,319                     66,606
   Senior notes                                                         375,000                    375,000
   Other notes payable                                                   23,077                     19,691
   Funding payable                                                       60,460                     61,664
   Accrued taxes and expenses                                           114,041                     70,627
   Interest rate swap and cap agreements                                 82,796
   Deferred income taxes                                                130,139                     92,402
                                                                     -------------------------------------

      Total liabilities                                               2,324,711                  1,173,690
                                                                     -------------------------------------

Commitments and contingencies (Note 7)

Shareholders' equity:
   Preferred stock, $.01 par value per share,
      20,000,000 shares authorized; none issued
   Common stock, $.01 par value per share,
      120,000,000 shares authorized;
      89,853,792 and 83,726,534 shares issued                               899                        837
   Additional paid-in capital                                           520,077                    401,979
   Accumulated other comprehensive income                                73,689                     44,803
   Retained earnings                                                    484,963                    262,111
                                                                     -------------------------------------

                                                                      1,079,628                    709,730
   Treasury stock, at cost (6,439,737 and
      7,008,859 shares)                                                 (19,432)                   (21,151)
                                                                     -------------------------------------

      Total shareholders' equity                                      1,060,196                    688,579
                                                                     -------------------------------------

      Total liabilities and shareholders' equity                     $3,384,907                 $1,862,269
                                                                     =====================================

  The accompanying notes are an integral part of these consolidated financial statements.

                                AMERICREDIT CORP.
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                  (dollars in thousands, except per share data)

Years Ended June 30,                                               2001             2000                1999
---------------------------------------------------------------------------------------------------------------
Revenue
  Finance charge income                                       $   225,210        $   124,150        $    75,288
  Gain on sale of receivables                                     301,768            209,070            169,892
  Servicing fee income                                            281,239            170,251             85,966
  Other income                                                     10,007              6,209              4,310
                                                       --------------------------------------------------------

                                                                  818,224            509,680            335,456
                                                       --------------------------------------------------------

Costs and expenses
  Operating expenses                                              308,453            223,219            165,345
  Provision for loan losses                                        31,387             16,359              9,629
  Interest expense                                                116,024             69,310             38,792
  Charge for closing mortgage operations                                              10,500
                                                       --------------------------------------------------------

                                                                  455,864            319,388            213,766
                                                       --------------------------------------------------------

Income before income taxes                                        362,360            190,292            121,690

Income tax provision                                              139,508             75,791             46,850
                                                       --------------------------------------------------------

    Net income                                                    222,852            114,501             74,840
                                                       --------------------------------------------------------

Other comprehensive income
  Unrealized gains on credit
    enhancement assets                                            111,125             37,995             23,052
  Unrealized losses on
    cash flow hedges                                              (64,156)
  Income tax provision                                            (18,083)           (14,602)            (8,876)
                                                       --------------------------------------------------------

    Comprehensive income                                      $   251,738        $   137,894        $    89,016
                                                       ========================================================

Earnings per share
  Basic                                                             $2.80              $1.57              $1.19
                                                       ========================================================

  Diluted                                                           $2.60              $1.48              $1.11
                                                       ========================================================

Weighted average shares outstanding                            79,562,495         73,038,005         63,005,746
                                                       ========================================================

Weighted average shares and
  assumed incremental shares                                   85,852,086         77,613,652         67,191,235
                                                       ========================================================


  The accompanying notes are an integral part of these consolidated financial

                                AMERICREDIT CORP.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (dollars in thousands)

                                                                          Accumulated
                                                             Additional      Other
                                                              Paid-in    Comprehensive  Retained
                                             Common Stock                                            Treasury Stock
                                             ------------                                            --------------
                                           Shares    Amount   Capital       Income      Earnings    Shares     Amount
----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                 69,272,948    $693    $230,269        $ 7,234  $ 72,770  7,667,318   $(23,118)

Common stock issued on
  exercise of options                     2,225,526      22       9,919

Income tax benefit from
  exercise of options                                             9,918

Other comprehensive income, net of
  income taxes of $8,876                                                        14,176

Common stock issued for
  employee benefit plans                                          2,088                            (310,288)       919

Net income                                                                                74,840
                                       -------------------------------------------------------------------------------

Balance at June 30, 1999                 71,498,474     715     252,194         21,410   147,610  7,357,030    (22,199)

Common stock issued on
  exercise of options                     3,028,060      30      23,825

Income tax benefit from
  exercise of options                                            11,583

Common stock issued in
  public offering                         9,200,000      92     111,455

Other comprehensive income, net of
  income taxes of $14,602                                                       23,393

Common stock issued for
  employee benefit plans                                          2,922                            (348,171)     1,048

Net income                                                                               114,501
                                       -------------------------------------------------------------------------------

Balance at June 30, 2000                 83,726,534     837     401,979         44,803   262,111  7,008,859    (21,151)

Common stock issued on
  exercise of options                     6,075,558      61      49,313                            (200,000)       604

Income tax benefit from
  exercise of options                                            63,293

Other comprehensive income, net of
  income taxes of $18,083                                                       28,886

Common stock issued for
  employee benefit plans                     51,700       1       5,492                            (369,122)     1,115

Net income                                                                               222,852
                                       -------------------------------------------------------------------------------

Balance at June 30, 2001                 89,853,792    $899    $520,077        $73,689  $484,963  6,439,737   $(19,432)
                                       ===============================================================================



   The accompanying notes are an integral part of these consolidated financial statements.

                               AMERICREDIT CORP.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (dollars in thousands)

Years Ended June 30,                                                       2001                 2000                 1999
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income                                                        $   222,852          $   114,501          $    74,840
  Adjustments to reconcile net income
    to net cash provided by operating activities:
    Non-cash charge for closing mortgage operations                                            6,566
    Depreciation and amortization                                        19,740               19,357               12,645
    Provision for loan losses                                            31,387               16,359                9,629
    Deferred income taxes                                                82,947               15,388               43,364
    Accretion of present value discount and other                       (93,449)             (44,083)             (12,525)
    Non-cash gain on sale of auto receivables                          (243,991)            (186,176)            (157,757)
  Distributions from Trusts                                             214,629              125,104               44,531
  Changes in assets and liabilities:
    Other assets                                                         (5,377)             (23,841)              (6,177)
    Accrued taxes and expenses                                           43,414               27,699               36,240
                                                                    -----------------------------------------------------

        Net cash provided by operating activities                       272,152               70,874               44,790
                                                                    -----------------------------------------------------

Cash flows from investing activities
  Purchases of auto receivables                                      (6,367,796)          (4,425,836)          (2,869,776)
  Originations of mortgage receivables                                                      (109,688)            (297,535)
  Principal collections and recoveries on receivables                   110,812               43,756               21,524
  Net proceeds from sale of auto receivables                          5,173,763            3,955,404            2,727,763
  Net proceeds from sale of mortgage receivables                            676              126,866              294,096
  Initial deposits to credit enhancement assets                        (180,008)            (192,000)             (82,750)
  Return of deposits from restricted cash                                                                          23,000
  Borrowings under credit enhancement facility                           57,000               72,000
  Purchases of property and equipment                                   (34,278)              (9,751)             (14,728)
  Change in other assets                                                (64,580)             (11,232)             (10,462)
                                                                    -----------------------------------------------------

        Net cash used by investing activities                        (1,304,411)            (550,481)            (208,868)
                                                                    -----------------------------------------------------

Cash flows from financing activities
  Net change in warehouse credit facilities                           1,015,179              373,041              (50,949)
  Net proceeds from issuance of senior notes                                                                      194,097
  Net change in notes payable                                            (5,369)             (11,079)              (3,916)
  Proceeds from issuance of common stock                                 56,586              139,372               12,948
                                                                    -----------------------------------------------------

        Net cash provided by financing activities                     1,066,396              501,334              152,180
                                                                    -----------------------------------------------------

Net increase (decrease) in cash and cash equivalents                     34,137               21,727              (11,898)

Cash and cash equivalents at beginning of year                           42,916               21,189               33,087
                                                                    -----------------------------------------------------

Cash and cash equivalents at end of year                            $    77,053          $    42,916          $    21,189
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

                               AMERICREDIT CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies


History and Operations

AmeriCredit Corp. ("Company") was formed on August 1, 1986, and, since September 1992, has been in the business of purchasing and servicing automobile sales finance contracts. The Company operated 232 auto lending branch offices in 41 states and five Canadian provinces as of June 30, 2001. The Company acquired a subsidiary in November 1996 which originated and sold mortgage loans. During October 1999, the Company ceased the operations of this subsidiary and has liquidated its assets.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the amount of revenue and costs and expenses during the reporting periods. Actual results could differ from those estimates. These estimates include, among other things, assumptions for cumulative credit losses, timing of cash flows, discount rates and, to a lesser extent, anticipated prepayments on receivables sold in securitization transactions and the determination of the allowance for loan losses on receivables held for sale.

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

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover estimated probable losses in the receivables held for sale portfolio prior to the sale of such receivables in securitization transactions. Automobile sales finance contracts are typically purchased by the Company for a non-refundable acquisition fee, and such acquisition fees are also added to the allowance for loan losses. The Company reviews historical origination and charge-off relationships, charge-off experience factors, collection data, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the provision for loan losses and the allowance for loan losses. Receivables are charged-off to the allowance for loan losses when the Company repossesses and disposes of the collateral or the account is otherwise deemed uncollectible.

Credit Enhancement Assets

The Company periodically sells auto receivables to certain special purpose financing trusts ("Trusts"), and the Trusts in turn issue asset-backed securities to investors. The Company retains an interest in the receivables sold in the form of a residual or interest-only strip and may also retain other subordinated interests in the receivables sold to the Trusts. The residual or interest-only strip represents the present value of future excess cash flows resulting from the difference between the finance charge income received from the obligors on the receivables and the interest paid to the investors in the asset-backed securities, net of credit losses, servicing fees and other expenses.

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

The allocated basis of the interests retained is classified as either interest-only receivables from Trusts, investments in Trust receivables or restricted cash in the Company's consolidated balance sheets depending upon the form of interest retained by the Company. These interests are collectively referred to as credit enhancement assets.

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

The fair value of credit enhancement assets is estimated by calculating the present value of the excess cash flows from the Trusts using discount rates commensurate with the risks involved. Such calculations include estimates of cumulative credit losses and prepayment rates for the remaining term of the receivables transferred to the Trusts since these factors impact the amount and timing of future excess cash flows. If cumulative credit losses and prepayment rates exceed the Company's original estimates, the assets are written down through a charge to operations. Favorable credit loss and prepayment experience compared to the Company's original estimates would result in additional earnings when realized. The discount used to estimate the present value of future excess cash flows is accreted into income using the interest method over the expected life of the securitization and is recorded as part of servicing fee income.

In connection with securitization transactions, the Company is required to provide credit enhancement in order to attain specific credit ratings for the asset-backed securities issued by the Trusts. The Company typically makes a deposit to a restricted cash account and may also retain a subordinated interest in the receivables sold to the Trusts to establish initial credit enhancement levels. Monthly cash collections from the pools of receivables in excess of required principal and interest payments on the asset-backed securities and servicing fees and other expenses are either added to the restricted cash accounts or used to repay the outstanding asset-backed securities on an accelerated basis, thus creating additional credit enhancement through overcollateralization in the Trusts. This overcollateralization as well as any initial retained interest in the receivables sold to the Trusts are recognized as investments in Trust receivables in the Company's consolidated balance sheets. When the credit enhancement levels reach specified percentages of the pools of receivables, excess cash flows are distributed to the Company. In the event that monthly cash collections are insufficient to make required principal and interest payments to the investors and pay servicing fees and other expenses, any shortfall would be drawn from the restricted cash accounts.

A financial guaranty insurance company ("Insurer") has provided a financial guaranty insurance policy for the benefit of investors in certain of the Company's securities transactions. The agreements with the Insurer provide that if delinquency, default and net loss ratios in the pools of receivables supporting the asset-backed securities exceed certain targets, the specified levels of credit enhancement would be increased and, in certain cases, the Company would be removed as servicer of the receivables.

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

Derivative Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133," and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 133"), on July 1, 2001. Gains and losses on derivatives that arose prior to the initial application of SFAS 133 and that were previously deferred as adjustments of the carrying amount of hedged items were not adjusted. Accordingly, the Company did not record a transition adjustment from the adoption of SFAS 133.

The Company sells fixed rate auto receivables to Trusts that, in turn, sell either fixed rate or floating rate securities to investors. The interest rates on the floating rate securities issued by the Trusts are indexed to the one-month London Interbank Offered Rates ("LIBOR"). The Company utilizes interest rate swap agreements to convert floating rate exposures on securities issued by the Trusts to fixed rates, hedging the variability in future excess cash flows to be received by the Company over the life of the securitization attributable to interest rate risk. These interest rate swap agreements are designated as cash flow hedges. The Company hedges its exposure to the variability of future cash flows over the term of its floating rate securities.

The Company's interest rate swap agreements qualify for hedge accounting treatment. Since the underlying credit enhancement asset being hedged by the interest rate swap agreement exposes the Company to interest rate risk, the interest rate swap agreements reduce the Company's sensitivity to interest rate risk. The interest rate swap agreements are designated and deemed effective in hedging the Company's exposure to interest rate risk.

The fair value of the interest rate swap agreements is included in the Company's consolidated balance sheets, and the related unrealized gains or losses on these agreements are deferred and included in shareholders' equity as a component of other comprehensive income. These deferred gains or losses are recognized as an adjustment to income over the same period in which cash flows from the related credit enhancement assets are realized. However, to the extent that any of these contracts are not considered to be perfectly effective in offsetting the change in the value of the cash flows being hedged, any changes in fair value relating to the ineffective portion of these contracts are recognized in income.

The Company formally documents all relationships between interest rate swap agreements and the underlying credit enhancement assets being hedged, as well as its risk management objective and strategy for undertaking the hedge transactions. At hedge inception and at least quarterly, the Company also formally assesses whether the interest rate swap agreements that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those interest rate swap agreements may be expected to remain highly effective in future periods. The Company will discontinue hedge accounting prospectively when it is determined that an interest rate swap agreement has ceased to be highly effective as a hedge.

The Company also utilizes interest rate cap agreements as part of its interest rate risk management strategy for securitization transactions as well as for warehouse credit facilities. The Trusts and the

Company's wholly owned special purpose finance subsidiaries typically purchase interest rate cap agreements to limit variability in excess cash flows from receivables sold to the Trusts or financed under warehouse credit facilities due to potential increases in interest rates. The purchaser of the interest rate cap agreement pays a premium in return for the right to receive the difference in the interest cost at any time a specified index of market interest rates rises above the stipulated "cap" rate. The interest rate cap agreement purchaser bears no obligation or liability if interest rates fall below the "cap" rate. The Company's special purpose finance subsidiaries are contractually required to purchase interest rate cap agreements as credit enhancement in connection with securitization transactions and warehouse credit facilities. The Company simultaneously sells a corresponding interest rate cap agreement in order to offset the purchased interest rate cap agreement. The fair value of the interest rate cap agreements purchased and sold is included in other assets on the Company's consolidated balance sheets.

The Company does not hold any interest rate cap or swap agreements for trading purposes.

Interest rate risk management contracts are generally expressed in notional principal or contract amounts that are much larger than the amounts potentially at risk for nonpayment by counterparties. Therefore, in the event of nonperformance by the counterparties, the Company's credit exposure is limited to the uncollected interest and contract market value related to the contracts that have become favorable to the Company. The Company manages the credit risk of such contracts by using highly rated counterparties, established risk limits and monitoring of the credit ratings of the counterparties.

Income Taxes

Deferred income taxes are provided in accordance with the asset and liability method of accounting for income taxes to recognize the tax effects of temporary differences between financial statement and income tax accounting.

2.  Receivables Held for Sale

Receivables held for sale consist of the following (in thousands):

June 30,                                        2001                 2000
---------------------------------------------------------------------------

Auto receivables                             $1,973,828            $891,672

Less allowance for loan losses                  (52,363)            (24,374)
                                             ------------------------------

Auto receivables, net                         1,921,465             867,298

Mortgage receivables                                                  4,213
                                             ------------------------------

                                             $1,921,465            $871,511
                                             ==============================

Auto receivables are collateralized by vehicle titles and the Company has the right to repossess the vehicle in the event the consumer defaults on the payment terms of the contract.

The accrual of finance charge income has been suspended on approximately $40.9 million and $14.8 million of delinquent auto receivables as of June 30, 2001 and 2000, respectively.

The Company has established an allowance for loan losses with respect to auto receivables held for sale to provide for probable credit losses on such receivables prior to their sale in a securitization transaction.

A summary of the allowance for loan losses is as follows (in thousands):

Years Ended June 30,                             2001               2000               1999
---------------------------------------------------------------------------------------------
Balance at beginning of year                  $  24,374           $ 11,841           $ 12,756
Provision for loan losses                        31,387             16,359              9,629
Acquisition fees                                144,403             97,659             64,230
Allowance related to receivables
  sold to Trusts                               (130,467)           (91,862)           (66,728)
Net charge-offs                                 (17,334)            (9,623)            (8,046)
                                              -----------------------------------------------

  Balance at end of year                      $  52,363           $ 24,374           $ 11,841
                                              ===============================================

3. Credit Enhancement Assets

During the years ended June 30, 2001, 2000 and 1999, the Company sold $5,300.0 million, $4,000.0 million and $2,770.0 million, respectively, of auto receivables in securitization transactions and recognized pre-tax gains of $301.8 million, $207.6 million and $162.4 million, respectively. The Company retained servicing responsibilities and interests in the receivables in the form of credit enhancement assets. As of June 30, 2001 and 2000, the Company was servicing $8,229.9 million and $5,758.3 million, respectively, of auto receivables which have been sold to the Trusts. The Trusts and the investors in the asset-backed securities sold by the Trusts have no recourse to the Company's assets other than the credit enhancement assets. The credit enhancement assets are subordinate to the interests of the investors in the Trusts and the value of such assets is subject to the credit risks related to the receivables sold to the Trusts.

Credit enhancement assets consist of the following (in thousands):

June 30,                                          2001               2000
---------------------------------------------------------------------------

Interest-only receivables from Trusts         $  387,895           $229,059
Investments in Trust receivables                 493,022            341,707
Restricted cash                                  270,358            253,852
                                              -----------------------------

                                              $1,151,275           $824,618
                                              =============================

A summary of activity in the credit enhancement assets is as follows (in thousands):

Years Ended June 30,                               2001          2000           1999
---------------------------------------------------------------------------------------
Balance at beginning of year                   $  824,618      $ 494,862       $286,309
Non-cash gain on sale of auto receivables         243,991        186,176        157,757
Accretion of present value discount                93,449         44,083         32,625
Initial deposits to credit enhancement
 assets                                           180,008        192,000         82,750
Return of deposits from restricted cash                                         (23,000)
Payments on credit enhancement facility           (87,287)        (5,394)
Change in unrealized gain                         111,125         37,995         23,052
Distributions from Trusts                        (214,629)      (125,104)       (44,531)
Other than temporary impairment                                                 (20,100)
                                               ----------------------------------------

  Balance at end of year                       $1,151,275      $ 824,618       $494,862
                                               ========================================

A summary of the allowance for loan losses included as a component of the interest-only receivables is as follows (in thousands):

Years Ended June 30,                           2001         2000         1999
-------------------------------------------------------------------------------

Balance at beginning of year                $ 563,102    $ 354,338    $ 179,359
Assumptions for cumulative credit losses      589,439      413,417      294,177
Other than temporary impairment                                          20,100
Net charge-offs                              (284,357)    (204,653)    (139,298)
                                           -------------------------------------

  Balance at end of year                    $ 868,184    $ 563,102    $ 354,338
                                           =====================================

Key assumptions used in measuring the fair value of credit enhancement assets upon the sale of receivables to the Trusts are as follows:

Years Ended June 30,                                   2001    2000     1999
----------------------------------------------------------------------------

Cumulative credit losses (including deferred gains) 11.3% 10.9% 11.2% Discount rate used to estimate present value:
   Interest-only receivables from Trusts               14.0%   12.3%    12.0%
   Investment in Trust receivables                      9.8%    8.1%     7.8%
   Restricted cash                                      9.8%    8.1%     7.8%

The sensitivity to an immediate 10% and 20% unfavorable change in the assumptions used to measure the fair value of the credit enhancement assets as of June 30, 2001, is as follows (in thousands):

                                  Expected
                                 Cumulative
                               Credit Losses       Discount Rate
------------------------------------------------------------------

Impact on fair value of
   10% adverse change            $ (63,351)           $(21,257)
   20% adverse change             (120,817)            (41,904)

The impact on fair value of these hypothetical adverse changes (net of related income tax benefits) would generally first offset accumulated other comprehensive income in the consolidated balance sheets prior to resulting in a charge to operating income.

The adverse changes to the key assumptions and estimates are hypothetical. As the figures indicate, the change in fair value based on a 10% variation in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on fair value is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another, which might magnify or counteract the sensitivities. Furthermore, due to potential changes in current economic conditions, the estimated fair values as disclosed should not be considered indicative of the future performance of these assets. The sensitivities do not reflect actions management might take to offset the impact of any adverse change.

Expected future cumulative static pool credit losses on receivables which have been sold to the Trusts are shown below:

                                                  Securitizations Completed in
                                                      Years Ended June 30,
                                                      --------------------
                                                    2001      2000     1999
-------------------------------------------------------------------------------

Estimated cumulative credit losses as of:/(a)/
     June 30, 2001                                  9.4%       8.8%     8.7%
     June 30, 2000                                             9.6%     9.2%
     June 30, 1999                                                      9.3%

(a) Cumulative credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown for each year is a weighted average for all securitizations during the period.

4.   Warehouse Credit Facilities

Warehouse credit facilities consist of the following (in thousands):

June 30,                                         2001         2000
---------------------------------------------------------------------

Commercial paper facilities                   $  228,794     $483,039

Medium term notes                              1,250,000

Canadian credit agreement                         24,085        4,661
                                          ---------------------------

                                              $1,502,879     $487,700
                                          ===========================

The Company has six separate funding agreements with administrative agents on behalf of institutionally managed commercial paper conduits and bank groups with aggregate structured warehouse financing availability of approximately $2,375.0 million. Two of the commercial paper facilities provide for available structured warehouse financing of $625.0 million and $250.0 million, respectively, through September 2001. An additional facility provides for available structured warehouse financing of $500.0 million through March 2002. Another facility provides for available structured warehouse financing of $200.0 million through May 2002. The remaining facilities provide for available structured warehouse financing of $500.0 million and $300.0 million, respectively, through June 2002.

Under these funding agreements, the Company transfers auto receivables to special purpose finance subsidiaries of the Company, and these subsidiaries in turn issue notes, collateralized by such auto receivables, to the agents. The agents provide funding under the notes to the subsidiaries pursuant to an advance formula and the subsidiaries forward the funds to the Company in consideration for the transfer of auto receivables. While these subsidiaries are included in the Company's consolidated financial statements, these subsidiaries are separate legal entities and the auto receivables and other assets held by the subsidiaries are legally owned by these subsidiaries and are not available to creditors of AmeriCredit Corp. or its other subsidiaries. Advances under the funding agreements bear interest at commercial paper, LIBOR or prime rates plus specified fees depending upon the source of funds provided by the agents. The funding agreements contain various covenants requiring certain minimum financial ratios and results. The funding agreements also require certain funds to be held in restricted cash accounts to provide additional collateral for borrowings under the facilities. As of June 30, 2001 and 2000, these restricted cash accounts totaled $6.0 million and $16.3 million, respectively, and are included in other assets in the consolidated balance sheets. As of June 30, 2001 and 2000, $254.7 million and $596.5 million, respectively, of auto receivables held for sale were pledged under these funding agreements.

The Company also has two funding agreements with administrative agents on behalf of institutionally managed medium term note conduits under which $500.0 million and $750.0 million, respectively, of proceeds are available through the terms of the agreements. Under these arrangements, the conduits sold medium term notes and delivered the proceeds to special purpose finance subsidiaries of the Company. These subsidiaries in turn issued notes, collateralized by auto receivables and cash, to the agents. The funding agreements allow for the substitution of auto receivables (subject to an overcollateralization formula) for cash, and vice versa, during the term of the agreements, thus allowing the Company to use the medium term note proceeds to finance auto receivables on a revolving basis. The first agreement matures in December 2003 and the second agreement matures in June 2004. While the special purpose finance subsidiaries are included in the Company's consolidated financial statements, the subsidiaries are separate legal entities and the auto receivables and other assets held by the subsidiaries are legally owned by the subsidiaries and are not available to creditors of AmeriCredit Corp. or its other subsidiaries. The notes issued by the subsidiaries under the funding agreements bear interest at LIBOR plus specified fees. The funding agreements contain various covenants requiring certain minimum financial ratios and results. The funding agreements also require certain funds to be held in restricted cash accounts to provide additional collateral under the notes. As of June 30, 2001, these restricted cash accounts totaled $28.3 million and are included in other assets in the consolidated balance sheets. As of June 30, 2001, $1,293.8 million of auto receivables held for sale were pledged under these funding agreements.

The Company's Canadian subsidiary has a convertible revolving term credit agreement with a bank, under which the subsidiary may borrow up to $40.0 million Cdn., subject to a defined borrowing base. Borrowings under the credit agreement are collateralized by certain Canadian auto receivables and bear interest at the Canadian prime rate. The credit agreement, which expires in May 2002, contains various covenants requiring certain minimum financial ratios and results.

5.  Credit Enhancement Facility

The Company has a credit enhancement facility with a financial institution under which the Company may borrow up to $225.0 million to fund a portion of the initial restricted cash deposit required in its securitization transactions. Borrowings under the credit enhancement facility are available on a revolving basis through October 2001 and are collateralized by the Company's credit enhancement assets. The facility contains covenants requiring certain asset performance ratios. The Company has alternatively utilized reinsurance arrangements to reduce the initial restricted cash deposit. These reinsurance arrangements do not represent funded debt, and therefore are not recorded as such on the Company's consolidated balance sheets.

6.  Senior Notes

The Company has outstanding $175.0 million of senior notes that are due in February 2004. Interest on the notes is payable semiannually at a rate of 9.25% per annum. The notes, which are uncollateralized, may be redeemed at the option of the Company at a premium declining to par in February 2003.

Additionally, the Company has outstanding $200.0 million of senior notes that are due in April 2006. Interest on the notes is payable semiannually at a rate of 9.875% per annum. The notes, which are uncollateralized, may be redeemed at the option of the Company after April 2003 at a premium declining to par in April 2005.

The Indentures pursuant to which the senior notes were issued contain restrictions including limitations on the Company's ability to incur additional indebtedness other than certain collateralized indebtedness, pay cash dividends and repurchase common stock. Debt issuance costs are being amortized over the term of the notes, and unamortized costs of $6.7 million and $8.6 million as of June 30, 2001 and 2000, respectively, are included in other assets in the consolidated balance sheets.

7.  Commitments and Contingencies

Leases

Branch lending offices are generally leased for terms of up to five years with certain rights to extend for additional periods. The Company also leases space for its administrative offices and loan servicing activities under leases with terms up to twelve years with renewal options. Lease expense was $17.3 million, $13.6 million and $8.1 million for the years ended June 30, 2001, 2000 and 1999, respectively.

Lease commitments for years ending June 30 are as follows (in thousands):

               2002                       $ 20,295
               2003                         17,514
               2004                         12,852
               2005                         11,162
               2006                          9,773
               Thereafter                   38,620
                              --------------------

                                          $110,216
                              ====================

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash equivalents, restricted cash, derivative financial instruments and managed auto receivables, which include auto receivables held for sale and auto receivables serviced by the Company on behalf of the Trusts. The Company's cash equivalents and restricted cash represent investments in highly rated securities placed through various major financial institutions. The counterparties to the Company's derivative financial instruments are various major financial institutions. Managed auto receivables represent contracts with consumers residing throughout the United States and, to a limited extent, in Canada, with borrowers located in California and Texas accounting for 13% and 12%, respectively, of the managed auto receivables portfolio as of June 30, 2001. No other state accounted for more than 10% of managed auto receivables.

Legal Proceedings

As a consumer finance company, the Company is subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, fraud and discriminatory treatment of credit applicants, which could take the form of a plaintiffs' class action complaint. The Company, as the assignee of finance contracts originated by dealers, may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.

One proceeding in which the Company is a defendant has been brought in the form of a class action complaint. This lawsuit, pending in Superior Court in the State of California, claims that certain loan pricing structures used by the Company violate various California laws. This lawsuit previously included multiple other banks and finance companies as co-defendants; however, the claims against each bank and finance company have now been severed into separate lawsuits. Discovery has not commenced in this litigation, and no ruling has been made or is pending regarding class certification. In the opinion of management, this lawsuit is without merit and the Company intends to defend vigorously.

In the opinion of management, the resolution of the proceedings described above will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

8.  Stock Options

General

The Company has certain stock-based compensation plans for employees, non-employee directors and key executive officers.

A total of 20,300,000 shares have been authorized for grants of options and other stock-based awards under the employee plans, of which 2,000,000 shares are available for grants to non-employee directors as well as employees. As of June 30, 2001, 3,705,880 shares remain available for future grants. The exercise price of each option must equal the market price of the Company's stock on the date of grant, and the maximum term of each option is ten years. The vesting period is typically four years. A committee of the Company's Board of Directors establishes policies and procedures for option grants, vesting periods and the term of each option.

A total of 2,360,000 shares have been authorized for grants of options under the non-employee director plans. These plans have expired and no shares remain available for future grants as of June 30, 2001. The exercise price of each option must equal the market price of the Company's stock on the date of grant and the maximum term of each option is ten years. Option grants, vesting periods and the term of each option are established by the terms of the plans.

A total of 6,300,000 shares have been authorized for grants of options under the key executive officer plans, none of which remain available for future grants as of June 30, 2001. Option grants, vesting periods and the exercise price and term of each option are established by the terms of the plans.

The Company has elected not to adopt the fair value-based method of accounting for stock-based awards and, accordingly, no compensation expense has been recognized for options granted under the plans described above. Had compensation expense for the Company's plans been determined using the fair value-based method, pro forma net income would have been $206.5 million, $101.7 million and $65.5 million, pro forma basic earnings per share would have been $2.60, $1.39 and $1.04 and pro forma diluted earnings per share would have been $2.41, $1.31 and $0.98 for the years ended June 30, 2001, 2000 and 1999, respectively.

The following tables present information related to the Company's stock-based compensation plans. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Years Ended June 30,               2001          2000          1999
-------------------------------------------------------------------

Expected dividends                    0             0             0
Expected volatility                  51%           45%           40%
Risk-free interest rate            5.31%         6.10%         5.51%
Expected life                    5 years       5 years       5 years

Employee Plans

A summary of stock option activity under the Company's employee plans is as follows (shares in thousands):

Years Ended June 30,                    2001                      2000                    1999
----------------------------------------------------------------------------------------------------------
                                              Weighted                  Weighted                  Weighted
                                              Average                   Average                   Average
                                              Exercise                  Exercise                  Exercise
                                 Shares        Price       Shares        Price       Shares        Price
----------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year              10,582         $12.22     10,856         $ 9.92     10,070         $ 7.51
Granted                           2,319          32.54      3,009          16.67      2,841          15.42
Exercised                        (4,411)          9.14     (2,665)          7.70     (1,829)          4.13
Canceled                           (187)         17.60       (618)         14.31       (226)         12.41
                            ------------------------------------------------------------------------------
Outstanding at
  end of year                     8,303         $19.40     10,582         $12.22     10,856         $ 9.92
                            ==============================================================================

Options exercisable at
  end of year                     3,823         $15.69      6,229         $10.05      6,969         $ 8.18
                            ==============================================================================

Weighted average fair value
  of options granted
  during year                                   $16.50                    $ 7.93                    $ 6.72
                                       ===============           ===============           ===============

A summary of options outstanding under employee plans as of June 30, 2001, is as follows (shares in thousands):

                                      Options Outstanding                     Options Exercisable
----------------------------------------------------------------------   ----------------------------
                                            Weighted        Weighted                       Weighted
                                         Average Years       Average                        Average
Range of                    Number        of Remaining      Exercise          Number       Exercise
Exercise Prices          Outstanding    Contractual Life      Price         Outstanding      Price
----------------------------------------------------------------------   ----------------------------
$ 2.75 to  5.00                     5          3.33         $ 3.55                 5       $ 3.55
$ 5.01 to 10.00                   514          5.51           7.42               514         7.42
$10.01 to 15.00                 2,523          7.10          12.68             1,533        12.24
$15.01 to 20.00                 3,195          8.07          17.30             1,387        17.19
$20.01 to 25.00                   529          9.11          21.12                52        21.22
$25.01 to 30.00                   449          9.34          27.51               118        27.83
$30.01 to 35.00                    15          9.64          33.58                 3        33.56
$35.01 to 40.00                   275          9.59          35.80                51        35.80
$40.01 to 46.00                   798          9.84          45.23               160        45.23
                        -------------                                    -----------

                                8,303                                          3,823
                        =============                                    ===========

Restricted stock with an approximate aggregate market value of $2.3 million at the time of grant was also issued under the employee plans during the year ended June 30, 2001. The market value of these restricted shares at the date of grant is being amortized into expense over a period that approximates the restriction period. As of June 30, 2001, unamortized compensation expense related to the restricted stock awards was $2.2 million.

Non-Employee Director Plans

A summary of stock option activity under the Company's non-employee director plans is as follows (shares in thousands):

Years Ended June 30,                        2001                    2000                    1999
--------------------------------------------------------------------------------------------------------
                                               Weighted                Weighted                Weighted
                                               Average                 Average                 Average
                                               Exercise                Exercise                Exercise
                                   Shares       Price      Shares       Price      Shares       Price
--------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year                1,380        $4.33      1,385       $ 3.37      1,526       $ 2.87
Granted                                                       80        17.81         80        14.88
Exercised                           (900)        1.44        (85)        1.40       (201)        3.00
Canceled                                                                             (20)       14.63
                                ---------------------------------------------------------------------
Outstanding at
  end of year                        480        $9.75      1,380       $ 4.33      1,385       $ 3.37
                                =====================================================================

Options exercisable at
  end of year                        480        $9.75      1,380       $ 4.33      1,385       $ 3.37
                                =====================================================================

Weighted average fair value of
  options granted during year                                          $ 8.55                  $ 6.49
                                                                  ===========             ===========

A summary of options outstanding under non-employee director plans as of June 30, 2001, is as follows (shares in thousands):

                                Options Outstanding and Exercisable
----------------------------------------------------------------------
                                               Weighted       Weighted
                                            Average Years     Average
Range of                        Number       of Remaining     Exercise
Exercise Prices              Outstanding   Contractual Life    Price
----------------------------------------------------------------------

$ 1.40 to  3.75                     160          1.86           $ 2.64
$ 3.76 to 10.00                     100          4.81             7.64
$10.01 to 15.00                     140          6.92            14.77
$15.01 to 20.00                      80          8.34            17.81
                             ----------

                                    480
                             ==========

Key Executive Officer Plans

A summary of stock option activity under the Company's key executive officer plans is as follows (shares in thousands):

Years Ended June 30,                          2001                    2000                   1999
--------------------------------------------------------------------------------------------------------
                                                 Weighted                Weighted               Weighted
                                                 Average                 Average                Average
                                                 Exercise                Exercise               Exercise
                                     Shares       Price      Shares       Price      Shares      Price
--------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year                   6,200       $10.90      6,300       $10.92      1,700      $ 8.00
Granted                                                                               4,600       12.00
Exercised                              (900)        8.89       (100)       12.00
                                -----------------------------------------------------------------------

Outstanding at end of year            5,300       $11.25      6,200       $10.90      6,300      $10.92
                                =======================================================================

Options exercisable at
  end of year                         3,000       $10.67      2,750       $ 9.53      1,700      $ 8.00
                                =======================================================================

Weighted average fair value
  of options granted
  during year                                                                                    $ 5.25
                                                                                           ============

A summary of options outstanding under key executive officer plans as of June 30, 2001, is as follows (shares in thousands):

                                Options Outstanding                          Options Exercisable
-------------------------------------------------------------------------------------------------------
                                             Weighted        Weighted                        Weighted
                                          Average Years       Average                         Average
Range of                    Number         of Remaining      Exercise           Number       Exercise
Exercise Prices          Outstanding     Contractual Life      Price         Outstanding       Price
-------------------------------------------------------------------------------------------------------
$ 8.00                           1,000                4.81       $ 8.00              1,000       $ 8.00
$12.00                           4,300                6.58        12.00              2,000        12.00
                      ----------------                                    ----------------

                                 5,300                                               3,000
                      ================                                    ================

9.  Employee Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees. The Company's contributions to the plan were $2.4 million, $2.2 million, and $1.0 million for the years ended June 30, 2001, 2000 and 1999, respectively.

The Company also has an employee stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the market value at specified dates. A total of 2,000,000 shares have been reserved for issuance under the plan. Shares purchased under the plan were 322,015, 250,495 and 251,038 for the years ended June 30, 2001, 2000 and 1999, respectively.

10.  Income Taxes

The income tax provision consists of the following (in thousands):

Years Ended June 30,         2001        2000        1999
----------------------------------------------------------

Current                   $ 56,561     $60,403     $ 3,486
Deferred                    82,947      15,388      43,364
                        ----------------------------------

                          $139,508     $75,791     $46,850
                        ==================================

The Company's effective income tax rate on income before income taxes differs from the U.S. statutory tax rate as follows:

Years Ended June 30,          2001       2000       1999
-----------------------------------------------------------
U.S. statutory tax rate       35.0%      35.0%      35.0%
Other                          3.5        4.8        3.5
                            -------------------------------

                              38.5%      39.8%      38.5%
                            ===============================

The tax effects of temporary differences that give rise to deferred tax liabilities and assets are as follows (in thousands):

June 30,                                              2001               2000
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Gain on sale of receivables                      $ (85,556)          $(68,348)
   Unrealized gain on credit enhancement assets       (46,132)           (28,049)
   Other                                               (6,595)            (3,388)
                                                --------------------------------

                                                     (138,283)           (99,785)
                                                --------------------------------
Deferred tax assets:
   Net operating loss carryforward - domestic           1,204              2,426
   Net operating loss carryforward - foreign            2,066
   Other                                                4,874              4,957
                                                --------------------------------

                                                        8,144              7,383
                                                --------------------------------

Net deferred tax liability                          $(130,139)          $(92,402)
                                                ================================

As of June 30, 2001, the Company has a net operating loss carryforward of approximately $19.7 million for state income tax reporting purposes which expires between June 30, 2005 and June 30, 2020, and a net operating loss carryforward of approximately $5.2 million for Canadian income tax reporting purposes which expires between June 30, 2006 and June 30, 2008.

11.  Earnings Per Share

A reconciliation of weighted average shares used to compute basic and diluted earnings per share is as follows:

Years Ended June 30,                     2001               2000               1999
---------------------------------------------------------------------------------------
Weighted average shares
  outstanding                          79,562,495         73,038,005         63,005,746

Incremental shares resulting
  from assumed exercise of
  stock options                         6,289,591          4,575,647          4,185,489
                                   ----------------------------------------------------

Weighted average shares and
  assumed incremental shares           85,852,086         77,613,652         67,191,235
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

The Company recognized a pre-tax charge of $10.5 million related to the closing of the mortgage operations. The charge consisted of approximately a $6.6 million write-off of goodwill, $2.0 million of reserves against mortgage receivables held for sale and $1.9 million of severance, facility closing and other costs. All assets related to mortgage operations have been liquidated.

13.  Supplemental Cash Flow Information

Cash payments (receipts) for interest costs and income taxes consist of the following (in thousands):

Years Ended June 30,                     2001         2000        1999
---------------------------------------------------------------------------
Interest costs (none capitalized)      $113,923     $69,630     $ 39,930
Income taxes                             59,733      62,714      (13,947)

During the years ended June 30, 2001, 2000 and 1999, the Company entered into capital lease agreements for property and equipment of $8.8 million, $12.9 million and $15.4 million, respectively.

14.  Derivative Instruments and Hedging Activities

As of June 30, 2001 and 2000, the Company had interest rate swap agreements with underlying notional amounts of $1,719.2 million and $1,449.6 million, respectively. These agreements had unrealized losses of approximately $64.2 million as of June 30, 2001, and unrealized gains of approximately $6.2 million as of June 30, 2000. As of June 30, 2001, there is no ineffectiveness related to the interest rate swap agreements. The Company estimates that unrealized losses included in other comprehensive income that will be reclassified into earnings within the next twelve months will not be significant. Under the terms of the interest rate swap agreements, the Company is required to pledge certain funds to be held in restricted cash accounts if the market value of the interest rate swap agreements exceed an agreed upon amount. As of June 30, 2001, these restricted cash accounts totaled $41.9 million and are included in other assets in the consolidated balance sheets.

15.  Fair Value of Financial Instruments

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

Estimated fair values, carrying values and various methods and assumptions used in valuing the Company's financial instruments are set forth below (in thousands):

June 30,                                                     2001                         2000
-----------------------------------------------------------------------------------------------------------
                                                    Carrying      Estimated        Carrying     Estimated
                                                      Value       Fair Value         Value     Fair Value
-----------------------------------------------------------------------------------------------------------
Financial assets:
  Cash and cash equivalents                (a)     $   77,053    $   77,053        $ 42,916     $ 42,916
  Receivables held for sale, net           (b)      1,921,465     2,032,603         871,511      915,352
  Interest-only receivables from Trusts    (c)        387,895       387,895         229,059      229,059
  Investments in Trust receivables         (c)        493,022       493,022         341,707      341,707
  Restricted cash                          (c)        270,358       270,358         253,852      253,852
  Interest rate cap agreements purchased   (e)         18,640        18,640

Financial liabilities:
  Warehouse credit facilities              (d)      1,502,879     1,502,879         487,700      487,700
  Credit enhancement facility              (d)         36,319        36,319          66,606       66,606
  Senior notes                             (e)        375,000       374,125         375,000      375,273
  Interest rate swap agreements            (e)         64,156        64,156
  Interest rate cap agreements sold        (e)         18,640        18,640
  Other notes payable                      (f)         23,077        23,077          19,691       19,691

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

(c) The fair value of interest-only receivables from Trusts, investments in Trust receivables and restricted cash is estimated by discounting the associated future net cash flows using discount rate, prepayment and credit loss assumptions similar to the Company's historical experience. The fair value of interest rate swap agreements of $6,202 is included in the valuation of interest-only receivables from Trusts as of June 30, 2000.

(d) The warehouse credit facilities and credit enhancement facility have variable rates of interest and maturities of three years or less. Therefore, carrying value is considered to be a reasonable estimate of fair value.

(e) The fair values of the senior notes and interest rate cap and swap agreements are based one quoted market prices.

(f) The fair value of other notes payable is estimated based on rates currently available for debt with similar terms and remaining maturities.

REPORT OF INDEPENDENT ACCOUNTANTS


BOARD OF DIRECTORS AND SHAREHOLDERS
AMERICREDIT CORP.

We have audited the accompanying consolidated balance sheets of AmeriCredit Corp. as of June 30, 2001 and 2000, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmeriCredit Corp. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with generally accepted accounting principles in the United States of America.



PricewaterhouseCoopers LLP
Fort Worth, Texas
August 7, 2001

                               AMERICREDIT CORP.
                               Common Stock Data

The Company's common stock trades on the New York Stock Exchange under the symbol ACF. There were 83,414,055 shares of common stock outstanding as of June 30, 2001. The following table sets forth the range of the high, low and closing sale prices for the Company's common stock as reported on the Composite Tape of the New York Stock Exchange Listed Issues.


                                             High          Low         Close
-------------------------------------------------------------------------------
Fiscal year ended June 30, 2000

First Quarter                                $16.31       $12.00       $14.94
Second Quarter                                18.94        12.88        18.50
Third Quarter                                 18.63        10.62        16.31
Fourth Quarter                                22.06        13.31        17.02


Fiscal year ended June 30, 2001

First Quarter                                $31.13       $17.38       $28.81
Second Quarter                                29.38        20.38        27.25
Third Quarter                                 37.92        26.00        32.43
Fourth Quarter                                54.95        30.22        51.95


As of June 30, 2001, there were approximately 284 shareholders of record of the Company's common stock.

                               AMERICREDIT CORP.
                          Quarterly Data (Unaudited)
                 (dollars in thousands, except per share data)

                                           First             Second             Third            Fourth
                                          Quarter         Quarter (a)          Quarter           Quarter
-----------------------------------------------------------------------------------------------------------
Fiscal year ended June 30, 2000

Finance charge income                 $    27,536       $    27,458        $    30,512       $    38,644
Gain on sale of receivables                48,928            49,314             52,923            57,905
Servicing fee income                       34,787            41,096             44,645            49,723
Income before income taxes                 41,178            35,994             52,701            60,419
Net income                                 25,324            19,609             32,410            37,158
Basic earnings per share                     0.38              0.27               0.43              0.49
Diluted earnings per share                   0.35              0.25               0.41              0.46
Weighted average shares and
  assumed incremental shares           71,678,349        78,958,413         79,027,907        80,840,165


Fiscal year ended June 30, 2001

Finance charge income                 $    45,400       $    52,095        $    61,017       $    66,698
Gain on sale of receivables                61,586            71,173             79,674            89,335
Servicing fee income                       59,270            63,435             74,423            84,111
Income before income taxes                 68,737            78,767             98,260           116,596
Net income                                 42,273            48,442             60,430            71,707
Basic earnings per share                     0.55              0.62               0.75              0.87
Diluted earnings per share                   0.51              0.57               0.70              0.81
Weighted average shares and
  assumed incremental shares           83,358,230        84,418,806         86,709,986        88,966,281

(a) The Company closed its mortgage operations in the second quarter of fiscal 2000 and recorded a related charge of $9.0 million, or $0.11 per share, net of income tax benefits.

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

Edward H. Esstman
Vice Chairman, AmeriCredit Corp.

James H. Greer
Chairman of the Board, Shelton W. Greer Co., Inc.

Douglas K. Higgins
Owner, Higgins & Associates

Kenneth H. Jones, Jr.
Private Investor

Executive Management Team

Clifton H. Morris, Jr.
Executive Chairman of the Board

Michael R. Barrington
Vice Chairman, Chief Executive Officer and President

Daniel E. Berce
Vice Chairman and Chief Financial Officer

Steven P. Bowman
Executive Vice President, Chief Credit Officer

Chris A. Choate
Executive Vice President, Chief Legal Officer and Secretary

Edward H. Esstman
Vice Chairman

S. Mark Floyd
President, Dealer Services

Joseph E. McClure
Executive Vice President, Chief Information Officer

Cheryl L. Miller
President, Consumer Services

Michael T. Miller
Executive Vice President, Chief Operating Officer

Preston A. Miller
Executive Vice President, Treasurer

Karl J. Reeb
Executive Vice President, Chief Administration Officer

Corporate Headquarters

801 Cherry Street
Suite 3900
Fort Worth, Texas 76102
817-302-7000

Annual Meeting

The annual meeting of the Company will be held on November 6, 2001, at 10:00 a.m. at the Fort Worth Club, 306 West Seventh Street, Fort Worth, Texas. All shareholders are cordially invited to attend.

Investor Relations Information

For financial/investment data and general information about AmeriCredit Corp., write the Investor Relations Department at the above address or telephone 817-302-7009. Information about the Company may also be found at www.americredit.com.

Transfer Agent and Registrar

Mellon Investor Services
85 Challenger Rd., Overpeck Centre
Ridgefield Park, NJ 07660-2104
800-635-9270
www.melloninvestor.com

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