Form 10-K, Exhibit 13
period 2002-06-30
AMERICREDIT CORP
filed 2002-09-17
CIK 804269

                                                                    EXHIBIT 13.1

Lift

Many have heard of the "American Dream." And while the Dream may call America home, it really is the Dream of anyone anywhere striving for something more. But sometimes, life throws people a curve, and all the things they've wished for and worked for hang in the balance. What happens then? We finance their cars. We get them on the road again. We'd love to say AmeriCredit is the driving force of the American Dream, but the truth is, we just give it a lift. And usually, that's enough.

Profile

AmeriCredit Corp. (NYSE: ACF) is the largest independent middle-market auto finance company in North America. Using its branch network and strategic alliances with auto groups and banks, the Company purchases installment contracts made by auto dealers to consumers who are typically unable to obtain financing from traditional sources. AmeriCredit has more than one million customers throughout the United States and Canada and almost $15 billion in managed auto receivables.

AmeriCredit was founded in 1992 and is headquartered in Fort Worth, Texas. The company's 10th anniversary and record results affirm the strength of its i4 Company values: Integrity, Investment, Innovation and Information. They also affirm the strength of the marketplace and the vital role that AmeriCredit has served in making life better for more than one million customers.

To Our Shareholders

Fiscal 2002 was another successful year for AmeriCredit. The Company achieved record loan volume and earnings and accomplished the goals we set a year ago. We improved our net interest margins and lowered our costs in order to offset rising credit losses and maintain strong profitability.

While our business model has held up well, the environment in which we operate remains challenging. The economy appears to have stabilized albeit on weaker footing, but the path to a recovery is uncertain. The capital markets are experiencing unprecedented volatility in reaction to mixed economic signals and recent corporate failures. Against this backdrop, we are taking the steps we believe are necessary to preserve our strong middle market auto lending franchise. Specifically, we are slowing growth, tightening credit, managing our cost structure and focusing on improving our balance sheet and cash flow. We are seeking to have AmeriCredit positioned to endure a period of extended weakness and be ready to take advantage of more prosperous times.

Fiscal 2002 Results

One of our primary objectives for fiscal 2002 was to maintain our profitability in the face of expected deterioration in the economy. We were able to accomplish this goal through growth in our managed receivables and by sustaining strong returns on our managed assets.

For fiscal 2002, AmeriCredit grew its managed auto loan portfolio by 45% to $14.8 billion. New loan volume was $8.9 billion for the year. While the majority of our originations came from our branch network, we supplemented this core source of business by developing other distribution channels. Loan production from marketing representatives in smaller markets, our Valued Customer Program, aimed at retaining qualified AmeriCredit customers when they purchase their next vehicle, and our direct to the consumer initiatives via the Internet all contributed to growth.

We realized pre-tax economic returns on our managed assets of 4.3% for fiscal 2002, down from 4.7% in fiscal 2001. Knowing from our planning tools that credit losses would likely rise as unemployment levels ticked up, we focused on managing other controllable aspects of our business model. Consequently, we improved our net interest margin on a managed basis and lowered our operating expense ratio.

We were able to increase our managed net interest margin to 12.3% for fiscal 2002 from 12.0% last year. In a declining interest rate environment, our loan pricing strategies allowed us to capture some of the benefit of lower funding costs while still offering competitive risk-adjusted pricing to our customers.

Operating expenses for fiscal 2002 were 3.4% of average managed receivables, 30 basis points better than the fiscal 2001 ratio of 3.7%. In the fourth quarter, we achieved an operating expense rate of 3.1%. Driving this improved ratio were economies of scale, technology initiatives and prudent expense management. Historically, we have invested heavily in our infrastructure, including customer service facilities and branch expansion. Our growth in fiscal 2002 enabled us to more fully utilize our infrastructure capacity and benefit from our past investments. Examples of technology initiatives that helped our cost ratio include development of automated loan decisioning capability combined with leveraging our participation in DealerTrack, a web-based loan processing platform in which we have an ownership interest. Auto dealers submitting credit applications to AmeriCredit through DealerTrack receive prompt automated responses as a result of our online decisioning tools, a more efficient process for both AmeriCredit and dealers.

Increased credit losses hurt our returns in fiscal 2002. Net charge-offs as a percentage of the managed portfolio increased to 4.6% for fiscal 2002 from 3.6% last year. Charge-offs for the fourth quarter of fiscal 2002 were 5.2%. A rise in the frequency, or number, of defaulted loans was expected considering the recessionary lift in unemployment. What was not as predictable was the deterioration in severity, which is a function of how much cash we recover when repossessed cars are sold at auction. The events of last fall, along with heavy incentives from automakers, have pressured used car values. While AmeriCredit has typically recovered 50-54% of the loan balance in the past, we averaged closer to 48% this year. We believe used car values will remain weak for the foreseeable future and have built this factor into our credit loss expectations for next year.

Fiscal 2003 Strategies

The growth we experienced in recent years enabled us to gain the leadership position in middle market auto finance. We have developed significant brand value among auto dealers and have attained the scale to be a low cost producer. The downside of our growth was that we had to deploy financial and management resources into rapid infrastructure development. We also added leverage to our balance sheet, and, coupled with the economic downturn, our investment in growth restrained cash flow. In light of the current business climate, we believe it's the right decision to slow our growth in fiscal 2003. Our current target is in the 15% range, but we are prepared to adjust our objectives as changing conditions warrant. Among other benefits, a more moderate rate of growth will allow us to refocus our resources on streamlining our current processes. For example, achieving a better level of effectiveness, efficiency and scalability in our customer servicing platform has become our highest operational priority.

As a means of reducing our growth rate, we have instituted a number of credit tightening steps. First we increased the minimum credit score necessary for any loan approval. We also implemented some targeted strategies such as further restricting loan to values on longer-term contracts. Finally, we introduced our fourth generation scorecards in July 2002. These new scorecards provide us with finer segmentations allowing us to more accurately underwrite various consumer profiles. Each generation of scorecard has improved our decisioning ability, and, after extensive testing, we expect the same this time.

AmeriCredit is also moving further up the credit spectrum by offering dealers competitive pricing on near-prime loans. This wider range of loan programs allows us to improve credit quality overall and gain efficiency at the same time by leveraging existing dealer relationships. We are prepared to implement further restrictions in our underwriting practices depending upon future economic developments.

Financial Position

In the past year we increased the borrowing capacity available under our warehouse lines by $2.2 billion to $5.8 billion. We also reduced annual renewal risk since $4.6 billion of our credit lines now have maturities of more than one year.

We accessed the asset-backed securities market seven times during fiscal 2002 raising more than $9 billion. This included another senior subordinate transaction in which credit enhancement is provided by subordinate securities instead of purchasing a financial guaranty insurance policy. We also completed our initial Canadian asset-backed transaction, the first middle-market securitization in Canada and only the third Canadian automobile receivables backed transaction in history. AmeriCredit has issued in excess of $25 billion in asset-backed securities since our first securitization in December 1994.

However, a key measure of our balance sheet leverage, the ratio of adjusted equity to managed assets, declined in fiscal 2002, primarily because of our high rate of growth. We are committed to restoring this ratio to previous levels through reduced growth targets, and, if capital market conditions permit, raising new capital.

Finally, a key focus of our strategies for fiscal 2003 is to improve cash flow generation. Because of our securitization financing structures, we will not see immediate results, but we believe that moderating growth, tightening credit and managing costs should prove effective over time.

Culture

AmeriCredit was started 10 years ago with the idea of creating a successful business model in an underserved market niche. Today AmeriCredit is the leader in middle market auto finance. We attribute much of our success to our unique culture, which is best summarized by the term i4. I4 stands for our belief in Integrity, Innovation, Information and Investment. We formalized these concepts three years ago, but i4 has been a mainstay of our Company since day one.

Of particular note is our long-standing commitment to Integrity. We have always strived to be forthright and candid about our performance in our financial reporting and corporate communications. In these difficult times, the value of integrity is at a particular premium. As stakeholders, we want to reassure you that our passion to uphold these values has never been stronger.

Conclusion

Although, the current economic climate is challenging, it is nonetheless providing us a clear opportunity to validate our business model. We have always maintained that AmeriCredit has the ability to operate successfully in a weak economic environment. We believe we are taking the steps necessary to meet our long-term objectives and position AmeriCredit to remain the leader in middle market auto finance.

We want to thank each of our employees, shareholders and customers for their continued support of AmeriCredit.

Sincerely,

Clifton H. Morris, Jr.
Executive Chairman of the Board

Michael R. Barrington
Vice Chairman, President and
Chief Executive Officer

Daniel E. Berce
Vice Chairman and Chief Financial Officer

September 12, 2002

                                AMERICREDIT CORP.
                   SUMMARY FINANCIAL AND OPERATING INFORMATION
                  (dollars in thousands, except per share data)

Years Ended June 30,                             2002          2001         2000/(a)/       1999          1998
--------------------------------------------------------------------------------------------------------------------
Operating Data

Auto loan originations                        $  8,929,352   $ 6,378,652   $  4,427,945   $ 2,879,796   $ 1,737,813

Finance charge income                              339,430       225,210        124,150        75,288        55,837

Gain on sale of receivables                        448,544       301,768        209,070       169,892       103,194

Servicing fee income                               389,371       281,239        170,251        85,966        47,910

Total revenue                                    1,190,232       818,224        509,680       335,456       209,336

Net income                                         347,483       222,852        114,501        74,840        49,301

Basic earnings per share                              4.10          2.80           1.57          1.19          0.82

Diluted earnings per share                            3.87          2.60           1.48          1.11          0.76

Weighted average shares and
  assumed incremental shares                    89,800,621    85,852,086     77,613,652    67,191,235    65,203,460

June 30,                                         2002          2001           2000          1999          1998
--------------------------------------------------------------------------------------------------------------------
Balance Sheet Data

Receivables held for sale, net                $  2,198,391   $ 1,921,465   $    871,511   $   456,009   $   342,853

Credit enhancement assets /(b)/                  1,549,132     1,151,275        824,618       494,862       286,309

Total assets                                     4,224,931     3,384,907      1,862,269     1,063,487       713,671

Medium term notes/(c)/                           1,750,000     1,250,000

Senior notes                                       418,074       375,000        375,000       375,000       175,000

Total liabilities                                2,792,615     2,324,711      1,173,690       663,757       425,823

Shareholders' equity                             1,432,316     1,060,196        688,579       399,730       287,848

Managed auto receivables                        14,762,461    10,203,746      6,649,981     4,105,468     2,302,516

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

With our help, people can keep their lives moving

An auto loan from AmeriCredit gives people more than a car. It gives them an opportunity to move their lives forward. To get to their jobs, pick up their kids from school, grab some groceries, see the Grand Canyon. After all, even the American dream can use a little get-up-and-go.

Our customers are everyday people. Like all of America, they come from a variety of backgrounds, but are above average in many ways. Their incomes are 14 percent above the national average. They've been in their current jobs and residences about six years and have built 12 years of credit history. Their stability has earned our trust, and we're honored to have earned their business.

Annually, these middle-market consumers represent a $200 billion slice of the $700 billion new/used auto finance industry. And although we operate in the middle market, we don't believe in the middle ground. Our strategy is to lead - by example and with results. So we aim everything toward achieving a growing market share with industry-leading returns and transparent financial reporting. We are meticulous about the way we manage our business and portfolios, and it shows in our bottom line.

We're also meticulous about understanding our customers - who they are, what they need and how we can best provide it. Just as when we started 10 years ago, we grow our business one loan at a time. And as we strengthen our position, we'll always look to innovate by broadening our range of products - including expanding our offerings to the near-prime consumer when appropriate - and adding new channels to our distribution spectrum.

People need AmeriCredit and the products we provide. We're not saving the world. But it's nice to save soccer practice every once in a while.

We believe in the power of individuals

Our business is powered by technology and people. To develop excellence in both, we've identified what we call our i4 values: Information. Innovation. Investment. Integrity. These values are intrinsic to all that's best about AmeriCredit.

We've originated over 1.7 million loans in our first 10 years, and we never forget that each one goes to a particular person at a given time in life. Sometimes it's less-than-perfect time, with a bump in the road that caused an unusual financial strain. So we study this person. We use proprietary risk assessments and fair, rational pricing models.

We believe that an individual is more than the tally of a generic rating system. So we rate each applicant on his or her unique characteristics - such as past credit performance and the specific vehicle being purchased - using adaptable, customized scoring system. It's a better approach to risk management and a superior predictor of return. First introduced in 1994, our scorecards have entered their fourth generation of innovation. Each upgrade has yielded significantly greater insight into our customers' credit needs and potentials.

We also believe in the power of individual relationships - both with our end-user customers and the auto dealers who facilitate the purchase and lending process. We've built a company that knows how to interface with both, providing easy access, fast answers and good options. And we safeguard both with state-of-the-art controls that help ensure the security of our lending system.

     We invest heavily in our human resources so that we can always hold up our end of those relationships. As part of our mission to be employer of choice for talented, productive individuals, we've centered our culture on our i4 values. They form basis of all we do.

Our sophisticated technology has been key to our success, but it's the intellectual capital of our employees that really moves us forward. And it's the people who need our loans who drive our value home. We never forget how much getting an AmeriCredit loan means to every single one.

What's in it for me?

That's what we ask ourselves when we take a walk in our customers' shoes. Be it for a dealer or a loan-holder, we create products and services based on the "me" factor. We don't just serve our customers - we surpass their expectations. Becoming their lender of choice demands no less.

We approach this goal the same way we manage our loans: by acquiring information to understand the situation at a higher level. We conduct extensive focus groups and sponsor independent research to understand our customers' needs, and we structure ourselves to be nimble so that we can respond to those needs when appropriate.

Making ourselves easily accessible to dealers and loan customers is one such aspect of good service, and it builds opportunities for our continued growth. Our branch network gives us vital face-to-face contact with major-market auto dealers throughout North America, and our investment in and presence on DealerTrack (TM) helps us reach these dealers via the Web.

For customers who already know us, americredit.com provides ways to apply for a loan, retrieve account information or make a payment from the comfort of home. Our partnerships with other lending portals connect us to people who might not have met us just yet.

Our customer service center teams are engineered and trained to provide helpful, responsive action. For every new customer, we send a comprehensive "welcome kit" to introduce AmeriCredit and make sure everything is in order. In a loan's middle stages, we closely review our customers' accounts looking for even greater insight into their needs, which helps us make sound business projections. And, as loans reach maturity, we can offer customers an invitation to continue the relationship with a new AmeriCredit loan as part of our Valued Customer Program.

In the end, it's all about people, technology and infrastructure. Knowing what to do with these resources has helped AmeriCredit build for growth in both up markets or down - while building relationships and developing products that we hope will create customers for life.

Taking the American Dream on the road

One piece of the American dream that translates well across all borders is the freedom of the open road and the independence that owning a car can bring. AmeriCredit's experience in Canada so far bears this out. Operating with the same business models that have delivered in the U.S., we've found that while Canadian transactions are only a small portion of our business, they're growing fast - over 300 percent in the last year alone. So we've established 11 branch offices across Canada and a state-of-the-art call center in Peterborough, Ontario. In more remote areas, mobile AmeriCredit representatives travel from dealer to dealer, supported by a national service center. And in May 2002, we launched our first-ever offering of asset-backed securities in Canada - introducing new investors to AmeriCredit, and providing capital to support future expansion.

0 to 1,000,000 in 10 years

We've seen a lot in our first 10 years - and achieved a lot more. AmeriCredit has gone from just an idea to becoming the largest middle-market auto finance company in North America. The secrets of our success? Plenty of hard work, of course, but also a dedication to fundamental principles that define our loan decision process. The same factors that led us to approve loan # 1 also paved the way for loan # 1,000,000 - along with numerous enhancements that help us to turn intuition into science, and projections into results. Our commitment to our fundamental Company values - Integrity, Investment, Innovation and Information - has also been key, helping us build AmeriCredit into a proud business where success is measured by a higher standard than financial results alone.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS

GENERAL

Historically, the Company has generated earnings and cash flow primarily from the purchase, securitization and servicing of auto receivables. The Company purchases auto finance contracts from franchised and select independent automobile dealerships and, to a lesser extent, makes auto loans directly to consumers. As used herein, "loans" include auto finance contracts originated by dealers and purchased by the Company and extensions of credit made directly by the Company to consumer borrowers. To fund the acquisition of receivables prior to securitization, the Company utilizes borrowings under its warehouse credit facilities. The Company earns finance charge income on its receivables pending securitization ("receivables held for sale") and pays interest expense on borrowings under its warehouse credit facilities.

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

Excess cash flows from the Trusts are initially utilized to fund credit enhancement requirements in order to attain specific credit ratings for the asset-backed securities issued by the Trusts. Once predetermined credit enhancement requirements are reached and maintained, excess cash flows are distributed to the Company. In addition to excess cash flows, the Company earns monthly base servicing fee income of 2.25% per annum on the outstanding principal balance of domestic receivables securitized ("serviced receivables") and collects other fees such as late charges as servicer for those Trusts.

Historically, except for two securitization transactions in fiscal 1995, the Company has structured its securitization transactions to meet the criteria for sales of auto receivables under generally accepted accounting principles in the United States of America ("GAAP"). Thus, for all securitizations completed to date, except for the transactions in fiscal 1995, the Company recorded a gain on sale of receivables when it sold the auto receivables to a Trust. The gain-on-sale that it recorded was based on the net present value of expected excess cash flows from the securitized receivables.

The Company has made a decision to alter the structure of its future securitization transactions to no longer meet the criteria for sales of auto recievables. Accordingly, following a securitization, the receivables and the related securitization indebtedness will remain on its balance sheet. The Company will recognize finance charge and fee income on the receivables and interest expense on the securities issued in the securitization and will record a provision for loan losses over the life of the securitization. This change will significantly impact the Company's future results of operations compared to its historical results. Therefore, its historical results and management's discussion of such results may not be indicative of its future results. This structure, combined with its strategy to increase its initial credit enhancement deposits, will allow the Company's reported earnings to be more closely aligned with cash flow distributions from securitization trusts than its previous structure. Additionally, this structure will decrease the Company's reliance on origination growth in order to achieve earnings growth and will provide greater visibility of future finance charge income and net margins related to its managed auto loan portfolio.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the amount of revenue and costs and expenses during the reporting periods. Actual results could differ from those estimates and those differences may be material. The accounting policies that the Company believes are the most critical to understanding and evaluating the Company's reported financial results include the following:

Gain on sale of receivables

The Company periodically sells receivables to Trusts that, in turn, sell asset-backed securities to investors. Historically, the Company has recognized a gain on the sale of receivables to the Trusts, which represents the difference between the sale proceeds to the Company, net of transaction costs, and the Company's net carrying value of the receivables, plus the present value of the estimated future excess cash flows to be received by the Company over the life of the securitization. The Company has made assumptions in order to determine the present value of the estimated future excess cash flows to be generated by the pool of receivables sold. The most significant assumptions made are the cumulative credit losses to be incurred on the pool of receivables sold and the rate at which the estimated future excess cash flows are discounted. The assumptions used represent the Company's best estimates and are described under the caption "Revenue" below. The use of different assumptions could produce different financial results.

The Company has made a decision to alter the structure of its future securitization transactions to no longer meet the criteria for sales of auto receivables. Accordingly, following a securitization, the receivables and the related securitization indebtedness will remain on its balance sheet. The Company will recognize finance charge and fee income on the receivables and interest expense on the securities issued in the securitization and will record a provision for loan losses over the life of a securitization. Therefore, the Company's historical results and management's discussion of such results may not be indicative of its future results.

Fair value measurements

Certain of the Company's assets, including the Company's derivative financial instruments and credit enhancement assets, are recorded at fair value. Fair values for derivative financial instruments are based on third-party quoted market prices, where possible. However, market prices are not readily available for the Company's credit enhancement assets and, accordingly, fair value is determined using discounted cash flow models. The most significant assumptions made are the cumulative credit losses to be incurred on the pool of receivables sold and the rate at which estimated future excess cash flows are discounted. The assumptions used represent the Company's best estimates and are described under the caption "Revenue" below. The use of different assumptions could produce different financial results.

Allowance for loan losses

The Company reviews historical origination and charge-off relationships, charge-off experience factors, collection data, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the provision for loan losses and the allowance for loan losses. Receivables are charged-off to the allowance for loan losses when the Company repossesses and disposes of the collateral or the account is otherwise deemed uncollectable. The Company believes that the allowance for loan losses is adequate to cover probable losses inherent in its receivables; however, because the allowance for loan losses is based on estimates, there can be no assurance that the ultimate charge-off amount will not exceed such estimates.

RESULTS OF OPERATIONS

Year Ended June 30, 2002 as compared to
---------------------------------------
      Year Ended June 30, 2001
      ------------------------


Revenue


The Company's average managed receivables outstanding consisted of the following (in thousands):


Years Ended June 30,          2002               2001
-----------------------------------------------------------

Auto:
  Held for sale          $      1,753,182   $     1,046,306
  Serviced                     10,711,164         7,245,330
                         ----------------   ---------------
                               12,464,346         8,291,636
Other                                                 2,969
                         ----------------   ---------------

                         $     12,464,346   $     8,294,605
                         ================   ===============

Average managed receivables outstanding increased by 50% as a result of higher loan purchase volume. The Company purchased $8,929.4 million of auto loans during fiscal 2002, compared to purchases of $6,378.7 million during fiscal 2001. This growth resulted from increased loan production at branches open during both periods as well as expansion of the Company's branch network. Loan purchases at branch offices opened prior to June 30, 2000, were 10% higher in fiscal 2002 versus fiscal 2001. The Company operated 251 auto lending branch offices as of June 30, 2002, compared to 232 as of June 30, 2001.

The average new loan size was $16,428 for fiscal 2002, compared to $15,430 for fiscal 2001. The average annual percentage rate on loans purchased during fiscal 2002 was 17.7%, compared to 19.0% during fiscal 2001. Decreasing short-term market interest rates have lowered the Company's cost of funds, allowing the Company to pass along some of this benefit in the form of lower loan pricing.

Finance charge income increased by 51% to $339.4 million for fiscal 2002 from $225.2 million for fiscal 2001. Finance charge income was higher due primarily to an increase of 68% in average auto receivables held for sale in fiscal 2002 versus fiscal 2001. The Company's effective yield on its auto receivables held for sale decreased to 19.4% for fiscal 2002 from 21.5% for fiscal 2001.

The effective yield is higher than the contractual rates of the Company's auto finance contracts as a result of finance charge income earned between the date the auto finance contract is originated by the automobile dealership and the date the auto finance contract is funded by the Company. The effective yield decreased for fiscal 2002 due to lower loan pricing.

The gain on sale of receivables increased by 49% to $448.5 million for fiscal 2002 from $301.8 million for fiscal 2001. The increase in gain on sale of auto receivables resulted from the sale of $8,608.9 million of receivables in fiscal 2002 as compared to $5,300.0 million of receivables sold in fiscal 2001. The gain as a percentage of auto receivables sold decreased to 5.2% for fiscal 2002 from 5.7% for fiscal 2001 primarily due to the use of higher cumulative credit loss assumptions.

Significant assumptions used in determining the gain on sale of auto receivables were as follows:

Years Ended June 30,                             2002        2001
-------------------------------------------------------------------

Cumulative credit losses (including
  unrealized gains at time of sale)              12.5%       11.3%

Discount rate used to estimate present value:
    Interest-only receivables from Trusts        14.0%       14.0%
    Investments in Trust receivables              9.8%        9.8%
    Restricted cash                               9.8%        9.8%

The cumulative credit loss assumptions utilized at the time of sale of receivables were determined using a range of possible outcomes based on historical experience, credit attributes for the specific pool of receivables and general economic factors. The Company increased the assumption for cumulative credit losses used in determining the gain on sale of receivables during fiscal 2002 to incorporate an expected increase in credit losses resulting from the general decline in the economy, including higher unemployment rates.

The unrealized gains at time of sale represent the excess of the fair value of credit enhancement assets over the Company's carrying value related to such interests when receivables are sold. The cumulative credit loss assumption, including unrealized gains at time of sale, reflects the approximate level that cumulative credit losses could reach (notwithstanding other assumptions) in a securitization pool before the credit enhancement assets would suffer an other than temporary impairment.

The discount rates used to estimate the present value of credit enhancement assets are based on the relative risks of each asset type. Interest-only receivables from Trusts represent estimated future excess cash flows in the Trusts and have a first loss position to absorb any shortfall in Trust cash flows due to adverse credit loss development or adverse changes in Trust performance relative to other assumptions. While the Company earns a higher yield on its securitized receivables, the Company utilizes a 14% discount rate for interest-only receivables from Trusts since net undiscounted estimated future excess cash flows already incorporate a default assumption and the receivables underlying the securitization represent a diverse pool of assets. Restricted cash and investments in Trust receivables are backed by cash and receivables and are senior to interest-only receivables from Trusts for credit enhancement purposes. Accordingly, restricted cash and investments in Trust receivables are assigned a lower discount rate than the interest-only receivables from Trusts.

Servicing fee income increased to $389.4 million, or 3.6% of average serviced auto receivables, for fiscal 2002, compared to $281.2 million, or 3.9% of average serviced auto receivables, for fiscal 2001. Servicing fee income represents accretion of the present value discount on estimated future excess cash flows from the Trusts, base servicing fees and other fees earned by the Company as servicer of the receivables sold to the Trusts. The growth in servicing fee income is primarily attributable to the increase in average serviced auto receivables outstanding for fiscal 2002 compared to fiscal 2001.

Costs and Expenses

Operating expenses as a percentage of average managed receivables outstanding decreased to 3.4% for fiscal 2002, compared to 3.7% for fiscal 2001. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $115.7 million, or 38%, primarily due to the addition of branch offices and loan processing and servicing staff.

The provision for loan losses increased to $65.2 million for fiscal 2002 from $31.4 million for fiscal 2001 primarily due to higher average amounts of receivables held for sale and the use of a higher provision for loan loss rate. As a percentage of average receivables held for sale, the provision for loan losses was 3.7% and 3.0% for fiscal 2002 and 2001, respectively. The increase in the rate of provision for loan losses reflects the general expectation that continuing weakness in the economy, including an increase in unemployment rates, will cause a higher number of delinquent accounts. Since accounts delinquent for greater than 30 days are ineligible for securitization, receivables held indefinitely by the Company may increase, resulting in higher losses on receivables prior to securitization.

Interest expense increased to $135.9 million for fiscal 2002 from $116.0 million for fiscal 2001 due to higher debt levels. Average debt outstanding was $2,366.3 million and $1,255.0 million for fiscal 2002 and 2001, respectively. The Company's effective rate of interest paid on its debt decreased to 5.7% from 9.2% as a result of lower short-term market interest rates.

The Company's effective income tax rate was 38.5% for fiscal 2002 and 2001.

Other Comprehensive Income

The unrealized (losses) gains on credit enhancement assets consisted of the following (in thousands):

Years Ended June 30,                           2002        2001
------------------------------------------------------------------

Unrealized gains at time of sale            $   47,634  $   27,424
Unrealized holding (losses) gains related
    to changes in credit loss assumptions      (68,224)     36,056
Unrealized holding (losses) gains
     related to changes in interest rates      (22,276)     55,191
Net reclassification into earnings              (7,939)     (7,546)
                                            ----------  ----------
                                            $  (50,805) $  111,125
                                            ==========  ==========

The unrealized gains at time of sale represent the excess of the fair value of credit enhancement assets over the Company's carrying value related to such interests when receivables are sold. Unrealized gains at time of sale were higher for fiscal 2002 as compared to fiscal 2001 due to a greater amount of receivables sold in fiscal 2002.

The cumulative credit loss assumptions used to estimate the fair value of credit enhancement assets are periodically reviewed by the Company and modified to reflect the actual credit performance for each securitization pool through the reporting date as well as estimates of future losses considering several factors including changes in the general economy. Changes in the fair value of credit enhancement assets as a result of modifications to the credit loss assumptions are reported as unrealized holding gains or losses in other comprehensive income until realized, or, in the case of unrealized holding losses considered to be other than temporary, as a charge to operations.

The Company increased the cumulative credit loss assumptions (including remaining unrealized gains at time of sale) used in measuring the fair value of credit enhancement assets to a range of 10.4% to 12.7% as of June 30, 2002, from a range of 8.7% to 11.7% as of June 30, 2001, resulting in an unrealized holding loss of $68.2 million for fiscal 2002. The range of cumulative credit loss assumptions was increased to reflect adverse actual credit performance compared to previous assumptions as well as expectations for higher future losses due to deterioration in the general economy during fiscal 2002.

The Company decreased the cumulative credit loss assumptions (including remaining unrealized gain at time of sale) used in measuring the fair value of credit enhancement assets to a range of 8.7% to 11.7% as of June 30, 2001, from a range of 9.4% to 12.6% as of June 30, 2000, resulting in an unrealized holding gain of $36.1 million for fiscal 2001. The range of cumulative credit loss assumptions was decreased to reflect favorable actual credit performance compared to previous assumptions.

Differences between cumulative credit loss assumptions used in individual securitization pools can be attributed to the original credit attributes of a pool, actual credit performance through the reporting date and pool seasoning to the extent that changes in economic trends will have more of an impact on the expected future performance of less seasoned pools.

Unrealized holding losses related to changes in interest rates of $22.3 million for fiscal 2002 resulted primarily from a decline in estimated future cash flows to be generated from investment income earned on restricted cash and Trust cash collection accounts due to lower short-term market interest rates. Unrealized holding gains related to changes in interest rates of $55.2 million for fiscal 2001 resulted primarily from an increase in estimated future cash flows from the Trusts due to lower interest rates payable to investors on the floating rate tranches of securitization transactions. This unrealized gain was offset by the unrealized losses on cash flow hedges for fiscal 2001 described below.

Net unrealized gains of $7.9 million and $7.5 million were reclassified into earnings during fiscal 2002 and 2001, respectively, and relate primarily to recognition of excess estimated cash flows over the Company's initial investment and cash collected to date as well as recognition of unrealized gains at time of sale.

Another component of other comprehensive income is unrealized losses on cash flow hedges. Unrealized losses on cash flow hedges were $11.8 million for fiscal 2002, compared to $64.2 million for fiscal 2001. Short-term market interest rates decreased during fiscal 2002 and 2001, resulting in an increase in the liability related to the Company's interest rate swap agreements. The unrealized losses were less in fiscal 2002, since, commencing in January 2001, interest rate swap agreements have been executed within the Trusts, thus neutralizing the impact of changes in interest rates (except relative to investment income) on the fair value of credit enhancement assets for Trusts established thereafter. Unrealized gains or losses on cash flow hedges are reclassified into earnings as the Company's unrealized gain or loss related to interest rate fluctuations on its credit enhancement assets are reclassified. Net unrealized losses reclassified into earnings were $9.1 million for fiscal 2002.

Net Margin

A key measure of the Company's performance is net margin. Net margin is the difference between finance charge, fee and other income earned on the Company's receivables and the cost to fund the receivables as well as the cost of debt incurred for general corporate purposes.

The Company's net margin as reflected in the consolidated income statements is as follows (in thousands):

Years Ended June 30,                      2002          2001
---------------------------------------------------------------

Finance charge, fee and other income  $   352,317   $   235,217
Funding costs                            (135,928)     (116,024)
                                      -----------   -----------

Net margin                            $   216,389   $   119,193
                                      ===========   ===========


The Company evaluates the profitability of its lending activities based partly upon the net margin related to its managed auto loan portfolio, including receivables held for sale and serviced receivables. The Company has historically securitized its receivables held for sale and recorded a gain on the sale of such receivables. The net margin on a managed basis presented below assumes that securitized receivables have not been sold and are still on the Company's consolidated balance sheet. Accordingly, no gain on sale or servicing fee income would have been recognized. Instead, finance charges and fees would be recognized over the life of the securitized receivables as accrued, and interest and other costs related to the asset-backed securities would be recognized as incurred.


Net margin for the Company's managed auto loan portfolio is as follows (in thousands):


Years Ended June 30,                                2002              2001
------------------------------------------------------------------------------

Finance charge, fee and other income             $2,298,439       $1,628,483
Funding costs                                      (759,324)        (630,982)
                                                ------------      -----------

Net margin                                       $1,539,115       $  997,501
                                                ============      ===========

Net margin as a percentage of average managed auto receivables outstanding is as follows (dollars in thousands):


Years Ended June 30,                                   2002             2001
------------------------------------------------------------------------------

Finance charge, fee and other income                   18.4%            19.6%
Funding costs                                          (6.1)            (7.6)
                                                ------------      -----------

Net margin as a percentage of
  average managed auto receivables
                                                       12.3%            12.0%
                                                ============      ===========

Average managed auto receivables                $12,464,346       $8,291,636
                                                ============      ===========

Net margin as a percentage of average managed auto receivables increased for fiscal 2002 compared to fiscal 2001 as the Company was able to retain some of the benefit of declining interest rates in its loan pricing strategies.

Year Ended June 30, 2001 as compared to
     Year Ended June 30, 2000


Revenue


The Company's average managed receivables outstanding consisted of the following (in thousands):


Years Ended June 30,                      2001              2000
-------------------------------------------------------------------

Auto:
  Held for sale                        $1,046,306        $  543,518
  Serviced                              7,245,330         4,791,062
                                    -------------     -------------
                                        8,291,636         5,334,580
Other                                       2,969            22,011
                                    -------------     -------------

                                       $8,294,605        $5,356,591
                                    =============     =============

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

Finance charge income consisted of the following (in thousands):

Years Ended June 30,                      2001               2000
-------------------------------------------------------------------

Auto                                   $225,210            $123,093
Other                                                         1,057
                                    -------------------------------

                                       $225,210            $124,150
                                    ===============================

The increase in finance charge income was primarily due to an increase of 93% in average auto receivables held for sale in fiscal 2001 versus fiscal 2000. The Company's effective yield on its auto receivables held for sale decreased to 21.5% for fiscal 2001 from 22.7% for fiscal 2000. The effective yield is higher than the contractual rates of the Company's auto finance contracts primarily as a result of finance charge income earned between the date the auto finance contract is originated by the automobile dealership and the date the auto finance contract is funded by the Company. The effective yield decreased for fiscal 2001 due to lower levels of finance charges earned between the origination date and funding date.

The gain on sale of receivables consisted of the following (in thousands):

Years Ended June 30,              2001            2000
-------------------------------------------------------

Auto                             $301,768      $207,559
Other                                             1,511
                               ------------------------

                                 $301,768      $209,070
                               ========================

The increase in gain on sale of auto receivables of 45% resulted from the sale of $5,300.0 million of receivables in fiscal 2001 as compared to $4,000.0 million of receivables sold in fiscal 2000. The gain as a percentage of auto receivables sold increased to 5.7% for fiscal 2001 from 5.2% for fiscal 2000 primarily due to increased interest margins as a result of a decrease in short-term market interest rates.

Significant assumptions used in determining the gain on sale of auto receivables were as follows (the weighted average discount rate was used in fiscal 2000 due to the discount rate change during that year):

Years Ended June 30,                                    2001       2000
----------------------------------------------------------------------------

Cumulative credit losses (including
    unrealized gains at time of sale)                   11.3%      10.9%

Discount rate used to estimate present value:
    Interest-only receivables from Trusts               14.0%      12.3%
    Investments in Trust receivables                     9.8%       8.1%
    Restricted cash                                      9.8%       8.1%

The cumulative credit loss assumptions utilized at the time of sale of receivables were determined using a range of possible outcomes based on historical experience, credit attributes for the specific pool of receivables and general economic factors. The Company increased the assumption for cumulative credit losses used in determining the gain on sale of receivables during fiscal 2001 to incorporate an expected increase in credit losses resulting from the general decline in the economy, including higher unemployment rates.

The unrealized gains at time of sale represent the excess of the fair value of credit enhancement assets over the Company's carrying value related to such interests when receivables are sold. The cumulative credit loss assumption, including unrealized gains at time of sale, reflects the approximate level that cumulative credit losses could reach (notwithstanding other assumptions) in a securitization pool before the credit enhancement assets would suffer an other than temporary impairment.

The discount rates used to estimate the present value of credit enhancement assets are based on the relative risks of each asset type. Interest-only receivables from Trusts represent estimated future excess cash flows in the Trusts and have a first loss position to absorb any shortfall in Trust cash flows due to adverse credit loss development or adverse changes in Trust performance relative to other assumptions. While the Company earns a higher yield on its securitized receivables, the Company utilizes a 14.0% discount rate for interest-only receivables from Trusts since undiscounted estimated future excess cash flows already incorporate a default assumption and the receivables underlying the securitization represent a diverse pool of assets. Restricted cash and investments in Trust receivables are backed by cash and receivables and are senior to interest-only receivables from Trusts for credit enhancement purposes. Accordingly, restricted cash and investments in Trust receivables are assigned a lower discount rate than the interest-only receivables from Trusts.

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

Costs and Expenses

Operating expenses as a percentage of average managed receivables outstanding decreased to 3.7% for fiscal 2001, compared to 4.2% for fiscal 2000. The ratio improved as a result of economies of scale realized from a growing receivables portfolio and automation of loan origination, processing and servicing functions. The dollar amount of operating expenses increased by $85.2 million, or 38%, primarily due to the addition of branch offices and loan processing and servicing staff.

The provision for loan losses increased to $31.4 million for fiscal 2001 from $16.4 million for fiscal 2000 due to higher average amounts of receivables held for sale. As a percentage of average receivables held for sale, the provision for loan losses was 3.0% for fiscal 2001 and 2000.

Interest expense increased to $116.0 million for fiscal 2001 from $69.3 million for fiscal 2000 due to higher debt levels. Average debt outstanding was $1,255.0 million and $697.3 million for fiscal 2001 and 2000, respectively. The Company's effective rate of interest paid on its debt decreased to 9.2% from 9.9% as a result of lower short-term market interest rates.

The Company's effective income tax rate was 38.5% for fiscal 2001 and 39.8% for 2000. The effective tax rate was higher for fiscal 2000 due to the non-deductible write-off of goodwill related to the closing of the mortgage operations.

Other Comprehensive Income


The unrealized gains on credit enhancement assets consisted of the following (in thousands):


Years Ended June 30,                                  2001              2000
-------------------------------------------------------------------------------

Unrealized gains at time of sale                    $ 27,424          $21,283
Unrealized holding gains related
     to changes in credit loss assumptions            36,056           19,073
Unrealized holding gains
     related to changes in interest rates             55,191
Net reclassification into earnings                    (7,546)          (2,361)
                                                  -----------      -----------

                                                    $111,125          $37,995
                                                  ===========      ===========

The unrealized gains at time of sale represent the excess of the fair value of credit enhancement assets over the Company's carrying value related to such interests when receivables are sold. Unrealized gains at time of sale were higher for fiscal 2001 as compared to fiscal 2000 due to a greater amount of receivables sold in fiscal 2001.

The cumulative credit loss assumptions used to estimate the fair value of credit enhancement assets are periodically reviewed by the Company and modified to reflect the actual credit performance for each securitization pool through the reporting date as well as estimates of future losses considering several factors including changes in the general economy. Changes in the fair value of credit enhancement assets as a result of modifications to the credit loss assumptions are reported as unrealized holding gains or losses in other comprehensive income until realized, or, in the case of unrealized holding losses considered to be other than temporary, as a charge to operations.

The Company decreased the cumulative credit loss assumptions (including remaining unrealized gains at time of sale) used in measuring the fair value of credit enhancement assets to a range of 8.7% to 11.7% as of June 30, 2001, from a range of 9.4% to 12.6% as of June 30, 2000, resulting in an unrealized holding gain of $36.1 million for fiscal 2001. The range of cumulative credit loss assumptions was decreased to reflect favorable actual credit performance compared to previous assumptions.

The Company decreased the cumulative credit loss assumptions (including remaining unrealized gains at time of sale) used in measuring the fair value of credit enhancement assets on certain of its securitization pools as of June 30, 2000, resulting in an unrealized holding gain of $19.1 million for fiscal 2000. The cumulative credit loss assumptions were decreased in those securitization pools to reflect favorable actual credit performance compared to previous assumptions.

Differences between cumulative credit loss assumptions used in individual securitization pools can be attributed to the original credit attributes of a pool, actual credit performance through the reporting date and pool seasoning to the extent that changes in economic trends will have more of an impact on the expected future performance of less seasoned pools.

Unrealized holding gains related to changes in interest rates of $55.2 million for fiscal 2001 resulted primarily from an increase in estimated future cash flows from the Trusts due to lower interest rates payable to investors on the floating rate tranches of securitization transactions. This gain was offset by the unrealized losses on cash flow hedges for fiscal 2001 described below. There were no unrealized holding gains related to changes in interest rates for fiscal 2000.

Net unrealized gains of $7.5 million and $2.4 million were reclassified into earnings during fiscal 2001 and 2000, respectively, and relate primarily to recognition of excess estimated cash flows over the Company's initial investment and cash collected to date as well as recognition of unrealized gains at time of sale.

Another component of other comprehensive income is unrealized losses on cash flow hedges. Unrealized losses on cash flow hedges were $64.2 million for fiscal 2001. Short-term market interest rates decreased during fiscal 2001, resulting in an increase in the liability related to the Company's interest rate swap agreements. Prior to the Company's adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133," and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 133"), on July 1, 2000, the Company recognized its derivative financial instruments as a part of its credit enhancement assets rather than as a separate liability on its consolidated balance sheets. Accordingly, no unrealized gains or losses on cash flow hedges were recognized in fiscal 2000. Unrealized gains or losses on cash flow hedges are reclassified into earnings as the Company's unrealized gain or loss related to interest rate fluctuations on its credit enhancement assets are reclassified.

Net Margin

A key measure of the Company's performance is net margin. Net margin is the difference between finance charge, fee and other income earned on the Company's receivables and the cost to fund the receivables as well as the cost of debt incurred for general corporate purposes.

The Company's net margin as reflected in the consolidated income statements is as follows (in thousands):

Years Ended June 30,                                2001            2000
------------------------------------------------------------------------------

Finance charge, fee and other income                $ 235,217       $ 130,359
Funding costs                                        (116,024)        (69,310)
                                              --------------------------------

Net margin                                          $ 119,193       $  61,049
                                              ================================

The Company evaluates the profitability of its lending activities based partly upon the net margin related to its managed auto loan portfolio, including receivables held for sale and serviced receivables. The Company has historically securitized its receivables held for sale and recorded a gain on the sale of such receivables. The net margin on a managed basis presented below assumes that securitized receivables have not been sold and are still on the Company's consolidated balance sheet. Accordingly, no gain on sale or servicing fee income would have been recognized. Instead, finance charges and fees would be recognized over the life of the securitized receivables as accrued, and interest and other costs related to the asset-backed securities would be recognized as incurred.

Net margin for the Company's managed auto loan portfolio is as follows (in thousands):

Years Ended June 30,                             2001             2000
---------------------------------------------------------------------------

Finance charge, fee and other income           $1,628,483       $1,048,382
Funding costs                                    (630,982)        (404,724)
                                              ------------    -------------

Net margin                                     $  997,501       $  643,658
                                              ============    =============

Net margin as a percentage of average managed auto receivables outstanding is as follows (dollars in thousands):

Years Ended June 30,                                  2001              2000
--------------------------------------------------------------    --------------

Finance charge, fee and other income                    19.6%            19.6%
Funding costs                                           (7.6)            (7.6)
                                                 -------------    --------------

Net margin as a percentage of
  average managed auto receivables                      12.0%            12.0%
                                                 =============    ==============

Average managed auto receivables                  $8,291,636       $5,334,580
                                                 =============    ==============

CREDIT QUALITY

The Company provides financing in relatively high-risk markets, and, therefore, anticipates a corresponding high level of delinquencies and charge-offs.

Historically, receivables purchased by the Company have been held on the Company's balance sheet until such loans are sold in a securitization transaction. However, receivables may be ineligible for sale if they do not meet certain criteria established in connection with securitization transactions, the most significant of which is that receivables must be less than 31 days delinquent at the time of sale. Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses on the balance sheet at a level considered adequate to cover probable credit losses on receivables that are either currently ineligible for sale or may in the future become ineligible for sale and thus may be held indefinitely by the Company. Receivables held for sale are charged-off to the allowance for loan losses when the Company repossesses and disposes of the collateral or the account is otherwise deemed uncollectable.

The Company has periodically sold receivables in securitization transactions to Trusts and retained an interest in the receivables sold in the form of credit enhancement assets. Credit enhancement assets are reflected on the Company's balance sheet at fair value, calculated based upon the present value of estimated excess future cash flows from the Trusts using, among other assumptions, estimates of future cumulative credit losses on the receivables sold. Charge-offs of receivables that have been sold to Trusts decrease the amount of excess future cash flows from the Trusts. If such charge-offs are expected to exceed the Company's original estimates of cumulative credit losses, the fair value of credit enhancement assets could be written down through an impairment charge to earnings.

The following tables present certain data related to the Company's managed receivables portfolio (dollars in thousands):

                                                                       Total
June 30, 2002                        Held for Sale    Serviced        Managed
--------------------------------------------------------------------------------

Principal amount of receivables       $2,261,718    $12,500,743     $14,762,461
                                                    ===========     ===========

Nonaccretable acquisition fees           (40,618)                       (40,618)

Allowance for loan losses                (22,709)   $(1,380,213)(a) $(1,402,922)
                                      ----------    ===========     ===========

  Receivables, net                    $2,198,391
                                      ==========

Number of outstanding contracts          148,826        975,562       1,124,388
                                      ==========    ===========     ===========

Average principal amount of
  outstanding contract (in dollars)   $   15,197    $    12,814     $    13,129
                                      ==========    ===========     ===========

Allowance for loan losses and
  nonaccretable acquisition fees
  as a percentage of receivables             2.8%          11.0%            9.8%
                                      ==========    ===========     ===========

(a) The allowance for loan losses related to serviced auto receivables is factored into the valuation of interest-only receivables from Trusts in the Company's consolidated balance sheets. Assumptions for cumulative credit losses are added and charge-offs of receivables that have been sold to Trusts reduce the allowance for loan losses.

                                                                       Total
June 30, 2001                        Held for Sale   Serviced         Managed
--------------------------------------------------------------------------------

Principal amount of receivables       $1,973,828    $8,229,918      $10,203,746
                                                    ==========      ===========

Nonaccretable acquisition fees           (42,280)                       (42,280)

Allowance for loan losses                (10,083)   $ (868,184)(a)  $  (878,267)
                                      ----------    ==========      ===========

  Receivables, net                    $1,921,465
                                      ==========

Number of outstanding contracts          133,214       690,705          823,919
                                      ==========    ==========      ===========

Average principal amount of
  outstanding contract (in dollars)   $   14,817    $   11,915      $    12,384
                                      ==========    ==========      ===========

Allowance for loan losses and
  nonaccretable acquisition fees
  as a percentage of receivables             2.7%         10.6%             9.0%
                                      ==========    ==========      ===========

(a) The allowance for loan losses related to serviced auto receivables is factored into the valuation of interest-only receivables from Trusts in the Company's consolidated balance sheets. Assumptions for cumulative credit losses are added and charge-offs of receivables which have been sold to Trusts reduce the allowance for loan losses.

The following is a summary of auto receivables that are (i) more than 30 days delinquent, but not yet in repossession, and (ii) in repossession (dollars in thousands):

June 30, 2002                     Held for Sale             Serviced               Total Managed
------------------------------------------------------------------------------------------------------
                                 Amount     Percent      Amount     Percent      Amount      Percent
                              ------------  --------  -----------  ----------  ------------  ---------
Delinquent contracts:
  31 to 60 days                   $ 41,512   1.8%      $1,000,753    8.0%       $1,042,265     7.0%
  Greater than 60 days              34,084   1.5          450,934    3.6           485,018     3.3
                              ------------ -------    -----------  -------      ------------ ---------

                                    75,596   3.3        1,451,687   11.6         1,527,283    10.3
  In repossession                   14,257   0.7          147,272    1.2           161,529     1.1
                              ------------ -------    -----------  -------      ------------ ---------

                                  $ 89,853   4.0%      $1,598,959   12.8%       $1,688,812    11.4%
                              ============ =======    ===========  =======      ============ =========

June 30, 2001                     Held for Sale             Serviced               Total Managed
------------------------------------------------------------------------------------------------------
                                 Amount     Percent      Amount     Percent      Amount      Percent
                              ------------- --------------------------------- -------------- ---------
Delinquent contracts:
  31 to 60 days                   $ 36,791   1.9%      $  639,634    7.7%       $  676,425     6.6%
  Greater than 60 days              14,778   0.8          235,313    2.9           250,091     2.5
                              ------------ ------     -----------  -------      ------------ ---------

                                    51,569   2.7          874,947   10.6           926,516     9.1
  In repossession                    8,737   0.4           96,766    1.2           105,503     1.0
                              ------------ ------     -----------  -------      ------------ ---------

                                  $ 60,306   3.1%      $  971,713   11.8%       $1,032,019    10.1%
                              ============ =======    ============ =======      ============ =========

Delinquencies in the Company's managed receivables portfolio may vary from period to period based upon the average age or seasoning of the portfolio, seasonality within the calendar year and economic factors. Due to the Company's target customer base, a relatively high percentage of accounts become delinquent at some point in the life of a loan and there is a fairly high rate of account movement between current and delinquent status in the portfolio. Delinquencies were higher as of June 30, 2002, compared to June 30, 2001, due to continued weakness in the economy, including higher unemployment rates, and, to a lesser extent, an increase in the average age of the Company's managed receivables portfolio.

In accordance with its policies and guidelines, the Company at times offers payment deferrals to consumers, whereby the consumer is allowed to move a delinquent payment to the end of the loan typically by paying a fee (approximately the interest portion of the payment deferred). The Company's policies and guidelines, as well as certain contractual restrictions in the Company's securitization transactions, limit the number and frequency of deferments that may be granted. An account for which all delinquent payments are deferred is classified as current at the time the deferment is granted. Thereafter, such account is aged based on the timely payment of future installments in the same manner as any other account. Contracts receiving a payment deferral as an average quarterly percentage of average managed auto receivables outstanding were 4.9%, 4.7% and 4.4% for fiscal 2002, 2001 and 2000, respectively. Receivables held for sale receiving a payment deferral were less than 2.0% of the total amount deferred in fiscal 2002, 2001 and 2000.

The Company evaluates the results of its deferment strategies based upon the amount of cash installments that are collected on accounts that have been deferred versus the extent to which the collateral underlying deferred accounts has depreciated over the same period of time. The Company believes that payment deferrals granted according to its policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the portfolio.

The following table presents charge-off data with respect to the Company's auto receivables portfolio (dollars in thousands):

Years Ended June 30,                            2002         2001        2000
-------------------------------------------------------------------------------
Held for sale:
  Repossession charge-offs                   $  76,799    $  26,554   $  16,080
  Less: Recoveries                             (39,520)     (13,850)     (8,490)
  Mandatory charge-offs (1)                     17,141        4,630       2,033
                                             ----------------------------------

  Net charge-offs                            $  54,420    $  17,334   $   9,623
                                             ==================================

Serviced:
  Repossession charge-offs                   $ 740,016    $ 432,590   $ 325,115
  Less: Recoveries                            (355,252)    (220,565)   (173,591)
  Mandatory charge-offs (1)                    134,634       72,332      53,129
                                             ----------------------------------

  Net charge-offs                            $ 519,398    $ 284,357   $ 204,653
                                             ==================================
Total managed:
  Repossession charge-offs                   $ 816,815    $ 459,144   $ 341,195
  Less: Recoveries                            (394,772)    (234,415)   (182,081)
  Mandatory charge-offs (1)                    151,775       76,962      55,162
                                             ----------------------------------

  Net charge-offs                            $ 573,818    $ 301,691   $ 214,276
                                             ==================================

Net charge-offs as a percentage of average
  managed receivables outstanding                  4.6%         3.6%        4.0%
                                             ==================================
Recoveries as a percentage of
  repossession charge-offs                        48.3%        51.1%       53.4%
                                             ==================================

(1) Mandatory charge-offs represent accounts charged-off in full with no recovery amounts realized at time of charge-off.

Net charge-offs as an annualized percentage of average managed receivables outstanding may vary from period to period based upon the average age or seasoning of the portfolio and economic factors. Net charge-offs increased for fiscal 2002 compared to fiscal 2001 due to continued weakness in the economy, including higher unemployment rates, and due to lower net recoveries on repossessed vehicles. Net charge-offs decreased for fiscal 2001 compared to fiscal 2000 due to changes in the Company's credit strategies and favorable economic conditions. Recoveries as a percentage of repossession charge-offs decreased due to general declines in used car auction values.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of cash have been borrowings under its warehouse facilities and sales of auto receivables to Trusts in securitization transactions. The Company's primary uses of cash have been purchases of receivables and funding credit enhancement requirements for securitization transactions.

The Company required cash of $9,055.0 million, $6,367.8 million and $4,425.8 million for the purchase of auto finance contracts during fiscal 2002, 2001 and 2000, respectively. These purchases were funded initially utilizing warehouse facilities and subsequently through the sale of auto receivables in securitization transactions.

The Company has four separate funding agreements with administrative agents on behalf of institutionally managed commercial paper conduits and bank groups with aggregate structured warehouse financing availability of approximately $3,845.0 million. Two of the commercial paper facilities are renewable annually and provide for available structured warehouse financing of $550.0 million and $250.0 million, respectively, currently through September 2002. Another facility provides for multi-year structured warehouse financing with availability of $500.0 million through November 2003. A fourth facility provides for available structured warehouse financing of $2,545.0 million, of which $380.0 million matures in March 2003 and the remaining $2,165.0 million matures in March 2005. No amounts were outstanding under these facilities as of June 30, 2002.

The Company also has three funding agreements with administrative agents on behalf of institutionally managed medium term note conduits under which $500.0 million, $750.0 million and $500.0 million, respectively, of proceeds are available through the terms of the agreements.

The funding agreements allow for the substitution of auto receivables (subject to an overcollateralization formula) for cash, and vice versa, thus allowing the Company to use the medium term note proceeds to finance auto receivables on a revolving basis. The agreements mature in December 2003, June 2004 and February 2005, respectively. A total of $1,750.0 million was outstanding under these facilities as of June 30, 2002.

The Company's Canadian subsidiary has a revolving credit agreement, under which the subsidiary may borrow up to $150.0 million Cdn., subject to a defined borrowing base. This facility matures in August 2003. A total of $2.0 million was outstanding under the Canadian revolving credit agreement as of June 30, 2002. Additionally, the Company's Canadian subsidiary has a warehouse credit facility with availability of $100.0 million Cdn., subject to a defined borrowing base. The warehouse credit facility expires in May 2003. No amounts were outstanding under the warehouse credit facility as of June 30, 2002.

As is customary in the Company's industry, certain of the Company's warehouse facilities need to be renewed on an annual basis. The Company has historically been successful in renewing and expanding these facilities on an annual basis. If the Company was unable to renew these facilities on acceptable terms, there could be a material adverse effect on the Company's financial position, results of operations and liquidity.

In June 2002, the Company issued $175.0 million of 9.25% senior notes that are due in May 2009. Interest on the notes is payable semiannually in May and November. The proceeds from the senior notes issuance were used to redeem $135.4 million of its $175.0 million 9.25% senior notes due in 2004. Subsequent to June 2002, the Company redeemed the remaining $39.6 million of senior notes due in 2004.

The following table summarizes the scheduled payments under the Company's contractual long-term debt obligations (in thousands):

 Years Ending June 30,      2003  2004 - 2005 2006 - 2007 After 2007    Total
-------------------------------------------------------------------------------

 Operating leases        $ 80,605  $   28,572    $ 21,280   $ 33,002 $  163,459
 Other notes payable       37,291      17,976       7,674      3,870     66,811
 Medium term notes                  1,750,000                         1,750,000
 Senior notes              39,631                 200,000    175,000    414,631
                         ------------------------------------------------------
      Total              $157,527  $1,796,548    $228,954   $211,872 $2,394,901
                         ======================================================

The Company has completed thirty-three auto receivables securitization transactions through June 30, 2002. The proceeds from the transactions were primarily used to repay borrowings outstanding under the Company's warehouse facilities.

A summary of the active transactions through June 30, 2002, is as follows (in millions):

                                    Original   Balance at
Transaction/(a)/          Date       Amount  June 30, 2002
----------------------------------------------------------

1998-D               November 1998 $   625.0     $    74.5
1999-A               February 1999     700.0         104.1
1999-B                    May 1999   1,000.0         196.9
1999-C                 August 1999   1,000.0         257.9
1999-D                October 1999     900.0         260.5
2000-A               February 2000   1,300.0         437.8
2000-B                    May 2000   1,200.0         488.0
2000-C                 August 2000   1,100.0         506.2
2000-1               November 2000     495.0         235.3
2000-D               November 2000     600.0         319.4
2001-A               February 2001   1,400.0         794.2
2001-1                  April 2001   1,089.0         663.9
2001-B                   July 2001   1,850.0       1,342.8
2001-C              September 2001   1,600.0       1,269.0
2001-D                October 2001   1,800.0       1,469.2
2002-A               February 2002   1,600.0       1,466.3
2002-1                  April 2002     990.0         922.7
2002-A Canada /(b)/       May 2002     158.9         147.5
2002-B                   June 2002   1,200.0       1,191.5
                                   -----------------------

                                   $20,607.9     $12,147.7
                                   =======================

(a) Transactions 1994-A, 1995-A and B, 1996-A, B, C and D, 1997-A, B, C and D, and 1998-A, B and C originally totaling $3,520.5 million have been paid off as of June 30, 2002.
(b) The balance at June 30, 2002 reflects fluctuations in foreign currency translation rates in addition to principal pay downs.

In connection with securitization transactions, the Company is required to provide credit enhancement in order to attain specific credit ratings for the asset-backed securities issued by the Trusts. The Company typically makes an initial deposit to a restricted cash account and subsequently uses excess cash flows generated by the Trusts to either increase the restricted cash account or repay the outstanding asset-backed securities on an accelerated basis, thus creating additional credit enhancement through overcollateralization in the Trusts. When the credit enhancement levels reach specified percentages of the Trust's pool of receivables, excess cash flows are distributed to the Company. The Company generally expects to begin to receive excess cash flow distributions from its insured securization transactions approximately 15 to 18 months after receivables are securitized, although the timing of cash flow distributions is dependent upon the structure of the securitization transaction.

The Company employs two types of securitization structures. The structure the Company utilizes most frequently involves the purchase of a financial guaranty policy issued by an insurer to cover the asset-backed securities and the use of reinsurance and other alternative credit enhancements to reduce the required initial deposit to the restricted cash account. The reinsurance used to reduce the Company's initial cash deposit has typically been arranged by the insurer of the asset-backed securities. As of June 30, 2002, the Company had commitments from the insurer for an additional $125.5 million of reinsurance that expires in December 2002. In August 2002, the Company obtained an additional $200.0 million of reinsurance commitments that will expire in December 2003. The new reinsurance commitments increase the Company's initial cash deposit requirement to a level of 3%, compared to 2% under the previous commitments, which will require an additional $50.0 million of cash deposits over the term of the new commitments. Also, in August 2002, the Company entered into a revolving credit enhancement facility that provides for borrowing up to $290.0 million for the financing of bonds rated BBB- and BB- by Standard and Poor's in connection with securitization transactions. This credit facility provides additional liquidity for credit enhancement in the future. The Company relies on these reinsurance arrangements and the credit facility to supplement the amount of cash the Company would otherwise require to support its securitization program. If the Company was unable to access reinsurance or alternative credit enhancements on acceptable terms, there could be a material adverse effect on the Company's liquidity.

The Company had a credit enhancement facility with a financial institution which the Company used to fund a portion of the initial cash deposit in securitization transactions through October 2001, similar to the amount covered by the reinsurance described above. Borrowings under the credit enhancement facility were collateralized by the Company's credit enhancement assets. In June 2002, this credit enhancement facility was terminated by mutual agreement and borrowings under this facility have been repaid with a corresponding release of restricted cash. The Company replaced the credit enhancement provided by such facility with a $130.0 million letter of credit from another financial institution. This letter of credit does not represent funded debt and, therefore, is not recorded as debt on the Company's consolidated balance sheet.

The Company's second securitization structure involves the sale of subordinate asset-backed securities in order to provide credit enhancement for the senior asset-backed securities. The subordinate asset-backed securities replace a portion of the Company's initial credit enhancement deposit otherwise required in a securitization transaction in a manner similar to the utilization of reinsurance or other alternative credit enhancements described in the preceding paragraphs.

Initial deposits for credit enhancement purposes were $368.5 million, $180.0 million and $192.0 million for fiscal 2002, 2001 and 2000, respectively. Borrowings under the credit enhancement facility of $182.5 million, $57.0 million and $72.0 million for fiscal 2002, 2001 and 2000, respectively, were used to fund initial deposits for credit enhancement purposes. Excess cash flows distributed to the Company were $243.6 million, $214.6 million and $125.1 million for fiscal 2002, 2001 and 2000, respectively.

With respect to the Company's securitization transactions covered by a financial guaranty insurance policy, agreements with the insurer provide that if delinquency, default or net loss ratios in a Trust's pool of receivables exceed certain targets, the specified credit enhancement levels would be increased. If a targeted ratio were exceeded in any insured securitization and a waiver were not granted by the insurer, excess cash flows from all of the Company's insured securitizations could be used by the insurer to increase credit enhancement for the securitization in which a ratio was exceeded to higher specified levels rather than being distributed to the Company. If a targeted ratio were exceeded for an extended period of time in larger securitizations requiring a greater amount of additional credit enhancement, there could be a material adverse effect on the Company's liquidity.

As of August 31, 2002, none of the Company's securitizations had delinquency, default or net loss ratios in excess of the targeted levels. However, as a result of expected seasonal increases in delinquency levels through February 2003 and the prospects for continued economic weakness, the Company believes that it is likely that the initially targeted delinquency ratios will be exceeded in certain of its securitizations during that time period. In September 2002, the insurer agreed to revise the targeted delinquency trigger levels through and including the March 2003 distribution date. As a result, the Company does not expect to exceed the revised targets with respect to any Trusts. The Company anticipates that expected seasonal improvements in delinquency levels after February 2003 will result in the ratios being reduced below applicable target levels. However, further deterioration in the economy subsequent to March 2003 could cause targeted ratios to be exceeded, resulting in greater stress on its liquidity position in the event additional waivers are not granted. The Company may be required to significantly decrease loan origination activities, and implement other significant expense reductions, if securitization distributions to it are materially decreased for a prolonged period of time.

On September 12, 2002, Moody's Investors Service announced its intention to review the Company for a potential credit rating downgrade. In the event of a downgrade, certain of the Company's derivative collateral lines will be reduced. The Company anticipates that the reductions in these derivative collateral lines would require it to pledge an additional $25 million to $40 million in cash to maintain its open derivative positions.


The Company believes that, in addition to its existing capital resources, it will require at least $150 million of additional external capital in the form of equity capital financing, as well as continued execution of securitization transactions and renewal of its existing warehouse facilities, in order to fund its liquidity needs in fiscal 2003. There can be no assurance that funding will be available to the Company through these sources or, if available, that it will be on terms acceptable to it. If the Company is unable to obtain additional equity capital or execute securitization transactions on a regular basis before December 2002, it may be required to significantly decrease loan origination activities and implement significant expense reductions, all of which may have a material adverse affect on the Company's ability to achieve its business and financial objectives.

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

Derivative financial instruments are utilized to manage the gross interest rate spread on the Company's securitization transactions. The Company sells fixed rate auto receivables to Trusts that, in turn, sell either fixed rate or floating rate securities to investors. The fixed rates on securities issued by the Trusts are indexed to market interest rate swap spreads for transactions of similar duration or various London Interbank Offered Rates ("LIBOR"). The floating rates on securities issued by the Trusts are indexed to LIBOR. The Company uses interest rate swap agreements to convert the floating rate exposures on securities issued by the Trusts to a fixed rate hedging the variability in future excess cash flows to be received by the Company over the life of the securitization attributable to interest rate risk. The Company utilizes these derivative financial instruments to modify its net interest sensitivity to levels deemed appropriate based on the Company's risk tolerance.

The Company also uses an interest rate swap agreement to hedge the fair value of certain of its fixed rate senior notes. The carrying value of the senior notes is adjusted to reflect the effective portion of the fair value hedge. The fair value of the interest rate swap agreement is included on the Company's consolidated balance sheets in other assets.

In addition, the Company utilizes interest rate cap agreements as part of its interest rate risk management strategy for securitization transactions as well as for warehouse credit facilities. The purchaser of the interest rate cap agreement pays a premium in return for the right to receive the difference in the interest cost at any time a specified index of market interest rates rises above the stipulated "cap" rate. The interest rate cap agreement purchaser bears no obligation or liability if interest rates fall below the "cap" rate. The Company's special purpose finance subsidiaries are contractually required to purchase interest rate cap agreements as credit enhancement in connection with securitization transactions involving notes with floating interest rates and warehouse credit facilities. The Company simultaneously sells a corresponding interest rate cap agreement in order to offset cash needed to purchase the interest rate cap agreement. The fair value of the interest rate cap agreements purchased and sold by the Company is included in other assets and liabilities on the Company's consolidated balance sheets. The fair value of the interest rate cap agreements purchased by the Trusts is reflected in the valuation of the credit enhancement assets.

The following table provides information about the Company's interest rate-sensitive financial instruments by expected maturity date as of June 30, 2002 (dollars in thousands):

Years Ending June 30,            2003        2004        2005        2006       2007    Thereafter Fair Value
----------------------------------------------------------------------------------------------------------------

Assets:
 Receivables held for sale    $2,198,391                                                           $2,315,010
 Interest-only receivables
   from Trusts                $  138,748  $  177,201  $  167,402  $   31,146                       $  514,497
 Interest rate swaps
   Notional amounts           $  200,000  $  200,000  $  200,000  $  166,667                       $    5,548
   Average pay rate                 6.95%       8.68%       9.73%      10.21%
   Average receive rate             9.88%       9.88%       9.88%       9.88%
 Interest rate caps purchased
   Notional amounts           $1,668,864  $1,444,276  $1,192,558  $  911,248  $595,942   $242,017  $   16,741
   Average strike rate              6.61%       6.60%       6.60%       6.59%     6.59%      6.59%

Liabilities:
 Warehouse credit facilities
   Principal amounts          $    1,974  $1,250,000  $  500,000                                   $1,751,974
   Weighted average effective
      interest rate                 2.78%       4.57%       5.58%
 Senior notes
   Principal amounts          $   39,631                          $  200,000             $175,000  $  403,798
   Weighted average effective
      interest rate                 9.25%                               9.88%                9.36%
 Interest rate swaps
   Notional amounts           $1,086,341  $  535,780  $  162,288  $    9,655                       $   66,869/(a)/
   Average pay rate                 7.08%       7.13%       7.07%       6.86%
   Average receive rate             2.50%       4.26%       5.48%       5.91%
 Interest rate caps sold
   Notional amounts           $3,016,192  $2,273,768  $1,561,615  $  980,597  $600,015   $242,017  $   19,053
   Average strike rate              6.77%       6.81%       6.84%       6.66%     6.60%      6.59%

(a) Unrealized losses on interest rate swap agreements are offset by unrealized gains on credit enhancement assets.

The following table provides information about the Company's interest rate-sensitive financial instruments by expected maturity date as of June 30, 2001 (dollars in thousands):

Years Ending June 30,              2002        2003        2004         2005        2006     Thereafter    Fair Value
------------------------------------------------------------------------------------------------------------------------
Assets:
 Receivables held for sale      $1,921,465                                                                 $2,032,603
 Interest-only receivables
   from Trusts                  $  148,016  $  107,034  $  113,310   $   19,535                            $  387,895
 Interest rate caps purchased
   Notional amounts             $3,285,879  $2,822,020  $2,101,618   $1,301,145   $516,854    $152,013     $   18,640
   Average strike rate                7.36%       7.40%       7.44%        7.46%      7.37%       7.31%

Liabilities:
 Warehouse credit facilities
   Principal amounts            $  252,879              $1,250,000                                         $1,502,879
   Weighted average effective
      interest rate                   4.61%                   6.64%
 Senior notes
   Principal amounts                                    $  175,000                $200,000                 $  374,125
   Weighted average effective
      interest rate                                           9.25%                   9.88%
 Interest rate swaps
   Notional amounts             $1,564,897  $1,070,612  $  520,980   $  144,440   $  8,538                 $   64,156/(a)/
   Average pay rate                   7.03%       7.08%       7.13%        7.08%      6.82%
   Average receive rate               4.14%       4.14%       4.10%        4.06%      4.06%
 Interest rate caps sold
   Notional amounts             $3,285,879  $2,822,020  $2,101,618   $1,301,145   $516,854    $152,013     $   18,640
   Average strike rate                7.36%       7.40%       7.44%        7.46%      7.37%       7.31%

(a) Unrealized losses on interest rate swap agreements are offset by unrealized gains on credit enhancement assets.

The Company assumes that receivables held for sale will be sold within one year of origination. Interest-only receivables from Trusts are estimated to be realized by the Company in future periods using discount rate, prepayment and credit loss assumptions similar to the Company's historical experience. Notional amounts on interest rate swap and cap agreements are based on contractual terms. Warehouse credit facilities and senior notes principal amounts have been classified based on expected payoff.

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

CURRENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Intangible Assets" ("SFAS 142"). SFAS 141 and SFAS 142 require that all business combinations initiated after June 30, 2001, be accounted for under the purchase method and establish the specific criteria for the recognition of intangible assets separately from goodwill. Under SFAS 142, goodwill will no longer be amortized, but will be subject to impairment tests at least annually. The Company adopted SFAS 141 on July 1, 2001, and it did not impact the Company's financial position or results of operations. SFAS 142 will be effective for the Company's fiscal year ending June 30, 2003. The Company does not believe that the adoption of SFAS 142 will have any impact on the Company's financial position or results of operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). The statement requires that retirement obligations be recorded as a liability using the present value of the estimated cash flows and a corresponding amount would be capitalized as part of the asset's carrying amount. The capitalized asset retirement cost would be amortized to expense over the asset's useful life using a systematic and rational allocation method. The estimate of the asset retirement obligation will change and have to be revised over time. The Company does not believe that the adoption of this statement will have any impact on the Company's financial position or results of operations. This statement will be effective for the Company's fiscal year ending June 30, 2003.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144
superceded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company does not believe that the adoption of this statement will have any impact on the Company's financial position or results of operations. This statement will be effective for the Company's fiscal year ending June 30, 2003.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145 rescinds Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, Statement of Financial Accounting Standards No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 also rescinds Statement of Financial Accounting Standards No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company does not believe that the adoption of this statement will have a material effect on the Company's financial position or results of operations. This statement will be effective for the Company's fiscal year ending June 30, 2003.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses the accounting and reporting for costs associated with exit or disposal activities and certain costs associated with those activities. The Company does not believe that the adoption of this statement will have any impact on the Company's financial position or results of operations. This statement will be effective for the Company's fiscal year ending June 30, 2003.

FORWARD-LOOKING STATEMENTS

The preceding Management's Discussion and Analysis of Financial Condition and Results of Operations section contains several "forward-looking statements." Forward-looking statements are those which use words such as "believe," "expect," "anticipate," "intend," "plan," "may," "will," "should," "estimate," "continue" or other comparable expressions. These words indicate future events and trends. Forward-looking statements are the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to many risks and uncertainties that could cause actual results to differ significantly from historical results or from those anticipated by the Company. The most significant risks are detailed from time to time in the Company's filings and reports with the Securities and Exchange Commission including the Company's Annual Report on Form 10-K for the year ended June 30, 2002. It is advisable not to place undue reliance on the Company's forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                AMERICREDIT CORP.
                           CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)

June 30,                                              2002              2001
------------------------------------------------------------------------------
Assets
Cash and cash equivalents                         $  119,445        $   77,053
Receivables held for sale, net                     2,198,391         1,921,465
Interest-only receivables from Trusts                514,497           387,895
Investments in Trust receivables                     691,065           493,022
Restricted cash                                      343,570           270,358
Property and equipment, net                          120,505            67,828
Other assets                                         237,458           167,286
                                                  ----------------------------

      Total assets                                $4,224,931        $3,384,907
                                                  ============================

Liabilities and Shareholders' Equity
Liabilities:
   Warehouse credit facilities                    $1,751,974        $1,502,879
   Credit enhancement facility                                          36,319
   Senior notes                                      418,074           375,000
   Other notes payable                                66,811            23,077
   Funding payable                                   126,893            60,460
   Accrued taxes and expenses                        194,260           114,041
   Derivative financial instruments                   85,922            82,796
   Deferred income taxes                             148,681           130,139
                                                  ----------------------------

      Total liabilities                            2,792,615         2,324,711
                                                  ----------------------------

Commitments and contingencies (Note 7)

Shareholders' equity:
   Preferred stock, $.01 par value per share,
      20,000,000 shares authorized; none issued
   Common stock, $.01 par value per share,
      230,000,000 and 120,000,000 shares
      authorized; 91,716,416 and 89,853,792
      shares issued                                      917               899
   Additional paid-in capital                        573,956           520,077
   Accumulated other comprehensive income             42,797            73,689
   Retained earnings                                 832,446           484,963
                                                  ----------------------------

                                                   1,450,116         1,079,628
   Treasury stock, at cost (5,899,241 and
      6,439,737 shares)                              (17,800)          (19,432)
                                                  ----------------------------

      Total shareholders' equity                   1,432,316         1,060,196
                                                  ----------------------------

      Total liabilities and shareholders' equity  $4,224,931        $3,384,907
                                                  ============================

  The accompanying notes are an integral part of these consolidated financial statements.

                                AMERICREDIT CORP.
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                  (dollars in thousands, except per share data)

Years Ended June 30,                                         2002                   2001                   2000
--------------------------------------------------------------------------------------------------------------------
Revenue
  Finance charge income                                 $    339,430           $    225,210           $    124,150
  Gain on sale of receivables                                448,544                301,768                209,070
  Servicing fee income                                       389,371                281,239                170,251
  Other income                                                12,887                 10,007                  6,209
                                                        ----------------------------------------------------------

                                                           1,190,232                818,224                509,680
                                                        ----------------------------------------------------------

Costs and expenses
  Operating expenses                                         424,131                308,453                223,219
  Provision for loan losses                                   65,161                 31,387                 16,359
  Interest expense                                           135,928                116,024                 69,310
  Charge for closing mortgage operations                                                                    10,500
                                                        ----------------------------------------------------------

                                                             625,220                455,864                319,388
                                                        ----------------------------------------------------------

Income before income taxes                                   565,012                362,360                190,292

Income tax provision                                         217,529                139,508                 75,791
                                                        ----------------------------------------------------------

    Net income                                               347,483                222,852                114,501
                                                        ----------------------------------------------------------

Other comprehensive income (loss)
  Unrealized (losses) gains on
    credit enhancement assets                                (50,805)               111,125                 37,995
  Unrealized losses on
    cash flow hedges                                          (2,712)               (64,156)
  Foreign currency translation adjustment                      2,022
  Income tax benefit (provision)                              20,603                (18,083)               (14,602)
                                                        ----------------------------------------------------------
  Other comprehensive income                                 (30,892)                28,886                 23,393
                                                        ----------------------------------------------------------

    Comprehensive income                                $    316,591           $    251,738           $    137,894
                                                        ==========================================================

Earnings per share
  Basic                                                 $       4.10           $       2.80           $       1.57
                                                        ==========================================================

  Diluted                                               $       3.87           $       2.60           $       1.48
                                                        ==========================================================

Weighted average shares outstanding                       84,748,033             79,562,495             73,038,005
                                                        ==========================================================
Weighted average shares and
  assumed incremental shares                              89,800,621             85,852,086             77,613,652
                                                        ==========================================================

   The accompanying notes are an integral part of these consolidated financial statements.

                                AMERICREDIT CORP.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (dollars in thousands)

                                                                     Accumulated
                                                         Additional     Other
                                       Common Stock        Paid-in  Comprehensive    Retained      Treasury Stock
                                       ------------                                                --------------
                                    Shares      Amount     Capital  Income (Loss)    Earnings    Shares      Amount
---------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999          71,498,474    $  715   $  252,194  $    21,410    $  147,610  7,357,030  $ (22,199)

Common stock issued on
  exercise of options              3,028,060        30       23,825

Income tax benefit from
  exercise of options                                        11,583

Common stock issued in
  public offering                  9,200,000        92      111,455

Other comprehensive income, net
  of income taxes of $14,602                                              23,393

Common stock issued for
  employee benefit plans                                      2,922                              (348,171)     1,048

Net income                                                                             114,501
                                  -----------------------------------------------------------------------------------

Balance at June 30, 2000          83,726,534       837      401,979       44,803       262,111  7,008,859    (21,151)

Common stock issued on
  exercise of options              6,075,558        61       49,313                              (200,000)       604

Income tax benefit from
  exercise of options                                        63,293

Other comprehensive income, net
  of income taxes of $18,083                                              28,886

Common stock issued for
  employee benefit plans              51,700         1        5,492                              (369,122)     1,115

Net income                                                                             222,852
                                  -----------------------------------------------------------------------------------

Balance at June 30, 2001          89,853,792       899      520,077       73,689       484,963  6,439,737    (19,432)

Common stock issued on
  exercise of options              1,710,451        17       20,800

Income tax benefit from
  exercise of options                                        22,304

Other comprehensive loss, net of
  income taxes of $20,603                                                (30,892)

Common stock issued for
  employee benefit plans             152,173         1       10,775                              (540,496)     1,632

Net income                                                                             347,483
                                  -----------------------------------------------------------------------------------

Balance at June 30, 2002          91,716,416    $  917   $  573,956  $    42,797    $  832,446  5,899,241  $ (17,800)
                                  ===================================================================================

   The accompanying notes are an integral part of these consolidated financial statements.

                                AMERICREDIT CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

Years Ended June 30,                                            2002              2001             2000
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income                                               $    347,483       $   222,852      $   114,501
  Adjustments to reconcile net income
    to net cash used by operating activities:
    Non-cash charge for closing mortgage operations                                                  6,566
    Depreciation and amortization                                38,372            19,740           19,357
    Provision for loan losses                                    65,161            31,387           16,359
    Deferred income taxes                                        61,373            82,947           15,388
    Accretion of present value discount and other              (111,880)          (93,449)         (44,083)
    Non-cash gain on sale of auto receivables                  (424,771)         (243,991)        (186,176)
    Loss on retirement of senior notes                            4,153
  Distributions from Trusts                                     243,596           214,629          125,104
  Initial deposits to credit enhancement assets                (368,495)         (180,008)        (192,000)
  Discount on issuance of senior notes                           (2,135)
  Changes in assets and liabilities:
    Other assets                                                (41,979)           (5,377)         (23,841)
    Accrued taxes and expenses                                   88,017            43,414           27,699
  Purchases of receivables                                   (9,055,028)       (6,367,796)      (4,535,524)
  Principal collections and recoveries on receivables           235,323           110,812           43,756
  Net proceeds from sale of receivables                       8,546,229         5,174,439        4,082,270
                                                           -----------------------------------------------

        Net cash used by operating activities                  (374,581)         (990,401)        (530,624)
                                                           -----------------------------------------------

Cash flows from investing activities
  Net purchases of property and equipment                       (11,559)          (34,278)          (9,751)
  Change in other assets                                        (15,099)          (64,580)         (11,232)
                                                           -----------------------------------------------

        Net cash used by investing activities                   (26,658)          (98,858)         (20,983)
                                                           -----------------------------------------------

Cash flows from financing activities
  Net change in warehouse credit facilities                     248,073         1,015,179          373,041
  Proceeds from issuance of senior notes                        175,000
  Retirement of senior notes                                   (139,522)
  Borrowings under credit enhancement facility                  182,500            57,000           72,000
  Debt issuance costs                                           (22,518)
  Net change in notes payable                                   (21,484)           (5,369)         (11,079)
  Proceeds from issuance of common stock                         20,818            56,586          139,372
                                                           -----------------------------------------------

        Net cash provided by financing activities               442,867         1,123,396          573,334

Effect of exchange rate changes on cash
  and cash equivalents                                              764
                                                           -----------------------------------------------

Net increase in cash and cash equivalents                        42,392            34,137           21,727

Cash and cash equivalents at beginning of year                   77,053            42,916           21,189
                                                           -----------------------------------------------

Cash and cash equivalents at end of year                   $    119,445       $    77,053      $    42,916
                                                           ===============================================

   The accompanying notes are an integral part of these consolidated financial statements.

                                AMERICREDIT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

History and Operations

AmeriCredit Corp. ("Company") was formed on August 1, 1986, and, since September 1992, has been in the business of purchasing and servicing automobile sales finance contracts. The Company operated 251 auto lending branch offices in 42 states and five Canadian provinces as of June 30, 2002. The Company acquired a subsidiary in November 1996 that originated and sold mortgage loans. During October 1999, the Company ceased the operations of this subsidiary and has liquidated its assets.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's investment in DealerTrack Holdings, Inc. ("DealerTrack"), a company that provides an auto finance transaction processing channel, is accounted for using the cost method since the Company owns less than a 20% voting interest in DealerTrack and does not otherwise exercise significant influence over DealerTrack. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior year amounts, including initial deposits to credit enhancement assets and purchases, sales, and principal collections and recoveries on receivables in the consolidated statements of cash flows, have been reclassified to conform to the current year presentation.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the amount of revenue and costs and expenses during the reporting periods. Actual results could differ from those estimates and those differences may be material. These estimates include, among other things, assumptions for cumulative credit losses, timing of cash flows and discount rates on receivables sold in securitization transactions and the determination of the allowance for loan losses on receivables held for sale.

Cash Equivalents

Investments in highly liquid securities with original maturities of 90 days or less are included in cash and cash equivalents.

Receivables Held for Sale

Receivables held for sale are carried at the lower of cost or fair value. Fair value is measured on an aggregate basis since the receivables have relatively homogenous obligors, collateral, loan size and structure characteristics and are subject to similar risks. Finance charge income related to receivables held for sale is recognized using the interest method. Accrual of finance charge income is suspended on accounts that are more than 60 days delinquent. Fees and commissions received (other than acquisition fees described below) and direct costs of originating loans are deferred and amortized over the term of the related receivables using the interest method and are removed from the consolidated balance sheets when the related finance contract is sold, charged-off or paid in full.

Finance contracts are generally purchased by the Company from auto dealers without recourse, and accordingly, the dealer usually has no liability to the Company if the consumer defaults on the contract. To mitigate the risk from potential credit losses, the Company may charge dealers a non-refundable acquisition fee when purchasing individual finance contracts. The Company records such acquisition fees as a nonaccretable reduction in the carrying value of the related finance contract. Nonaccretable acquisition fees are removed from the consolidated balance sheets when the related finance contract is sold, charged-off or paid in full.

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses on receivables that are either currently ineligible for sale or may in the future become ineligible for sale and thus may be held indefinitely by the Company. Receivables are ineligible for sale if they do not meet certain criteria established in connection with securitization transactions, the most significant of which is that receivables must be less than 31 days delinquent at the time of sale. The Company reviews charge-off experience factors, delinquency reports, historical collection rates, estimates of the value of the underlying collateral, economic trends and other information in order to make the necessary judgments as to probable credit losses on receivables that may be held indefinitely by the Company and the appropriateness of the related provision and allowance for loan losses. Receivables, including accrued interest, are charged-off to the allowance for loan losses when the Company repossesses and disposes of the collateral or the account is otherwise deemed uncollectable.

Credit Enhancement Assets

The Company periodically sells receivables to certain special purpose financing trusts ("Trusts"), and the Trusts, in turn, issue asset-backed securities to investors in securitization transactions. The Company retains an interest in the receivables sold in the form of a residual or interest-only receivables from Trust and may also retain other subordinated interests in the receivables sold to the Trusts. The residual or interest-only receivables from Trusts represents the present value of future excess cash flows resulting from the difference between the finance charge income received from the obligors on the receivables and the interest paid to the investors in the asset-backed securities, net of credit losses, servicing fees and other expenses.

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

Since auto receivables held by the Trusts can be contractually prepaid or otherwise settled in such a way that the Company would not recover all of its recorded investment in the retained interests, credit enhancement assets are classified as available for sale and are measured at fair value. Unrealized holding gains or temporary holding losses are reported net of income tax effects as accumulated other comprehensive income that is a separate component of shareholders' equity until realized. If a decline in fair value is deemed other than temporary, the assets are written down through an impairment charge to operations.

The fair value of credit enhancement assets is estimated by calculating the present value of the excess cash flows from the Trusts using discount rates commensurate with the risks involved. Such calculations include estimates of cumulative credit losses for the remaining term of the receivables transferred to the Trusts since this factor most impacts the amount and timing of future excess cash flows. If cumulative credit losses exceed the Company's original estimates, the credit enhancement assets could be written down through a charge to operations as an other than temporary impairment. Favorable credit loss experience compared to the Company's original estimates could result in additional earnings when realized. The discount used to estimate the present value of future excess cash flows is accreted into income using the interest method over the expected life of the securitization and is recorded as part of servicing fee income.

In connection with securitization transactions, the Company is required to provide credit enhancement in order to attain specific credit ratings for the asset-backed securities issued by the Trusts. The Company typically makes a deposit to a restricted cash account and may also retain a subordinated interest in the receivables sold to the Trusts to establish initial credit enhancement levels. Monthly cash collections from the pools of receivables in excess of required principal and interest payments on the asset-backed securities and servicing fees and other expenses are either added to the restricted cash accounts or used to repay the outstanding asset-backed securities on an accelerated basis, thus creating additional credit enhancement through overcollateralization in the Trusts. This overcollateralization, as well as any initial retained interest in the receivables sold to the Trusts, is recorded as investments in Trust receivables in the Company's consolidated balance sheets. When the credit enhancement levels reach specified percentages of the pools of receivables, excess cash flows are distributed to the Company. In the event that monthly cash collections are insufficient to make required principal and interest payments to the investors and pay servicing fees and other expenses, any shortfall would be first drawn from the restricted cash accounts.

A financial guaranty insurance company ("Insurer") has provided a financial guaranty insurance policy for the benefit of investors in certain of the Company's securitization transactions. The agreements with the Insurer provide that if delinquency, default or net loss ratios in the pools of receivables supporting the asset-backed securities exceed certain targets, the specified levels of credit enhancement would be increased and, in certain cases, the Company would be removed as servicer of the receivables.

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

Derivative Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133," and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 133"), on July 1, 2000. Unrealized gains and losses on derivatives that arose prior to the initial application of SFAS 133 and that were previously deferred as adjustments of the carrying amount of hedged items were not adjusted. Accordingly, the Company did not record a transition adjustment from the adoption of SFAS 133.

The Company sells fixed rate auto receivables to Trusts that, in turn, sell either fixed rate or floating rate securities to investors. The interest rates on the floating rate securities issued by the Trusts are indexed to various London Interbank Offered Rates ("LIBOR"). The Company utilizes interest rate swap agreements to convert floating rate exposures on securities issued by the Trusts to fixed rates, hedging the variability in future excess cash flows to be received by the Company over the life of the securitization attributable to interest rate risk. These interest rate swap agreements are designated as cash flow hedges of the credit enhancement assets.

The Company's interest rate swap agreements qualify for hedge accounting treatment. Since the underlying credit enhancement assets being hedged by the interest rate swap agreements expose the Company to interest rate risk, the interest rate swap agreements reduce the Company's sensitivity to interest rate risk. The interest rate swap agreements are designated and deemed effective in hedging the Company's exposure to interest rate risk.

The fair value of the interest rate swap agreements is included in the Company's consolidated balance sheets, and the related unrealized gains or losses on these agreements are deferred and included in shareholders' equity as a component of other comprehensive income. These deferred gains or losses are recognized as an adjustment to income over the same period in which cash flows from the related credit enhancement assets affect earnings. However, to the extent that any of these contracts are not considered to be perfectly effective in offsetting the change in the value of the cash flows being hedged, any changes in fair value relating to the ineffective portion of these contracts are recognized in income.

The Company also utilized an interest rate swap agreement to hedge the change in fair value of certain of its fixed rate senior notes. The change in fair value of the interest rate swap agreement and the senior notes are recognized in income. If the interest rate swap agreement terminates prior to maturity, previous adjustments to the carrying value of the senior notes will be recognized in income over the life of the senior notes on an effective yield basis.

The Company formally documents all relationships between interest rate swap agreements and the underlying asset and liability being hedged, as well as its risk management objective and strategy for undertaking the hedge transactions. At hedge inception and at least quarterly, the Company also formally assesses whether the interest rate swap agreements that are used in hedging transactions have been highly effective in offsetting changes in the cash flows or fair value of the hedged items and whether those interest rate swap agreements may be expected to remain highly effective in future periods. The Company will discontinue hedge accounting prospectively when it is determined that an interest rate swap agreement has ceased to be highly effective as a hedge.

The Company also utilizes interest rate cap agreements as part of its interest rate risk management strategy for securitization transactions as well as for warehouse credit facilities. The Trusts and the Company's wholly owned special purpose finance subsidiaries typically purchase interest rate cap agreements to limit variability in excess cash flows from receivables sold to the Trusts or financed under warehouse credit facilities due to potential increases in interest rates. The purchaser of the interest rate cap agreement pays a premium in return for the right to receive the difference in the interest cost at any time a specified index of market interest rates rises above the stipulated "cap" rate. The interest rate cap agreement purchaser bears no obligation or liability if interest rates fall below the "cap" rate. The Company's special purpose finance subsidiaries are contractually required to purchase interest rate cap agreements as credit enhancement in connection with securitization transactions and warehouse credit facilities. The Company simultaneously sells a corresponding interest rate cap agreement in order to offset the cash used to purchase the interest rate cap agreement. The fair value of the interest rate cap agreements purchased and sold by the Company is included in other assets and liabilities on the Company's consolidated balance sheets. The fair value of the interest rate cap agreements purchased by the Trusts is reflected in the valuation of the credit enhancement assets.

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

Income Taxes

Deferred income taxes are provided in accordance with the asset and liability method of accounting for income taxes to recognize the tax effects of temporary differences between financial statement and income tax accounting. Valuation allowances for deferred tax assets are provided when realization of such assets are not likely.

2. Receivables Held for Sale

Receivables held for sale consist of the following (in thousands):

June 30,                                              2002              2001
-------------------------------------------------------------------------------

Auto receivables                                  $ 2,261,718      $ 1,973,828

Less nonaccretable acquisition fees                   (40,618)         (42,280)

Less allowance for loan losses                        (22,709)         (10,083)
                                                  ----------------------------

                                                  $ 2,198,391      $ 1,921,465
                                                  ============================

Auto receivables are collateralized by vehicle titles and the Company has the right to repossess the vehicle in the event the consumer defaults on the payment terms of the contract.

The accrual of finance charge income has been suspended on approximately $79.1 million and $40.9 million of delinquent auto receivables as of June 30, 2002 and 2001, respectively.

As of June 30, 2002 and 2001, $120.0 million and $74.8 million, respectively, of receivables held for sale were ineligible for sale.

A summary of the nonaccretable acquisition fees and allowance for loan losses is as follows (in thousands):

Years Ended June 30,                        2002          2001           2000
--------------------------------------------------------------------------------

Balance at beginning of year            $  52,363      $  24,374      $  11,841
Purchases of receivables                  171,537        144,403         97,659
Receivables sold                         (171,314)      (130,467)       (91,862)
Provision for loan losses                  65,161         31,387         16,359
Net charge-offs                           (54,420)       (17,334)        (9,623)
                                        ---------------------------------------

  Balance at end of year                $  63,327      $  52,363      $  24,374
                                        =======================================

3. Securitizations

A summary of the Company's securitization activity and cash inflows and outflows from the Trusts is as follows (in thousands):

Years Ended June 30,                                 2002             2001            2000
----------------------------------------------------------------------------------------------
Receivables sold                                  $8,608,909       $5,300,004      $3,999,999

Net proceeds from sale of receivables              8,546,229        5,173,763       3,955,404

Gain on sale of receivables                          448,544          301,768         207,559

Servicing fees                                       277,491          187,790         126,168

Distributions from Trusts                            243,596          214,629         125,104

The Company retains interests in the receivables sold in the form of credit enhancement assets and servicing responsibilities for receivables sold. As of June 30, 2002 and 2001, the Company was servicing $12,500.7 million and $8,229.9 million, respectively, of auto receivables that have been sold to the Trusts. The Company earns a monthly base servicing fee of 2.25% per annum on the outstanding principal balance of its domestic serviced receivables and any supplemental fee collections (such as late charges) for servicing the receivables sold. The Company believes that servicing fees received on its domestic securitization pools would fairly compensate a substitute servicer should one be required, and, accordingly, the Company records neither a servicing asset nor a servicing liability. The Company recorded a servicing liability related to the servicing of its Canadian securitization pool because it does not receive a monthly servicing fee for its servicing obligations. The servicing liability is included in accrued taxes and expenses on the Company's consolidated balance sheet.

The Trusts and the investors in the asset-backed securities sold by the Trusts have no recourse to the Company's assets other than the credit enhancement assets. The credit enhancement assets are subordinate to the interests of the investors in the Trusts and the value of such assets is subject to the credit risks related to the receivables sold to the Trusts.

Credit enhancement assets consist of the following (in thousands):

June 30,                                             2002         2001
------------------------------------------------------------------------

Interest-only receivables from Trusts            $  514,497   $  387,895
Investments in Trust receivables                    691,065      493,022
Restricted cash                                     343,570      270,358
                                                 -----------------------

                                                 $1,549,132   $1,151,275
                                                 =======================

A summary of activity in the credit enhancement assets is as follows (in thousands):

Years Ended June 30,                                       2002         2001         2000
------------------------------------------------------------------------------------------
Balance at beginning of year                           $1,151,275   $  824,618   $ 494,862
Initial deposits to credit enhancement assets             368,495      180,008     192,000
Non-cash gain on sale of auto receivables                 430,243      243,991     186,176
Payments on credit enhancement facility                  (218,819)     (87,287)     (5,394)
Distributions from Trusts                                (243,596)    (214,629)   (125,104)
Accretion of present value discount and other             111,880       93,449      44,083
Change in unrealized (loss) gain                          (50,805)     111,125      37,995
Foreign currency translation adjustment                       459
                                                       -----------------------------------

  Balance at end of year                               $1,549,132   $1,151,275   $ 824,618
                                                       ===================================

Credit enhancement assets consist of interest-only receivables from Trusts, investments in Trust receivables and restricted cash. At the time of sale of receivables, the Company is required to pledge assets equal to a specified percentage of the securitization pool to support the securitization transaction. Typically, the assets pledged are cash deposited to a restricted account or additional receivables delivered to the Trust, or both, thus creating overcollateralization. These assets represent initial deposits to credit enhancement assets. Also at the time of sale of receivables, a non-cash gain on sale of receivables is recognized consisting of interest-only receivables from Trust and a present value discount related to the assets pledged as initial deposits to credit enhancement assets. The interest-only receivables from Trusts represent the present value of the estimated future excess cash flows to be received by the Company over the life of the securitization.

The securitization transactions require the percentage of assets pledged to support the transaction to increase thereafter until a specified level is attained. Excess cash flows generated by the Trusts are added to the restricted cash account or used to pay down outstanding debt in the Trusts creating overcollateralization until the required percentage level of assets has been reached. Collections of excess cash flows reduce the interest-only receivables from Trusts and the additional assets pledged represent increases in restricted cash and investments in Trust receivables. Once the targeted percentage of assets is reached, additional excess cash flows generated by the Trusts are released to the Company as distributions from Trusts. Additionally, as the balance of the securitization pool declines, the amount of pledged assets needed to maintain the required percentage level becomes smaller. Assets in excess of the required percentage are released to the Company as distributions from Trusts.

Accretion of present value discount represents accretion of the discount used to estimate the present value of future distributions from Trusts using the interest method over the expected life of the securitization.

Unrealized gains (losses) generally represent changes in the fair value of credit enhancement assets as a result of differences between actual securitization pool performance and the original assumptions for such performance or changes in the assumptions as to future securitization pool performance.

Significant assumptions used in determining the gain on sale of auto receivables were as follows:

Years Ended June 30,                                     2002     2001     2000
--------------------------------------------------------------------------------

Cumulative credit losses (including
 unrealized gains at time of sale)                       12.5%    11.3%    10.9%

Discount rate used to estimate present value:
  Interest-only receivables from Trusts                  14.0%    14.0%    12.3%
  Investments in Trust receivables                        9.8%     9.8%     8.1%
  Restricted cash                                         9.8%     9.8%     8.1%

Significant assumptions used in measuring the fair value of credit enhancement assets at the balance sheet dates are as follows:

June 30,                                                 2002          2001
--------------------------------------------------------------------------------

Cumulative credit losses (including remaining        10.4% - 12.7%  8.7% - 11.7%
 unrealized gains at time of sale)

Discount rate used to estimate present value:
   Interest-only receivables from Trusts                 14.0%          14.0%
   Investments in Trust receivables                       9.8%           9.8%
   Restricted cash                                        9.8%           9.8%

The Company has not presented the expected weighted average life and prepayment assumptions used in determining the gain on sale and in measuring the fair value of credit enhancement assets due to the stability of these two attributes over time. A significant portion of the Company's prepayment experience relates to defaults that are considered in the cumulative credit loss assumption. The Company's voluntary prepayment experience on its receivables portfolio typically has not fluctuated with changes in market interest rates or other economic or market factors.

The sensitivity to an immediate 10% and 20% unfavorable change in the assumptions used to measure the fair value of the credit enhancement assets as of June 30, 2002, is as follows (in thousands):

                             Expected
                            Cumulative
                           Credit Losses     Discount Rate
----------------------------------------------------------

Impact on fair value of
   10% adverse change       $ (135,698)         $(31,663)
   20% adverse change         (277,317)          (61,387)

The impact on fair value of these hypothetical adverse changes (net of related income tax benefits) would generally first reduce accumulated other comprehensive income in the consolidated balance sheets prior to resulting in a charge to income.

The adverse changes to the key assumptions and estimates are hypothetical. The change in fair value based on a 10% variation in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on fair value is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another, which might magnify or counteract the sensitivities. Furthermore, due to potential changes in current economic conditions, the estimated fair values as disclosed should not be considered indicative of the future performance of these assets. The sensitivities do not reflect actions management might take to offset the impact of any adverse change.

Expected future cumulative static pool credit losses on receivables that have been sold to the Trusts are shown below:

                                                    Securitizations Completed in
                                                         Years Ended June 30,
                                                         --------------------
                                                    2002       2001         2000
--------------------------------------------------------------------------------

Estimated cumulative credit losses as of: /(a)/
   June 30, 2002                                    11.6%      11.4%       11.1%
   June 30, 2001                                               10.3%        8.8%
   June 30, 2000                                                            9.6%

(a) Cumulative credit losses are calculated by adding the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown for each year is a weighted average for all securitizations during the period.

4.  Warehouse Credit Facilities

Warehouse credit facilities consist of the following (in thousands):

June 30,                                                2002             2001
--------------------------------------------------------------------------------

Commercial paper facilities                                           $  228,794

Medium term notes                                    $1,750,000        1,250,000

Canadian facilities                                       1,974           24,085
                                                     ---------------------------

                                                     $1,751,974       $1,502,879
                                                     ===========================

The Company has four separate funding agreements with administrative agents on behalf of institutionally managed commercial paper conduits and bank groups with aggregate structured warehouse financing availability of approximately $3,845.0 million. Two of the commercial paper facilities are renewable annually and provide for available structured warehouse financing of

$550.0 million and $250.0 million, respectively, through September 2002. Another facility provides for multi-year structured warehouse financing with availability of $500.0 million through November 2003. A fourth facility provides for available structured warehouse financing of $2,545.0 million, of which $380.0 million matures in March 2003 and the remaining $2,165.0 million matures in March 2005.

Under these funding agreements, the Company transfers auto receivables to special purpose finance subsidiaries of the Company, and these subsidiaries in turn issue notes, collateralized by such auto receivables, to the agents. The agents provide funding under the notes to the subsidiaries pursuant to an advance formula and the subsidiaries forward the funds to the Company in consideration for the transfer of auto receivables. While these subsidiaries are included in the Company's consolidated financial statements, these subsidiaries are separate legal entities and the auto receivables and other assets held by the subsidiaries are legally owned by these subsidiaries and are not available to creditors of AmeriCredit Corp. or its other subsidiaries. Advances under the funding agreements bear interest at commercial paper, LIBOR or prime rates plus specified fees depending upon the source of funds provided by the agents. The funding agreements contain various covenants requiring certain minimum financial ratios and results. The funding agreements also require certain funds to be held in restricted cash accounts to provide additional collateral for borrowings under the facilities. As of June 30, 2002 and 2001, these restricted cash accounts totaled $1.6 million and $6.0 million, respectively, and are included in other assets in the consolidated balance sheets. As of June 30, 2001, $254.7 million of auto receivables held for sale were pledged under these funding agreements.

The Company also has three funding agreements with administrative agents on behalf of institutionally managed medium term note conduits under which $500.0 million, $750.0 million and $500.0 million, respectively, of proceeds are available through the terms of the agreements. Under these arrangements, the conduits sold medium term notes and delivered the proceeds to special purpose finance subsidiaries of the Company. These subsidiaries in turn issued notes, collateralized by auto receivables and cash, to the agents. The funding agreements allow for the substitution of auto receivables (subject to an overcollateralization formula) for cash, and vice versa, during the term of the agreements, thus allowing the Company to use the medium term note proceeds to finance auto receivables on a revolving basis. The agreements mature in December 2003, June 2004 and February 2005, respectively. While the special purpose finance subsidiaries are included in the Company's consolidated financial statements, the subsidiaries are separate legal entities and the auto receivables and other assets held by the subsidiaries are legally owned by the subsidiaries and are not available to creditors of AmeriCredit Corp. or its other subsidiaries. The notes issued by the subsidiaries under the funding agreements bear interest at LIBOR plus specified fees. The funding agreements contain various covenants requiring certain minimum financial ratios and results. The funding agreements also require certain funds to be held in restricted cash accounts to provide additional collateral under the notes. As of June 30, 2002 and 2001, these restricted cash accounts totaled $27.8 million and $28.3 million, respectively, and are included in other assets in the consolidated balance sheets. As of June 30, 2002 and 2001, $1,831.8 million and $1,293.8 million, respectively, of auto receivables held for sale were pledged under these funding agreements.

The Company's Canadian subsidiary has a revolving credit agreement, under which the subsidiary may borrow up to $200.0 million Cdn., subject to a defined borrowing base. Borrowings under the credit agreement are collateralized by certain Canadian auto receivables and bear interest at the Canadian Bankers Acceptance Rate plus specified fees. In August 2002, the Company renewed this revolving credit agreement providing for borrowings of up to $150.0 million Cdn. through August 2003. Additionally, the Company's Canadian subsidiary has a warehouse credit facility with availability of $100.0 million Cdn. subject to a defined borrowing base. The warehouse credit facility expires in May 2003. The Canadian facilities contain various covenants requiring certain minimum financial ratios and results. As of June 30, 2002, $4.0 million Cdn. of auto receivables held for sale were pledged under the credit agreement.

5.  Credit Enhancement Facility

The Company had a credit enhancement facility with a financial institution that was used to fund a portion of the initial restricted cash deposit required in certain of its securitization transactions. Borrowings under the credit enhancement facility were available on a revolving basis through October 2001 after which time outstanding borrowings were payable over time based on future excess cash flows from certain of the Trusts. In June 2002, the Company replaced this facility with a letter of credit from a financial institution. The remaining balance on the credit enhancement facility was paid off with a corresponding release of restricted cash.

6.  Senior Notes

In June 2002, the Company issued $175.0 million of senior notes that are due in May 2009. Interest on the notes is payable semiannually at a rate of 9.25% per annum. The notes, which are uncollateralized, may be redeemed at the option of the Company after May 2006 at a premium declining to par in May 2008. The proceeds from the senior note issuance were used to redeem the $175.0 million 9.25% senior notes that were due in May 2004. As of June 30, 2002, $135.4 million of the senior notes due in May 2004 were tendered and redeemed. The remainder of the senior notes due in May 2004 was redeemed subsequent to June 30, 2002.

Additionally, the Company has outstanding $200.0 million of senior notes that are due in April 2006. Interest on the notes is payable semiannually at a rate of 9.875% per annum. In April 2002, the Company entered into an interest rate swap agreement to hedge the fair value of these senior notes. At June 30, 2002, the carrying value of the senior notes was adjusted by $5.5 million to reflect the effective use of the fair value hedge. On August 2, 2002, the Company terminated the interest rate swap agreement. The fair value of the interest rate swap was $9.7 million at termination date. This amount will be reflected in the carrying value of the senior notes and will be amortized into interest expense over the expected term of the senior notes. The notes, which are uncollateralized, may be redeemed at the option of the Company after April 2003 at a premium declining to par in April 2005.

The Indentures pursuant to which the senior notes were issued contain restrictions including limitations on the Company's ability to incur additional indebtedness other than certain collateralized indebtedness, pay cash dividends and repurchase common stock. Debt issuance costs and original issue discounts are being amortized over the expected term of the notes, and unamortized costs of $6.3 million and $6.7 million as of June 30, 2002 and 2001, respectively, are included in other assets in the consolidated balance sheets.

7.  Commitments and Contingencies

Leases

Branch lending offices are generally leased for terms of up to five years with certain rights to extend for additional periods. The Company also leases space for its administrative offices and loan servicing activities under leases with terms up to twelve years with renewal options. Certain leases contain lease escalation clauses for real estate taxes and other operating expenses and renewal option clauses calling for increased rents. Lease expense was $24.4 million, $17.3 million and $13.6 million for the years ended June 30, 2002, 2001 and 2000, respectively.

The financing arrangement for one of the Company's loan servicing centers is structured as a synthetic lease pursuant to which the Company is considered to lease the property for accounting purposes but is considered to own the property, subject to the indebtedness incurred to acquire and construct the property, for federal income tax and other purposes. This arrangement provides for rental payments to be made through the scheduled termination date in September 2003, at which time the Company may be required to purchase the property from the lessor for a purchase price equal to the amount of the outstanding debt. The lessor may accelerate the Company's purchase obligation in the event of certain defaults specified in the lease financing documents. The Company may also elect to purchase the property and terminate the lease financing arrangement prior to the scheduled termination date. As of June 30, 2002, the amount of outstanding debt under this lease financing arrangement was $33.2 million. Neither the property nor the outstanding debt incurred to acquire and construct the property is recorded on the Company's consolidated balance sheets.

Operating lease commitments for years ending June 30 are as follows (in thousands):

                2003                             $ 80,605
                2004                               15,380
                2005                               13,192
                2006                               11,668
                2007                                9,612
                Thereafter                         33,002
                                                 --------

                                                 $163,459
                                                 ========

Other Notes Payable

Maturities of other notes payable for years ending June 30 are as follows (in thousands):

                2003                             $37,291
                2004                              11,645
                2005                               6,331
                2006                               4,769
                2007                               2,905
                Thereafter                         3,870
                                                 -------

                                                 $66,811
                                                 =======

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash equivalents, restricted cash, derivative financial instruments and managed auto receivables, which include auto receivables held for sale and auto receivables serviced by the Company on behalf of the Trusts. The Company's cash equivalents and restricted cash represent investments in highly rated securities placed through various major financial institutions. The counterparties to the Company's derivative financial instruments are various major financial institutions. Managed auto receivables represent contracts with consumers residing throughout the United States and, to a limited extent, in Canada, with borrowers located in California and Texas each accounting for 13% of the managed auto receivables portfolio as of June 30, 2002. No other state accounted for more than 10% of managed auto receivables.

Guarantees of Indebtedness

The Company has guaranteed certain subordinated asset-backed securities issued in its securitization transactions. The total outstanding balance of the subordinated asset-backed securities guaranteed by the Company was $78.3 million and $78.8 million at June 30, 2002 and 2001, respectively. Subordinated asset-backed securities guaranteed by the Company are expected to mature by the end of calendar 2003. Because the Company does not expect the guarantees to be funded prior to expiration, the guaranteed amount does not reflect estimates of future cash flows for settlement of the guarantees.

Legal Proceedings

As a consumer finance company, the Company is subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud and breach of contract. Some litigation against the Company could take the form of class action complaints by consumers. As the assignee of finance contracts originated by dealers, the Company may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.

The Company believes that it has taken prudent steps to address the litigation risks associated with its business activities. As of June 30, 2002, there were no lawsuits pending or, to the best knowledge of the Company, threatened against it, the outcome of which will have a material effect on the Company's financial condition, results of operations or cash flows.

8.  Stock Options

General

The Company has certain stock-based compensation plans for employees, non-employee directors and key executive officers.

A total of 21,500,000 shares have been authorized for grants of options and other stock-based awards under the employee plans, of which 2,000,000 shares are available for grants to non-employee directors as well as employees. As of June 30, 2002, 1,397,567 shares remain available for future grants. The exercise price of each option must equal the market price of the Company's stock on the date of grant, and the maximum term of each option is ten years. The vesting period is typically four years, although certain options granted to non-officers vest over a two-year period. A committee of the Company's Board of Directors establishes policies and procedures for option grants, vesting periods and the term of each option.

A total of 1,500,000 shares have been authorized for grants of options under the non-employee director plans. These plans have expired and no shares remain available for future grants as of June 30, 2001. The exercise price of each option must equal the market price of the Company's stock on the date of grant and the maximum term of each option is ten years. Option grants, vesting periods and the term of each option are established by the terms of the plans.

A total of 6,300,000 shares have been authorized for grants of options under the key executive officer plans, none of which remain available for future grants as of June 30, 2001. Option grants, vesting periods and the exercise price and term of each option are established by the terms of the plans.

The Company has elected not to adopt the fair value-based method of accounting for stock-based awards and, accordingly, no compensation expense has been recognized for options granted under the plans described above. Had compensation expense for the Company's plans been determined using the fair value-based method, pro forma net income would have been $323.2 million, $206.5 million and $101.7 million, pro forma basic earnings per share would have been $3.81, $2.60 and $1.39 and pro forma diluted earnings per share would have been $3.60, $2.41 and $1.31 for the years ended June 30, 2002, 2001 and 2000, respectively.

The following tables present information related to the Company's stock-based compensation plans. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Years Ended June 30,                2002         2001        2000
-------------------------------------------------------------------

Expected dividends                     0            0            0
Expected volatility                  101%          51%          45%
Risk-free interest rate             4.28%        5.31%        6.10%
Expected life                     5 years      5 years      5 years

Employee Plans

A summary of stock option activity under the Company's employee plans is as follows (shares in thousands):

Years Ended June 30,                  2002                    2001                    2000
----------------------------------------------------------------------------------------------------
                                          Weighted                 Weighted                Weighted
                                          Average                  Average                 Average
                                          Exercise                 Exercise                Exercise
                               Shares      Price      Shares        Price       Shares      Price
----------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year             8,303      $19.40     10,582        $12.22      10,856      $ 9.92
Granted                         3,906       24.18      2,319         32.54       3,009       16.67
Exercised                      (1,290)      15.25     (4,411)         9.14      (2,665)       7.70
Canceled                         (600)      24.96       (187)        17.60        (618)      14.31
                             ---------------------------------------------------------------------
Outstanding at
  end of year                  10,319      $21.40      8,303        $19.40      10,582      $12.22
                             =====================================================================

Options exercisable at
  end of year                   4,695      $17.57      3,823        $15.69       6,229      $10.05
                             =====================================================================

Weighted average fair value
  of options granted
  during year                              $18.58                   $16.50                  $ 7.93
                                         ========                 ========                ========

A summary of options outstanding under employee plans as of June 30, 2002, is as follows (shares in thousands):

                                     Options Outstanding                    Options Exercisable
---------------------------------------------------------------------  -----------------------------
                                           Weighted       Weighted                        Weighted
                                        Average Years      Average                         Average
Range of                  Number         of Remaining     Exercise          Number        Exercise
Exercise Prices         Outstanding    Contractual Life     Price        Outstanding        Price
---------------------------------------------------------------------  -----------------------------

$ 2.75 to  5.00                   5          2.33          $ 3.55                  5       $ 3.55
$ 5.01 to 10.00                 451          4.47            7.41                451         7.41
$10.01 to 15.00               1,859          6.03           12.67              1,406        12.31
$15.01 to 20.00               5,383          7.60           16.67              2,081        16.95
$20.01 to 25.00                 450          8.11           21.13                119        21.16
$25.01 to 30.00                 491          7.99           27.79                212        27.94
$30.01 to 35.00                  79          9.15           34.74                 18        34.61
$35.01 to 40.00                 251          8.42           35.79                 90        35.78
$40.01 to 45.00                 110          5.99           42.16                  3        42.49
$45.01 to 55.00                 802          8.78           45.91                310        45.60
$55.01 to 65.00                 438          2.08           63.63                           63.63
                         ----------                                       ----------

                             10,319                                            4,695
                         ==========                                       ==========

Restricted stock with an approximate aggregate market value of $2.4 million and $2.3 million at the time of grant was also issued under the employee plans during the years ended June 30, 2002 and 2001, respectively. The market value of these restricted shares at the date of grant is being amortized into expense over a period that approximates the restriction period. As of June 30, 2002 and 2001, unamortized compensation expense related to the restricted stock awards was $3.3 million and $2.2 million, respectively.

Non-Employee Director Plans

A summary of stock option activity under the Company's non-employee director plans is as follows (shares in thousands):

Years Ended June 30,                    2002                2001                2000
---------------------------------------------------------------------------------------------
                                            Weighted            Weighted             Weighted
                                            Average             Average               Average
                                            Exercise            Exercise             Exercise
                                    Shares   Price     Shares    Price      Shares     Price
---------------------------------------------------------------------------------------------
Outstanding at
  beginning of year                  480    $ 9.75      1,380    $4.33       1,385     $ 3.37
Granted                                                                         80      17.81
Exercised                           (120)     3.18       (900)    1.44         (85)      1.40
                                    ---------------------------------------------------------
Outstanding at
  end of year                        360    $11.94        480    $9.75       1,380     $ 4.33
                                    =========================================================

Options exercisable at
  end of year                        360    $11.94        480    $9.75       1,380     $ 4.33
                                    =========================================================

Weighted average fair value of
  options granted during year                                                          $ 8.55
                                                                                       ======

A summary of options outstanding under non-employee director plans as of June 30, 2002, is as follows (shares in thousands):

                                       Options Outstanding and Exercisable
------------------------------------------------------------------------------
                                                     Weighted         Weighted
                                                   Average Years      Average
Range of                               Number      of Remaining       Exercise
Exercise Prices                     Outstanding  Contractual Life      Price
------------------------------------------------------------------------------

$ 1.40 to  3.75                              60         1.37           $ 2.85
$ 3.76 to 10.00                              80         3.92             7.92
$10.01 to 15.00                             140         5.92            14.77
$15.01 to 20.00                              80         7.35            17.81
                                    -----------

                                            360
                                    ===========

Key Executive Officer Plans

A summary of stock option activity under the Company's key executive officer plans is as follows (shares in thousands):

Years Ended June 30,                              2002                    2001                    2000
--------------------------------------------------------------------------------------------------------------------
                                                       Weighted                 Weighted                Weighted
                                                       Average                  Average                 Average
                                                       Exercise                 Exercise                Exercise
                                            Shares      Price       Shares       Price       Shares      Price
--------------------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year                          5,300     $ 11.25      6,200       $ 10.90       6,300     $  10.92
Exercised                                     (300)       8.00       (900)         8.89        (100)       12.00
                                          --------------------------------------------------------------------------

Outstanding at end of year                   5,000     $ 11.44      5,300       $ 11.25       6,200     $  10.90
                                          ==========================================================================

Options exercisable at
  end of year                                3,850     $ 11.27      3,000       $ 10.67       2,750     $   9.53
                                          ==========================================================================

A summary of options outstanding under key executive officer plans as of June 30, 2002, is as follows (shares in thousands):

                                             Options Outstanding                          Options Exercisable
--------------------------------------------------------------------------------------------------------------------
                                                    Weighted          Weighted                          Weighted
                                                  Average Years       Average                           Average
Range of                         Number           of Remaining        Exercise           Number         Exercise
Exercise Prices                Outstanding      Contractual Life       Price           Outstanding       Price
--------------------------------------------------------------------------------------------------------------------
  $  8.00                               700          3.81            $   8.00                  700      $   8.00
  $ 12.00                             4,300          5.58               12.00                3,150         12.00
                            ---------------                                       ----------------

                                      5,000                                                  3,850
                            ===============                                       ================

9.  Employee Benefit Plans


The Company has a defined contribution retirement plan covering substantially all employees. The Company's contributions to the plan were $5.0 million, $2.4 million and $2.2 million for the years ended June 30, 2002, 2001 and 2000, respectively.

The Company also has an employee stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the market value at specified dates. A total of 3,000,000 shares have been reserved for issuance under the plan. Shares purchased under the plan were 359,485, 322,015 and 250,495 for the years ended June 30, 2002, 2001 and 2000, respectively.

10.  Related Party Transactions

The Company has provided interest-bearing loans to certain executive officers and directors. These loans in the aggregate were $5.7 million and $1.8 million at June 30, 2002 and 2001, respectively. All loans are due and payable to the Company by December 31, 2003.

11.  Income Taxes

The income tax provision consists of the following (in thousands):

Years Ended June 30,           2002          2001        2000
----------------------------------------------------------------

Current                    $  156,156   $    56,561    $  60,403
Deferred                       61,373        82,947       15,388
                           -------------------------------------

                           $  217,529   $   139,508    $  75,791
                           =====================================

The Company's effective income tax rate on income before income taxes differs from the U.S. statutory tax rate as follows:

Years Ended June 30,           2002        2001       2000
-------------------------------------------------------------

U.S. statutory tax rate         35.0%      35.0%      35.0%
Other                            3.5        3.5        4.8
                            ---------------------------------

                                38.5%      38.5%      39.8%
                            =================================

The tax effects of temporary differences that give rise to deferred tax liabilities and assets are as follows (in thousands):

June 30,                                              2002      2001
--------------------------------------------------------------------------

Deferred tax liabilities:
   Gain on sale of receivables                    $  (123,847)  $  (85,556)
   Unrealized gain on credit enhancement assets       (25,529)     (46,132)
   Other                                              (17,422)      (6,595)
                                                  ------------------------
                                                     (166,798)    (138,283)
                                                  ------------------------
Deferred tax assets:
   Net operating loss carryforward - domestic                        1,204
   Net operating loss carryforward - Canadian           1,869        2,066
   Other                                               16,248        4,874
                                                  ------------------------
                                                       18,117        8,144
                                                  ------------------------

Net deferred tax liability                        $  (148,681)  $ (130,139)
                                                  ========================

As of June 30, 2002, the Company has a net operating loss carryforward of approximately $4.8 million for Canadian income tax reporting purposes that expires between June 30, 2006 and June 30, 2008.

12.  Earnings Per Share

A reconciliation of weighted average shares used to compute basic and diluted earnings per share is as follows (dollars in thousands, except per share amounts):

Years Ended June 30,                         2002                2001                 2000
------------------------------------------------------------------------------------------------
Net income                             $        347,483     $       222,852     $        114,501
                                       ================     ===============     ================
Weighted average shares
  outstanding                                84,748,033          79,562,495           73,038,005

Incremental shares resulting from
  assumed exercise of stock options           5,052,588           6,289,591            4,575,647
                                       ----------------     ---------------     ----------------

Weighted average shares and
  assumed incremental shares                 89,800,621          85,852,086           77,613,652
                                       ================     ===============     ================
Earnings per share:
  Basic                                $           4.10     $          2.80     $           1.57
                                       ================     ===============     ================

  Diluted                              $           3.87     $          2.60     $           1.48
                                       ================     ===============     ================

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

13. Supplemental Cash Flow Information

Cash payments for interest costs and income taxes consist of the following (in thousands):

Years Ended June 30,                           2002       2001      2000
--------------------------------------------------------------------------

Interest costs ($345 capitalized in 2002)   $ 152,031  $ 113,923  $ 69,630
Income taxes                                  122,682     59,733    62,714

During the years ended June 30, 2002, 2001 and 2000, the Company entered into capital lease agreements for property and equipment of $65.1 million, $8.8 million and $12.9 million, respectively.

14.  Supplemental Disclosure for Accumulated Other Comprehensive Income

A summary of changes in accumulated other comprehensive income is as follows (in thousands):

Years Ended June 30,                                     2002           2001          2000
--------------------------------------------------------------------  ------------- -------------
Net unrealized gains on credit
  enhancement assets:
  Balance at beginning of year                        $      113,145  $      44,803         21,410
  Unrealized holding (losses) gains, net of taxes
    of $(16,503), $45,688 and $15,511,
    respectively                                             (26,363)        72,983         24,845
  Reclassification into earnings, net of taxes
    of $(3,056), $(2,905) and $(909),
    respectively                                              (4,883)        (4,641)        (1,452)
                                                      --------------  -------------  -------------
  Balance at end of year                                      81,899        113,145         44,803
                                                      --------------  -------------  -------------
Unrealized losses on cash flow hedges:
  Balance at beginning of year                               (39,456)
  Change in fair value associated with
    current period hedging activities, net of
    taxes of $(4,544) and $(24,700),
    respectively                                              (7,260)       (39,456)
  Reclassification into earnings, net of
    taxes of $3,500                                            5,592
                                                      --------------  -------------  -------------
  Balance at end of year                                     (41,124)       (39,456)
                                                      --------------  -------------  -------------
Accumulated foreign currency
  translation adjustment:
  Balance at beginning of year
  Translation gain                                             2,022
                                                      --------------  -------------  -------------
  Balance at end of year                                       2,022
                                                      --------------  -------------  -------------
Total accumulated other comprehensive
  income                                              $       42,797  $      73,689  $      44,803
                                                      ==============  =============  =============

15. Derivative Financial Instruments and Hedging Activities

As of June 30, 2002 and 2001, the Company had interest rate swap agreements with underlying notional amounts of $1,595.7 million and $1,719.2 million, respectively. These agreements had unrealized losses of approximately $66.9 million and $64.2 million as of June 30, 2002 and 2001, respectively. The ineffectiveness related to the interest rate swap agreements was not material for the year ended June 30, 2002. The Company estimates approximately $30.2 million of unrealized losses included in other comprehensive income will be reclassified into earnings within the next twelve months. The Company maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement. When the Company is engaged in more than one outstanding derivative transaction with the same counterparty and also has a legally enforceable master netting agreement with that counterparty, the net mark-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Company regards its credit exposure to the counterparty as being zero. The net mark-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement (i.e. a legal right of a setoff of receivable and payable derivative contracts) between the Company and the counterparty. Under the terms of the interest rate swap and cap agreements, the Company is required to pledge certain funds to be held in restricted cash accounts if the market value of the interest rate swap and cap agreements exceed an agreed upon amount. As of June 30, 2002 and 2001, these restricted cash accounts totaled $56.5 million and $41.9 million, respectively, and are included in other assets in the consolidated balance sheets.

16. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether recognized or not in the Company's consolidated balance sheets. Fair values are based on estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated timing and amount of future cash flows. Therefore, the estimates of fair value may differ substantially from amounts that ultimately may be realized or paid at settlement or maturity of the financial instruments and those differences may be material. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Estimated fair values, carrying values and various methods and assumptions used in valuing the Company's financial instruments are set forth below (in thousands):

June 30,                                                        2002                          2001
---------------------------------------------------------------------------------------------------------------
                                                      Carrying       Estimated       Carrying       Estimated
                                                        Value        Fair Value        Value        Fair Value
---------------------------------------------------------------------------------------------------------------
Financial assets:
  Cash and cash equivalents               (a)       $  119,445      $  119,445      $   77,053     $   77,053
  Receivables held for sale, net          (b)        2,198,391       2,315,010       1,921,465      2,032,603
  Interest-only receivables from Trusts   (c)          514,497         514,497         387,895        387,895
  Investments in Trust receivables        (c)          691,065         691,065         493,022        493,022
  Restricted cash                         (c)          343,570         343,570         270,358        270,358
  Interest rate swap agreements           (e)            5,548           5,548
  Interest rate cap agreements purchased  (e)           16,741          16,741          18,640         18,640
Financial liabilities:
  Warehouse credit facilities             (d)        1,751,974       1,751,974       1,502,879      1,502,879
  Credit enhancement facility             (d)                                           36,319         36,319
  Senior notes                            (e)          418,074         403,798         375,000        374,125
  Interest rate swap agreements           (e)           66,869          66,869          64,156         64,156
  Interest rate cap agreements sold       (e)           19,053          19,053          18,640         18,640
  Other notes payable                     (f)           66,811          66,811          23,077         23,077

(a) The carrying value of cash and cash equivalents is considered to be a reasonable estimate of fair value since these investments bear interest at market rates and have maturities of less than 90 days.

(b) Since the Company periodically sells its receivables in securitization transactions, fair value is estimated by discounting future net cash flows expected to be realized from the sale of the receivables using discount rate, prepayment and credit loss assumptions similar to the Company's historical experience.

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

(e) The fair values of the senior notes and interest rate cap and swap agreements are based on quoted market prices.

(f) The fair value of other notes payable is estimated based on rates currently available for debt with similar terms and remaining maturities.

REPORT OF INDEPENDENT ACCOUNTANTS


BOARD OF DIRECTORS AND SHAREHOLDERS
AMERICREDIT CORP.

We have audited the accompanying consolidated balance sheets of AmeriCredit Corp. as of June 30, 2002 and 2001, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmeriCredit Corp. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.


PricewaterhouseCoopers LLP
Fort Worth, Texas
August 6, 2002

                                AMERICREDIT CORP.
                                Common Stock Data

The Company's common stock trades on the New York Stock Exchange under the symbol ACF. There were 85,817,175 shares of common stock outstanding as of June 30, 2002. The following table sets forth the range of the high, low and closing sale prices for the Company's common stock as reported on the Composite Tape of the New York Stock Exchange Listed Issues.

                                              High       Low      Close
------------------------------------------------------------------------

Fiscal year ended June 30, 2001

First Quarter                                $31.13    $17.38    $28.81
Second Quarter                                29.38     20.38     27.25
Third Quarter                                 37.92     26.00     32.43
Fourth Quarter                                54.95     30.22     51.95


Fiscal year ended June 30, 2002

First Quarter                                $64.90    $26.75    $31.62
Second Quarter                                36.90     14.00     31.55
Third Quarter                                 40.30     18.50     37.99
Fourth Quarter                                46.93     24.70     28.05


As of June 30, 2002, there were approximately 275 shareholders of record of the Company's common stock.

                                AMERICREDIT CORP.
                           Quarterly Data (Unaudited)
                  (dollars in thousands, except per share data)

                                              First         Second             Third         Fourth
                                             Quarter        Quarter           Quarter        Quarter
------------------------------------------------------------------------------------------------------
Fiscal year ended June 30, 2001

Finance charge income                        $45,400          $52,095          $61,017        $ 66,698
Gain on sale of receivables                   61,586           71,173           79,674          89,335
Servicing fee income                          59,270           63,435           74,423          84,111
Income before income taxes                    68,737           78,767           98,260         116,596
Net income                                    42,273           48,442           60,430          71,707
Basic earnings per share                        0.55             0.62             0.75            0.87
Diluted earnings per share                      0.51             0.57             0.70            0.81
Weighted average shares and
  assumed incremental shares              83,358,230       84,418,806       86,709,986      88,966,281

Fiscal year ended June 30, 2002

Finance charge income                       $ 96,797         $ 80,027         $ 82,188        $ 80,418
Gain on sale of receivables                   92,930          108,690          124,112         122,812
Servicing fee income                          85,235           94,571           97,362         112,203
Income before income taxes                   128,027          131,051          148,982         156,952
Net income                                    78,737           80,596           91,624          96,526
Basic earnings per share                        0.94             0.95             1.08            1.13
Diluted earnings per share                      0.88             0.91             1.02            1.06
Weighted average shares and
  assumed incremental shares              89,836,898       88,669,914       89,509,209      91,200,763

                                AMERICREDIT CORP.
                             SHAREHOLDER INFORMATION

Directors

Clifton H. Morris, Jr.
Executive Chairman of the Board, AmeriCredit Corp.

Michael R. Barrington
Vice Chairman, President and Chief Executive Officer, AmeriCredit Corp.

Daniel E. Berce
Vice Chairman and Chief Financial Officer, AmeriCredit Corp.

A.R. Dike
President and Chief Executive Officer, The Dike Company, Inc.

Edward H. Esstman
Vice Chairman, AmeriCredit Corp.

James H. Greer
Chairman of the Board, Greer Capital Corp. Investments

Douglas K. Higgins
Owner, Higgins & Associates

Kenneth H. Jones, Jr.
Private Investor

Executive Management Team

Clifton H. Morris, Jr.
Executive Chairman of the Board

Michael R. Barrington
Vice Chairman, President and Chief Executive Officer

Daniel E. Berce
Vice Chairman and Chief Financial Officer

Steven P. Bowman
Executive Vice President, Chief Credit Officer

Chris A. Choate
Executive Vice President, Chief Legal Officer and Secretary

Richard E. Daly
Executive Vice President, Chief Learning Officer

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

Preston A. Miller
Executive Vice President, Treasurer

Karl J. Reeb
Executive Vice President, Chief Administration Officer

Corporate Headquarters

801 Cherry Street
Suite 3900
Fort Worth, Texas 76102
817-302-7000

Annual Meeting

The annual meeting of the Company will be held on November 26, 2002, at 10:00 a.m. at the Fort Worth Club, 306 West Seventh Street, Fort Worth, Texas. All shareholders are cordially invited to attend.

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
800-635-9270
www.melloninvestor.com

Independent Accountants

PricewaterhouseCoopers LLP
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102-4183

Form 10-K

Shareholders may obtain without charge a copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, by writing the Investor Relations Department at the corporate headquarters address or by accessing Investor Information on the Company's website at www.americredit.com.